As filed with the Securities and Exchange Commission on October 25, 2017

Securities Act Registration No. 333-214506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒ Registration Statement under the Securities Act of 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 5

GOLDMAN SACHS BDC, INC.

(Exact Name of Registrant as Specified in the Charter)

200 West Street

New York, New York 10282

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 902-0300

Jonathan Lamm

Neena Reddy

Goldman Sachs BDC, Inc.

200 West Street

New York, New York 10282

(Name and Address of Agent for Service)

Copies of information to:

Stuart Gelfond, Esq. Joshua Wechsler, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Telephone: (212) 859-8000 Facsimile: (212) 859-4000

Geoffrey R.T. Kenyon, Esq.

Thomas J. Friedmann, Esq.

William J. Tuttle, Esq.

Dechert LLP
One International Place, 40th Floor

100 Oliver Street

Boston, Massachusetts 02110

Telephone: (617) 728-7100
Facsimile: (617) 426-6567

Margery K. Neale, Esq. James G. Silk, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000 Facsimile: (212) 728-9294

Approximate date of proposed public offering:

From time to time after the effective date of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box  ☒

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)
Common Stock, $0.001 par value per share (2)(3)
Preferred Stock, $0.001 par value per share (2)
Warrants (4)
Debt Securities (5)
Subscription Rights (2)
Total (6)			$200,000,000(6)	$23,180(1)

(1)	Registration fee previously paid. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement.
(2)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of shares of common stock or preferred stock, or subscription rights to purchase shares of common stock as may be sold, from time to time.
(3)	Includes such indeterminate number of shares of common stock as may, from time to time, be issued upon conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.
(4)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.
(5)	Subject to Note 6 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $200,000,000.
(6)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $200,000,000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(c), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION OCTOBER 25, 2017

$200,000,000

GOLDMAN SACHS BDC, INC.

Common Stock

Preferred Stock

Warrants

Debt Securities

Subscription Rights

We are an externally managed specialty finance company that is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). We are focused on lending to “middle-market companies,” a term we generally use to refer to companies with earnings before interest, taxes, depreciation and amortization (“EBITDA”) of between $5 million and $75 million annually. Our investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, unitranche, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

We are managed by our investment adviser, Goldman Sachs Asset Management, L.P. (“GSAM” or “Investment Adviser”), a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“Group Inc.”). Group Inc., together with Goldman Sachs & Co. LLC (including its predecessors, “GS & Co.”), GSAM and its other subsidiaries and affiliates, is referred to herein as “Goldman Sachs.”

We may offer, from time to time, in one or more offerings, together or separately, up to $200,000,000 of our common stock, preferred stock, warrants, debt securities or subscription rights representing rights to purchase shares of our common stock, preferred stock or debt securities, which we refer to, collectively, as the “securities.” The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “GSBD”. On October 24, 2017, the last reported sales price for our common stock on the New York Stock Exchange was $22.50 per share. The net asset value (“NAV”) of our common stock as of June 30, 2017 (the last date prior to the date of this prospectus as of which we determined NAV) was $18.23.

We are an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act (the “JOBS Act”).

This prospectus and the accompanying prospectus supplement contain important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission (the “SEC”). You may obtain this information or make stockholder inquiries by written or oral request and free of charge by contacting us at 200 West Street, New York, NY 10282, on our website at www.goldmansachsbdc.com, or by calling us collect at (212) 902-0300. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be a part of this prospectus. The SEC also maintains a website at http://www.sec.gov that contains this information.

Shares of closed-end investment companies, including business development companies, that are listed on an exchange frequently trade at a discount to their NAV per share. If our shares trade at a discount to our NAV, it may increase the risk of loss for purchasers in any offering. Investing in our securities involves a high degree of risk, including credit risk and the risk of the use of leverage, and is highly speculative. Before buying any securities, you should read the discussion of the material risks of investing in our securities in “Risk Factors” beginning on page 13 of this prospectus.

The securities in which we invest are generally not rated by any rating agency, and if they were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service and lower than “BBB-” by Fitch Ratings or Standard & Poor’s Ratings Services (“S&P”)). These securities, which may be referred to as “junk bonds,” “high yield bonds” or “leveraged loans,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is         , 2017

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information or to make any representations not contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date.

TRADEMARKS

This prospectus contains trademarks and service marks owned by Goldman Sachs. This prospectus may also contain trademarks and service marks owned by third parties.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using the “shelf” registration process. Under the shelf registration process, which constitutes a delayed offering in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), we may offer, from time to time, up to $200,000,000 of our common stock, preferred stock, warrants, debt securities or subscription rights representing rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. We may sell our securities through underwriters or dealers, “at-the-market” to or through a market maker, into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement together with any exhibits before you make an investment decision.

ii

PROSPECTUS SUMMARY

This summary highlights some of the information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the securities offered by this prospectus. You should review the more detailed information contained in this prospectus, especially the information set forth under the heading “Risk Factors”.

Unless indicated otherwise in this prospectus or the context requires otherwise, the terms “Company,” “we,” “us,” or “our” refer to Goldman Sachs BDC, Inc. and its consolidated subsidiaries, as the context may require, or for periods prior to our conversion from a limited liability company to a corporation (the “Conversion”), Goldman Sachs Liberty Harbor Capital, LLC.

Goldman Sachs BDC, Inc.

We are a specialty finance company focused on lending to middle-market companies. We are a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act. In addition, we have elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2013. From our formation in 2012 through June 30, 2017 we have originated more than $2.17 billion in aggregate principal amount of debt and equity investments prior to any subsequent exits and repayments. We seek to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, unitranche, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments. Unitranche loans are first lien loans that may extend deeper in a company’s capital structure than traditional first lien debt and may provide for a waterfall of cash flow priority between different lenders in the unitranche loan. In a number of instances, we may find another lender to provide the “first out” portion of such loan and retain the “last out” portion of such loan, in which case, the “first out” portion of the loan would generally receive priority with respect to payment of principal, interest and any other amounts due thereunder over the “last out” portion that we would continue to hold. In exchange for the greater risk of loss, the “last out” portion generally earns a higher interest rate. We use the term “mezzanine” to refer to debt that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. We may make multiple investments in the same portfolio company.

We invest primarily in U.S. middle-market companies, which we believe are underserved by traditional providers of capital such as banks and the public debt markets. In describing our business, we generally use the term “middle market companies” to refer to companies with EBITDA of between $5 million and $75 million annually. However, we may from time to time invest in larger or smaller companies. We generate revenues primarily through receipt of interest income from the investments we hold. In addition, we generate income from various loan origination and other fees, dividends on direct equity investments and capital gains on the sales of investments. Fees received from portfolio companies (directors’ fees, consulting fees, administrative fees, tax advisory fees and other similar compensation) are paid to us, unless, to the extent required by applicable law or exemptive relief, if any, therefrom, we only receive our allocable portion of such fees when invested in the same portfolio company as another account managed by Goldman Sachs. The companies in which we invest use our capital for a variety of purposes, including to support organic growth, fund acquisitions, make capital investments or refinance indebtedness.

Investment Strategy

Our origination strategy focuses on leading the negotiation and structuring of the loans or securities in which we invest and holding the investments in our portfolio to maturity. In many cases we are the sole investor in the loan or security in our portfolio. Where there are multiple investors, we generally seek to control or obtain significant influence over the rights of investors in the loan or security. Our investments typically have maturities between three and ten years and generally range in size between $10 million and $75 million, although we may make larger or smaller investments on occasion. In addition, part of our strategy involves an investment in a joint venture, Senior Credit Fund, LLC (the “Senior Credit Fund”), with the Regents of the University of California (“Cal Regents”). The Senior Credit Fund’s principal purpose is to make investments, either directly or indirectly through its wholly owned subsidiary, Senior Credit Fund SPV I, LLC (“SPV I”), primarily in senior secured loans to middle-market companies.

Investment Portfolio

As of June 30, 2017 and December 31, 2016, our portfolio (excluding our investment in a money market fund managed by an affiliate of Group Inc. of $2.12 million and $0.00 million, respectively) consisted of the following:

	As of
	June 30, 2017			December 31, 2016
Investment Type	Amortized Cost	Fair Value	Percentage of Total Portfolio at Fair Value	Amortized Cost	Fair Value	Percentage of Total Portfolio at Fair Value
	($ in millions)			($ in millions)
First Lien/Senior Secured Debt	$369.90	$363.76	32.7%	$436.90	$421.03	36.1%
First Lien/Last-Out Unitranche	334.93	306.48	27.6	329.45	310.25	26.6
Second Lien/Senior Secured Debt	316.64	317.25	28.5	352.70	336.18	28.8
Unsecured Debt	3.30	3.30	0.3	3.12	3.12	0.3
Preferred Stock	11.15	11.24	1.0	11.12	11.83	1.0
Common Stock	21.43	15.00	1.4	11.63	6.49	0.5
Investment Funds & Vehicles	94.34	94.82	8.5	77.59	78.39	6.7

Total Investments	$1,151.69	$1,111.85	100.0%	$1,222.51	$1,167.29	100.0%

As of June 30, 2017, our portfolio consisted of 65 investments in 45 portfolio companies across 27 different industries. The largest industries in our portfolio, based on fair value as of June 30, 2017, were Software, Diversified Telecommunication Services, Investment Funds & Vehicles and Air Freight & Logistics, which represented 9.9%, 8.6%, 8.5% and 6.2%, respectively, of our portfolio at fair value.

As of June 30, 2017, on a fair value basis, approximately 4.1% of our performing debt investments bore interest at a fixed rate (including income producing preferred stock investments), and approximately 95.9% of our performing debt investments bore interest at a floating rate, which was primarily London Interbank Offered Rate (“LIBOR”) plus a spread.

The geographic composition of our portfolio at fair value at June 30, 2017 was United States 98.8%, Germany 1.1% and Canada 0.1%.

As of June 30, 2017, the weighted average yield of our total portfolio (excluding our investment in a money market fund managed by an affiliate of Group Inc.) at amortized cost and fair value (both of which include interest income and amortization of fees and discounts) was 10.8% and 12.5%, respectively. The weighted average yield of our portfolio investments does not represent the total return to the Company’s stockholders because it does not reflect our expenses and the sales load, if any, paid by investors. As of June 30, 2017, the weighted average net debt to EBITDA and the weighted average interest coverage ratio of our portfolio companies was 5.0 times and 2.6 times, respectively. The weighted average net debt to EBITDA represents the weighted average ratio of our portfolio companies’ debt (net of cash), including all of our investment and the amount of debt senior to us, to our portfolio companies’ EBITDA. The weighted average interest coverage ratio (EBITDA to total interest expense) of our portfolio companies reflects our portfolio companies’ EBITDA as a multiple of their interest expense. Portfolio company statistics have been calculated as a percentage of debt investments and income producing preferred investments, including the underlying debt investments in the Senior Credit Fund and excluding collateral loans where net debt to EBITDA may not be the appropriate measure of credit risk. Portfolio company statistics are derived from the most recently available financial statements of each portfolio company as of the reported year ended date.

As of June 30, 2017, we and Cal Regents had subscribed to fund and contributed the following in the Senior Credit Fund:

	June 30, 2017
	Subscribed to fund	Contributed
	($ in millions)
Company	$100.00	$94.34
Cal Regents	100.00	94.34

Total	$200.00	$188.68

As of June 30, 2017, the Senior Credit Fund had total investments in senior secured debt at fair value of $502.43 million. As of June 30, 2017, the Senior Credit Fund had no investments on non-accrual status. In addition, as of June 30, 2017, the Senior Credit Fund had an investment in a money market fund managed by an affiliate of Group Inc. with a total fair value of $17.43 million. Additionally, as of June 30, 2017, the Senior Credit Fund had six unfunded commitments totaling $12.55 million.

Below is a summary of the Senior Credit Fund’s portfolio (excluding an investment in a money market fund managed by an affiliate of Group Inc.) as of June 30, 2017:

June 30, 2017
Number of portfolio companies	35
Total senior secured debt (1)	$520.80 million
Largest loan to a single borrower (1)	$24.95 million
Weighted average current interest rate on senior secured debt (2)	7.0%
Percentage of performing debt bearing a floating rate (3)	100.0%
Percentage of performing debt bearing a fixed rate (3)	—%
Weighted average leverage (net debt/EBITDA) (4)	4.1x
Weighted average interest coverage (4)	3.1x
Median EBITDA (4)	$43.96 million

(1)	At par amount.
(2)	Computed as the (a) annual stated interest rate on accruing senior secured debt divided by (b) total senior secured debt at par amount.
(3)	Measured on a fair value basis.
(4)

For a particular portfolio company of the Senior Credit Fund, EBITDA typically represents net income before net interest expense, income tax expense, depreciation and amortization. The net debt to EBITDA represents the ratio of a portfolio company’s total debt (net of cash) and excluding debt subordinated to the Senior Credit Fund’s investment in a portfolio company, to a portfolio company’s EBITDA. The interest coverage ratio represents the ratio of a portfolio company’s EBITDA as a multiple of interest expense. Weighted average net debt to EBITDA is weighted based on the fair value of the Senior Credit Fund’s debt investments. Weighted average interest coverage is weighted based on the fair value of the Senior Credit Fund’s performing debt investments. Median EBITDA is based on the Senior Credit Fund’s debt investments. Portfolio company statistics are derived from the most recently available financial statements of each portfolio company of the Senior Credit Fund as of the respective reported end date. Statistics of the Senior Credit Fund’s portfolio companies have not been independently verified by us and may reflect a normalized or adjusted amount.

As of June 30, 2017, the Senior Credit Fund was invested across 20 different industries. The largest industries in the Senior Credit Fund’s portfolio, based on fair value as of June 30, 2017, were IT Services, Software, Internet Software & Services and Capital Markets, which represented 10.4%, 8.4%, 7.2% and 7.0%, respectively, of the Senior Credit Fund’s portfolio at fair value.

Corporate Structure

We were formed as a private fund in September 2012 and commenced operations in November 2012, using seed capital contributions we received from Group Inc. In March 2013, we elected to be treated as a BDC. We have elected to be treated, and expect to qualify annually, as a RIC under Subchapter M of the Code, commencing with our taxable year ended December 31, 2013. On March 18, 2015, our common stock began trading on the New York Stock Exchange (“NYSE”) under the symbol “GSBD”. On March 23, 2015, we closed our initial public offering (“IPO”), issuing 6,000,000 shares of common stock at a public offering price of $20.00 per share. Net of offering and underwriting costs, we received cash proceeds of $114.57 million. On April 21, 2015, we issued an additional 900,000 shares of our common stock pursuant to the exercise of the underwriters’ over-allotment option in connection with the IPO. Net of underwriting costs, we received additional cash proceeds of $17.27 million. On May 24, 2017, we sold 3,250,000 shares of our common stock at a public offering price of $22.50 per share. Net of underwriting costs and offering expenses, we received cash proceeds of $70.9 million. On May 26, 2017, we issued an additional 487,500 shares of our common stock pursuant to the underwriters’ exercise of the option to purchase additional shares that we granted in connection with the May 24, 2017 sale of our common stock. Net of underwriting costs, we received additional cash proceeds of $10.6 million. As a result of the Conversion, subsequent share repurchases, the IPO and the follow-on equity offering completed in May 2017, as of June 30, 2017, Group Inc. owned approximately 16.17% of our common stock. See “Business—Corporate Structure.”

Our Investment Adviser

GSAM serves as our investment adviser and has been registered as an investment adviser with the SEC since 1990. Subject to the supervision of our Board of Directors (the “Board of Directors”), a majority of which is made up of independent directors (including an independent Chairman), GSAM manages our day-to-day operations and provides us with investment advisory and management services and certain administrative services. GSAM is a subsidiary of Group Inc., a public company that is a bank holding company, financial holding company and a world-wide, full-service financial services organization. Group Inc. is the general partner and owner of GSAM. GSAM has been providing financial solutions for investors since 1988 and had over $1.21 trillion of assets under supervision as of June 30, 2017.

The Private Credit Group of GSAM (the “GSAM Private Credit Group”) is responsible for identifying investment opportunities, conducting research and due diligence on prospective investments, negotiating and structuring our investments and monitoring and servicing our investments. The GSAM Private Credit Group was comprised of 21 investment professionals, as of June 30, 2017, all of whom are dedicated to the Company’s investment strategy and other funds that share a similar investment strategy with the Company. These professionals are supported by an additional 13 investment professionals, as of June 30, 2017, who are primarily focused on investment strategies in syndicated, liquid credit (together with the GSAM Private Credit Group,

“GSAM Credit Alternatives”). These individuals may have additional responsibilities other than those relating to us, but generally allocate a portion of their time in support of our business and our investment objective as a whole. In addition, GSAM has risk management, legal, accounting, tax, information technology and compliance personnel, among others, who provide services to us. We benefit from the expertise provided by these personnel in our operations.

The GSAM Private Credit Group is dedicated primarily to private corporate credit investment opportunities in North America, and utilizes a bottom-up, fundamental research approach to lending. The senior members of the GSAM Private Credit Group have been working together since 2006 and have an average of over 17 years of experience in leveraged finance and private transactions.

All investment decisions are made by the Investment Committee of GSAM’s Private Credit Group (the “Investment Committee”), which currently consists of five voting members: Brendan McGovern, Salvatore Lentini, Jon Yoder, David Yu and Scott Turco, as well as three non-voting members with operational and/or legal expertise. For biographical information about the voting members of the Investment Committee, see “Management—Biographical Information.” The Investment Committee is responsible for approving all of our investments. The Investment Committee also monitors investments in our portfolio and approves all asset dispositions. We expect to benefit from the extensive and varied relevant experience of the investment professionals serving on the Investment Committee, which includes expertise in privately originated and publicly traded leveraged credit, stressed and distressed debt, bankruptcy, mergers and acquisitions and private equity. The voting members of the Investment Committee collectively have over 50 years of experience in middle-market investment and activities related to middle-market investing. The membership of the Investment Committee may change from time to time.

Allocation of Opportunities

Our investment objectives and investment strategies are similar to those of other client accounts managed by our Investment Adviser (including Goldman Sachs Private Middle Market Credit LLC (“GS PMMC”), a privately offered BDC, and Goldman Sachs Middle Market Lending Corp. (“GS MMLC”), a privately offered BDC, collectively with other such client accounts managed by our Investment Adviser, the “Accounts”), and an investment appropriate for us may also be appropriate for those Accounts. This creates potential conflicts in allocating investment opportunities among us and such other Accounts, particularly in circumstances where the availability of such investment opportunities is limited, where the liquidity of such investment opportunities is limited or where co-investments by us and other Accounts are not permitted under applicable law. For a further explanation of the allocation of opportunities and other conflicts and the risks related thereto, please see “Business—Allocation of Opportunities” and “Potential Conflicts of Interest.”

Market Opportunity

According to the National Center for the Middle Market and the CIA World Fact Book, the U.S. middle market is comprised of approximately 200,000 companies that represent approximately 33% of the private sector gross domestic product, or approximately $5.9 trillion.1 This makes the U.S. middle market equivalent to the world’s third largest global economy on a stand-alone basis. Collectively, the U.S. middle market generates more than $6 trillion in annual revenue. The GSAM Private Credit Group believes that existing market conditions and regulatory changes have combined to create an attractive investment environment for non-bank lenders such as us to provide loans to U.S. middle market companies. For a further discussion of the market opportunities associated with the Company’s focus on middle market companies, see “Business—Market Opportunities.”

[1]

Estimate by the National Center for the Middle Market, which defined middle market as companies with annual revenue of $10 million - $1 billion. See http://www.middlemarketcenter.org (relying on data from the 2015 CIA World Factbook, available at https://www.cia.gov/library/publications/the-world-factbook/).

Competitive Advantages

The Goldman Sachs Platform: Goldman Sachs is a leading global financial institution that provides a wide range of financial services to a substantial and diversified client base, including companies and high net worth individuals, among others. The firm is headquartered in New York and maintains offices across the United States and in all major financial centers around the world. Group Inc.’s asset management subsidiary, GSAM, is one of the world’s leading investment managers with over 650 investment professionals and over $1.21 trillion of assets under supervision, in each case as of June 30, 2017. GSAM’s investment teams, including the GSAM Private Credit Group, capitalize on the relationships, market insights, risk management expertise, technology and infrastructure of Goldman Sachs. We believe the Goldman Sachs platform delivers a meaningful competitive advantage to us. For a detailed discussion of the Company’s competitive advantages, see “Business—Competitive Advantages.”

Operating and Regulatory Structure

We have elected to be treated as a BDC under the Investment Company Act. As a BDC, we are generally prohibited from acquiring assets other than qualifying assets unless, after giving effect to any acquisition, at least 70% of our total assets are qualifying assets. Qualifying assets generally include securities of eligible portfolio companies, cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. Under the rules of the Investment Company Act, “eligible portfolio companies” include (i) private U.S. operating companies, (ii) public U.S. operating companies whose securities are not listed on a national securities exchange (e.g., the NYSE) or registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (iii) public U.S. operating companies having a market capitalization of less than $250 million. Public U.S. operating companies whose securities are quoted on the over-the-counter bulletin board and through OTC Markets Group Inc. are not listed on a national securities exchange and therefore are eligible portfolio companies. In addition, we currently are an “emerging growth company,” as defined in the JOBS Act. See “Regulation.”

We have elected to be treated, and expect to qualify annually, as a RIC under Subchapter M of the Code, commencing with our taxable year ended December 31, 2013. As a RIC, we generally will not be required to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our stockholders as dividends if we meet certain source of income, distribution and asset diversification requirements. We intend to timely distribute to our stockholders substantially all of our annual taxable income for each year, except that we may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, we may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. In addition, the distributions we pay to our stockholders in a year may exceed our net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. See “Price Range of Common Stock and Distributions.”

Use of Leverage

Our senior secured revolving credit agreement (as amended, the “Revolving Credit Facility”) with SunTrust Bank, as administrative agent, and Bank of America, N.A., as syndication agent, allows us to borrow money and lever our investment portfolio, subject to the limitations of the Investment Company Act, with the objective of increasing our yield. This is known as “leverage” and could increase or decrease returns to our stockholders. The use of leverage involves significant risks. As a BDC, with certain limited exceptions, we are only permitted to borrow amounts such that our asset coverage ratio, as defined in the Investment Company Act, equals at least 2 to 1 after such borrowing. Certain trading practices and investments, such as reverse repurchase agreements, may be considered borrowings or involve leverage and thus may be subject to Investment Company

Act restrictions. In accordance with applicable SEC staff guidance and interpretations, when we engage in such transactions, instead of maintaining an asset coverage ratio of at least 2 to 1, we will segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to our exposure, on a mark-to-market basis, to such transactions (as calculated pursuant to requirements of the SEC). Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered borrowings for these purposes. Practices and investments that may involve leverage but are not considered borrowings are not subject to the Investment Company Act’s asset coverage requirement and we will not otherwise segregate or earmark liquid assets or enter into offsetting positions for such transactions. The amount of leverage that we employ will depend on our Investment Adviser’s and our Board of Directors’ assessment of market conditions and other factors at the time of any proposed borrowing.

Recent Developments

As of June 30, 2017, we held two tranches of loans to Kawa Solar Holdings Limited (“Kawa”) comprised of $6.84 million par value of revolving first lien debt and $10.54 million of a first lien guarantee facility that was collateralized by cash. In July 2017, Kawa completed a capital restructuring whereby $4.70 million of the first lien revolver debt was exchanged into common equity of Conergy Asia Holdings Limited, a UK limited company that was formed to purchase and own the shares of Conergy Asia & ME Pte. Ltd., a subsidiary of Kawa. The remaining revolver was exchanged into a non-interest bearing first lien loan and we funded our pro rata share of $0.40 million of new first lien revolver. As a result of the exchange of the first lien revolver into non-interest bearing debt and non-income producing equity in connection with this restructuring, the investment was taken off of non-accrual status. The $10.54 million of first lien guarantee facility debt in Kawa was amended to convert the coupon to PIK.

On July 31, 2017, we and Cal Regents, as members of the Senior Credit Fund, entered into an amendment to the amended and restated limited liability company agreement of the Senior Credit Fund to extend the investment period for the Senior Credit Fund from August 1, 2017 to November 1, 2017.

On August 1, 2017, our Board of Directors declared a quarterly distribution of $0.45 per share payable on October 16, 2017 to holders of record as of September 29, 2017.

Summary Risk Factors

Investing in us involves a high degree of risk and you could lose all or part of your investment. We refer to certain of these risks below:

•	The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets in the United States, which may have a negative impact on our business and operations.

•	Our operation as a BDC imposes numerous constraints on us and significantly reduces our operating flexibility. In addition, if we fail to maintain our status as a BDC, we might be regulated as a closed-end investment company, which would subject us to additional regulatory restrictions.

•	We will be subject to corporate-level U.S. federal income tax on all of our income if we are unable to maintain our status as a RIC under Subchapter M of the Code, which would have a material adverse effect on our financial performance.

•	We are dependent upon management personnel of our Investment Adviser for our future success.

•	Our ability to grow depends on our ability to raise additional capital.

•	We borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us.

•	We operate in a highly competitive market for investment opportunities.

•	Potential conflicts of interest with other businesses of Goldman Sachs could impact our investment returns.

•	Goldman Sachs has influence, and may continue to exert influence, over our management and affairs and over most votes requiring stockholder approval.

•	Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

•	Our Investment Adviser can resign on 60 days’ notice. We may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

•	Our ability to enter into transactions with our affiliates is restricted.

•	We are exposed to risks associated with changes in interest rates.

•	Our activities may be limited as a result of potentially being deemed to be controlled by a bank holding company.

•	Our investments are very risky and highly speculative.

•	The lack of liquidity in our investments may adversely affect our business.

•	Declines in market prices and liquidity in the corporate debt markets can result in significant net unrealized depreciation of our portfolio, which in turn would reduce our NAV.

•	Investing in our common stock involves an above average degree of risk.

Corporate Information

Our principal executive offices are located at 200 West Street, New York, New York 10282 and our telephone number is (212) 902-0300. We maintain a website located at www.goldmansachsbdc.com. Information on our website is not incorporated into or a part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the fees and expenses that an investor in our common stock will bear, directly or indirectly, based on the assumptions set forth below. We caution you that some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under “annual expenses” are based on estimated amounts for our current fiscal year. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or that “we” will pay fees or expenses, the holders of our common stock will indirectly bear such fees or expenses.

Stockholder transaction expenses (as a percentage of offering price):
Sales load	—	(1)
Offering expenses	—	(2)
Dividend reinvestment plan expenses	$15 transaction fee	(3)

Total stockholder transaction expenses	—

Annual expenses (as a percentage of net assets attributable to common stock):
Base management fee	2.62	%(4)
Incentive fees payable under the Investment Management Agreement (20% of investment income and capital gains)	1.48	%(5)
Interest payments on borrowed funds	2.33	%(6)
Other expenses	1.31	%(7)
Acquired fund fees and expenses	1.33	%(8)

Total annual expenses	9.07%

(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters or agents, a corresponding prospectus supplement will disclose the applicable sales load (underwriting discount or commission).
(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.
(3)	The expenses of the dividend reinvestment plan are included in “other expenses.” The plan administrator’s fees will be paid by us. There will be no brokerage charges or other charges to stockholders who participate in the plan except that, if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.12 per share brokerage commission from the proceeds. For additional information, see “Dividend Reinvestment Plan.”
(4)	Our management fee (the “Management Fee”) is calculated at an annual rate of 1.50% (0.375% per quarter) of the average value of our gross assets (excluding cash or cash equivalents (such as investments in money market funds), but including assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters). See “Management—Investment Management Agreement.” The Management Fee referenced in the table above is based on actual amounts incurred during the six months ended June 30, 2017, annualized for a full year.
(5)	The incentive fee (the “Incentive Fee”) payable to our Investment Adviser is based on our performance and is not paid unless we achieve certain goals. It consists of two components, one based on income and the other based on capital gains, that are determined independent of each other, with the result that one component may be payable even if the other is not. The Incentive Fee referenced in the table above is based on actual amounts incurred during the six months ended June 30, 2017, annualized for a full year.

The Incentive Fee based on income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to our aggregate net investment income, as adjusted as described below, from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2015) (in either case, the “Trailing Twelve Quarters”). The hurdle amount for the Incentive Fee based on income is determined on a quarterly basis, and is equal to 1.75% multiplied by our NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments for subscriptions (which includes all issuances by us of shares of our common stock, including issuances pursuant to our dividend reinvestment plan) and distributions that occurred during the relevant Trailing Twelve Quarters.

For the portion of the Incentive Fee based on income, we pay our Investment Adviser a quarterly Incentive Fee based on the amount by which (A) aggregate net investment income (“Ordinary Income”) in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount.” For the avoidance of doubt, Ordinary Income is net of all fees and expenses, including the Management Fee but excluding any Incentive Fee.

The Incentive Fee based on income for each quarter is determined as follows:

•	No Incentive Fee based on income is payable to our Investment Adviser for any calendar quarter for which there is no Excess Income Amount.

•	100% of the Ordinary Income, if any, that exceeds the hurdle amount, but is less than or equal to an amount, which we refer to as the “Catch-up Amount,” determined as the sum of 2.1875% multiplied by our NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters is included in the calculation of the Incentive Fee based on income; and

•	20% of the Ordinary Income that exceeds the Catch-up Amount is included in the calculation of the Incentive Fee based on income.

The amount of the Incentive Fee based on income that will be paid to our Investment Adviser for a particular quarter will equal the excess of the Incentive Fee so calculated minus the aggregate Incentive Fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters but not in excess of the Incentive Fee Cap (as described below).

The Incentive Fee based on income that is paid to our Investment Adviser for a particular quarter is subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap for any quarter is an amount equal to (a) 20% of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate Incentive Fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

“Cumulative Net Return” means (x) the Ordinary Income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss, as defined below, if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, we will pay no Incentive Fee based on income to our Investment Adviser for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the Incentive Fee based on income that is payable to our Investment Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, we will pay an Incentive Fee based on income to our Investment Adviser equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the Incentive Fee based on income that is payable to our Investment Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, we will pay an Incentive Fee based on income to our Investment Adviser equal to the Incentive Fee calculated as described above for such quarter without regard to the Incentive Fee Cap.

“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

The portion of the Incentive Fee based on capital gains is calculated on an annual basis. For each period beginning on January 1 of each calendar year and ending on December 31 of the calendar year or, in the case of our first and last year, the appropriate portion thereof (each, an “Annual Period”), we pay our Investment Adviser an Incentive Fee equal to (A) 20% of the difference, if positive, of the sum of our aggregate realized capital gains, if any, computed net of our aggregate realized capital losses, if any, and our aggregate unrealized capital depreciation, if any, in each case from April 1, 2013 until the end of such Annual Period minus (B) the cumulative amount of Incentive Fees based on capital gains previously paid to our Investment Adviser from April 1, 2013. For the avoidance of doubt, unrealized capital gains are excluded from the calculation in clause (A), above.

We accrue, but not pay, a portion of the Incentive Fee based on capital gains with respect to net unrealized appreciation. For more detailed information about the Incentive Fee, see “Management—Investment Management Agreement.”

(6)	Interest payments on borrowed funds represents an estimate of our annualized interest expense based on borrowings under the Revolving Credit Facility as of June 30, 2017 and the $115 million of Convertible Notes issued in October 2016. As of June 30, 2017, the weighted average interest rate on our total debt outstanding was 3.33%. For the six months ended June 30, 2017, the Revolving Credit Facility bore a weighted average interest rate of 2.95%, and the $115 million of Convertible Notes bore interest at an annual rate of 4.50%. We may borrow additional funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. We may also issue additional debt securities or preferred stock, subject to our compliance with applicable requirements under the Investment Company Act. We do not currently anticipate issuing additional debt securities or preferred stock in the next 12 months.

(7)	“Other Expenses” includes overhead expenses, including payments under the administration agreement with our administrator (the “Administration Agreement”), and is estimated for the current fiscal year. See “Management—Administration Agreement.”

(8)	Our stockholders indirectly bear the expenses of underlying funds or other investment vehicles in which we invest that (1) are investment companies or (2) would be investment companies under section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act (“Acquired Funds”). This amount includes the estimated annual fees and expenses of the Senior Credit Fund and a money market fund managed by an affiliate of Group Inc., which are our only Acquired Funds as of June 30, 2017.

Although not reflected above, the Investment Adviser expects to continue to waive a portion of its management fee payable by the Company in an amount equal to any management fees it earns as an investment adviser for any affiliated money market funds in which the Company invests.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses remain at the levels set forth in the table above, except for the Incentive Fee based on income. Transaction expenses are not included in the following example.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return (none of which is subject to the Incentive Fee based on capital gains) (1)	$75	$219	$356	$668
You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return resulting entirely from net realized capital gains (all of which is subject to the Incentive Fee based on capital gains) (2)	$85	$248	$402	$753

(1)	Assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation.
(2)	Assumes no unrealized capital depreciation and a 5% annual return resulting entirely from net realized capital gains and not otherwise deferrable under the terms of the Investment Management Agreement and therefore subject to the Incentive Fee based on capital gains. Because our investment strategy involves investments that generate primarily current income, we believe that a 5% annual return resulting entirely from net realized capital gains is unlikely.

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The Incentive Fee under our Investment Management Agreement, which, assuming a 5% annual return, would either not be payable or would have an insignificant impact on the expense amounts shown above, is not included in the example. The example assumes reinvestment of all distributions at NAV. In addition, while the example assumes reinvestment of all dividends and distributions at NAV, under certain circumstances, reinvestment of dividends and other distributions under our dividend reinvestment plan may occur at a price per share that differs from NAV. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

RISK FACTORS

Investing in our securities involves certain risks relating to our structure and investment objective. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to make an investment in our securities. The risks set forth below are not the only risks we face, and we may face other risks that we have not yet identified, which we do not currently deem material or which are not yet predictable. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our NAV and the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets in the United States, which may have a negative impact on our business and operations.

From time to time, capital markets may experience periods of disruption and instability. For example, from 2008 to 2009, the global capital markets were unstable as evidenced by the lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. Despite actions of the U.S. federal government and various foreign governments, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have improved from the beginning of the disruption, there have been recent periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future. If similar adverse and volatile market conditions repeat in the future, we and other companies in the financial services sector may have to access, if available, alternative markets for debt and equity capital in order to grow. Equity capital may be particularly difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than NAV per share without first obtaining approval for such issuance from our stockholders and our Independent Directors. Volatile economic conditions may lead to strategic initiatives such as the recent increase in merger activity in the BDC space.

Moreover, the re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult for us to borrow money or to extend the maturity of or refinance any indebtedness we may have under similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if any, may be at a higher cost and on less favorable terms and conditions than what we currently experience. If we are unable to raise or refinance debt, then investors in our common stock may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies.

Given the periods of extreme volatility and dislocation in the capital markets from time to time, many BDCs have faced, and may in the future face, a challenging environment in which to raise or access capital. In addition, significant changes in the capital markets, including the extreme volatility and disruption over the past several years, has had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving these investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can adversely affect our investment valuations. Further, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required. As a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. In addition, a prolonged period of market illiquidity may cause us to reduce the volume of loans and debt securities we originate and/or fund and adversely affect the value of our portfolio investments, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows. An inability to raise or access capital could have a material adverse impact on our business, financial condition or results of operations.

Our operation as a BDC imposes numerous constraints on us and significantly reduces our operating flexibility. In addition, if we fail to maintain our status as a BDC, we might be regulated as a closed-end investment company, which would subject us to additional regulatory restrictions.

The Investment Company Act imposes numerous constraints on the operations of BDCs. For example, BDCs generally are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private companies or thinly traded public companies, cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the time of investment. These constraints may hinder our Investment Adviser’s ability to take advantage of attractive investment opportunities and to achieve our investment objective. Furthermore, any failure to comply with the requirements imposed on BDCs by the Investment Company Act could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants.

We may be precluded from investing in what GSAM believes are attractive investments if such investments are not qualifying assets for purposes of the Investment Company Act. If we do not invest a sufficient portion of our assets in qualifying assets, we will be prohibited from making any additional investment that is not a qualifying asset and could be forced to forgo attractive investment opportunities. Similarly, these rules could prevent us from making follow-on investments in existing portfolio companies (which could result in the dilution of our position).

If we fail to maintain our status as a BDC, we might be regulated as a closed-end investment company that is required to register under the Investment Company Act, which would subject us to additional regulatory restrictions and significantly decrease our operating flexibility. In addition, any such failure could cause an event of default under any outstanding indebtedness we might have, which could have a material adverse effect on our business, financial condition or results of operations.

We will be subject to corporate-level U.S. federal income tax on all of our income if we are unable to maintain our status as a RIC under Subchapter M of the Code, which would have a material adverse effect on our financial performance.

Although we have elected to be treated, and expect to qualify annually, as a RIC under Subchapter M of the Code, we cannot assure you that we will be able to maintain RIC status. To maintain RIC status and be relieved of U.S. federal income taxes on income and gains distributed to our stockholders, we must meet the annual distribution, source-of-income and asset diversification requirements described below.

•	The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our investment company taxable income (generally, our net ordinary income plus the excess of our realized net short-term capital gains over realized net long-term capital losses, determined without regard to the dividends paid deduction) for each taxable year. Because we expect to use debt financing, we expect to be subject to an asset coverage ratio requirement under the Investment Company Act, and we expect to be subject to certain covenants contained in our credit agreements and other debt financing agreements. This asset coverage ratio requirement and these covenants could, under certain circumstances, restrict us from making distributions to our stockholders that are necessary for us to satisfy the distribution requirement. If we are unable to obtain cash from other sources, and thus are unable to make sufficient distributions to our stockholders, we could fail to maintain our RIC status and thus become subject to corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes).

•	The source-of-income requirement will be satisfied if at least 90% of our gross income for each year is derived from dividends, interest, gains from the sale of stock or securities or similar sources, or net income derived from an interest in a “qualified publicly traded partnership.”

•	The asset diversification requirement will be satisfied if, at the end of each quarter of our taxable year, at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other acceptable securities, and no more than 25% of the value of our assets is invested in the securities (other than U.S. government securities or securities of other RICs) of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of our RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to maintain our RIC status for any reason, and we do not qualify for certain relief provisions under the Code, we would be subject to corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes). In this event, the resulting taxes and any resulting penalties could substantially reduce our net assets, the amount of our income available for distribution and the amount of our distributions to our stockholders, which would have a material adverse effect on our financial performance. For additional discussion regarding the tax implications of a RIC, see “Certain U.S. Federal Income Tax Considerations.”

We are dependent upon management personnel of our Investment Adviser for our future success.

We do not have any employees. We depend on the experience, diligence, skill and network of business contacts of the GSAM Credit Alternatives investment team. The GSAM Credit Alternatives investment team, together with other investment professionals that our Investment Adviser currently retains or may subsequently retain, identifies, evaluates, negotiates, structures, closes, monitors and manages our investments. Our future success will depend to a significant extent on the continued service and coordination of our Investment Adviser’s senior investment professionals. The departure of any of our Investment Adviser’s key personnel, including members of the GSAM Private Credit Group Investment Committee, or of a significant number of the investment professionals of our Investment Adviser, could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot assure you that our Investment Adviser will remain our investment adviser or that we will continue to have access to our Investment Adviser or its investment professionals. See “—Our Investment Adviser can resign on 60 days’ notice. We may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.”

Our Investment Adviser, its principals, investment professionals and employees and the members of its Investment Committee have certain conflicts of interest.

Our Investment Adviser, its principals, affiliates, investment professionals and employees, the members of its Investment Committee and our officers and directors serve or may serve now or in the future as investment advisers, officers, directors, principals of, or in other capacities with respect to, public or private entities (including other BDCs and other investment funds) that operate in the same or a related line of business as us. For example, we have the same management and investment committee team as GS PMMC and GS MMLC. Therefore, we expect these individuals may have obligations to investors in GS PMMC, GS MMLC and such other BDCs, the fulfillment of which might not be in our best interests or the best interests of our stockholders and we expect that investment opportunities will satisfy the investment criteria for both us, GS PMMC, GS MMLC and such other BDCs. In addition, GSAM and its affiliates also manage other Accounts, and expect to manage other vehicles in the future, that have investment mandates that are similar, in whole or in part, to ours and, accordingly, may invest in asset classes similar to those targeted by us. As a result, the Investment Adviser and/or its affiliates may face conflicts in allocating investment opportunities between us and such other entities. The fact that our investment advisory fees may be lower than those of certain other funds advised by GSAM could result in this conflict of interest affecting us adversely relative to such other funds.

Subject to applicable law, we may invest alongside Goldman Sachs and its Accounts. In certain circumstances, negotiated co-investments by us and other funds managed by our Investment Adviser may be made only pursuant to an order from the SEC permitting us to do so. In January 2017, we received an exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates (including GS PMMC and GS MMLC), each of whose investment adviser is GSAM, in a manner consistent with our investment objectives, positions, policies, strategies and restrictions, as well as regulatory requirements and pursuant to the conditions required by the exemptive relief. As a result of such order, there could be significant overlap in our investment portfolio and the investment portfolios of GS PMMC, GS MMLC and/or other funds managed by our Investment Adviser. If we are unable to rely on our exemptive relief for a particular opportunity, our Investment Adviser will be required to determine which Accounts should make the investment at the potential exclusion of other Accounts. In such circumstances, the Investment Adviser will adhere to its investment allocation policy in order to determine the Account to which to allocate the opportunity. The policy provides that our Investment Adviser allocate opportunities through a rotation system or in such other manner as our Investment Adviser determines to be equitable. Accordingly, it is possible that we may not be given the opportunity to participate in certain investments made by other Accounts. See “—Our ability to enter into transactions with our affiliates is restricted.”

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.

Beginning in August 2011, S&P lowered its long-term sovereign credit rating for the United States and certain European countries, which negatively impacted global markets and economic conditions. The financial markets continue to reflect concern and a loss of investor confidence globally about the ability of certain countries to finance their deficits and service growing debt burdens amid difficult economic conditions. The potential for insolvency has led to financial rescue measures for Greece, Portugal and Ireland by Euro-zone countries, the European Central Bank and the International Monetary Fund. The actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political and economic discord within and among Euro-zone countries. The interdependencies among European economies and financial institutions (in particular the European Central Bank, which has played a growing role during the crisis) have also exacerbated concern regarding the stability of European financial markets generally and certain institutions in particular.

Recent U.S. “fiscal cliff” and budget deficit concerns and difficulties in approving annual budgets and increases in the federal debt ceiling, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. In both March and June of 2017, the Federal Reserve raised its federal funds target rate. If key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve’s objectives, the Federal Reserve could revise the target federal funds rate. Any change in the federal funds target rate could have an adverse impact on our ability to borrow money on terms we determine to be commercially acceptable or at all, or impact returns on our investments. These and any future developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to obtain debt financing on favorable terms. The impact of the downgrades of the sovereign credit ratings of the United States and certain European countries, any further downgrades of such sovereign credit ratings or the economic crisis in Europe on the U.S. and global financial markets and economic conditions is unpredictable and could have a material adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations depend on our Investment Adviser’s ability to manage our future growth effectively.

Our ability to achieve our investment objective depends on our Investment Adviser’s ability to identify, invest in and monitor companies that meet our investment criteria.

Accomplishing this result on a cost-effective basis is largely a function of the structuring of our investment process and the ability of our Investment Adviser to provide competent, attentive and efficient services to us. Our executive officers and the members of our Investment Adviser’s Investment Committee have substantial responsibilities in connection with their roles at our Investment Adviser, with respect to GS PMMC, GS MMLC and other clients of our Investment Adviser, as well as responsibilities under the Investment Management Agreement. We may also be called upon to provide significant managerial assistance to certain of our portfolio companies. These demands on their time, which will increase as the number of investments grow, may distract them or slow the rate of investment. In order to grow, our Investment Adviser may need to hire, train, supervise, manage and retain new employees. However, we cannot assure you that they will be able to do so effectively. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our ability to grow depends on our ability to raise additional capital.

We will need to periodically access the capital markets to raise cash to fund new investments. If we do not have adequate capital available for investment, our performance could be adversely affected. In addition, we have elected to be treated, and expect to qualify annually, as a RIC under Subchapter M of the Code beginning with our taxable year ended December 31, 2013. To maintain our status as a RIC, among other requirements, we are required to distribute to our stockholders on a timely basis an amount equal to at least 90% of our investment company taxable income (determined without regard to the dividends paid deduction), which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses, if any, for each taxable year. Consequently, such distributions will not be available to fund new investments. We expect to use debt financing and issue additional securities to fund our growth, if any. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any. We may pursue growth through acquisitions or strategic investments in new businesses. Completion and timing of any such acquisitions or strategic investments may be subject to a number of contingencies and risks. There can be no assurance that the integration of an acquired business will be successful or that an acquired business will prove to be profitable or sustainable.

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.

Regulations governing our operation as a BDC affect our ability to raise additional capital, and the ways in which we can do so. Raising additional capital may expose us to risks, including the typical risks associated with leverage, and may result in dilution to our current stockholders. The Investment Company Act limits our ability to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” to amounts such that our asset coverage ratio, as defined under the Investment Company Act, equals at least 2 to 1 immediately after such borrowing or issuance (except in connection with certain trading practices or investments). Consequently, if the value of our assets declines, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when this may be disadvantageous to us and, as a result, our stockholders. A recent legislative proposal, if passed, would modify the relevant section of the Investment Company Act and, subject to stockholder approval, increase the amount of debt that we may incur. As a result, we may be able to incur additional leverage in the future, and the risks associated with an investment in us may increase.

We are generally not able to issue and sell our common stock at a price per share below NAV per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV per share of our common stock (i) with the consent of a majority of our common stockholders (and a majority of our common stockholders who are not affiliates of ours) and (ii) if, among other things, a majority of our Independent Directors and a majority of our directors who have no financial interest in the transaction determine that a sale is in the best interests of us and our stockholders. If our common stock trades at a discount to NAV, this restriction could adversely affect our ability to raise capital.

We borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us.

As part of our business strategy, we may borrow from and issue senior debt securities to banks, insurance companies and other lenders or investors. Holders of these senior securities will have fixed-dollar claims on our assets that are superior to the claims of our common stockholders. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have if we did not employ leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our common stockholders. Our ability to service any debt that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. Moreover, leverage will increase the Management Fee payable to our Investment Adviser, which is based on our gross assets, including those assets acquired through the use of leverage but excluding cash and cash equivalents. Additionally, we will be able to incur additional leverage if we are able to obtain exemptive relief from the SEC to exclude the debt of any small business investment company (“SBIC”) subsidiary we may form in the future from the leverage requirements otherwise applicable to BDCs. We have not yet applied to the Small Business Administration (the “SBA”) for approval to form a SBIC and have not yet applied for exemptive relief from the SEC and we can offer no assurances as to whether or when we will be able to form a SBIC subsidiary or obtain such exemptive relief.

In addition to having fixed-dollar claims on our assets that are superior to the claims of our common stockholders, any obligations to the lenders will be secured by a first priority security interest in our portfolio of investments and cash. In the case of a liquidation event, those lenders would receive proceeds to the extent of their security interest before any distributions are made to our stockholders. Furthermore, our Revolving Credit Facility imposes, and any credit agreement or other debt financing agreement into which we may enter may impose, financial and operating covenants that restrict our investment activities (including restrictions on industry concentrations), remedies on default and similar matters. In connection with borrowings, our lenders may also require us to pledge assets.

Lastly, we may be unable to obtain our desired leverage, which would, in turn, affect your return on investment.

The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)
Assumed Return on Our Portfolio (Net of Expenses)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding return to common stockholder (1)	(17.90)%	(9.90)%	(1.90)%	6.10%	14.10%

(1)	Based on (i) $1,167.02 million in total assets as of June 30, 2017, (ii) $412.25 million in outstanding indebtedness as of June 30, 2017, (iii) $730.70 million in net assets as of June 30, 2017 and (iv) an annualized average interest rate on our indebtedness, as of June 30, 2017, excluding fees (such as fees on undrawn amounts and amortization of financing costs), of 3.33%.

Based on our outstanding indebtedness of $412.25 million as of June 30, 2017 and an annualized average interest rate on our indebtedness as of June 30, 2017, excluding fees (such as fees on undrawn amounts and amortization of financing costs), of 3.33%, our investment portfolio at fair value would have had to produce an annual return of approximately 1.23% to cover annual interest payments on the outstanding debt.

We operate in a highly competitive market for investment opportunities.

A number of entities, including GS PMMC and GS MMLC, compete with us to make the types of investments that we make in middle-market companies. We compete with other BDCs, commercial and investment banks, commercial financing companies, collateralized loan obligations (“CLOs”), private funds, including hedge funds, and, to the extent they provide an alternative form of financing, private equity funds. Many of our competitors are more experienced, substantially larger and have considerably greater financial, technical and marketing resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, certain of our competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on us as a BDC and that the Code imposes on us as a RIC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to secure attractive investment opportunities from time to time.

We do not seek to compete primarily based on the interest rates we offer and GSAM believes that some of our competitors may make loans with interest rates that are comparable to or lower than the rates we offer. Rather, we compete with our competitors based on our reputation in the market, our existing investment platform, the seasoned investment professionals of our Investment Adviser, our experience and focus on middle-market companies, our disciplined investment philosophy, our extensive industry focus and relationships and our flexible transaction structuring. For a more detailed discussion of these competitive advantages, see “Business—Competitive Advantages.”

We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss. As a result of operating in such a competitive environment, we may make investments that are on less favorable terms than what we may have originally anticipated, which may impact our return on these investments.

Our Investment Adviser will be paid the Management Fee even if the value of your investment declines and our Investment Adviser’s Incentive Fee may create incentives for it to make certain kinds of investments.

The Management Fee is payable even in the event the value of your investment declines. The Management Fee is calculated as a percentage of the average value of our gross assets including borrowed funds (excluding cash or cash equivalents) at the end of the prior two completed calendar quarters. Accordingly, the Management Fee is payable regardless of whether the value of our gross assets and/or your investment has decreased during the then-current quarter and creates an incentive for the Investment Adviser to incur leverage.

In addition, the Incentive Fee payable by us to our Investment Adviser may create an incentive for our Investment Adviser to make investments on our behalf that are risky or more speculative than would be the case in the absence of such a compensation arrangement and also to incur leverage, which will tend to enhance returns where our portfolio has positive returns. Our Investment Adviser receives the Incentive Fee based, in part, upon capital gains realized on our investments. As a result, our Investment Adviser may have an incentive to invest more in companies whose securities are likely to yield capital gains, as compared to income-producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

The Incentive Fee payable by us to our Investment Adviser also may create an incentive for our Investment Adviser to invest on our behalf in instruments that have a deferred interest feature. Under these investments, we accrue the interest over the life of the investment but do not receive the cash income from the investment until the end of the term. Our net investment income used to calculate the income portion of our Incentive Fee, however, includes accrued interest. Thus, a portion of this Incentive Fee is based on income that we have not yet received in cash. This risk could be increased because our Investment Adviser is not obligated to reimburse us for any Incentive Fees received even if we subsequently incur losses or never receive in cash the accrued income (including accrued income with respect to original issue discount (“OID”), payment-in-kind (“PIK”) interest and zero coupon securities).

We incur significant costs as a result of being a public company.

We incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting, which requires significant resources and management oversight. See “Regulation—Compliance with the Sarbanes-Oxley Act.” We are implementing additional procedures, processes, policies and practices for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We have incurred, and expect to incur in the future, significant additional annual expenses related to these steps and directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, additional administrative expenses payable to our administrator to compensate it for hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses associated with being a public company.

The systems and resources necessary to comply with public company reporting requirements will increase further once we cease to be an “emerging growth company” under the JOBS Act. As long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We expect to remain an emerging growth company until December 31, 2017, because the market value of our common stock that was held by non-affiliates exceeded $700 million as of June 30, 2017, and we have been an Exchange Act reporting company for at least one year (and filed at least one annual report under the Exchange Act).

Efforts to comply with Section 404 of the Sarbanes-Oxley Act will involve significant expenditures, and noncompliance with Section 404 of the Sarbanes-Oxley Act may adversely affect us and the market price of our securities.

Under current SEC rules, we are required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes Oxley Act and, under the JOBS Act, beginning with the fiscal year ending December 31, 2017, our independent registered public accounting firm must audit this report. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting.

As a result, we expect to incur additional expenses in the near term that may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations, and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with Section 404 of the Sarbanes-Oxley Act and related rules, we and the market price of our common stock may be adversely affected.

Potential conflicts of interest with other businesses of Goldman Sachs could impact our investment returns.

There are significant potential conflicts of interest that could negatively impact our investment returns. A number of these potential conflicts of interest with affiliates of our Investment Adviser and Group Inc. are discussed in more detail under “Potential Conflicts of Interest.”

Group Inc., including its affiliates and personnel, is a bank holding company (a “BHC”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and a worldwide, full-service investment banking, broker-dealer, asset management and financial services organization, and a major participant in global financial markets that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. As such, it acts as an investor, investment banker, research provider, investment manager, financer, advisor, market maker, proprietary trader, prime broker, lender, agent and principal. In those and other capacities, Goldman Sachs purchases, sells and holds a broad array of investments, actively trades securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for its own accounts or for the accounts of its customers, and has other direct and indirect interests, in the global fixed income, currency, commodity, equity, bank loan and other markets in which we invest or may invest. Such additional businesses and interests will likely give rise to potential conflicts of interest and may restrict the way we operate our business. For example, (1) we may not be able to conduct transactions relating to investments in portfolio companies because our Investment Adviser is not permitted to obtain or use material nonpublic information in effecting purchases and sales in public securities transactions for us or (2) Goldman Sachs, the clients it advises, and its personnel may engage (or consider engaging) in commercial arrangements or transactions with us (subject to any limitations under the law), and/or may compete for commercial arrangements or transactions in the same types of companies, assets, securities or other assets or instruments as us. Transactions by, advice to and activities of such accounts (including potentially Goldman Sachs acting on a proprietary basis), may involve the same or related companies, securities or other assets or instruments as those in which we invest and may negatively affect us (including our ability to engage in a transaction or other activities) or the prices or terms at which our transactions or other activities may be effected. For example, Goldman Sachs may be engaged to provide advice to an account that is considering entering into a transaction with us, and Goldman Sachs may advise the account not to pursue the transaction with us, or otherwise in connection with a potential transaction provide advice to the account that would be adverse to us. See “Potential Conflicts of Interest” and “—Our ability to enter into transactions with our affiliates is restricted.”

Furthermore, Goldman Sachs is currently, and in the future expects to be, raising capital for new public and private investment vehicles that have, or when formed will have, the primary purpose of middle-market direct lending. These investment vehicles, as well as existing investment vehicles (including GS PMMC and GS MMLC), will compete with us for investments. Although our Investment Adviser and its affiliates will endeavor to allocate investment opportunities among their clients, including us, in a fair and equitable manner and consistent with applicable allocation procedures, it is expected that, in the future, we may not be given the opportunity to participate in investments made by other Accounts or that we may participate in such investments to a lesser extent due to participation by such other Accounts.

In addition, Goldman Sachs or another investment account or vehicle managed or controlled by Goldman Sachs may hold securities, loans or other instruments of a portfolio company in a different class or a different part of the capital structure than securities, loans or other instruments of such portfolio company held by us. As a result, Goldman Sachs or such other investment account or vehicle may pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, on behalf of its own account, that could have an adverse effect on us. In addition, to the extent Goldman Sachs has invested in a portfolio company for its own account, Goldman Sachs may limit the transactions engaged in by us with respect to such portfolio company or issuer for reputational, legal, regulatory or other reasons.

Goldman Sachs has influence, and may continue to exert influence, over our management and affairs and over most votes requiring stockholder approval.

Group Inc. has owned a significant portion of our common stock since the inception of our operations. As of June 30, 2017, Group Inc. owned approximately 16.17% of our outstanding common stock. GS & Co., a wholly owned subsidiary of Group Inc., has acquired shares of our common stock pursuant to a 10b5-1 plan, and may in the future acquire additional shares of our common stock in the open market, but GS & Co. will limit its collective ownership with Group Inc. to 19.9% of our outstanding common stock. Therefore, Group Inc. is able to exert, and may be able to continue to exert, influence over our management and policies and have significant voting influence on most votes requiring stockholder approval. This concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of us, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us and might ultimately affect the market price of our common stock. Our Investment Adviser has the authority to vote securities held by Group Inc., including on matters that may present a conflict of interest between our Investment Adviser and other stockholders.

Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

Our Board of Directors has the authority to modify or waive certain of our operating policies and strategies without prior notice (except as required by the Investment Company Act or other applicable laws) and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and market price of our securities. Nevertheless, the effects may adversely affect our business and impact our ability to make distributions.

Changes in laws or regulations governing our operations or the operations of our portfolio companies, changes in the interpretation thereof or newly enacted laws or regulations, or any failure by us or our portfolio companies to comply with these laws or regulations, could require changes to certain of our or our portfolio companies’ business practices, negatively impact our or our portfolio companies’ operations, cash flows or financial condition, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.

We and our portfolio companies are subject to regulation at the local, state, federal and, in some cases, foreign levels. These laws and regulations, as well as their interpretation, are likely to change from time to time, and new laws and regulations may be enacted. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations, or any failure by us or our portfolio companies to comply with these laws or regulations, could require changes to certain of our or our portfolio companies’ business practices, negatively impact our or our portfolio companies’ operations, cash flows or financial condition, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. In addition to the legal, tax and regulatory changes that are expected to occur, there may be unanticipated changes and uncertainty regarding any such changes. The legal, tax and regulatory environment for BDCs, investment advisers and the instruments that they utilize (including derivative instruments) is continuously evolving. In addition, there is significant uncertainty regarding recently enacted legislation (including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the regulations that have recently been adopted and future regulations that will need to be adopted pursuant to such legislation) and, consequently, the full impact that such legislation will ultimately have on us and the markets in which we trade and invest is not fully known. Such uncertainty and any resulting confusion may itself be detrimental to the efficient functioning of the markets and the success of certain investment strategies.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which impacts many aspects of the financial services industry. Some of the provisions of the Dodd-Frank Act have been implemented, while others have extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities. While the full impact of the Dodd-Frank Act on us and our portfolio companies may not be known for an extended period of time, the Dodd-Frank Act, including current rules and regulations and proposed rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals directed at the financial services industry or affecting taxation that are proposed or pending in the U.S. Congress, may negatively impact the operations, cash flows or financial condition of us and our portfolio companies, impose additional costs on us and our portfolio companies, intensify the regulatory supervision of us and our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business.

Pending legislation may allow us to incur additional leverage.

As a BDC, under the Investment Company Act we generally are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our total assets or we may borrow an amount equal to 100% of net assets).

The Financial CHOICE Act of 2017, which was passed by the U.S. House of Representatives in June 2017, would modify this section of the Investment Company Act and increase the amount of debt that BDCs may incur by modifying the asset coverage percentage from 200% to 150%. As a result, we may be able to incur additional indebtedness in the future and therefore your risk of an investment in us may increase.

Our Investment Adviser can resign on 60 days’ notice. We may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

Our Investment Adviser has the right, under the Investment Management Agreement, to resign at any time upon 60 days’ written notice, regardless of whether we have found a replacement. If our Investment Adviser resigns, we may not be able to find a new external investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected, and the market price of our securities may decline.

Our Investment Adviser’s responsibilities and its liability to us are limited under the Investment Management Agreement, which may lead our Investment Adviser to act in a riskier manner on our behalf than it would when acting for its own account.

Our Investment Adviser has not assumed any responsibility to us other than to render the services described in the Investment Management Agreement, and it will not be responsible for any action of our Board of Directors in declining to follow our Investment Adviser’s advice or recommendations. Pursuant to the Investment Management Agreement, our Investment Adviser and its directors, members, stockholders, partners, officers, employees or controlling persons will not be liable to us for its acts under the Investment Management Agreement, absent willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under the Investment Management Agreement. These protections may lead our Investment Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account. See “—Our Investment Adviser will be paid a Management Fee even if the value of your investment declines and our Investment Adviser’s Incentive Fee may create incentives for it to make certain kinds of investments.”

Our ability to enter into transactions with our affiliates is restricted.

As a BDC, we are prohibited under the Investment Company Act from knowingly participating in certain transactions with our affiliates without the prior approval of a majority of our Independent Directors who have no financial interest in the transaction, or in some cases, the prior approval of the SEC. For example, any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is deemed our affiliate for purposes of the Investment Company Act and, if this is the only reason such person is our affiliate, we are generally prohibited from buying any asset from or selling any asset (other than our capital stock) to such affiliate, absent the prior approval of such directors. The Investment Company Act also prohibits “joint” transactions with an affiliate, which could include joint investments in the same portfolio company, without approval of our Independent Directors or in some cases the prior approval of the SEC. Moreover, except in certain limited circumstances, we are prohibited from buying any asset from or selling any asset to a holder of more than 25% of our voting securities, absent prior approval of the SEC. The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing.

In certain circumstances, negotiated co-investments may be made only pursuant to an order from the SEC permitting us to do so. In January 2017, we received an exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates (including GS PMMC and GS MMLC), each of whose investment adviser is GSAM, in a manner consistent with our investment objectives, positions, policies, strategies and restrictions, as well as regulatory requirements and pursuant to the conditions required by the exemptive relief.

Additionally, except in certain circumstances, we will be unable to invest in any issuer in which another client sponsored or managed by our Investment Adviser has previously invested, including GS PMMC and GS MMLC.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including interest rates payable on debt investments we make, default rates on such investments, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in certain markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods or the full fiscal year.

We are exposed to risks associated with changes in interest rates.

Our debt investments may be based on floating rates, such as LIBOR, the Euro Interbank Offered Rate (“EURIBOR”), the Federal Funds Rate or the Prime Rate. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our securities and our rate of return on invested capital. Currently, most of our floating rate investments are linked to LIBOR and it is unclear how increased regulatory oversight and changes in the method for determining LIBOR may affect the value of the financial obligations to be held by or issued to us that are linked to LIBOR, or how such changes could affect our results of operations or financial condition. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations.

Because we have borrowed money, and may issue preferred stock to finance investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds or pay distributions on preferred stock and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. However, an increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock. Further, rising interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield.

In periods of rising interest rates, to the extent we borrow money subject to a floating interest rate, our cost of funds would increase, which could reduce our net investment income. Further, rising interest rates could also adversely affect our performance if we hold investments with floating interest rates, subject to specified minimum interest rates (such as a LIBOR floor), while at the same time engaging in borrowings subject to floating interest rates not subject to such minimums. In such a scenario, rising interest rates may increase our interest expense, even though our interest income from investments is not increasing in a corresponding manner as a result of such minimum interest rates.

If general interest rates rise, there is a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.

A change in the general level of interest rates can be expected to lead to a change in the interest rate we receive on many of our debt investments. Accordingly, a change in the interest rate could make it easier for us to meet or exceed the performance threshold in the Investment Management Agreement and may result in a substantial increase in the amount of incentive fees payable to our Investment Adviser with respect to the portion of the Incentive Fee based on income.

Our activities may be limited as a result of potentially being deemed to be controlled by a bank holding company.

Goldman Sachs is a BHC under the BHCA, and therefore subject to supervision and regulation by the Federal Reserve. In addition, Goldman Sachs is a FHC under the BHCA, which is a status available to BHCs that meet certain criteria. FHCs may engage in a broader range of activities than BHCs that are not FHCs. However, the activities of FHCs and their affiliates remain subject to certain restrictions imposed by the BHCA and related regulations. Because Goldman Sachs may be deemed to “control” us within the meaning of the BHCA, these restrictions could apply to us as well. Accordingly, the BHCA and other applicable banking laws, rules, regulations and guidelines, and their interpretation and administration by the appropriate regulatory agencies, including the Federal Reserve, may restrict our investments, transactions and operations and may restrict the transactions and relationships between our Investment Adviser, Goldman Sachs and their affiliates, on the one hand, and us on the other hand. For example, the BHCA regulations applicable to Goldman Sachs and us may, among other things, restrict our ability to make certain investments or the size of certain investments, impose a maximum holding period on some or all of our investments and restrict our and our Investment Adviser’s ability to participate in the management and operations of the companies in which we invest. In addition, certain BHCA regulations may require aggregation of the positions owned, held or controlled by related entities. Thus, in certain circumstances, positions held by Goldman Sachs and its affiliates (including our Investment Adviser) for client and proprietary accounts may need to be aggregated with positions held by us. In this case, where BHCA regulations impose a cap on the amount of a position that may be held, Goldman Sachs may utilize available capacity to make investments for its proprietary accounts or for the accounts of other clients, which may require us to limit and/or liquidate certain investments. See “Potential Conflicts of Interest” below.

These restrictions may materially adversely affect us by, among other things, affecting our Investment Adviser’s ability to pursue certain strategies within our investment program or trade in certain securities. In addition, Goldman Sachs may cease in the future to qualify as an FHC, which may subject us to additional restrictions. Moreover, there can be no assurance that the bank regulatory requirements applicable to Goldman Sachs and us, or the interpretation thereof, will not change, or that any such change will not have a material adverse effect on us.

Goldman Sachs may in the future, in its sole discretion and without notice to investors, engage in activities impacting us and/or our Investment Adviser in order to comply with the BHCA or other legal requirements applicable to, or reduce or eliminate the impact or applicability of any bank regulatory or other restrictions on, Goldman Sachs, us or other funds and accounts managed by our Investment Adviser and its affiliates. Goldman Sachs may seek to accomplish this result by causing GSAM to resign as our investment adviser, voting for changes to our Board of Directors, causing Goldman Sachs personnel to resign from our Board of Directors, reducing the amount of Goldman Sachs’ investment in us (if any), revoking our right to use the Goldman Sachs name or any combination of the foregoing, or by such other means as it determines in its sole discretion. Any replacement investment adviser appointed by us may be unaffiliated with Goldman Sachs.

Recent Commodity Futures Trading Commission rulemaking may have a negative impact on us and our Investment Adviser.

The Commodity Futures Trading Commission (the “CFTC”) and the SEC have issued final rules establishing that certain swap transactions are subject to CFTC regulation. Engaging in such swap or other commodity interest transactions such as futures contracts or options on futures contracts may cause us to fall within the definition of “commodity pool” under the Commodity Exchange Act and related CFTC regulations. Our Investment Adviser has claimed no-action relief from CFTC registration and regulation as a commodity pool operator pursuant to a CFTC staff no-action letter with respect to our operations, with the result that we will be limited in our ability to use futures contracts or options on futures contracts or engage in swap transactions. Specifically, the CFTC staff no action letter (the “BDC CFTC No-Action Letter”) imposes strict limitations on engaging in such transactions other than for hedging purposes, whereby the use of transactions not used solely for hedging purposes is generally limited to situations where (i) the aggregate initial margin and premiums required to establish such positions does not exceed five percent of the liquidation value of our portfolio, after taking into account unrealized profits and unrealized losses on any such contracts it has entered into; or (ii) the aggregate net notional value of such transactions does not exceed 100% of the liquidation value of our portfolio. Moreover, we anticipate entering into such transactions to a very limited extent solely for hedging purposes or otherwise within the limitations of the BDC CFTC No-Action Letter.

We are dependent on information systems, and systems failures, as well as operating failures, could significantly disrupt our business, which may, in turn, negatively affect our liquidity, financial condition or results of operations.

Our business is dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:

•	sudden electrical or telecommunications outages;

•	natural disasters such as earthquakes, tornadoes and hurricanes;

•	disease pandemics;

•	events arising from local or larger scale political or social matters, including terrorist acts; and

•	cyber-attacks.

In addition to our dependence on information systems, poor operating performance by our service providers could adversely impact us.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our securities and our ability to pay distributions to our stockholders.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information and/or damage to our business relationships, all of which could negatively impact our business, financial condition and operating results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our business relationships. As our reliance on technology has increased, so have the risks posed to our information systems, both internal and those provided by Goldman Sachs and third-party service providers. Goldman Sachs and these third-party service providers have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber incident, do not guarantee that a cyber incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident.

There are risks associated with any potential merger with or purchase of assets of another BDC.

Our Investment Adviser may in the future recommend to the Board of Directors that we merge with or acquire all or substantially all of the assets of one or more funds including a fund that could be managed by our Investment Adviser (including another BDC). We do not expect that our Investment Adviser would recommend any such merger or asset purchase unless it determines that it would be in our best interests, with such determination dependent on factors it deems relevant, which may include historical and projected financial performance of us and any proposed merger partner, portfolio composition, potential synergies from the merger or asset sale, available alternative options and market conditions. In addition, no such merger or asset purchase would be consummated absent the meeting of various conditions required by applicable law or contract, at such time, which may include approval of the board of directors and common equity holders of both funds. If our Investment Adviser is the investment adviser of both funds, various conflicts of interest would exist with respect to any such transaction. Such conflicts of interest may potentially arise from, among other things, differences between the compensation payable to the Investment Adviser by us and by the entity resulting from such a merger or asset purchase or efficiencies or other benefits to our Investment Adviser as a result of managing a single, larger fund instead of two separate funds.

Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited.

The SEC has proposed a new rule under the Investment Company Act that would govern the use of derivatives (defined to include any swap, security-based swap, futures contract, forward contract, option or any similar instrument) as well as financial commitment transactions (defined to include reverse repurchase agreements, short sale borrowings and any firm or standby commitment agreement or similar agreement) by BDCs. Under the proposed rule, a BDC would be required to comply with one of two alternative portfolio limitations and manage the risks associated with derivatives transactions and financial commitment transactions by segregating certain assets. Furthermore, a BDC that engages in more than a limited amount of derivatives transactions or that uses complex derivatives would be required to establish a formalized derivatives risk management program. If the SEC adopts this rule in the form proposed, our ability to enter into transactions involving such instruments may be hindered, which could have an adverse effect on our business, financial condition and results of operations.

The United Kingdom referendum decision to leave the European Union may create significant risks and uncertainty for global markets and our investments.

The recent decision made in the United Kingdom referendum to leave the European Union has led to volatility in global financial markets, and in particular in the markets of the United Kingdom and across Europe, and may also lead to weakening in consumer, corporate and financial confidence in the United Kingdom and Europe. The extent and process by which the United Kingdom will exit the European Union, and the longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union are unclear at this stage and are likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. In particular, the decision made in the United Kingdom referendum may lead to a call for similar referenda in other European jurisdictions which may cause increased economic volatility and uncertainty in the European and global markets. This volatility and uncertainty may have an adverse effect on the economy generally and on the ability of us and our portfolio companies to execute our respective strategies and to receive attractive returns.

In particular, currency volatility may mean that the returns of us and our portfolio companies are adversely affected by market movements and may make it more difficult, or more expensive, for us to implement appropriate currency hedging. Potential decline in the value of the British Pound and/or the euro against other currencies, along with the potential downgrading of the United Kingdom’s sovereign credit rating, may also have an impact on the performance of our portfolio companies located in the United Kingdom or Europe.

Certain investors are limited in their ability to make significant investments in us.

Private funds that are excluded from the definition of “investment company” either pursuant to Section 3(c)(1) or 3(c)(7) of the Investment Company Act are restricted from acquiring directly or through a controlled entity more than 3% of our total outstanding voting stock (measured at the time of the acquisition, including through conversion of convertible securities). Investment companies registered under the Investment Company Act and BDCs are also subject to this restriction as well as other limitations under the Investment Company Act that would restrict the amount that they are able to invest in our securities. As a result, certain investors may be precluded from acquiring additional shares, at a time that they might desire to do so.

Risks Relating to Our Portfolio Company Investments

Our investments are very risky and highly speculative.

We invest primarily through direct originations of secured debt, including first lien, unitranche, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as select equity investments. The securities in which we invest typically are not rated by any rating agency, and if they were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service and lower than “BBB-” by Fitch Ratings or S&P), which is an indication of having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Investments that are rated below investment grade are sometimes referred to as “junk bonds,” “high yield bonds” or “leveraged loans.” Therefore, our investments may result in an above average amount of risk and volatility or loss of principal. We also may invest in other assets, including U.S. government securities and structured securities. These investments entail additional risks that could adversely affect our investment returns.

Secured Debt. When we make a secured debt investment, we generally take a security interest in the available assets of the portfolio company, including the equity interests of any subsidiaries, which we expect to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our debt investment may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. In some circumstances, our lien could be subordinated to claims of other creditors, such as trade creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt investment. Consequently, the fact that our debt is secured does not guarantee that we will receive principal and interest payments according to the debt investment’s terms, or at all, or that we will be able to collect on the loan, in full or at all, should we enforce our remedies.

Unsecured Debt, including Mezzanine Debt. Our unsecured debt investments, including mezzanine debt investments, generally will be subordinated to senior debt in the event of an insolvency. This may result in an above average amount of risk and loss of principal.

Equity Investments. When we invest in secured debt or unsecured debt, including mezzanine debt, we may acquire equity securities from the company in which we make the investment. In addition, we may invest in the equity securities of portfolio companies independent of any debt investment. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we hold may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Investing in middle-market companies involves a number of significant risks.

Investing in middle-market companies involves a number of significant risks, including:

•	such companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

•	such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•	such companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

•	such companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

•	there is generally little public information about these companies, they and their financial information are not subject to the reporting requirements of the Exchange Act and other regulations that govern public companies and we may be unable to uncover all material information about these companies, which may prevent us from making a fully informed investment decision and cause us to lose money on our investments;

•	our executive officers, directors and Investment Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

•	such companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness, including any debt securities held by us, upon maturity.

Many of our portfolio securities do not have a readily available market price and we value these securities at fair value as determined in good faith under procedures adopted by our Board of Directors. Valuation is inherently subjective and may not reflect what we may actually realize for the sale of the investment.

The majority of our investments are, and are expected to continue to be, in debt instruments that do not have readily ascertainable market prices. The fair value of assets that are not publicly traded or whose market prices are not readily available are determined in good faith under procedures adopted by our Board of Directors. Our Board of Directors utilizes the services of independent third-party valuation firms in determining the fair value of a portion of the securities in our portfolio as of each quarter end. Investment professionals from our Investment Adviser also prepare portfolio company valuations using sources and/or proprietary models depending on the availability of information on our assets and the type of asset being valued, all in accordance with our valuation policy. The participation of our Investment Adviser in our valuation process could result in a conflict of interest, since the Management Fee is based in part on our gross assets and also because our Investment Adviser is receiving a performance-based Incentive Fee.

Because fair valuations, and particularly fair valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and are often based to a large extent on estimates, comparisons and qualitative evaluations of private information, it may be more difficult for investors to value accurately our investments and could lead to undervaluation or overvaluation of our common stock. In addition, the valuation of these types of securities may result in substantial write-downs and earnings volatility.

Our NAV as of a particular date may be materially greater than or less than the value that would be realized if our assets were to be liquidated as of such date. For example, if we were required to sell a certain asset or all or a substantial portion of our assets on a particular date, the actual price that we would realize upon the disposition of such asset or assets could be materially less than the value of such asset or assets as reflected in our NAV. Volatile market conditions could also cause reduced liquidity in the market for certain assets, which could result in liquidation values that are materially less than the values of such assets as reflected in our NAV.

The lack of liquidity in our investments may adversely affect our business.

Various restrictions render our investments relatively illiquid, which may adversely affect our business. As we generally make investments in private companies, substantially all of these investments are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. Our Investment Adviser is not permitted to obtain or use material non-public information in effecting purchases and sales in public securities transactions for us, which could create an additional limitation on the liquidity of our investments. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. Therefore, if we are required to or desire to liquidate all or a portion of our portfolio quickly, we could realize significantly less than the value at which we have recorded our investments or could be unable to dispose of our investments in a timely manner or at such times as we deem advisable.

Our portfolio may be focused in a limited number of portfolio companies, which will subject us to a risk of significant loss if any of these companies default on their obligations under any of their debt instruments or if there is a downturn in a particular industry.

We are classified as a non-diversified investment company within the meaning of the Investment Company Act, which means that we are not limited by the Investment Company Act with respect to the proportion of our assets that we may invest in securities of a single issuer, excluding limitations on investments in other investment companies. To the extent that we assume large positions in the securities of a small number of issuers or industries, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. In addition, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, a downturn in any particular industry in which we are invested could significantly affect our aggregate returns. Further, any industry in which we are meaningfully concentrated at any given time could be subject to significant risks that could adversely impact our aggregate returns. For example, as of June 30, 2017, Software and Internet Software & Services represented 9.9% and 4.0%, respectively, of our portfolio at fair value. Our investments in Software and Internet Software & Services are subject to substantial risks, including, but not limited to, intense competition, changing technology, shifting user needs, frequent introductions of new products and services, competitors in different industries and ranging from large established companies to emerging startups, decreasing average selling prices of products and services resulting from rapid technological changes, and various legal and regulatory risks.

We may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

We do not generally hold controlling equity positions in our portfolio companies. To the extent that we do not hold a controlling equity interest in a portfolio company, we are subject to the risk that such portfolio company may make business decisions with which we disagree, and the stockholders and management of such portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company, and may therefore suffer a decrease in the value of our investments.

In addition, we may not be in a position to control any portfolio company by investing in its debt securities. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors.

We may be subject to risks associated with investments in real estate loans.

Our Investment Adviser, on our behalf, may periodically invest in loans related to real estate and real estate-related assets, and such investments will be subject to the risks inherent to investment in real estate-related assets generally. These risks include regional, national and international economic conditions, the supply and demand for properties, the financial resources of tenants, buyers and sellers of properties, changes in building, environmental, zoning and other laws and regulations, changes in real property tax rates, changes in interest rates and the availability of financing, which may render the sale or refinancing of properties difficult or impracticable, environmental liabilities, uninsured losses, acts of God, natural disasters, terrorist attacks, acts of war (declared and undeclared), strikes and other factors which are beyond the control of our Investment Adviser and us.

We may be subject to risks associated with investments in energy companies.

The energy industry has been in a period of disruption and volatility that has been characterized by decreases in oil and gas prices and production levels. This disruption and volatility has led to, and future disruptions and volatility may lead to, decreases in the credit quality and performance of our potential debt and equity investments in energy companies, which could, in turn, negatively impact the fair value of our investments in energy companies. Any prolonged decline in oil and gas prices or production levels could adversely impact the ability of our potential portfolio companies in the energy industry to satisfy financial or operating covenants that may be imposed by us and other lenders or to make payments to us as and when due, which could have a material adverse effect on our business, financial condition and results of operations. In addition, energy companies are subject to supply and demand fluctuations in the markets in which they operate, which are impacted by a numerous factors, including weather, use of renewable fuel sources, natural disasters, governmental regulation and general economic conditions, in addition to the effects of increasing regulation and general operational risks, any of which could have a material adverse effect on the performance and value of our energy-related investments as well as our cash flows from such investments.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in order to:

•	increase or maintain in whole or in part our equity ownership percentage;

•	exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or

•	attempt to preserve or enhance the value of our investment.

We may elect not to make follow-on investments or may lack sufficient funds to make those investments.

We will have the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities or because we are inhibited by compliance with BDC requirements, compliance with covenants contained in our Revolving Credit Facility or compliance with the requirements for maintenance of our RIC status.

Our portfolio companies may prepay loans, which may reduce stated yields in the future if the capital returned cannot be invested in transactions with equal or greater expected yields.

Certain of the loans we make are prepayable at any time, with some prepayable at no premium to par. We cannot predict when such loans may be prepaid. Whether a loan is prepaid will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that permit such company to replace existing financing with less expensive capital. In periods of rising interest rates, the risk of prepayment of floating rate loans may increase if other financing sources are available. As market conditions change frequently, it is unknown when, and if, this may be possible for each portfolio company. In the case of some of these loans, having the loan prepaid early may reduce the achievable yield for us in the future below the current yield disclosed for our portfolio if the capital returned cannot be invested in transactions with equal or greater expected yields.

Investments in common and preferred equity securities, many of which are illiquid with no readily available market, involve a substantial degree of risk.

Although common stock has historically generated higher average total returns than fixed income securities over the long term, common stock also has experienced significantly more volatility in those returns. Our equity investments may fail to appreciate and may decline in value or become worthless, and our ability to recover our investment will depend on our portfolio company’s success. Investments in equity securities involve a number of significant risks, including:

•	any equity investment we make in a portfolio company could be subject to further dilution as a result of the issuance of additional equity interests and to serious risks as a junior security that will be subordinate to all indebtedness (including trade creditors) or senior securities in the event that the issuer is unable to meet its obligations or becomes subject to a bankruptcy process;

•	to the extent that the portfolio company requires additional capital and is unable to obtain it, we may not recover our investment; and

•	in some cases, equity securities in which we invest will not pay current dividends, and our ability to realize a return on our investment, as well as to recover our investment, will be dependent on the success of the portfolio company.

Even if the portfolio company is successful, our ability to realize the value of our investment may be dependent on the occurrence of a liquidity event, such as a public offering or the sale of the portfolio company. It is likely to take a significant amount of time before a liquidity event occurs or we can otherwise sell our investment. In addition, the equity securities we receive or invest in may be subject to restrictions on resale during periods in which it could be advantageous to sell them.

There are special risks associated with investing in preferred securities, including:

•	preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If we own a preferred security that is deferring its distributions, we may be required to report income for tax purposes before we receive such distributions;

•	preferred securities are subordinated to debt in terms of priority to income and liquidation payments, and therefore will be subject to greater credit risk than debt;

•	preferred securities may be substantially less liquid than many other securities, such as common stock or U.S. government securities; and

•	generally, preferred security holders have no voting rights with respect to the issuing company, subject to limited exceptions.

Additionally, when we invest in debt securities, we may acquire warrants or other equity securities as well. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

We may invest, to the extent permitted by law, in the equity securities of investment funds that are operating pursuant to certain exceptions to the Investment Company Act and, to the extent we so invest, will bear our ratable share of any such company’s expenses, including management and performance fees. We will also remain obligated to pay the Management Fee and Incentive Fee to our Investment Adviser with respect to the assets invested in the securities and instruments of such companies. With respect to each of these investments, each of our common stockholders will bear his or her share of the Management Fee and Incentive Fee due to our Investment Adviser as well as indirectly bearing the management and performance fees and other expenses of any such investment funds or advisers.

By originating loans to companies that are experiencing significant financial or business difficulties, we may be exposed to distressed lending risks.

As part of our lending activities, we may originate loans to companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although the terms of such financing may result in significant financial returns to us, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies experiencing significant business and financial difficulties is unusually high. There is no assurance that we will correctly evaluate the value of the assets collateralizing our loans or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company that we fund, we may lose all or part of the amounts advanced to the borrower or may be required to accept collateral with a value less than the amount of the loan advanced by us to the borrower.

We may be exposed to special risks associated with bankruptcy cases.

Many of the events within a bankruptcy case are adversarial and often beyond the control of the creditors. While creditors generally are afforded an opportunity to object to significant actions, there can be no assurance that a bankruptcy court would not approve actions that may be contrary to our interests. Furthermore, there are instances where creditors can lose their ranking and priority if they are considered to have taken over management of a borrower.

The reorganization of a company can involve substantial legal, professional and administrative costs to a lender and the borrower; it is subject to unpredictable and lengthy delays; and during the process a company’s competitive position may erode, key management may depart and a company may not be able to invest its capital adequately. In some cases, the debtor company may not be able to reorganize and may be required to liquidate assets. The debt of companies in financial reorganization will, in most cases, not pay current interest, may not accrue interest during reorganization and may be adversely affected by an erosion of the issuer’s fundamental value.

In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower’s business or exercise control over the borrower. For example, we could become subject to a lender’s liability claim, if, among other things, the borrower requests significant managerial assistance from us and we provide such assistance as contemplated by the Investment Company Act.

Declines in market prices and liquidity in the corporate debt markets can result in significant net unrealized depreciation of our portfolio, which in turn would reduce our NAV.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith under procedures adopted by our Board of Directors. We may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow (taking into consideration current market interest rates and credit spreads), the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to similar publicly traded securities and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can also adversely affect our investment valuations. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation. The effect of all of these factors on our portfolio can reduce our NAV by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer unrealized losses, which could have a material adverse impact on our business, financial condition and results of operations.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Our portfolio companies may be susceptible to economic downturns or recessions and may be unable to repay our loans during these periods. Therefore, during these periods our non-performing assets may increase and the value of our portfolio may decrease if we are required to write down the values of our investments. Adverse economic conditions may also decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on the portfolio company’s assets representing collateral for its obligations. This could trigger cross defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt that we hold and the value of any equity securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

Our portfolio companies may have incurred or issued, or may in the future incur or issue, debt or equity securities that rank equally with, or senior to, our investments in such companies, which could have an adverse effect on us in any liquidation of the portfolio company.

Our portfolio companies may have, or may be permitted to incur, other debt, or issue other equity securities that rank equally with, or senior to, our investments. By their terms, such instruments may provide that the holders are entitled to receive payment of dividends, interest or principal on or before the dates on which we are entitled to receive payments in respect of our investments. These debt instruments would usually prohibit the portfolio companies from paying interest on or repaying our investments in the event and during the continuance of a default under such debt. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in that portfolio company typically are entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such holders, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of securities ranking equally with our investments, we would have to share on an equal basis any distributions with other security holders in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Additionally, certain loans that we make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt, which will be secured on a first priority basis. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing any junior priority loans we make to our portfolio companies may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that senior obligations are outstanding, we may forfeit certain rights with respect to the collateral to the holders of the senior obligations. These rights may include the right to commence enforcement proceedings against the collateral, the right to control the conduct of such enforcement proceedings, the right to approve amendments to collateral documents, the right to release liens on the collateral and the right to waive past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights as junior lenders are adversely affected. In addition, a bankruptcy court may choose not to enforce an intercreditor agreement or other arrangement with creditors. Similar risks to the foregoing may apply where we hold the last out piece of a unitranche loan.

We may also make unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

Our portfolio companies may be highly leveraged.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Our investments in non-U.S. companies may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates potential investments in securities of non-U.S. companies to the extent permissible under the Investment Company Act. Investing in non-U.S. companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of non-U.S. taxes (potentially at confiscatory levels), less liquid markets, less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. These risks are likely to be more pronounced for investments in companies located in emerging markets and particularly for middle-market companies in these economies.

Although most of our investments are denominated in U.S. dollars, our investments that are denominated in a non-U.S. currency will be subject to the risk that the value of a particular currency will change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. We may employ hedging techniques to minimize these risks, but we cannot assure you that such strategies will be effective or without risk to us.

We may expose ourselves to risks if we engage in hedging transactions.

Subject to applicable provisions of the Investment Company Act and applicable CFTC regulations, we may enter into hedging transactions in a manner consistent with SEC guidance, which may expose us to risks associated with such transactions. Such hedging may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Use of these hedging instruments may include counter-party credit risk.

Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of any hedging transactions we may enter into will depend on our ability to correctly predict movements in currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to (or be able to) establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. See also “—Risks Relating to Our Business—We are exposed to risks associated with changes in interest rates.”

We may form one or more CLOs, which may subject us to certain structured financing risks.

To finance investments, we may securitize certain of our investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. Any interest in any such CLO held by us may be considered a “non-qualifying asset” for purposes of Section 55 of the Investment Company Act.

If we create a CLO, we will depend on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to our stockholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. For example, tests (based on interest coverage or other financial ratios or other criteria) may restrict our ability, as holder of a CLO’s equity interests, to receive cash flow from these investments. There is no assurance any such performance tests will be satisfied. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt. As a result, there may be a lag, which could be significant, between the repayment or other realization on a loan or other assets in, and the distribution of cash out of, a CLO, or cash flow may be completely restricted for the life of the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining our RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we could fail to maintain our status as a RIC, which would have a material adverse effect on our financial performance.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to our stockholders.

To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests. Finally, any equity interests that we retain in a CLO will not be secured by the assets of the CLO and we will rank behind all creditors of the CLO.

Risks Relating to Our Securities

Investing in our securities involves an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive, and therefore an investment in our securities may not be suitable for someone with lower risk tolerance.

The market price of our securities may fluctuate significantly.

The market price and liquidity of the market for our securities may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which are not necessarily related to the operating performance of these companies;

•	price and volume fluctuations in the overall stock market from time to time;

•	the inclusion or exclusion of our securities from certain indices;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	any loss of RIC or BDC status;

•	changes in earnings or perceived changes or variations in operating results;

•	changes or perceived changes in the value of our portfolio of investments;

•	changes in accounting guidelines governing valuation of our investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	the inability of our Investment Adviser to employ additional experienced investment professionals or the departure of any of our Investment Adviser’s key personnel;

•	short-selling pressure with respect to shares of our common stock or BDCs generally;

•	future sales of our securities convertible into or exchangeable or exercisable for our common stock or the conversion of such securities;

•	uncertainty surrounding the strength of the U.S. economic recovery;

•	concerns regarding European sovereign debt;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price fluctuates significantly, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Shares of closed-end investment companies, including BDCs, frequently trade at a discount to their NAV per share.

We cannot predict the prices at which our common stock will trade. Shares of closed-end investment companies, including BDCs, frequently trade at a discount from their NAV and our common stock may also be discounted in the market. This characteristic of closed-end investment companies is separate and distinct from the risk that our NAV per share of common stock may decline. We cannot predict whether our common stock will trade at, above or below NAV. In addition, if our common stock trades below its NAV, we will generally not be able to sell additional shares of our common stock to the public at its market price without first obtaining the approval of a majority of our stockholders (including a majority of our unaffiliated stockholders) and our Independent Directors for such issuance.

Sales of substantial amounts of our common stock in the public market may have a material adverse effect on the market price of our common stock.

Sales of substantial amounts of our common stock, the availability of such common stock for sale (including as a result of the conversion of our Convertible Notes into common stock) or the perception that such sales could occur could materially adversely affect the prevailing market price for our common stock. Both the sale of a substantial amount of our securities and the perception that such sales could occur could impair our ability to raise additional capital through the sale of equity securities should we desire to do so. Additionally, as an owner of approximately 16.17% of our common stock as of June 30, 2017, Group Inc. is a significant stockholder that may decide to sell a substantial amount of its common stock, subject to applicable securities laws, and such a sale would exacerbate the effects described above.

Our stockholders may experience dilution upon the conversion of our Convertible Notes.

Our Convertible Notes are convertible into shares of our common stock beginning on October 1, 2021 or, under certain circumstances, earlier. Upon conversion of the Convertible Notes, we have the choice to pay or deliver, as the case may be, at our election, cash, shares of our common stock or a combination of cash and shares of our common stock. The initial conversion price of the Convertible Notes is $24.49, subject to adjustment in certain circumstances. If we elect to deliver shares of common stock upon a conversion at the time our NAV per share exceeds the conversion price in effect at such time, our stockholders may incur dilution. In addition, our stockholders will experience dilution in their ownership percentage of common stock upon our issuance of common stock in connection with the conversion of the Convertible Notes and any dividends paid on our common stock will also be paid on shares issued in connection with such conversion after such issuance.

Our stockholders will experience dilution in their ownership percentage if they opt out of our dividend reinvestment plan.

We have adopted a dividend reinvestment plan pursuant to which we reinvest all cash distributions declared by the Board of Directors on behalf of investors who do not elect to receive their distributions in cash. As a result, if the Board of Directors declares a cash distribution, then our stockholders who have not opted out of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash distribution. See “Price Range of Common Stock and Distributions” and “Dividend Reinvestment Plan” for a description of our distribution policy and obligations.

If, on the payment date for any distribution, the most recently computed NAV per share is equal to or less than the closing market price plus estimated per share fees (which include any applicable brokerage commissions the plan agent is required to pay), the plan agent will invest the distribution amount in newly issued shares on behalf of the participants. The number of newly issued shares to be credited to a participant’s account will be determined by dividing the dollar amount of the distribution by the most recently computed NAV per share provided that, if the NAV is less than or equal to 95% of the then current market price per share, the dollar amount of the distribution will be divided by 95% of the market price on the payment date. Accordingly, participants in the dividend reinvestment plan may receive a greater number shares of our common stock than the number of shares associated with the market price of our common stock, resulting in dilution for other stockholders. Stockholders that opt out of our dividend reinvestment plan will experience dilution in their ownership percentage of our common stock over time. See “Dividend Reinvestment Plan.”

Our stockholders that do not opt out of our dividend reinvestment plan should generally expect to have current tax liabilities without receiving cash to pay such liabilities.

Under our dividend reinvestment plan, if we declare a cash distribution, our stockholders who have not elected to “opt out” will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash distributions. Stockholders who receive distributions in the form of shares of our common stock generally are subject to the same U.S. federal, state and local tax consequences as stockholders who elect to receive their distributions in cash; however, since their distributions will be reinvested, those stockholders will not receive cash with which to pay any applicable taxes on such reinvested distributions. As a result, stockholders that have not opted out of our dividend reinvestment plan may have to use funds from other sources to pay any tax liabilities imposed upon them based on the value of the common stock received. See “Dividend Reinvestment Plan.”

We may in the future determine to issue preferred stock, which could adversely affect the market value of our common stock.

The issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. In addition, the dividends on any preferred stock we issue must be cumulative. Payment of dividends and repayment of the liquidation preference of preferred stock must take preference over any distributions or other payments to our common stockholders, and holders of preferred stock are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference (other than convertible preferred stock that converts into common stock). In addition, under the Investment Company Act, participating preferred stock and preferred stock constitutes a “senior security” for purposes of the 2 to 1 asset coverage test.

Certain provisions of our certificate of incorporation and bylaws and the Delaware General Corporation Law (“DGCL”), as well as other aspects of our structure, including the substantial ownership interest of Group Inc., could deter takeover attempts and have an adverse impact on the price of our common stock

Our certificate of incorporation and bylaws, as well as the DGCL, contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. Among other things, our certificate of incorporation and bylaws:

•	provide that our Board of Directors is classified, which may delay the ability of our stockholders to change the membership of a majority of our Board of Directors;

•	do not provide for cumulative voting;

•	provide that vacancies on our Board of Directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	provide that our directors may be removed only for cause, and only by a supermajority vote of the stockholders entitled to elect such directors;

•	provide that stockholders may only take action at an annual or special meeting of stockholders, and may not act by written consent;

•	restrict stockholders’ ability to call special meetings;

•	require a supermajority vote of stockholders to effect certain amendments to our certificate of incorporation and bylaws; and

•	require stockholders to provide advance notice of new business proposals and director nominations under specific procedures.

We have provisions comparable to those of Section 203 of the DGCL (other than with respect to Group Inc. and its affiliates and certain of its or their direct or indirect transferees and any group as to which such persons are a party). These provisions generally prohibit us from engaging in mergers, business combinations and certain other types of transactions with “interested stockholders” (generally defined as persons or entities that beneficially own 15% or more of our voting stock), other than the exempt parties as described above, for a period of three years following the date the person became an interested stockholder unless, prior to such stockholder becoming an interested stockholder, our Board of Directors has approved the “business combination” that would otherwise be restricted or the transaction that resulted in the interested stockholder becoming an interested stockholder or the subsequent transaction with the interested stockholder has been approved by our Board of Directors and 66 2/3% of our outstanding voting stock (other than voting stock owned by the interested stockholder). Such provisions may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer.

These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for the common stock. In addition, certain aspects of our structure, including the substantial ownership interest of Group Inc., may have the effect of discouraging a third party from making an acquisition proposal for us.

We may not be able to pay you distributions on our common stock or preferred stock, our distributions to you may not grow over time and a portion of our distributions to you may be a return of capital for U.S. federal income tax purposes.

We intend to pay quarterly distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. If we are unable to satisfy the asset coverage test applicable to us as a BDC, or if we violate certain covenants under our Revolving Credit Facility and other debt financing agreements, our ability to pay distributions to our stockholders could be limited. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, financial condition, maintenance of our RIC status, compliance with applicable BDC regulations, compliance with covenants under our Revolving Credit Facility and other debt financing agreements and such other factors as our Board of Directors may deem relevant from time to time.

The distributions we pay to our stockholders in a year may exceed our net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes that would reduce a stockholder’s adjusted tax basis in its shares of our common stock or preferred stock and correspondingly increase such stockholder’s gain, or reduce such stockholder’s loss, on disposition of such shares. Distributions in excess of a stockholder’s adjusted tax basis in its shares of our common stock or preferred stock will constitute capital gains to such stockholder.

Stockholders who periodically receive the payment of a distribution from a RIC consisting of a return of capital for U.S. federal income tax purposes may be under the impression that they are receiving a distribution of RIC’s net ordinary income or capital gains when they are not. Accordingly, stockholders should read carefully any written disclosure accompanying a distribution from us and the information about the specific tax characteristics of our distributions provided to stockholders after the end of each calendar year, and should not assume that the source of any distribution is our net ordinary income or capital gains.

We may have difficulty paying our required distributions if we recognize taxable income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we will include in our taxable income certain amounts that we have not yet received in cash, such as OID or accruals on a contingent payment debt instrument, which may occur if we receive warrants in connection with the origination of a loan, or possibly in other circumstances, or contracted PIK interest, which generally represents contractual interest added to the loan balance and due at the end of the loan term. Such OID and PIK interest will be included in our taxable income before we receive any corresponding cash payments. We also may be required to include in our taxable income certain other amounts that we will not receive in cash. The credit risk associated with the collectability of deferred payments may be increased as and when a portfolio company increases the amount of interest on which it is deferring cash payment through deferred interest features. Our investments with a deferred interest feature may represent a higher credit risk than loans for which interest must be paid in full in cash on a regular basis. For example, even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is scheduled to occur upon maturity of the obligation.

Because in certain cases we may recognize taxable income before or without receiving cash representing such income, we may have difficulty making distributions to our stockholders that will be sufficient to enable us to meet the annual distribution requirement necessary for us to maintain our status as a RIC. Accordingly, we may need to sell some of our assets at times and/or at prices that we would not consider advantageous, we may need to raise additional equity or debt capital or we may need to forego new investment opportunities or otherwise take actions that are disadvantageous to our business (or be unable to take actions that are advantageous to our business) to enable us to make distributions to our stockholders that will be sufficient to enable us to meet the annual distribution requirement. If we are unable to obtain cash from other sources to meet the annual distribution requirement, we may fail to qualify for the U.S. federal income tax benefits allowable to RICs and, thus, become subject to a corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes). For additional discussion regarding the tax implications of a RIC, see “Certain U.S. Federal Income Tax Considerations.”

Our stockholders may receive shares of our common stock or preferred stock as distributions, which could result in adverse tax consequences to them.

In order to satisfy the annual distribution requirement applicable to RICs, we will have the ability to declare a large portion of a distribution in shares of our common stock or preferred stock instead of in cash. We are not subject to restrictions on the circumstances in which we may declare a portion of a distribution in shares of our stock but would generally anticipate doing so only in unusual situations, such as, for example, if we do not have sufficient cash to meet our RIC distribution requirements under the Code. Generally, were we to declare such a distribution, we would allow stockholders to elect payment in cash and/or shares of our stock of equivalent value, with a percentage limitation on the portion of the total distribution available to be received in cash. Under published IRS guidance, the entire distribution will generally be treated as a taxable distribution for U.S. federal income tax purposes, and count towards our RIC distribution requirements under the Code, if certain conditions are satisfied. Among other things, the aggregate amount of cash available to be distributed to all stockholders is required to be at least 20% of the aggregate declared distribution. If too many stockholders elect to receive cash, the cash available for distribution is required to be allocated among the stockholders electing to receive cash (with the balance of the distribution paid in stock) under a formula provided in the applicable IRS guidance. The number of shares of our stock declared would thus depend on the applicable percentage limitation on cash available for distribution, the stockholders’ individual elections to receive cash or stock, and the value of the shares of our stock. Each stockholder generally would be treated as having received a taxable distribution (including for purposes of the withholding tax rules applicable to a Non-U.S. stockholder) on the date the distribution is received in an amount equal to the cash that such stockholder would have received if the entire distribution had been paid in cash, even if the stockholder received all or most of the distribution in shares of our common stock or preferred stock. We currently do not intend to pay distributions in shares of our common stock or preferred stock, but there can be no assurance that we will not do so in the future.

If we are not treated as a “publicly offered regulated investment company,” as defined in the Code, U.S. stockholders that are individuals, trusts or estates will be taxed as though they received a distribution of some of our expenses.

We expect to be treated as a “publicly offered regulated investment company” as a result of either (i) shares of our common stock being held by at least 500 persons at all times during a taxable year or (ii) shares of our common stock being treated as regularly traded on an established securities market. However, we cannot assure you that we will be treated as a publicly offered regulated investment company for all years. If we are not treated as a publicly offered regulated investment company for any calendar year, each U.S. stockholder that is an individual, trust or estate will be treated as having received a dividend from us in the amount of such U.S. stockholder’s allocable share of the management and incentive fees paid to our Investment Adviser and certain of our other expenses for the calendar year, and these fees and expenses will be treated as miscellaneous itemized deductions of such U.S. stockholder. Miscellaneous itemized deductions generally are deductible by a U.S. stockholder that is an individual, trust or estate only to the extent that the aggregate of such U.S. stockholder’s miscellaneous itemized deductions exceeds 2% of such U.S. stockholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under the Code. See “Certain U.S. Federal Income Tax Considerations—Taxation of U.S. Stockholders.”

Non-U.S. stockholders may be subject to withholding of U.S. federal income tax on dividends we pay.

Distributions of our “investment company taxable income” to a non-U.S. stockholder that are not effectively connected with the non-U.S. stockholder’s conduct of a trade or business within the United States will generally be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable income tax treaty) to the extent of our current or accumulated earnings and profits.

Certain properly reported dividends are generally exempt from withholding of U.S. federal income tax where they are paid in respect of our (i) “qualified net interest income” (generally, our U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we or the non-U.S. stockholder are at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) “qualified short-term capital gains” (generally, the excess of our net short-term capital gain over our net long-term capital loss for such taxable year), and certain other requirements are satisfied.

NO ASSURANCE CAN BE GIVEN AS TO WHETHER ANY OF OUR DISTRIBUTIONS WILL BE ELIGIBLE FOR THIS EXEMPTION FROM WITHHOLDING OF U.S. FEDERAL INCOME TAX OR, IF ELIGIBLE, WILL BE REPORTED AS SUCH BY US. IN PARTICULAR, THIS EXEMPTION WILL NOT APPLY TO OUR DISTRIBUTIONS PAID IN RESPECT OF OUR NON-U.S. SOURCE INTEREST INCOME OR OUR DIVIDEND INCOME (OR ANY OTHER TYPE OF INCOME OTHER THAN GENERALLY OUR NON-CONTINGENT U.S. SOURCE INTEREST INCOME RECEIVED FROM UNRELATED OBLIGORS AND OUR QUALIFIED SHORT-TERM CAPITAL GAINS). IN THE CASE OF OUR COMMON STOCK HELD THROUGH AN INTERMEDIARY, THE INTERMEDIARY MAY WITHHOLD U.S. FEDERAL INCOME TAX EVEN IF WE REPORT THE PAYMENT AS QUALIFIED NET INTEREST INCOME OR QUALIFIED SHORT-TERM CAPITAL GAIN. SEE “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS—TAXATION OF NON-U.S. STOCKHOLDERS.”

Purchases of our common stock pursuant to the Company’s 10b5-1 Plan (the “Company 10b5-1 Plan”) or otherwise may result in the price of our common stock being higher than the price that otherwise might exist in the open market.

We are authorized to purchase up to $25.00 million of shares of our common stock if the stock trades below the most recently announced NAV per share (including any updates, corrections or adjustments publicly announced by us to any previously announced NAV per share), subject to certain limitations, until March 18, 2018. Any such purchases will be conducted in accordance with applicable securities laws. Whether purchases will be made under the Company 10b5-1 Plan or otherwise and how much will be purchased at any time is uncertain, dependent on prevailing market prices and trading volumes, all of which we cannot predict. These activities may have the effect of maintaining the market price of our common stock or retarding a decline in the market price of the common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. See also, “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Financial Condition, Liquidity and Capital Resources–Common Stock Repurchase Plans.”

Purchases of our common stock by us under the Company 10b5-1 Plan or otherwise may result in dilution to our NAV per share.

We are authorized to repurchase shares of common stock when the market price per share is below the most recently reported NAV per share (including any updates, corrections or adjustments publicly announced by us to any previously announced NAV per share), including under the Company 10b5-1 Plan. Because purchases may be made beginning at any price below our most recently reported NAV per share, if our NAV per share decreases after the date as of which NAV per share was last reported, such purchases may result in dilution to our NAV per share. This dilution would occur because we would repurchase shares at a price above the then-current NAV per share, which would cause a proportionately smaller increase in our stockholders’ interest in our earnings and assets and their voting interest in us than the decrease in our assets resulting from such repurchase. As a result of any such dilution, our market price per share may decline. The actual dilutive effect will depend on the number of shares of common stock that could be so repurchased, the price and the timing of any repurchases.

The continued uncertainty related to the sustainability and pace of economic recovery in the U.S. and globally could have a negative impact on our business.

Our business is directly influenced by the economic cycle, and could be negatively impacted by a downturn in economic activity in the US as well as globally. Fiscal and monetary actions taken by U.S. and non-U.S. government and regulatory authorities could have a material adverse impact on our business. To the extent uncertainty regarding the U.S. or global economy negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be adversely affected. Moreover, Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, along with the general policies of the current Presidential administration, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. Market volatility, rising interest rates and/or a return to unfavorable economic conditions could adversely affect our business.

To the extent OID and PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.

Our investments may include OID instruments and PIK interest arrangements, which represents contractual interest added to a loan balance and due at the end of such loan’s term. To the extent OID or PIK interest constitute a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	The higher interest rates of OID and PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and OID and PIK instruments generally represent a significantly higher credit risk than coupon loans.

•	Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation.

•	OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. OID and PIK income may also create uncertainty about the source of our cash distributions.

•	For accounting purposes, any cash distributions to shareholders representing OID and PIK income are not treated as coming from paid-in capital, even if the cash to pay them comes from offering proceeds. As a result, despite the fact that a distribution representing OID and PIK income could be paid out of amounts invested by our stockholders, the Investment Company Act does not require that stockholders be given notice of this fact by reporting it as a return of capital.

Terms relating to redemption may materially adversely affect your return on any debt securities that we may issue.

If our noteholders’ debt securities are redeemable at our option, we may choose to redeem your debt securities at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In addition, if our noteholders’ debt securities are subject to mandatory redemption, we may be required to redeem such debt securities also at times when prevailing interest rates are lower than the interest rate paid on such debt securities. In this circumstance, a noteholder may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the debt securities being redeemed.

Our credit ratings may not reflect all risks of an investment in our debt securities.

Our credit ratings are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.

Holders of any preferred stock we might issue would have the right to elect members of the board of directors and class voting rights on certain matters.

Holders of any preferred stock we might issue, voting separately as a single class, would have the right to elect two members of the board of directors at all times and in the event dividends become two full years in arrears would have the right to elect a majority of the directors until such arrearage is completely eliminated. In addition, preferred stockholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly can veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the Investment Company Act and by requirements imposed by rating agencies or the terms of our credit facilities, might impair our ability to maintain our qualification as a RIC for federal income tax purposes. While we would intend to redeem our preferred stock to the extent necessary to enable us to distribute our income as required to maintain our qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and that investors in our debt securities may not receive all of the interest income to which they are entitled.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a BDC, we may in the future be limited in our ability to make distributions. Also, our Revolving Credit Facility may limit our ability to declare dividends if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC. In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual PIK interest, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income (taking into account certain deferrals and elections) for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years. We will not be subject to excise taxes on amounts on which we are required to pay corporate income taxes (such as retained net capital gains).

Finally, if more stockholders opt to receive cash distributions rather than participate in our dividend reinvestment plan, we may be forced to liquidate some of our investments and raise cash in order to make cash distribution payments.

If you do not fully exercise your subscription rights in any rights offering of our common stock, your interest in us may be diluted and, if the subscription price is less than our NAV per share, you may experience an immediate dilution of the aggregate NAV of your shares.

In the event we issue subscription rights to acquire shares of our common stock, stockholders who do not fully exercise their subscription rights should expect that they will, at the completion of the rights offering, own a smaller proportional interest in us than would be the case if they fully exercised their rights.

In addition, if the subscription price is less than the NAV per share of our common stock, a stockholder who does not fully exercise its subscription rights may experience an immediate dilution of the aggregate NAV of its shares as a result of the offering.

We would not be able to state the amount of any such dilution prior to knowing the results of the offering. Such dilution could be substantial.

POTENTIAL CONFLICTS OF INTEREST

General Categories of Conflicts Associated with the Company

Goldman Sachs (which, for purposes of this “Potential Conflicts of Interest” section, shall mean, collectively, Group Inc., the Investment Adviser and their affiliates, directors, partners, trustees, managers, members, officers and employees) is a worldwide, full-service investment banking, broker-dealer, asset management and financial services organization and a major participant in global financial markets. As such, it provides a wide range of financial services to a substantial and diversified client base. In those and other capacities, Goldman Sachs advises clients in all markets and transactions and purchases, sells, holds and recommends a broad array of investments for its own accounts and for the accounts of clients and of its personnel, through client accounts and the relationships and products it sponsors, manages and advises. Goldman Sachs has direct and indirect interests in the global fixed income, currency, commodity, equities, bank loan and other markets, and the securities and issuers, in which the Company may directly and indirectly invest. As a result, Goldman Sachs’ activities and dealings, including on behalf of the Company, may affect the Company in ways that may disadvantage or restrict the Company and/or benefit Goldman Sachs or other Accounts. In managing conflicts of interest that may arise as a result of the foregoing, GSAM generally will be subject to fiduciary requirements.

The following are descriptions of certain conflicts and potential conflicts of interest that may be associated with the financial or other interests that the Investment Adviser and Goldman Sachs may have in transactions effected by, with or on behalf of the Company. The conflicts herein do not purport to be a complete list or explanation of the conflicts or potential conflicts associated with the financial or other interests the Company or Goldman Sachs may have now or in the future. Additional information about potential conflicts of interest regarding the Investment Adviser and Goldman Sachs is set forth in the Investment Adviser’s Form ADV. A copy of Part 1 and Part 2A of the Investment Adviser’s Form ADV is available on the SEC’s website (www.adviserinfo.sec.gov). A copy of Part 2 of the Investment Adviser’s Form ADV will be provided to investors or prospective investors upon request.

Other Activities of Goldman Sachs, the Sale of the Company’s Stock and the Allocation of Investment Opportunities

Sales Incentives and Related Conflicts Arising from Goldman Sachs’ Financial and Other Relationships with Intermediaries

Goldman Sachs and its personnel, including employees of the Investment Adviser, may receive benefits and earn fees and compensation for services provided to Accounts (including the Company). Moreover, Goldman Sachs and its personnel, including employees of the Investment Adviser, may have relationships (both involving and not involving the Company, and including without limitation placement, brokerage, advisory and board relationships) with distributors, consultants and others who recommend, or engage in transactions with or for, the Company. Such distributors, consultants and other parties may receive compensation from Goldman Sachs or the Company in connection with such relationships. As a result of these relationships, distributors, consultants and other parties may have conflicts that create incentives for them to promote the Company.

To the extent permitted by applicable law, the Company and Goldman Sachs may make payments to authorized dealers and other financial intermediaries and to salespersons (collectively, “Intermediaries”) from time to time to promote the Company. These payments may be made out of Goldman Sachs’ assets, or amounts payable to Goldman Sachs. These payments may create an incentive for a particular Intermediary to highlight, feature or recommend the Company.

Allocation of Investment Opportunities and Expenses Among the Company and Other Accounts

The Company’s investment objectives and investment strategies are similar to those of other Accounts managed by the Investment Adviser (including GS PMMC and GS MMLC) and the Senior Credit Fund (including Accounts in which Goldman Sachs and its personnel have an interest), and an investment appropriate for the Company may also be appropriate for those Accounts (including GS PMMC and GS MMLC). This creates potential conflicts in allocating investment opportunities among the Company and such other Accounts, particularly in circumstances where the availability or liquidity of such investment opportunities is limited or where co-investments by the Company and other Accounts are not permitted under applicable law.

The Company is prohibited under the Investment Company Act from participating in certain transactions with its affiliates without the prior approval of the Independent Directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, five percent or more of the Company’s outstanding voting securities will be an affiliate of the Company for purposes of the Investment Company Act, and the Company is generally prohibited from buying or selling any assets from or to, or entering into certain “joint” transactions (which could include investments in the same portfolio company) with such affiliates, absent the prior approval of the Independent Directors. The Investment Adviser and its affiliates, including persons that control, or are under common control with, the Company or the Investment Adviser, are also considered to be affiliates of the Company under the Investment Company Act, and the Company is generally prohibited from buying or selling any assets from or to, or entering into “joint” transactions with, such affiliates without exemptive relief from the SEC.

Subject to applicable law, we may invest alongside Goldman Sachs and its Accounts. In certain circumstances, negotiated co-investments by us and other funds managed by our Investment Adviser may be made only pursuant to an order from the SEC permitting us to do so. In January 2017, we received an exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates (including GS PMMC and GS MMLC), each of whose investment adviser is GSAM, in a manner consistent with our investment objectives, positions, policies, strategies and restrictions, as well as regulatory requirements and pursuant to the conditions required by the exemptive relief. As a result of such order, there could be significant overlap in our investment portfolio and the investment portfolios of GS PMMC, GS MMLC and/or other funds managed by our Investment Adviser. If we are unable to rely on our exemptive relief for a particular opportunity, our Investment Adviser will be required to determine which Accounts should make the investment at the potential exclusion of other Accounts. In such circumstances, the Investment Adviser will adhere to its investment allocation policy in order to determine the Account to which to allocate the opportunity. The policy provides that our Investment Adviser allocate opportunities through a rotation system or in such other manner as our Investment Adviser determines to be equitable. Accordingly, it is possible that we may not be given the opportunity to participate in certain investments made by other Accounts.

The Company may also invest alongside other Accounts advised by the Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff guidance and interpretations. For example, the Company may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting the Company and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Investment Adviser, acting on behalf of the Company and on behalf of its other clients, negotiates no term other than price. The Company may also invest alongside the Investment Adviser’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of the Investment Adviser.

To address these potential conflicts, the Investment Adviser has developed allocation policies and procedures that provide that personnel of the Investment Adviser making portfolio decisions for Accounts will make purchase and sale decisions for, and allocate investment opportunities among, Accounts consistent with its fiduciary obligations. To the extent permitted by applicable law, these policies and procedures may result in the pro rata allocation of limited opportunities across eligible Accounts managed by a particular portfolio management team, but in many other cases such allocations reflect numerous other factors as described below. Accounts managed outside the GSAM Private Credit Group are generally viewed separately for allocation purposes. There will be cases where certain Accounts (including Accounts in which Goldman Sachs and its personnel have an interest) receive an allocation of an investment opportunity when the Company does not and vice versa.

Personnel of the Investment Adviser involved in decision-making for Accounts may make allocation related decisions for the Company and other Accounts by reference to one or more factors, including: the Account’s portfolio and its investment horizons, objectives, guidelines and restrictions (including legal and regulatory restrictions); strategic fit and other portfolio management considerations, including different desired levels of investment for different strategies; client instructions; the expected future capacity of the applicable Accounts; cash and liquidity needs and considerations; the availability of other appropriate or substantially similar investment opportunities; and differences in benchmark factors and hedging strategies among Accounts. Suitability considerations, reputational matters and other considerations may also be considered. The application of these considerations may cause differences in the performance of different Accounts that have similar strategies. In addition, in some cases the Investment Adviser may make investment recommendations to Accounts where the Accounts make the investment independently of the Investment Adviser, which may result in a reduction in the availability of the investment opportunity for other Accounts (including the Company) irrespective of the Investment Adviser’s policies regarding allocation of investments. With respect to the Company, the Investment Adviser may make allocation-related decisions by reference to Senior Credit Fund, consistent with the nature of the relationship between the Company and Senior Credit Fund, even though there is no formal investment advisory relationship between the Investment Adviser and Senior Credit Fund. Additional information about the Investment Adviser’s allocation policies is set forth in Item 6 (“Performance-based Fees and Side-by-Side Management—Side-by-Side Management of Advisory Accounts; Allocation of Opportunities”) of the Investment Adviser’s Form ADV.

The Investment Adviser, including the GSAM Credit Alternatives investment team, may, from time to time, develop and implement new trading strategies or seek to participate in new investment opportunities and trading strategies. These opportunities and strategies may not be employed in all Accounts or pro rata among Accounts where they are employed, even if the opportunity or strategy is consistent with the objectives of such Accounts. Further, a trading strategy employed for the Company that is similar to, or the same as that of, another Account may be implemented differently, sometimes to a material extent. For example, the Company may invest in different securities or other assets, or invest in the same securities and other assets but in different proportions, than another Account with the same or similar trading strategy. The implementation of the Company’s trading strategy will depend on a variety of factors, including the portfolio managers involved in managing the trading strategy for the Account, the time difference associated with the location of different portfolio management teams, and the factors described above.

During periods of unusual market conditions, the Investment Adviser may deviate from its normal trade allocation practices. For example, this may occur with respect to the management of unlevered and/or long-only Accounts that are typically managed on a side-by-side basis with levered and/or long-short Accounts.

The Company may receive opportunities referred by Goldman Sachs businesses and affiliates, but in no event does the Company have any rights with respect to such opportunities. Subject to applicable law, including the Investment Company Act, such opportunities or any portion thereof may be offered to other Accounts, Goldman Sachs, all or certain investors in the Company, or such other persons or entities as determined by Goldman Sachs in its sole discretion. The Company will have no rights and will not receive any compensation related to such opportunities. For a further explanation of the allocation of opportunities and other conflicts and the risks related thereto, please see “Risk Factors—Risks Relating to Our Business and Structure—Potential conflicts of interest with other businesses of Goldman Sachs could impact our investment returns.”

Expenses are generally allocated to Accounts (including the Company) based on whose behalf the expenses are incurred. Where the Company and one or more other Accounts participate in a particular investment or collectively incur other expenses, the Investment Adviser generally allocates investment-related and other expenses in a manner the Investment Adviser determines to be fair and equitable, which may be pro rata or on a different basis.

Goldman Sachs’ Financial and Other Interests May Incentivize Goldman Sachs to Promote the Sale of Our Common Stock or Favor Other Accounts.

Goldman Sachs and its personnel have interests in promoting sales of our common stock, and the compensation from such sales may be greater than the compensation relating to sales of interests in other Accounts (including other BDCs and other investment funds managed by our Investment Adviser (including GS PMMC and GS MMLC)). Therefore, Goldman Sachs and its personnel may have a financial interest in promoting our common stock over interests in other Accounts.

The Investment Adviser receives performance-based compensation in respect of its investment management activities on the Company’s behalf, which rewards the Investment Adviser for positive performance of the Company’s investment portfolio. As a result, the Investment Adviser may make investments for the Company that present a greater potential for return but also a greater risk of loss or that are more speculative than would be the case in the absence of performance-based compensation. In addition, the Investment Adviser may simultaneously manage other Accounts (including other BDCs (including GS PMMC and GS MMLC)) for which the Investment Adviser may be entitled to receive greater fees or other compensation (as a percentage of performance or otherwise) than it receives in respect of us. In addition, subject to applicable law, Goldman Sachs may invest in other Accounts (including other BDCs (including GS PMMC and GS MMLC)), and such investments may constitute substantial percentages of such other Accounts’ outstanding equity interests. Therefore, the Investment Adviser may have an incentive to favor such other Accounts over us. To address these types of conflicts, the Investment Adviser has adopted policies and procedures under which investment opportunities will be allocated in a manner that it believes is consistent with its obligations as an investment adviser. However, the amount, timing, structuring or terms of an investment by the Company may differ from, and performance may be different than, the investments and performance of other Accounts.

Management of the Company by the Investment Adviser

Considerations Relating to Information Held by Goldman Sachs

Goldman Sachs has established certain information barriers and other policies to address the sharing of information between different businesses within Goldman Sachs. As a result of information barriers, the Investment Adviser generally will not have access, or will have limited access, to information and personnel in other areas of Goldman Sachs, and generally will not be able to manage the Company with the benefit of information held by such other areas. Such other areas, including without limitation, Goldman Sachs’ prime brokerage and administration businesses, will have broad access to detailed information that is not available to the Investment Adviser, including information in respect of markets and investments, which, if known to the Investment Adviser, might cause the Investment Adviser to seek to dispose of, retain or increase interests in investments held by the Company or acquire certain positions on the Company’s behalf, or take other actions. Goldman Sachs will be under no obligation or fiduciary or other duty to make any such information available to the Investment Adviser or personnel of the Investment Adviser involved in decision-making for the Company. There may be circumstances in which, as a result of information held by certain of the Investment Adviser’s portfolio management teams, the Investment Adviser limits an activity or a transaction for the Company, including if the team holding such information is not managing the Company. In addition, regardless of the existence of information barriers, Goldman Sachs will not have any obligation or other duty to make available any information regarding its trading activities, strategies or views, or the activities, strategies or views used for other Accounts, for the benefit of the Company. Different areas of the Investment Adviser and Goldman Sachs may take views, and make decisions or recommendations, that are different than those of other areas of the Investment Adviser and Goldman Sachs. Different portfolio management teams within the Investment Adviser may make decisions based on information or take (or refrain from taking) actions with respect to Accounts they advise in a manner that may be different than with respect, or adverse, to the Company. Such teams may not share information with the Company’s portfolio management team, including as a result of certain information barriers and other policies and will not have any obligation to do so.

Valuation of the Company’s Investments

The Investment Adviser performs certain valuation services related to securities and assets held in the Company. The Investment Adviser, pursuant to delegated authority, and subject to the supervision of the Board of Directors, values the Company’s securities and assets according to the Company’s valuation policies, and may value an identical asset differently than another division or unit within Goldman Sachs or another Account values the asset, including because such other division or unit or Account has information or uses valuation techniques and models that it does not share with, or that are different than those of, the Investment Adviser or the Company. This is particularly the case in respect of difficult-to-value assets. The Investment Adviser may face a conflict with respect to valuations generally because of their effect on the Investment Adviser’s fees and other compensation.

Goldman Sachs’ and the Investment Adviser’s Activities on Behalf of Other Accounts

The Investment Adviser’s decisions and actions on behalf of the Company may differ from those on behalf of other Accounts. Advice given to, or investment or voting decisions made for, one or more Accounts, may compete with, affect, differ from, conflict with, or involve timing different from, advice given to or investment or voting decisions made for the Company.

Goldman Sachs engages in a variety of activities in the global financial markets. The extent of Goldman Sachs’ activities in the global financial markets, including without limitation in its capacity as an investment banker, market maker, financier, lender, investor, prime broker, derivatives dealer, adviser, counterparty, agent, principal and research provider, may have potential adverse effects on the Company. Goldman Sachs, the clients it advises, and its personnel have interests in and advise Accounts which have investment objectives or portfolios similar to, related to or opposed to those of the Company.

Goldman Sachs (including GSAM), the clients it advises, and its personnel have interests in and advise Accounts that have investment objectives or portfolios similar to, related to or opposed to those of the Company. Goldman Sachs may receive greater fees or other compensation (including performance-based fees) from such Accounts than it does from the Company. In addition, Goldman Sachs (including GSAM), the clients it advises, and its personnel may engage (or consider engaging) in commercial arrangements or transactions with Accounts, and/or may compete for commercial arrangements or transactions in the same types of companies, assets, securities and other instruments, as the Company. Decisions and actions of the Investment Adviser on behalf of the Company may differ from those by Goldman Sachs (including the Investment Adviser) on behalf of other Accounts. Advice given to, or investment or voting decisions made for, the Company may compete with, affect, differ from, conflict with, or involve timing different from, advice given to, or investment or voting decisions made for, other Accounts. Transactions by, advice to and activities of such Accounts may involve the same or related companies, securities or other assets or instruments as those in which the Company invests, and such Accounts may engage in a strategy while the Company is undertaking the same or a differing strategy, any of which could directly or indirectly disadvantage the Company (including its ability to engage in a transaction or other activities) or the prices or terms at which the Company’s transactions or other activities may be effected. For example, Goldman Sachs may be engaged to provide advice to an Account that is considering entering into a transaction with the Company, and Goldman Sachs may advise the Account not to pursue the transaction with the Company, or otherwise in connection with a potential transaction provide advice to the Account that would be adverse to the Company. Additionally, the Company may buy a security and Goldman Sachs may establish a short position in that same security or in similar securities. This short position may result in the impairment of the price of the security that the Company holds or may be designed to profit from a decline in the price of the security. The Company could similarly be adversely impacted if it establishes a short position, following which Goldman Sachs takes a long position in the same security or in similar securities. To the extent the Company engages in transactions in the same or similar types of securities or other investments as other Accounts, the Company and other Accounts may compete for such transactions or investments, and transactions or investments by such other Accounts may negatively affect the investments of the Company (including the ability of the Company to engage in such a transaction or investment or other activities), or the price or terms at which the Company’s transactions or investments or other activities may be effected. Moreover, Goldman Sachs or Accounts, on the one hand, and the Company, on the other hand, may vote differently on or take or refrain from taking different actions with respect to the same security, which may be disadvantageous to the Company.

Goldman Sachs (including, as applicable, the Investment Adviser) and its personnel, when acting as an investment banker, market maker, financier, lender, investor, prime broker, derivatives dealer, adviser, counterparty, agent, principal or research provider, or in other capacities, may advise on transactions, may make investment decisions or recommendations, provide differing investment views or have views with respect to research or valuations that are inconsistent with, or adverse to, the Company’s interests and activities. Members may be offered access to advisory services through several different Goldman Sachs advisory businesses (including GS & Co. and GSAM). Different advisory businesses within Goldman Sachs manage Accounts according to different strategies and may also apply different criteria to the same or similar strategies and may have differing investment views in respect of an issuer or a security or other investment. Similarly, within the Investment Adviser, certain portfolio management teams may have differing or opposite investment views in respect of an issuer or a security, and the actions the Company’s portfolio management team takes in respect of the Company’s investments may be inconsistent with, or adversely affected by, the interests and activities of the Accounts advised by other portfolio management teams of the Investment Adviser. Research analyses or viewpoints may be available to clients or potential clients at different times. Goldman Sachs will not have any obligation or other duty to make available to the Company any research or analysis prior to its public dissemination. The Investment Adviser is responsible for making investment decisions on the Company’s behalf, and such investment decisions can differ from investment decisions or recommendations by Goldman Sachs on behalf of other Accounts. Goldman Sachs may, on behalf of other Accounts and in accordance with its management of such Accounts, implement an investment decision or strategy ahead of, or contemporaneously with, or behind similar investment decisions or strategies made for the Company. The relative timing for the implementation of investment decisions or strategies among Accounts and the Company may disadvantage the Company. Certain factors, for example, market impact, liquidity constraints, or other circumstances, could result in the Company receiving less favorable trading results or incurring increased costs associated with implementing such investment decisions or strategies, or being otherwise disadvantaged.

Subject to applicable law, the Investment Adviser may cause the Company to invest in securities, loans or other obligations of companies affiliated with Goldman Sachs or in which Goldman Sachs or Accounts have an equity, debt or other interest, or to engage in investment transactions that may result in other Accounts being relieved of obligations or otherwise divesting of investments, which may enhance the profitability of Goldman Sachs’ or other Accounts’ investments in and activities with respect to such companies.

Goldman Sachs may, in its discretion, recommend that the Company have ongoing business dealings, arrangements or agreements with persons who are former employees of Goldman Sachs. The Company may bear, directly or indirectly, the costs of such dealings, arrangements or agreements. These recommendations and recommendations relating to continuing any such dealings, arrangements or agreements may pose conflicts of interest.

Potential Conflicts Relating to Follow-On Investments

To the extent permitted by law, from time to time, the Investment Adviser may provide opportunities to Accounts (including potentially the Company) to make investments in companies in which certain Accounts have already invested. Such follow-on investments can create conflicts of interest, such as the determination of the terms of the new investment and the allocation of such opportunities among Accounts (including the Company). Follow-on investment opportunities may be available to the Company notwithstanding that the Company has no existing investment in the issuer, resulting in the assets of the Company potentially providing value to, or otherwise supporting the investments of, other Accounts. Accounts (including the Company) may also participate in releveraging, recapitalization, and similar transactions involving companies in which other Accounts have invested or will invest. Conflicts of interest in these and other transactions may arise between Accounts (including the Company) with existing investments in a company and Accounts making subsequent investments in the company, which may have opposing interests regarding pricing and other terms. The subsequent investments may dilute or otherwise adversely affect the interests of the previously-invested Accounts (including the Company).

Diverse Interests

The various types of investors in and beneficiaries of the Company, including to the extent applicable the Investment Adviser and its affiliates, may have conflicting investment, tax and other interests with respect to their interest in the Company. When considering a potential investment for the Company, the Investment Adviser will generally consider the investment objectives of the Company, not the investment objectives of any particular investor or beneficiary. The Investment Adviser may make decisions, including with respect to tax matters, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to the Investment Adviser and its affiliates than to investors or beneficiaries unaffiliated with the Investment Adviser. In addition, Goldman Sachs may face certain tax risks based on positions taken by the Company, including as a withholding agent. Goldman Sachs reserves the right on behalf of itself and its affiliates to take actions adverse to the Company or other Accounts in these circumstances, including withholding amounts to cover actual or potential tax liabilities.

Selection of Service Providers

The Company expects to engage service providers (including attorneys and consultants) that may also provide services to other Goldman Sachs affiliates. The Investment Adviser intends to select these service providers based on a number of factors, including expertise and experience, knowledge of related or similar products, quality of service, reputation in the marketplace, relationships with the Investment Adviser, Goldman Sachs or others, and price. These service providers may have business, financial, or other relationships with Goldman Sachs, which may or may not influence the Investment Adviser’s selection of these service providers for the Company. In such circumstances, there may be a conflict of interest between Goldman Sachs (acting on behalf of the Company) and the Company, if the Company determines not to engage or continue to engage these service providers. Notwithstanding the foregoing, the selection of service providers for the Company will be conducted in accordance with the Investment Adviser’s fiduciary obligations to the Company. The service providers selected by the Investment Adviser may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid to these service providers by the Company, on the one hand, may be more or less favorable than the rates paid by Goldman Sachs or other Accounts, on the other hand. Goldman Sachs (including GSAM) may hold investments in companies that provide services to entities in which the Company invests generally, and, subject to applicable law, GSAM may refer or introduce such companies’ services to entities that have issued securities held by the Company.

Investments in Goldman Sachs Funds

To the extent permitted by applicable law, the Company may invest in money market and other funds sponsored, managed or advised by Goldman Sachs. Advisory fees paid to the Investment Adviser by the Company will not be reduced by any fees payable by the Company to Goldman Sachs as manager of such money market funds (i.e., there could be “double fees” involved in making any such investment because Goldman Sachs could receive fees with respect to both the Company’s management and such money market fund), other than in certain specified cases. In such circumstances, as well as in all other circumstances in which Goldman Sachs receives any fees or other compensation in any form relating to the provision of services, no accounting or repayment to the Company will be required.

Goldman Sachs May In-Source or Outsource

Subject to applicable law, Goldman Sachs, including the Investment Adviser, may from time to time and without notice to investors in-source or outsource certain processes or functions in connection with a variety of services that it provides to the Company in its administrative or other capacities. Such in-sourcing or outsourcing may give rise to additional conflicts of interest.

Potential Merger with or Asset Sale to Another Fund Managed by GSAM

Our Investment Adviser may in the future recommend to the Board of Directors that we merge with or acquire all or substantially all of the assets of one or more funds including a fund that could be managed by our Investment Adviser (including another BDC). We do not expect that our Investment Adviser would recommend any such merger or asset purchase unless it determines that it would be in our best interests, with such determination dependent on factors it deems relevant, which may include historical and projected financial performance of us and any proposed merger partner, portfolio composition, potential synergies from the merger or asset sale, available alternative options and market conditions. In addition, no such merger or asset purchase would be consummated absent the meeting of various conditions required by applicable law or contract, at such time, which may include approval of the board of directors and common equity holders of both funds. If our Investment Adviser is the investment adviser of both funds, various conflicts of interest would exist with respect to any such transaction. Such conflicts of interest may potentially arise from, among other things, differences between the compensation payable to the Investment Adviser by us and by the entity resulting from such a merger or asset purchase or efficiencies or other benefits to our Investment Adviser as a result of managing a single, larger fund instead of two separate funds.

Goldman Sachs May Act in a Capacity Other Than Investment Adviser to the Company

Investments in Different Parts of an Issuer’s Capital Structure

When permitted by applicable law, Goldman Sachs or Accounts, on the one hand, and the Company, on the other hand, may invest in or extend credit to different classes of securities or different parts of the capital structure of a single issuer. As a result, Goldman Sachs (including GSAM) or Accounts may take actions that adversely affect the Company. In addition, when permitted by applicable law, Goldman Sachs (including GSAM) may advise Accounts with respect to different parts of the capital structure of the same issuer, or classes of securities that are subordinate or senior to securities, in which the Company invests. Goldman Sachs (including GSAM) may pursue rights, provide advice or engage in other activities, or refrain from pursuing rights, providing advice or engaging in other activities, on behalf of itself or other Accounts with respect to an issuer in which the Company has invested, and such actions (or refraining from action) may have a material adverse effect on the Company.

For example, in the event that Goldman Sachs (including GSAM) or an Account holds loans, securities or other positions in the capital structure of an issuer that ranks senior in preference to the holdings of the Company in the same issuer, and the issuer experiences financial or operational challenges, Goldman Sachs (including GSAM), acting on behalf of itself or the Account, may seek a liquidation, reorganization or restructuring of the issuer, or terms in connection with the foregoing, that may have an adverse effect on or otherwise conflict with the interests of the Company’s holdings in the issuer. In connection with any such liquidation, reorganization or restructuring, the Company’s holdings in the issuer may be extinguished or substantially diluted, while Goldman Sachs (including GSAM) or another Account may receive a recovery of some or all of the amounts due to them. In addition, in connection with any lending arrangements involving the issuer in which Goldman Sachs (including GSAM) or an Account participates, Goldman Sachs (including GSAM) or the Account may seek to exercise its rights under the applicable loan agreement or other document, which may be detrimental to the Company. Alternatively, in situations in which the Company holds a more senior position in the capital structure of an issuer experiencing financial or other difficulties as compared to positions held by other Accounts (which may include those of Goldman Sachs, including GSAM), the Investment Adviser may determine not to pursue actions and remedies that may be available to the Company or particular terms that might be unfavorable to the Accounts holding the less senior position. In addition, in the event that Goldman Sachs (including GSAM) or the Accounts hold voting securities of an issuer in which the Company holds loans, bonds or other credit-related assets or securities, Goldman Sachs (including GSAM) or the Accounts may vote on certain matters in a manner that has an adverse effect on the positions held by the Company. Conversely, Accounts may hold voting securities of an issuer in which Goldman Sachs (including GSAM) or Accounts hold credit-related assets or securities, and the Investment Adviser may determine on behalf of the Accounts not to vote in a manner adverse to Goldman Sachs (including GSAM) or the Accounts. These potential issues are examples of conflicts that Goldman Sachs (including GSAM) will face in situations in which the Company and Goldman Sachs (including GSAM) or other Accounts invest in or extend credit to different parts of the capital structure of a single issuer. Goldman Sachs (including GSAM) addresses these issues based on the circumstances of particular situations. For example, Goldman Sachs (including GSAM) may determine to rely on information barriers between different Goldman Sachs (including GSAM) business units or portfolio management teams. Also in connection with a conflicted situation regarding the Company, or an Account other than the Company or its own account, Goldman Sachs may determine to rely on the actions of similarly situated holders of loans or securities rather than, or in connection with, taking such actions itself on behalf of the Account. As a result of the various conflicts and related issues described in this paragraph, the Company could sustain losses during periods in which Goldman Sachs and other Accounts achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed. The negative effects described above may be more pronounced in connection with transactions in, or the Company’s use of, small capitalization, emerging market, distressed or less liquid strategies.

Cross Transactions

When permitted by applicable law and the Investment Adviser’s and the Company’s policies, the Investment Adviser, acting on behalf of the Company, may enter into transactions in securities and other instruments with or through Goldman Sachs or in Accounts managed by the Investment Adviser or its affiliates, and may (but is under no obligation or other duty to) cause the Company to engage in transactions in which the Investment Adviser, advises both sides of a transaction (cross transactions) and acts as broker for, and receives a commission from, the Company on one side of a transaction and a brokerage account on the other side of the transaction (agency cross transactions). There may be potential conflicts of interest or regulatory restrictions relating to these transactions which could limit the Investment Adviser’s decision to engage in these transactions for the Company. Goldman Sachs will have potentially conflicting division of loyalties and responsibilities to the parties in such transactions, including with respect to a decision to enter into such transactions as well as with respect to valuation, pricing and other terms. The Investment Adviser has developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to the Company as a party to any such transaction. Cross transactions may disproportionately benefit some Accounts relative to other Accounts, including the Company, due to the relative amount of market savings obtained by the Accounts. Cross or agency cross transactions will be effected in accordance with fiduciary requirements and applicable law, which will generally require disclosure to and consent of the Independent Directors.

Goldman Sachs May Act in Multiple Commercial Capacities

To the extent permitted by applicable law, Goldman Sachs may act as broker, dealer, agent, lender or advisor or in other commercial capacities for the Company or issuers of securities held by the Company.

Goldman Sachs may be entitled to compensation in connection with the provision of such services, and the Company will not be entitled to any such compensation. Goldman Sachs will have an interest in obtaining fees and other compensation in connection with such services that are favorable to Goldman Sachs, and may take commercial steps in its own interests, or may advise the parties to which it is providing such services to take steps or engage in transactions, that negatively affect the Company. For example, Goldman Sachs may require repayment of all or part of a loan at any time and from time to time or declare a default under an agreement with the Company or a portfolio company of the Company, liquidate the Company’s assets or redeem positions more rapidly (and at significantly lower prices) than might otherwise be desirable. In addition, due to its access to and knowledge of funds, markets and securities based on its other businesses, Goldman Sachs may make decisions based on information or take (or refrain from taking) actions with respect to interests in investments of the kind held directly or indirectly by the Company in a manner that may be adverse to the Company. Goldman Sachs may also derive benefits from providing services to the Company, which may enhance Goldman Sachs’ relationships with various parties, facilitate additional business development and enable Goldman Sachs to obtain additional business and generate additional revenue.

Goldman Sachs has acted in the past, and is expected to act in the future, as an underwriter, placement agent, dealer or in other capacities in connection with fundraising by the Company. Goldman Sachs has been compensated by the Company for such activities in the past and would be compensated by the Company for any such activities undertaken in the future. For example, Goldman Sachs served as joint bookrunning manager in an offering of the Company’s common stock in May 2017, for which Goldman Sachs received underwriting discounts and commissions of $0.675 per share with respect to its allocation of 260,000 shares plus its allocable portion of the option to purchase additional shares of our common stock.

Goldman Sachs’ activities on behalf of its clients may also restrict investment opportunities that may be available to the Company. For example, Goldman Sachs is often engaged by companies as a financial advisor, or to provide financing or other services, in connection with commercial transactions that may be potential investment opportunities for the Company. There may be circumstances in which the Company is precluded from participating in such transactions as a result of Goldman Sachs’ engagement by such companies. Goldman Sachs reserves the right to act for these companies in such circumstances, notwithstanding the potential adverse effect on the Company. Goldman Sachs may also represent creditor or debtor companies in proceedings under Chapter 11 of the U.S. Bankruptcy Code (and equivalent non-U.S. bankruptcy laws) or prior to these proceedings. From time to time, Goldman Sachs may serve on creditor or equity committees. These actions, for which Goldman Sachs may be compensated, may limit or preclude the flexibility that the Company may otherwise have to buy or sell securities issued by those companies, as well as certain other assets. Please also refer to “—Management of the Company by the Investment Adviser—Considerations Relating to Information Held by Goldman Sachs” above and “—Potential Limitations and Restrictions on Investment Opportunities and Activities of the Investment Adviser and the Company” below.

Subject to applicable law, Goldman Sachs or Accounts may invest in the Company and such investments may constitute substantial percentages of the Company’s outstanding equity interests.

To the extent permitted by applicable law, Goldman Sachs may create, write, sell, issue, invest in or act as placement agent or distributor of derivative instruments related to the Company, or with respect to the Company’s underlying securities or assets, or which may be otherwise based on or seek to replicate or hedge the Company’s performance. Such derivative transactions, and any associated hedging activity, may differ from and be adverse to the interests of the Company.

Goldman Sachs may make loans or enter into margin, asset-based or other credit facilities or similar transactions that may be secured by a client’s assets or interests, including the Company’s equity, interests in an Account or assets in which the Company or an Account has an interest. Some of these borrowers may be public or private companies, or founders, officers or shareholders in companies in which the Company (directly or indirectly) invests, and such loans may be secured by securities of such companies, which may be the same as, pari passu with, or more senior or junior to, interests held (directly or indirectly) by the Company. In connection with its rights as lender, Goldman Sachs may take actions that adversely affect the Account and which may in turn adversely affect the Company (e.g., if the Company holds the same type of security that is providing the credit support to the borrower Account, such holding may be disadvantaged when the borrower Account liquidates assets in response to an action taken by Goldman Sachs).

Code of Ethics and Personal Trading

Each of the Company, GSAM, as the Company’s investment adviser, and GS & Co. and Goldman Sachs International, as principal underwriters (if applicable), has adopted a Code of Ethics (the “Code of Ethics”) in compliance with Section 17(j) of the Investment Company Act designed to provide that the Company’s directors, personnel of the Investment Adviser, and certain additional Goldman Sachs personnel who support the Investment Adviser, comply with applicable federal securities laws and place the interests of clients first in conducting personal securities transactions. The Code of Ethics imposes certain restrictions on securities transactions in the personal accounts of covered persons to help avoid conflicts of interest. Subject to the limitations of the Code of Ethics, covered persons may buy and sell securities or other investments for their personal accounts, including investments in the Company, and may also take positions that are the same as, different from, or made at different times than, positions taken by the Company. Additionally, Goldman Sachs personnel, including personnel of the Investment Adviser, are subject to firm-wide policies and procedures regarding confidential and proprietary information, information barriers, private investments, outside business activities and personal trading.

Related Party Transaction Review Policy

The Audit Committee will conduct quarterly reviews of any potential related party transactions brought to its attention and, during these reviews, will consider any conflicts of interest brought to its attention pursuant to the Company’s Code of Ethics. Each of the Company’s directors and executive officers is instructed and periodically reminded to inform GSAM compliance of any potential related party transactions. In addition, each such director and executive officer completes a questionnaire on an annual basis designed to elicit information about any potential related party transactions.

Proxy Voting by the Investment Adviser

The Investment Adviser has implemented processes designed to prevent conflicts of interest from influencing proxy voting decisions that it makes on behalf of advisory clients, including the Company, and to help ensure that such decisions are made in accordance with its fiduciary obligations to its clients. Notwithstanding such proxy voting processes, proxy voting decisions made by the Investment Adviser with respect to securities held by the Company may benefit the interests of Goldman Sachs and Accounts other than the Company.

Potential Limitations and Restrictions on Investment Opportunities and Activities of the Investment Adviser and the Company

The Investment Adviser may restrict its investment decisions and activities on behalf of the Company in various circumstances, including as a result of applicable regulatory requirements, information held by Goldman Sachs, Goldman Sachs’ roles in connection with other clients and in the capital markets (including in connection with advice it may give to such clients or commercial arrangements or transactions that may be undertaken by such clients or by Goldman Sachs), Goldman Sachs’ internal policies and/or potential reputational risk or disadvantage to Accounts, including the Company, and Goldman Sachs. The Investment Adviser might not engage in transactions or other activities for, or enforce certain rights in favor of, the Company due to Goldman Sachs’ activities outside services provided to the Company and regulatory requirements, policies and reputational risk assessments.

In addition, the Investment Adviser may restrict or limit the amount of the Company’s investment, or restrict the type of governance or voting rights it acquires or exercises, where the Company (potentially together with Goldman Sachs and other Accounts) exceeds a certain ownership interest, or possesses certain degrees of voting or control or have other interests. For example, such limitations may exist if a position or transaction could require a filing or license or other regulatory or corporate consent, which could, among other things, result in additional costs and disclosure obligations for, or impose regulatory restrictions on, Goldman Sachs, including GSAM, or on other Accounts, or where exceeding a threshold is prohibited or may result in regulatory or other restrictions. In certain cases, restrictions and limitations will be applied to avoid approaching such threshold. Circumstances in which such restrictions or limitations may arise include, without limitation: (i) a strict prohibition against owning more than a certain percentage of an issuer’s securities; (ii) a “poison pill” that would have a material dilutive impact on the holdings of the Company in the issuer should a threshold be exceeded; (iii) provisions that would cause Goldman Sachs to be considered an “interested stockholder” of an issuer should a threshold be exceeded; (iv) provisions that may cause Goldman Sachs to be considered an “affiliate” or “control person” of the issuer; and (v) the imposition by an issuer (through charter amendment, contract or otherwise) or governmental, regulatory or self-regulatory organization (through law, rule, regulation, interpretation or other guidance) of other restrictions or limitations.

When faced with the foregoing limitations, Goldman Sachs will generally avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Goldman Sachs to conduct its business activities. The Investment Adviser may also reduce the Company’s interest in, or restrict the Company from participating in, an investment opportunity that has limited availability or where Goldman Sachs has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Accounts that pursue similar investment strategies may be able to acquire an interest in the investment opportunity. The Investment Adviser may determine not to engage in certain transactions or activities which may be beneficial to the Company because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, the Investment Adviser or create the potential risk of trade or other errors. In circumstances in which the Company and one or more registered investment funds are permitted under applicable law to make side-by-side investments, Goldman Sachs, acting on behalf of the Company, may be limited in the terms of the transactions that it may negotiate under applicable law. This may have the effect of limiting the ability of the Company from participating in certain transactions or result in terms to the Company that are less favorable than would have otherwise been the case.

The Investment Adviser is not permitted to use material non-public information in effecting purchases and sales in public securities transactions for the Company. The Investment Adviser may limit an activity or transaction (such as a purchase or sale transaction) which might otherwise be engaged in by the Company, including as a result of information held by Goldman Sachs (including information held by a portfolio management team in GSAM other than the team managing the Company). For example, directors, officers and employees of Goldman Sachs may take seats on the boards of directors of, or have board of directors observer rights with respect to, companies in which Goldman Sachs invests on behalf of the Company. To the extent a director, officer or employee of Goldman Sachs were to take a seat on the board of directors of, or have board of directors observer rights with respect to, a public company, the Investment Adviser (or certain of its investment teams) would be limited and/or restricted in its or their ability to trade in the securities of the company.

The Investment Adviser may also limit the activities and transactions engaged in by the Company, and may limit its exercise of rights on the Company’s behalf or in respect of the Company, for reputational or other reasons, including where Goldman Sachs is providing (or may provide) advice or services to an entity involved in such activity or transaction, where Goldman Sachs or an Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of the Company, where Goldman Sachs or an Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction or the exercise of such rights on behalf of the Company or in respect of the Company could affect Goldman Sachs, the Investment Adviser or their activities.

Furthermore, GSAM operates a program reasonably designed to ensure compliance generally with economic and trade sanctions-related obligations applicable directly to its activities (although such obligations are not necessarily the same obligations that the Company may be subject to). Such economic and trade sanctions prohibit, among other things, transactions with and the provision of services to, directly or indirectly, certain countries, territories, entities and individuals. These economic and trade sanctions, and the application by GSAM of its compliance program in respect thereof, may significantly restrict or limit the Company’s intended investment activities.

In light of the BHCA and the Volcker Rule, the Investment Adviser may be required to, or may choose to, dispose of certain investments on behalf of the Company earlier or at a different time than the Investment Adviser would otherwise have determined to do so (or earlier or at a different time than may be the case for Accounts that are not pooled investment vehicles).

In order to engage in certain transactions on behalf of the Company, the Investment Adviser will also be subject to (or cause the Company to become subject to) the rules, terms and/or conditions of any venues through which it trades securities, derivatives or other instruments. This includes, but is not limited to, where the Investment Adviser and/or the Company may be required to comply with the rules of certain exchanges, execution platforms, trading facilities, clearinghouses and other venues, or may be required to consent to the jurisdiction of any such venues. The rules, terms and/or conditions of any such venue may result in the Investment Adviser and/or the Company being subject to, among other things, margin requirements, additional fees and other charges, disciplinary procedures, reporting and recordkeeping, position limits and other restrictions on trading, settlement risks and other related conditions on trading set out by such venues.

From time to time, the Company, the Investment Adviser or its affiliates and/or their service providers or agents may be required, or may determine that it is advisable, to disclose certain information about the Company, including, but not limited to, investments held by the Company, and the names and percentage interest of beneficial owners thereof, to third parties, including local governmental authorities, regulatory organizations, taxing authorities, markets, exchanges, clearing facilities, custodians, brokers and trading counterparties of, or service providers to, the Investment Adviser or the Company. The Investment Adviser generally expects to comply with requests to disclose such information as it so determines, including through electronic delivery platforms; however, the Investment Adviser may determine to cause the sale of certain assets for the Company rather than make certain required disclosures, and such sale may be at a time that is inopportune from a pricing or other standpoint.

Pursuant to the BHCA, for so long as GSAM acts as Investment Adviser of the Company or in certain other capacities, the periods during which certain investments may be held are limited. As a result, the Company may be required to dispose of investments at an earlier date than would otherwise have been the case had the BHCA not been applicable. In addition, under the Volcker Rule, the size of Goldman Sachs’ and Goldman Sachs’ personnel’s ownership interest in certain types of funds is limited, and as a result, Goldman Sachs and Goldman Sachs’ personnel may be required to dispose of all or a portion of its investment in the Company, if applicable, including at times that other investors in the Company may not have the opportunity to dispose of their investments in the Company. Any such sale of Company interests by Goldman Sachs and Goldman Sachs’ personnel could reduce the alignment of interest of Goldman Sachs with other investors in the Company.

Goldman Sachs may become subject to additional restrictions on its business activities that could have an impact on the Company’s activities. In addition, to the extent permitted by law, the Investment Adviser may restrict its investment decisions and activities on behalf of the Company and not other Accounts.

Brokerage Transactions

The Investment Adviser may select broker-dealers (including affiliates of the Investment Adviser) that furnish the Investment Adviser, the Company, their affiliates and other Goldman Sachs personnel with proprietary or third-party brokerage and research services (collectively, “brokerage and research services”) that provide, in the Investment Adviser’s view, appropriate assistance to the Investment Adviser in the investment decision-making process. The Investment Adviser may pay for such brokerage and research services with “soft” or commission dollars.

Subject to applicable law, brokerage and research services may be used to service the Company and any or all other Accounts, including Accounts that do not pay commissions to the broker-dealer relating to the brokerage and research service arrangements. As a result, the brokerage and research services (including soft dollar benefits) may disproportionately benefit other Accounts relative to the Company based on the amount of commissions paid by the Company in comparison to such other Accounts. The Investment Adviser does not attempt to allocate soft dollar benefits proportionately among clients or to track the benefits of brokerage and research services to the commissions associated with a particular Account or group of Accounts.

Since the Company will generally acquire and dispose of investments in privately negotiated transactions, it will infrequently use brokers in the normal course of its business. Subject to policies established by the Company’s Board of Directors, the Investment Adviser will be primarily responsible for the execution of the publicly traded securities portion of its portfolio transactions and the allocation of brokerage commissions. The Investment Adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for the Company, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While the Investment Adviser generally will seek reasonably competitive trade execution costs, the Company will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Investment Adviser may select a broker based partly upon brokerage or research services provided to the Investment Adviser and the Company and any other Accounts. In return for such services, the Company may pay a higher commission than other brokers would charge if the Investment Adviser determines in good faith that such commission is reasonable in relation to the services provided.

Aggregation of Trades by the Investment Adviser

The Investment Adviser follows policies and procedures pursuant to which, subject to applicable law, it may combine or aggregate purchase or sale orders for the same security or other instrument for multiple clients (sometimes referred to as “bunching”) (including Accounts that are proprietary to Goldman Sachs), so that the orders can be executed at the same time and block trade treatment of any such orders can be elected when available. The Investment Adviser aggregates orders, when subject to applicable law, the Investment Adviser considers doing so appropriate and in the interests of its clients generally and may elect block trade treatment when available. In addition, under certain circumstances and subject to applicable law, trades for the Company may be aggregated with Accounts that contain Goldman Sachs assets.

When a bunched order or block trade is completely filled, or, if the order is only partially filled, at the end of the day, the Investment Adviser generally will allocate the securities or other instruments purchased or the proceeds of any sale pro rata among the participating Accounts, based on the Company’s relative size order. If an order is filled at several different prices, through multiple trades (whether at a particular broker-dealer or among multiple broker-dealers), generally all participating Accounts will receive the average price and pay the average commission. However, this may not always be the case (due to, e.g., odd lots, rounding, market practice or constraints applicable to particular Accounts).

Although it may do so in certain circumstances, the Investment Adviser does not always bunch or aggregate orders for different Accounts, elect block trade treatment or net buy and sell orders for the same Account, if portfolio management decisions relating to the orders are made separately, or if bunching, aggregating, electing block trade treatment or netting is not appropriate or practicable from the Investment Adviser’s operational or other perspective. The Investment Adviser may be able to negotiate a better price and lower commission rate on aggregated trades than on trades that are not aggregated, and incur lower transaction costs on netted trades than trades that are not netted. Where transactions for an Account are not aggregated with other orders, or not netted against orders for the Company or other Accounts, the Company may not benefit from a better price and lower commission rate or lower transaction cost. Aggregation and netting of trades may disproportionately benefit some Accounts relative to other Accounts, including the Company, due to the relative amount of market savings obtained by the Accounts.

Other present and future activities of Goldman Sachs may give rise to additional conflicts of interest.

Certain Business Relationships

Certain of our current directors and officers are directors or officers of affiliated Goldman Sachs entities.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from the sale of our securities pursuant to this prospectus to invest in portfolio companies in accordance with our investment objective and strategies and for general corporate purposes. We may also use a portion of the net proceeds from any sale of our securities to repay amounts outstanding under our Revolving Credit Facility, which bore a weighted average annual interest rate of 2.95% as of June 30, 2017 and matures on December 16, 2021.

We anticipate that substantially all of the net proceeds of an offering of securities pursuant to this prospectus will be used for the above purposes within six months after the completion of any offering of our securities, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you that we will achieve our targeted investment pace.

Until appropriate investment opportunities can be found, we may also invest the net proceeds of any offering of our securities primarily in cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment. These temporary investments may have lower yields than our other investments and, accordingly, may result in lower distributions, if any, during such period. Our ability to achieve our investment objective may be limited to the extent that the net proceeds from an offering, pending full investment, are held in lower yielding interest-bearing deposits or other short-term instruments.

The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on the NYSE under the symbol “GSBD”. Our common stock has historically traded at prices both above and below our NAV per share. It is not possible to predict whether our common stock will trade at, above or below NAV in the future. See “Risk Factors—Risks Relating to Our Securities.”

The following table sets forth, for each fiscal quarter since our IPO, the NAV per share of our common stock, the range of high and low closing sales prices of our common stock reported on the NYSE, the closing sales price as a premium (discount) to NAV and distributions declared by us. On October 24, 2017, the last reported closing sales price of our common stock on the NYSE was $22.50 per share, which represented a premium of approximately 23.4% to the NAV per share reported by us as of June 30, 2017.

	NAV (1)	Closing Sales Price		Premium or Discount of High Sales Price to NAV (2)	Premium or Discount of Low Sales Price to NAV (2)	Declared Distribution (3)
		High	Low
Fiscal Year Ending December 31, 2017
Fourth Fiscal Quarter (through October 24, 2017)	*	$23.00	$22.38	*	*
Third Fiscal Quarter	*	$23.01	$21.33	*	*	$0.45
Second Fiscal Quarter	$18.23	$25.09	$22.25	37.6%	22.1%	$0.45
First Fiscal Quarter	$18.26	$25.43	$22.51	39.3%	23.3%	$0.45
Fiscal Year Ended December 31, 2016
Fourth Fiscal Quarter	$18.31	$23.65	$20.77	29.2%	13.4%	$0.45
Third Fiscal Quarter	$18.58	$22.26	$19.98	19.8%	7.5%	$0.45
Second Fiscal Quarter	$18.41	$20.02	$19.34	8.7%	5.1%	$0.45
First Fiscal Quarter	$18.67	$20.00	$17.41	7.1%	(6.7)%	$0.45
Fiscal Year Ended December 31, 2015
Fourth Fiscal Quarter	$18.97	$20.37	$18.40	7.4%	(3.0)%	$0.45
Third Fiscal Quarter	$19.38	$25.19	$17.91	30.0%	(7.6)%	$0.45
Second Fiscal Quarter	$19.46	$23.65	$20.33	21.5%	4.5%	$0.45
First Fiscal Quarter (from March 18, 2015 through March 31, 2015)	$19.43	$21.31	$20.05	9.7%	3.2%	$0.45

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low closing sales prices. The NAVs shown are based on outstanding shares at the end of the relevant quarter.
(2)	Calculated as the respective high or low closing sales price less NAV divided by NAV as of the last day in the relevant quarter.
(3)	Represents the dividend or distribution declared in the relevant quarter.
*	NAV has not yet been calculated for this period.

We intend to continue to pay quarterly distributions to our stockholders out of assets legally available for distribution. Future quarterly distributions, if any, will be determined by our Board of Directors. All future distributions will be subject to lawfully available funds therefor, and no assurance can be given that we will be able to declare such distributions in future periods.

We have elected to be treated, and expect to qualify annually, as a RIC under Subchapter M of the Code, commencing with our taxable year ended December 31, 2013. To maintain our RIC status, we must, among other things, timely distribute to our stockholders at least 90% of our investment company taxable income for each taxable year. We intend to timely distribute to our stockholders substantially all of our annual taxable income for each year, except that we may retain certain net capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) for reinvestment and, depending upon the level of taxable income earned in a year, we may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. We generally will be required to pay such U.S. federal excise tax if our distributions during a calendar year do not exceed the sum of (1) 98.0% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. If we retain net capital gains, we may treat such amounts as deemed distributions to our stockholders. In that case, you will be treated as if you had received an actual distribution of the capital gains we retained and then you reinvested the net after-tax proceeds in our common stock. In general, you also will be eligible to claim a tax credit (or, in certain circumstances, obtain a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. Stockholders should read carefully any written disclosure accompanying a distribution from us and should not assume that the source of any distribution is our net ordinary income or capital gains. The distributions we pay to our stockholders in a year may exceed our net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The specific tax characteristics of our distributions will be reported to stockholders after the end of the calendar year. Please refer to “Certain U.S. Federal Income Tax Considerations” for further information regarding the tax treatment of our distributions and the tax consequences of our retention of net capital gains. See also “Risk Factors—Risks Relating to Our Securities—We may not be able to pay you distributions on our common stock or preferred stock, our distributions to you may not grow over time and a portion of our distributions to you may be a return of capital for U.S. federal income tax purposes.”

Unless our stockholders elect to receive their distributions in cash, we intend to make such distributions in additional shares of our common stock under our dividend reinvestment plan. Distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions; however, investors participating in our dividend reinvestment plan will not receive any corresponding cash with which to pay any such applicable taxes. If you hold shares of our common stock through a broker or financial intermediary, you may elect to receive distributions in cash by notifying your broker or financial intermediary of your election to receive distributions in cash in lieu of shares of our common stock. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our assets on which the Management Fee and the Incentive Fee are determined and paid to the Investment Adviser. See “Dividend Reinvestment Plan.”

The following table lists the quarterly distributions that we have declared per share of our common stock since January 1, 2015.

Period	Payment Date	Declared Distributions
First Quarter 2015	April 30, 2015	$0.45
Second Quarter 2015	July 15, 2015	$0.45
Third Quarter 2015	October 15, 2015	$0.45
Fourth Quarter 2015	January 28, 2016	$0.45

Total Declared for 2015		$1.80

First Quarter 2016	April 15, 2016	$0.45
Second Quarter 2016	July 15, 2016	$0.45
Third Quarter 2016	October 17, 2016	$0.45
Fourth Quarter 2016	January 17, 2017	$0.45

Total Declared for 2016		$1.80

First Quarter 2017	April 17, 2017	$0.45
Second Quarter 2017	July 17, 2017	$0.45
Third Quarter 2017	October 16, 2017	$0.45

Total Declared for 2017		$1.35

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

The selected financial and other information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto. Financial information as of and for the years ended December 31, 2016, 2015, 2014 and 2013 and as of and for the period from November 15, 2012 (commencement of operations) through December 31, 2012 has been derived from the audited financial statements of Goldman Sachs BDC, Inc. (formerly, Goldman Sachs Liberty Harbor Capital, LLC). The audited financial statements included in this prospectus were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Financial information as of and for the six months ended June 30, 2017 and 2016 has been derived from our unaudited interim financial statements included in this prospectus. In our opinion, all adjustments consisting of normal recurring adjustments, necessary for a fair presentation have been made to our unaudited financial statements. Our historical results are not necessarily indicative of future results.

The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety by the financial statements and related notes included in this prospectus.

	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2016	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the period from November 15, 2012 (commencement of operations) through December 31, 2012
Consolidated statements of operations data (in thousands):
Total investment income	$68,209	$60,665	$125,108	$118,436	$73,279	$22,835	$162
Net expenses	25,428	20,821	47,844	43,338	20,422	6,899	346

Net investment income (loss) before taxes	42,781	39,844	77,264	75,098	52,857	15,936	(184)
Excise tax expense	733	434	1,037	518	119	—	—

Net investment income (loss) after taxes	42,048	39,410	76,227	74,580	52,738	15,936	(184)
Net realized and unrealized gain (loss) on investments	(22,898)	(27,009)	(35,575)	(27,952)	(15,816)	3,118	1,046

Net increase in net assets resulting from operations before tax	$19,150	$12,401	$40,652	$46,628	$36,922	$19,054	$862
Income tax expense	—	—	—	—	—	(1,070)	(351)

Net increase in net assets resulting from operations after tax	$19,150	$12,401	$40,652	$46,628	$36,922	$17,984	$511

Per share data
Net Asset Value	$18.23	$18.41	$18.31	$18.97	$19.56	$20.00	$19.37
Net investment income (loss) (basic and diluted)	$1.13	$1.09	$2.10	$2.14	$1.77	$0.67	$(0.09)
Earnings (basic and diluted)	$0.52	$0.34	$1.12	$1.34	$1.24	$0.76	$0.26
Distributions declared	$0.90	$0.90	$1.80	$1.80	$1.69	$0.50	$—

	As of June 30, 2017	As of June 30, 2016	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Consolidated statements of assets and liabilities data (at period end) (in thousands):
Total assets	$1,167,023	$1,162,613	$1,190,533	$1,132,759	$967,492	$630,222	$51,769
Total investments, at fair value	1,113,969	1,130,811	1,167,291	1,091,181	943,515	613,935	49,965
Total liabilities	436,325	494,131	525,396	444,109	392,910	22,437	346
Total debt	408,085	468,550	498,152	419,000	350,000	—	—
Total net assets	$730,698	$668,482	$665,137	$688,650	$574,582	$607,785	$51,423

The following table sets forth certain quarterly financial information for each of the quarters ended June 30, 2017 and March 31, 2017 and the last eight quarters ended December 31, 2016. This information was derived from the Company’s unaudited consolidated financial statements.

	For the Quarter Ended June 30, 2017	For the Quarter Ended March 31, 2017	For the Quarter Ended December 31, 2016	For the Quarter Ended September 30, 2016	For the Quarter Ended June 30, 2016	For the Quarter Ended March 31, 2016	For the Quarter Ended December 31, 2015	For the Quarter Ended September 30, 2015	For the Quarter Ended June 30, 2015	For the Quarter Ended March 31, 2015
Statement of operations data (unaudited) (in thousands):
Investment income	$36,017	$32,192	$30,493	$33,950	$29,321	$31,344	$31,852	$32,896	$27,316	$26,372
Net expenses	11,924	14,237	12,353	15,273	11,123	10,132	9,429	12,294	11,507	10,626

Net investment income (loss).	24,093	17,955	18,140	18,677	18,198	21,212	22,423	20,602	15,809	15,746
Net realized and unrealized gain (losses)	(19,508)	(3,390)	(12,552)	3,986	(11,198)	(15,811)	(21,236)	(7,119)	2,116	(1,713)
Income tax expense	—	—	—	—	—	—	—	—	—	—

Net increase in net assets resulting from operations after tax	$4,585	$14,565	$5,588	$22,663	$7,000	$5,401	$1,187	$13,483	$17,925	$14,033

Per share data
Net investment income per share (basic and diluted)	$0.64	$0.49	$0.50	$0.51	$0.50	$0.58	$0.62	$0.57	$0.44	$0.52
Earnings per share (basic and diluted)	$0.12	$0.40	$0.15	$0..62	$0.19	$0.15	$0.03	$0.37	$0.50	$0.46

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “target,” “estimate,” “intend,” “continue” or “believe” or the negatives thereof or other variations thereon or comparable terminology. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. We believe that it is important to communicate our future expectations to our investors. Our forward-looking statements include information in this prospectus regarding general domestic and global economic conditions, our future financing plans, our ability to operate as a BDC and the expected performance of, and the yield on, our portfolio companies. In particular, there are forward-looking statements under “Prospectus Summary—Goldman Sachs BDC, Inc.,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” There may be events in the future, however, that we are not able to predict accurately or control. The factors listed under “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. The occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position. Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. Factors or events that could cause our actual results to differ from our forward-looking statements may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You are advised to consult any additional disclosures that we may make directly to you or through reports that we have filed or in the future may file with the SEC, including annual reports on Form 10-K, registration statements on Form N-2, quarterly reports on Form 10-Q and current reports on Form 8-K. Under Section 27A(b)(2)(B) and (D) of the Securities Act and Section 21E(b)(2)(B) and (D) of the Exchange Act, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus or in the periodic reports we file under the Exchange Act.

The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

•	our future operating results;

•	changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets;

•	uncertainty surrounding the financial and political stability of the U.S., the European Union and China;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make;

•	the impact of increased competition;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our prospective portfolio companies to achieve their objectives;

•	the relative and absolute performance of our Investment Adviser;

•	our expected financings and investments;

•	the use of borrowed money to finance a portion of our investments;

•	our ability to make distributions;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the impact of future acquisitions and divestitures;

•	the effect of changes in tax laws and regulations and interpretations thereof;

•	our ability to maintain our status as a BDC and a regulated investment company under Subchapter M of the Code;

•	actual and potential conflicts of interest with GSAM and its affiliates;

•	general price and volume fluctuations in the stock market;

•	the ability of GSAM to attract and retain highly talented professionals;

•	the impact on our business from new or amended legislation or regulations; and

•	the availability of credit and/or our ability to access the equity and capital markets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. The discussion and analysis contained in this section refers to our financial condition, results of operations and cash flows. The information contained in this section should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. Please see “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with this discussion and analysis. Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this prospectus.

OVERVIEW

We are a specialty finance company focused on lending to middle-market companies. We are a closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act. In addition, we have elected to be treated as a RIC under Subchapter M of the Code, commencing with our taxable year ended December 31, 2013. From our formation in 2012 through June 30, 2017, we originated more than $2.17 billion in aggregate principal amount of debt and equity investments prior to any subsequent exits and repayments. We seek to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, unitranche, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

Unitranche loans are first lien loans that may extend deeper in a company’s capital structure than traditional first lien debt and may provide for a waterfall of cash flow priority between different lenders in the unitranche loan. In a number of instances, we may find another lender to provide the “first out” portion of such loan and retain the “last out” portion of such loan, in which case, the “first out” portion of the loan would generally receive priority with respect to payment of principal, interest and any other amounts due thereunder over the “last out” portion that we would continue to hold. In exchange for the greater risk of loss, the “last out” portion earns a higher interest rate. We use the term “mezzanine” to refer to debt that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. We may make multiple investments in the same portfolio company.

We invest primarily in U.S. middle-market companies, which we believe are underserved by traditional providers of capital such as banks and the public debt markets. In describing our business, we generally use the term “middle market companies” to refer to companies with EBITDA of between $5 million and $75 million annually. However, we may from time to time invest in larger or smaller companies. We generate revenues primarily through receipt of interest income from the investments we hold. In addition, we may generate income from various loan origination and other fees, dividends on direct equity investments and capital gains on the sales of investments. Fees received from portfolio companies (directors’ fees, consulting fees, administrative fees, tax advisory fees and other similar compensation) are paid to us, unless, to the extent required by applicable law or exemptive relief therefrom, we only receive our allocable portion of such fees when invested in the same portfolio company as another account managed by Goldman Sachs. The companies in which we invest use our capital for a variety of purposes, including to support organic growth, fund acquisitions, make capital investments or refinance indebtedness.

Our origination strategy focuses on leading the negotiation and structuring of the loans or securities in which we invest and holding the investments in our portfolio to maturity. In many cases, we are the sole investor in the loan or security in our portfolio. Where there are multiple investors, we generally seek to control or obtain significant influence over the rights of investors in the loan or security. We generally seek to make investments that have maturities between three and ten years and range in size between $10 million and $75 million, although we may make larger or smaller investments on occasion. In addition, part of our strategy involves a joint venture with Cal Regents through the Senior Credit Fund. The Senior Credit Fund’s principal purpose is to make investments, either directly or indirectly through its wholly owned subsidiary, SPV I, primarily in senior secured loans to middle-market companies.

For a discussion of the competitive landscape we face, please see “Risk Factors—We operate in a highly competitive market for investment opportunities” and “Business—Competitive Advantages.”

KEY COMPONENTS OF OPERATIONS

Investments

Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle-market companies, the level of merger and acquisition activity for such companies, the general economic environment, the amount of capital we have available to us and the competitive environment for the type of investments we make. As a BDC, we may not acquire any assets other than “qualifying assets” specified in the Investment Company Act, unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Pursuant to rules adopted by the SEC, “eligible portfolio companies” include certain companies that do not have any securities listed on a national securities exchange and public companies whose securities are listed on a national securities exchange but whose market capitalization is less than $250 million.

Revenues

We generate revenues in the form of interest income on debt investments and, to a lesser extent, capital gains and distributions, if any, on equity securities that we may acquire in portfolio companies. Some of our investments may provide for deferred interest payments or PIK income. The principal amount of the debt investments and any accrued but unpaid interest generally becomes due at the maturity date.

We generate revenues primarily through receipt of interest income from the investments we hold. In addition, we may generate revenue in the form of commitment, origination, structuring, syndication or diligence fees, fees for providing managerial assistance and consulting fees. Portfolio company fees (directors’ fees, consulting fees, administrative fees, tax advisory fees and other similar compensation) will be paid to us, unless, to the extent required by applicable law or exemptive relief, if any, therefrom, we receive our allocable portion of such fees when invested in the same portfolio company as other Accounts, which other Accounts could receive their allocable portion of such fee. We do not expect to receive material fees as it is not our principal investment strategy. We record contractual prepayment premiums on loans and debt securities as interest income. Dividend income on preferred equity investments is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected.

Dividend income on common equity investments is recorded on the record date for private portfolio companies and on the ex-dividend date for publicly traded portfolio companies. Interest and dividend income are presented net of withholding tax, if any.

Expenses

Our primary operating expenses include the payment of the Management Fee and the Incentive Fee to our Investment Adviser, legal and professional fees, interest and other debt expenses and other operating and overhead related expenses. The Management Fee and Incentive Fee compensate our Investment Adviser for its work in identifying, evaluating, negotiating, closing and monitoring our investments. We bear all other costs and expenses of our operations and transactions in accordance with our Investment Management Agreement and Administration Agreement, including those relating to:

•	our operational and organizational expenses;

•	fees and expenses, including travel expenses, incurred by our Investment Adviser or payable to third parties related to our investments, including, among others, professional fees (including the fees and expenses of consultants and experts) and fees and expenses from evaluating, monitoring, researching and performing due diligence on investments and prospective investments;

•	interest payable on debt, if any, incurred to finance our investments;

•	fees and expenses incurred by us in connection with membership in investment company organizations;

•	brokers’ commissions;

•	the expenses of and fees for registering or qualifying our shares for sale and of maintaining our registration and registering us as a broker or a dealer;

•	fees and expenses associated with calculating our NAV (including the costs and expenses of any independent valuation firm);

•	legal, auditing or accounting expenses;

•	taxes or governmental fees;

•	the fees and expenses of our administrator, transfer agent or sub-transfer agent;

•	the cost of preparing stock certificates or any other expenses, including clerical expenses of issue, redemption or repurchase of our shares;

•	the fees and expenses of our directors who are not affiliated with our Investment Adviser;

•	the cost of preparing and distributing reports, proxy statements and notices to our stockholders, the SEC and other regulatory authorities;

•	costs of holding stockholder meetings;

•	listing fees;

•	the fees or disbursements of custodians of our assets, including expenses incurred in the performance of any obligations enumerated by our certificate of incorporation or bylaws insofar as they govern agreements with any such custodian;

•	insurance premiums; and

•	costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute in connection with our business and the amount of any judgment or settlement paid in connection therewith, or the enforcement of our rights against any person and indemnification or contribution expenses payable by us to any person and other extraordinary expenses not incurred in the ordinary course of our business.

We expect our general and administrative expenses to be relatively stable or decline as a percentage of total assets during periods of asset growth and to increase during periods of asset declines. Costs relating to future offerings of securities would be incremental.

Leverage

The Revolving Credit Facility and the Convertible Notes allow us to borrow money and lever our investment portfolio, subject to the limitations of the Investment Company Act, with the objective of increasing our yield. This is known as “leverage” and could increase or decrease returns to our stockholders. The use of leverage involves significant risks. As a BDC, with certain limited exceptions, we are only permitted to borrow amounts such that our asset coverage ratio, as defined in the Investment Company Act, equals at least 2 to 1 after such borrowing. Certain trading practices and investments, such as reverse repurchase agreements, may be considered borrowings or involve leverage and thus may be subject to Investment Company Act restrictions. In accordance with applicable SEC staff guidance and interpretations, when we engage in such transactions, instead of maintaining an asset coverage ratio of at least 2 to 1, we may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to our exposure, on a mark-to-market basis, to such transactions (as calculated pursuant to requirements of the SEC). Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered borrowings for these purposes. Practices and investments that may involve leverage but are not considered borrowings are not subject to the Investment Company Act’s asset coverage requirement and we will not otherwise segregate or earmark liquid assets or enter into offsetting positions for such transactions. The amount of leverage that we employ will depend on our Investment Adviser’s and our Board of Directors’ assessment of market conditions and other factors at the time of any proposed borrowing.

Portfolio and Investment Activity

As of June 30, 2017, December 31, 2016 and December 31, 2015, our portfolio (excluding our investment in a money market fund managed by an affiliate of Group Inc. of $2.12 million, $0.00 million and $10.12 million, respectively) consisted of the following:

	As of
	June 30, 2017			December 31, 2016			December 31, 2015
	Amortized Cost	Fair Value	Percentage of Total Portfolio at Fair Value	Amortized Cost	Fair Value	Percentage of Total Portfolio at Fair Value	Amortized Cost	Fair Value	Percentage of Total Portfolio at Fair Value
	($ in millions)			($ in millions)			($ in millions)
First Lien/Senior Secured Debt	$369.90	$363.76	32.7%	$436.90	$421.03	36.1%	$425.53	$420.10	38.9%
First Lien/Last-Out Unitranche	334.93	306.48	27.6	329.45	310.25	26.6	308.10	305.72	28.3
Second Lien/Senior Secured Debt	316.64	317.25	28.5	352.70	336.18	28.8	312.83	285.47	26.4
Unsecured Debt	3.30	3.30	0.3	3.12	3.12	0.3	—	—	—
Preferred Stock	11.15	11.24	1.0	11.12	11.83	1.0	25.62	24.87	2.3
Common Stock	21.43	15.00	1.4	11.63	6.49	0.5	4.45	—	—
Investment Funds & Vehicles	94.34	94.82	8.5	77.59	78.39	6.7	46.17	44.90	4.1

Total Investments	$1,151.69	$1,111.85	100.0%	$1,222.51	$1,167.29	100.0%	$1,122.70	$1,081.06	100.0%

As of June 30, 2017, December 31, 2016 and December 31, 2015, the weighted average yield on our portfolio (excluding our investment in a money market fund managed by an affiliate of Group Inc.), at cost and fair value, were as follows:

	As of
	June 30, 2017		December 31, 2016		December 31, 2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Weighted Average Yield (1)
First Lien/Senior Secured Debt (2)	10.7%	11.1%	10.0%	10.6%	10.6%	11.2%
First Lien/Last-Out Unitranche (2)	11.3%	16.5%	11.3%	14.2%	10.9%	11.2%
Second Lien/Senior Secured Debt (2)	10.6%	10.6%	10.5%	11.0%	11.1%	13.0%
Unsecured Debt (2)	12.0%	12.0%	12.0%	12.0%	–%	–%
Preferred Stock (3)	–%	–%	0.5%	0.5%	9.8%	10.0%
Common Stock (3)	–%	–%	–%	–%	–%	–%
Investment Funds & Vehicles (4)	14.2%	14.0%	14.5%	14.5%	13.0%	13.0%
Total Portfolio	10.8%	12.5%	10.6%	11.8%	10.9%	11.7%

(1)	The weighted average yield of our portfolio does not represent the total return to our stockholders.
(2)	Computed based on the (a) annual stated interest rate or yield earned plus amortization of fees and discounts on the performing debt and other income producing investments, divided by (b) the total investments (including investments on non-accrual and non-income producing investments) at amortized cost or fair value, respectively. For investments that are subject to a LIBOR floor, the yield calculation assumes the greater of the applicable LIBOR floor or 3 month LIBOR as of the respective period end date. The actual interest rate may vary.
(3)	Computed based on the (a) stated coupon rate, if any, for each income-producing investment, divided by (b) the total investments (including investments on non- accrual and non-income producing investments) at amortized cost or fair value, respectively.
(4)	Computed based on the net investment income earned from the Senior Credit Fund for the respective trailing twelve months ended on the measurement date, which may include dividend income and loan origination and structuring fees, divided by our average member’s equity at cost and fair value, adjusted for equity contributions.

The following table presents certain selected information regarding our investment portfolio (excluding our investment in a money market fund managed by an affiliate of Group Inc.) as of June 30, 2017 and December 31, 2016:

	As of
	June 30, 2017	December 31, 2016
Number of portfolio companies(1)	45	40
Percentage of performing debt bearing a floating rate(2)	95.9%	92.8%
Percentage of performing debt bearing a fixed rate(2)(3)	4.1%	7.2%
Weighted average leverage (net debt/EBITDA)(4)	5.0x	4.8x
Weighted average interest coverage(4)	2.6x	2.7x
Median EBITDA(4)	$26.6 million	$25.02 million

(1)	Includes the Senior Credit Fund as a single portfolio company. For details on the portfolio companies held within the Senior Credit Fund, refer to the Senior Credit Fund, LLC Selected Financial Data.
(2)	Measured on a fair value basis. Excludes investments, if any, placed on non-accrual.
(3)	Includes income producing preferred stock investments.
(4)

For a particular portfolio company, EBITDA typically represents net income before net interest expense, income tax expense, depreciation and amortization. The net debt to EBITDA represents the ratio of a portfolio company’s total debt (net of cash) and excluding debt subordinated to our investment in a portfolio company, to a portfolio company’s EBITDA. The interest coverage ratio represents the ratio of a portfolio company’s EBITDA as a multiple of a portfolio company’s interest expense. Weighted average net debt to EBITDA is weighted based on the fair value of our debt investments, including our exposure to underlying debt investments in the Senior Credit Fund and excluding investments where net debt to EBITDA may not be the appropriate measure of credit risk, such as cash collateralized loans and investments that are underwritten and covenanted based on recurring revenue. Weighted average interest coverage is weighted based on the fair value of our performing debt investments, including our exposure to underlying debt investments in the Senior Credit Fund and excluding investments where EBITDA may not be the appropriate measure of credit risk, such as cash collateralized loans and investments that are underwritten and covenanted based on recurring revenue. Median EBITDA is based on our debt investments, including our exposure to underlying debt investments in the Senior Credit Fund and excluding investments where EBITDA may not be the appropriate measure of credit risk, such as cash collateralized loans and investments that are underwritten and covenanted based on recurring revenue. As of June 30, 2017 and December 31, 2016, investments where EBITDA may not be the appropriate measure of credit risk represented 6.7% and 1.3%, respectively, of total debt investments, including our investment in the Senior Credit Fund, at fair value. Portfolio company statistics are derived from the most recently available financial statements of each portfolio company as of the respective reported end date. Portfolio company statistics have not been independently verified by us and may reflect a normalized or adjusted amount.

Floating rates are primarily LIBOR plus a spread.

Our Investment Adviser monitors our portfolio companies on an ongoing basis. It monitors the financial trends of each portfolio company to determine if they are meeting their respective business plans and to assess the appropriate course of action for each company. Our Investment Adviser has several methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

•	assessment of success in adhering to the portfolio company’s business plan and compliance with covenants;

•	periodic or regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor to discuss financial position, requirements and accomplishments;

•	comparisons to our other portfolio companies in the industry, if any;

•	attendance at and participation in board meetings or presentations by portfolio companies; and

•	review of monthly and quarterly financial statements and financial projections of portfolio companies.

As part of the monitoring process, our Investment Adviser also employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Investment Adviser grades the credit risk of all investments on a scale of 1 to 4. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (e.g., at the time of origination or acquisition), although it may also take into account the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The grading system is as follows:

•	investments with a grade of 1 involve the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit;

•	investments graded 2 involve a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing as expected and the risk factors to our ability to ultimately recoup the cost of our investment are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a grade of 2;

•	investments graded 3 indicate that the risk to our ability to recoup the initial cost basis of such investment has increased materially since origination or acquisition, including as a result of factors such as declining performance and non-compliance with debt covenants; however, payments are generally not more than 120 days past due; and

•	an investment grade of 4 indicates that the risk to our ability to recoup the initial cost basis of such investment has substantially increased since origination or acquisition, and the portfolio company likely has materially declining performance. For debt investments with an investment grade of 4, most or all of the debt covenants are out of compliance and payments are substantially delinquent. For investments graded 4, it is anticipated that we will not recoup our initial cost basis and may realize a substantial loss of our initial cost basis upon exit.

Our Investment Adviser grades the investments in our portfolio at least quarterly and it is possible that the grade of a portfolio investment may be reduced or increased over time. For investments graded 3 or 4, our Investment Adviser enhances its level of scrutiny over the monitoring of such portfolio company. The following table shows the composition of our portfolio (excluding our investment in a money market fund managed by an affiliate of Group Inc.) on the 1 to 4 grading scale as of June 30, 2017, December 31, 2016 and December 31, 2015:

	As of
	June 30, 2017		December 31, 2016		December 31, 2015
Investment Performance Rating	Fair Value	Percentage of Total Portfolio at Fair Value	Fair Value	Percentage of Total Portfolio at Fair Value	Fair Value	Percentage of Total Portfolio at Fair Value
	(in millions)		(in millions)
Grade 1	$95.70	8.6%	$164.98	14.1%	$108.80	10.1%
Grade 2	864.81	77.8	817.88	70.1	797.09	73.7
Grade 3	149.28	13.4	167.60	14.4	175.17	16.2
Grade 4	2.06	0.2	16.83	1.4	—	—

Total Investments	$1,111.85	100.0%	$1,167.29	100.0%	$1,081.06	100.0%

The following table shows the amortized cost of our performing and non-accrual investments as of June 30, 2017, December 31, 2016 and December 31, 2015:

	As of
	June 30, 2017		December 31, 2016		December 31, 2015
	Amortized Cost	Percentage of Total Portfolio at Amortized Cost	Amortized Cost	Percentage of Total Portfolio at Amortized Cost	Amortized Cost	Percentage of Total Portfolio at Amortized Cost
	(in millions)		(in millions)		(in millions)
Performing	$1,144.18	99.3%	$1,176.24	96.2%	$1,122.70	100.0%
Non-accrual	7.51	0.7	46.27	3.8	—	—

Total Investments	$1,151.69	100.0%	$1,222.51	100.0%	$1,122.70	100.0%

Loans or debt securities are placed on non-accrual status when it is probable that principal or interest will not be collected according to the contractual terms. Accrued interest generally is reversed when a loan or debt security is placed on non-accrual status. Interest payments received on non-accrual loans or debt securities may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans and debt securities are restored to accrual status when past due principal and interest is paid and, in management’s judgment, principal and interest payments are likely to remain current. We may make exceptions to this treatment if the loan has sufficient collateral value and is in the process of collection.

The following table shows our investment activity for the three months ended June 30, 2017 and 2016 and the years ended December 31, 2016, 2015 and 2014 by investment type:

	For the Three Months Ended		For the Years Ended December 31,
	June 30, 2017	June 30, 2016	2016	2015	2014
	(in millions)		(in millions)
New investments committed at cost:
Gross originations	$123.98	$41.55	$337.05	$335.25	$723.66
Less: Syndications(1)	—	—	20.00	—	—
Net amount of new investments committed at cost:	$123.98	$41.55	$317.05	$335.25	$723.66
Amount of investments committed at cost (2):
First Lien/Senior Secured Debt	$53.49	$29.25	$107.25	$206.87	$284.17
First Lien/Last-Out Unitranche	17.49	2.94	8.65	29.69	254.07
Second Lien/Senior Secured Debt	48.31	0.75	157.83	67.52	155.63
Unsecured Debt	—	—	3.10	—	—
Preferred Stock	—	—	8.79	—	4.79
Common Stock	1.34	—	—	10.00	—
Investment Funds & Vehicles	3.35	8.61	31.43	21.17	25.00

Total	$123.98	$41.55	$317.05	$335.25	$723.66

Proceeds from investments sold or repaid:
First Lien/Senior Secured Debt	$81.62	$3.24	$49.76	$22.60	$192.97
First Lien/Last-Out Unitranche	26.22	1.35	35.12	8.60	1.66
Second Lien/Senior Secured Debt	52.59	—	92.79	89.07	66.47
Unsecured Debt	—	—	—	—	2.63
Preferred Stock	—	—	21.25	—	—
Common Stock	—	—	—	10.00	—
Investment Funds & Vehicles	—	—	—	—	—

Total	$160.43	$4.59	$198.92	$130.27	$263.73

Net increase (decrease) in portfolio	$(36.45)	$36.96	$118.13	$204.98	$459.93

Number of new investment commitments in new portfolio companies (3)	6	1	5	9	22
Total new investment commitment amount in new portfolio companies (3)	118.35	29.25	223.89	276.50	625.61
Average new investment commitment amount in new portfolio companies (3)	19.73	29.25	44.78	30.72	28.44
Weighted average remaining term for new investment commitments in new portfolio companies (in years) (3) (4)	6.4	4.8	5.2	4.4	4.8

	For the Three Months Ended		For the Years Ended December 31,
	June 30, 2017	June 30, 2016	2016	2015	2014
	(in millions)		(in millions)
Number of new investment commitments in existing portfolio companies (3)	3	3	7	4	10
Total new investment commitment amount in existing portfolio companies (3)	$5.63	$12.30	$93.16	$58.75	$98.05
Percentage of new debt investment commitments in new portfolio companies at floating interest rates (3)	100.0%	100.0%	100.0%	100.0%	88.9%
Percentage of new debt investment commitments in new portfolio companies at fixed interest rates (3) (5)	—%	—%	—%	0.0%	11.1%
Weighted average stated interest rate of new investment commitments in new portfolio companies (3)(6)	9.5%	11.8%	10.8%	9.2%	9.2%
Weighted average spread over base rate of new floating rate investment commitments in new portfolio companies (3)	8.2%	11.3%	9.2%	8.3%	8.0%
Weighted average stated interest rate on investments sold or paid down (7)	9.0%	9.7%	10.0%	10.4%	8.7%

(1)	Only includes syndications that occurred at the initial close of the investment.
(2)	Net of capitalized fees, expenses and OID.
(3)	May include positions originated during the period but not held at the reporting date.
(4)	Calculated as of the end of the relevant period and the maturity date of the individual investments.
(5)	May include preferred stock investments.
(6)	For investments that are subject to a LIBOR floor, the calculation assumes the greater of the applicable LIBOR floor or 3 month LIBOR as of the respective period end date. The actual interest rate may vary.
(7)	Computed based on the (a) annual stated interest rate on the performing debt and other income producing investments, divided by (b) the total investments (including investments on non-accrual and non-income producing investments) sold or paid down. For investments that are subject to a LIBOR floor, the yield calculation assumes the greater of the applicable LIBOR floor or 3 month LIBOR as of the respective period end date. The actual interest rate may vary.

RESULTS OF OPERATIONS

For the three and six months ended June 30, 2017 and June 30, 2016

Our operating results for the three and six months ended June 30, 2017 and 2016 were as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	(in millions)
Total investment income	$36.02	$29.32	$68.21	$60.66
Net expenses	(11.56)	(10.90)	(25.43)	(20.82)
Net investment income (loss) before taxes	24.46	18.42	42.78	39.84
Excise tax expense	(0.37)	(0.22)	(0.73)	(0.43)
Net investment income (loss) after taxes	24.09	18.20	42.05	39.41
Net realized gain (loss) on investments	(38.11)	—	(38.28)	—
Net unrealized appreciation (depreciation) on investments	18.60	(11.20)	15.38	(27.01)

Net increase in net assets resulting from operations	$4.58	$7.00	$19.15	$12.40

Net increase in net assets resulting from operations can vary from period to period as a result of various factors, including acquisitions, the level of new investment commitments, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio. As a result, comparisons may not be meaningful.

Investment Income

	For the Three Months Ended		For the Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	(in millions)
Interest	$32.50	$26.49	$61.67	$55.62
Dividend income	2.47	2.19	4.95	4.10
Other income	1.05	0.64	1.59	0.94

Total investment income	$36.02	$29.32	$68.21	$60.66

Interest

Interest from investments, which includes prepayment premiums and accelerated accretion of upfront loan origination fees and unamortized discounts, increased to $32.50 million for the three months ended June 30, 2017 as compared to $26.49 million for the three months ended June 30, 2016. Included in interest for the three months ended June 30, 2017 and 2016 is $0.48 million and $0.01 million, respectively, in prepayment premiums, $3.38 million and $0.07 million, respectively, in accelerated accretion of upfront loan origination fees and unamortized discounts, and $1.71 million and $0.00 million, respectively, in PIK interest.

Interest from investments, which includes prepayment premiums and accelerated accretion of upfront loan origination fees and unamortized discounts, increased to $61.67 million for the six months ended June 30, 2017 as compared to $55.62 million for the six months ended June 30, 2016. Included in interest for the six months ended June 30, 2017 and 2016 is $1.81 million and $0.27 million, respectively, in prepayment premiums, $3.67 million and $0.56 million, respectively, in accelerated accretion of upfront loan origination fees and unamortized discounts, and $3.37 million and $0.00 million, respectively, in PIK interest.

Dividend income

Dividend income increased from $2.19 million for the three months ended June 30, 2016 to $2.47 million for the three months ended June 30, 2017 primarily as a result of increased distributions from the Senior Credit Fund during the three months ended June 30, 2017. The dividend income from Senior Credit Fund increased from $1.55 million for the three months ended June 30, 2016 to $2.45 million for the three months ended June 30, 2017.

Dividend income increased from $4.10 million for the six months ended June 30, 2016 to $4.95 million for the six months ended June 30, 2017 primarily as a result of increased distributions from the Senior Credit Fund during the six months ended June 30, 2017. The dividend income from Senior Credit Fund increased from $2.83 million for the six months ended June 30, 2016 to $4.90 million for the six months ended June 30, 2017.

Other income

Other income increased from $0.64 million for the three months ended June 30, 2016 to $1.05 million for the three months ended June 30, 2017 primarily as a result of the increase in loan origination fee income earned from the Senior Credit Fund.

Other income increased from $0.94 million for the six months ended June 30, 2016 to $1.59 million for the six months ended June 30, 2017 primarily as a result of higher non-recurring amendment fees and an increase in loan origination fee income earned from the Senior Credit Fund.

Expenses

	For the Three Months Ended		For the Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	(in millions)
Interest and other debt expenses	$4.84	$3.24	$9.35	$6.28
Management fees	4.35	4.19	8.81	8.31
Incentive fees	1.24	2.08	4.97	3.49
Professional fees	0.47	0.58	0.93	1.18
Administration, custodian and transfer agent fees	0.20	0.22	0.39	0.44
Directors’ fees	0.17	0.26	0.35	0.48
Other expenses	0.29	0.33	0.63	0.64

Total Expenses	$11.56	$10.90	$25.43	$20.82

Interest and other debt expenses

Interest and other debt expenses increased from $3.24 million for the three months ended June 30, 2016 to $4.84 million for the three months ended June 30, 2017 primarily due to our issuance of Convertible Notes on October 3, 2016. Included in interest and other debt expenses for the three months ended June 30, 2017 is $1.51 million in interest expense, accretion of OID and amortization of debt issuance costs related to the Convertible Notes that were issued on October 3, 2016.

Interest and other debt expenses increased from $6.28 million for the six months ended June 30, 2016 to $9.35 million for the six months ended June 30, 2017 primarily due to our issuance of Convertible Notes on October 3, 2016. Included in interest and other debt expenses for the six months ended June 30, 2017 is $3.02 million in interest expense, accretion of OID and amortization of debt issuance costs related to the Convertible Notes that were issued on October 3, 2016.

Management Fees and Incentive Fees

Management Fees increased from $4.19 million for the three months ended June 30, 2016 to $4.35 million for the three months ended June 30, 2017 as a result of an increase in gross assets, excluding cash and investments in a money market fund managed by an affiliate of Group Inc. Incentive Fees decreased from $2.08 million for the three months ended June 30, 2016 to $1.24 million for the three months ended June 30, 2017 as a result of a decrease in the cap on Incentive Fees for the period which is primarily due to an increase in net capital losses on our investments.

Management Fees increased from $8.31 million for the six months ended June 30, 2016 to $8.81 million for the six months ended June 30, 2017 as a result of an increase in gross assets, excluding cash and investments in a money market fund managed by an affiliate of Group Inc. Incentive Fees increased from $3.49 million for the six months ended June 30, 2016 to $4.97 million for the six months ended June 30, 2017 as a result of an increase in the cap on Incentive Fees for the period which is primarily due to an decrease in net capital losses on our investments.

Professional fees and other general and administrative expenses

Professional fees and other general and administrative expenses for the three and six months ended June 30, 2016 remained relatively consistent as compared to the three and six months ended June 30, 2017.

Net Realized Gains (Losses)

The realized gains and losses on fully exited and partially exited portfolio companies during the three and six months ended June 30, 2017 and 2016 consisted of the following:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	(in millions)
Iracore International Holdings, Inc. (1)	$(14.40)	$—	$(14.40)	$—
Washington Inventory Service (2)	(23.71)	—	(23.71)	—
Other, net	—	—	(0.17)	—

Net realized gain (loss)	$(38.11)	$—	$(38.28)	$—

(1)	Effective April 13, 2017, we entered into an exchange agreement with Iracore International Holdings, Inc. whereby the first lien debt held by us was exchanged for non-income producing common equity. As a result, we realized a loss during the period, a portion of which had previously been recognized in unrealized loss.
(2)	On June 6, 2017, we entered into an assignment agreement with Washington Inventory Service which resulted in a realized loss during the period on the second lien debt held by us, a portion of which had previously been recognized in unrealized loss.

Net Change in Unrealized Appreciation (Depreciation) on Investments

Any changes in fair value are recorded as a change in unrealized appreciation (depreciation) on investments. For further details on the valuation process, refer to “—Critical Accounting Policies—Valuation of Portfolio Investments.” Net change in unrealized appreciation (depreciation) on investments for the three and six months ended June 30, 2017 and 2016 were as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	(in millions)
Change in unrealized appreciation	$33.63	$11.02	$36.09	$17.30
Change in unrealized depreciation	(15.03)	(22.22)	(20.71)	(44.31)

Net change in unrealized appreciation (depreciation) on investments	$18.60	$(11.20)	$15.38	$(27.01)

The change in unrealized appreciation (depreciation) on investments for the three and six months ended June 30, 2017 and 2016 consisted of the following:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	(in millions)
Portfolio Company:
Artesyn Embedded Technologies, Inc.	$(0.15)	$0.70	$1.03	$(1.10)
Bolttech Mannings, Inc.	(4.18)	(1.49)	(6.01)	(3.17)
Data Driven Delivery Systems, LLC	(1.93)	(0.07)	(2.01)	(0.13)
Dispensing Dynamics International	—	1.42	0.84	(0.35)
Global Tel*Link Corporation	0.07	1.94	0.72	6.03
Highwinds Capital, Inc.	—	(0.04)	(1.05)	(0.08)
Hunter Defense Technologies, Inc.	—	(7.94)	—	(21.57)
Iracore International Holdings, Inc. (1)	13.61	(3.19)	13.62	(3.94)
Kawa Solar Holdings Limited	(4.69)	(0.01)	(5.46)	0.06
NTS Communications, Inc.	(0.55)	(4.06)	(2.92)	(4.54)
P2 Upstream Acquisition Co.	—	2.13	0.68	0.30
Prairie Provident Resources, Inc.	(0.26)	(0.10)	(0.78)	(0.49)
Reddy Ice Corporation	0.61	0.58	1.03	0.66
Securus Technologies Holdings, Inc.	0.13	1.34	0.67	7.03
Senior Credit Fund, LLC	(0.75)	1.30	(0.32)	1.20
Washington Inventory Service (2)	18.01	(3.46)	15.03	(4.69)
Other, net (1)	(1.32)	(0.25)	0.31	(2.23)

Total	$18.60	$(11.20)	$15.38	$(27.01)

(1)	Unrealized appreciation on Iracore International Holdings, Inc. is the result of the reversal of unrealized depreciation upon the exchange of first lien debt into non-income producing common equity.
(2)	Unrealized appreciation on Washington Inventory Service is the result of the reversal of unrealized depreciation upon the assignment of our second lien debt.
(3)	For the three and six months ended June 30, 2017, other, net includes gross unrealized appreciation of $1.20 million and $2.47 million, respectively, and gross unrealized depreciation of $(2.52) million and $(2.16) million, respectively. For the three and six months ended June 30, 2016, other, net includes gross unrealized appreciation of $1.61 million and $2.02 million, respectively, and gross unrealized depreciation of $(1.86) million and $(4.25) million, respectively.

For the years ended December 31, 2016, December 31, 2015 and December 31, 2014

Our operating results for the years ended December 31, 2016, 2015 and 2014 were as follows:

	For the Years Ended December 31,
	2016	2015	2014
	(in millions)
Total investment income	$125.11	$118.44	$73.28
Net expenses	(47.85)	(43.34)	(20.42)
Net investment income (loss) before taxes	77.26	75.10	52.86
Excise tax expense	(1.04)	(0.52)	(0.12)
Net investment income (loss) after taxes	76.22	74.58	52.74
Net realized gain (loss) on investments	(21.99)	(0.07)	(1.19)
Net unrealized appreciation (depreciation) on investments	(13.58)	(27.88)	(14.63)

Net increase in net assets resulting from operations	$40.65	$46.63	$36.92

Net increase in net assets resulting from operations after tax can vary from period to period as a result of various factors, including acquisitions, the level of new investment commitments, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio. As a result, comparisons may not be meaningful. Investment Income

	For the Years Ended December 31,
	2016	2015	2014
	(in millions)
Interest	$112.10	$109.70	$69.46
Dividend income	8.73	6.47	3.19
Other income	4.28	2.27	0.63

Total investment income	$125.11	$118.44	$73.28

Interest

Interest from investments, which includes prepayment premiums and accelerated accretion of upfront loan origination fees and unamortized discounts, increased from $109.70 million for the year ended December 31, 2015 to $112.10 million for the year ended December 31, 2016, primarily due to an increase in recurring interest income, which resulted primarily from an increase in the size of our portfolio, partially offset by a decrease in non-recurring prepayment premiums. The amortized cost of the portfolio increased from $1,122.70 million as of December 31, 2015 to $1,222.51 million as of December 31, 2016. Included in interest for the years ended December 31, 2016 and 2015 is $0.70 million and $1.38 million, respectively, in prepayment premiums and $1.25 million and $1.23 million, respectively, in accelerated accretion of upfront loan origination fees and unamortized discounts. Interest from investments, which includes prepayment premiums and accelerated accretion of upfront loan origination fees and unamortized discounts, increased from $69.46 million for the year ended December 31, 2014 to $109.70 million for the year ended December 31, 2015, primarily due to an increase in the size of our portfolio. The amortized cost of the portfolio increased from $927.70 million as of December 31, 2014 to $1,122.70 million as of December 31, 2015. Included in interest for the years ended December 31, 2015 and 2014 is $1.38 million and $0.84 million, respectively, in prepayment premiums and $1.23 million and $1.25 million, respectively, in accelerated accretion of upfront loan origination fees and unamortized discounts. Dividend income Dividend income increased from $6.47 million for the year ended December 31, 2015 to $8.73 million for the year ended December 31, 2016 primarily as a result of increased distributions from the Senior Credit Fund during the year ended December 31, 2016. The dividend income from Senior Credit Fund increased from $3.99 million for the year ended December 31, 2015 to $6.58 million for the year ended December 31, 2016. Dividend income increased from $3.19 million for the year ended December 31, 2014 to $6.47 million for the year ended December 31, 2015 primarily as a result of increased distributions from the Senior Credit Fund during the year ended December 31, 2015. The dividend income from Senior Credit Fund increased from $0.31 million for the year ended December 31, 2014 to $3.99 million for the year ended December 31, 2015. See “Senior Credit Fund, LLC” below for further detail. Other income Other income increased from $2.27 million for the year ended December 31, 2015 to $4.28 million for the year ended December 31, 2016 primarily as a result of excess loan origination fee income accrued from the Senior Credit Fund. Other income increased from $0.63 million for the year ended December 31, 2014 to $2.27 million for the year ended December 31, 2015 primarily as a result of excess loan origination fee income accrued from the Senior Credit Fund during the year ended December 31, 2015. In addition, we earned higher commitment and administrative agent fees during the year ended December 31, 2015 as compared to the year ended December 31, 2014.

Expenses

	For the Years Ended December 31,
	2016	2015	2014
	(in millions)
Interest and other debt expense	$14.30	$10.71	$4.68
Management fees	17.01	15.44	10.07
Incentive fees	10.42	11.79	1.50
Professional fees	2.56	2.75	2.01
Administration, custodian and transfer agent fees	0.87	0.97	0.85
Directors’ fees	1.01	0.62	0.40
Other expenses	1.68	1.06	0.91

Total Expenses	$47.85	$43.34	$20.42

Interest and other debt expense

Interest and other debt expense increased from $10.71 million for the year ended December 31, 2015 to $14.30 million for the year ended December 31, 2016 primarily due to an increase in the average aggregate daily borrowings from $358.44 million to $464.44 million. Included in interest and other debt expense for the year ended December 31, 2016 is $1.48 million in interest expense, accretion of original issue discount and amortization of debt issuance costs related to the Convertible Notes that were issued on October 3, 2016. Interest and other debt expense increased from $4.68 million for the year ended December 31, 2014 to $10.71 million for the year ended December 31, 2015 primarily due to an increase in the average daily borrowings from $102.29 million to $358.44 million.

Management Fees and Incentive Fees

Management Fees increased from $15.44 million for the year ended December 31, 2015 to $17.01 million for the year ended December 31, 2016 as a result of an increase in gross assets, excluding cash and investments in a money market fund managed by an affiliate of Group Inc. Incentive Fees decreased from $11.79 million for the year ended December 31, 2015 to $10.42 million for the year ended December 31, 2016 as a result of a decrease in the cap on Incentive Fees for the period, which is primarily due to an increase in net capital loss on portfolio companies. Management Fees increased from $10.07 million for the year ended December 31, 2014 to $15.44 million for the year ended December 31, 2015 as a result of an increase in gross assets, excluding cash and investments in a money market fund managed by an affiliate of Group Inc. Incentive Fees increased from $1.50 million for the year ended December 31, 2014 to $11.79 million for the year ended December 31, 2015.

Professional fees and other general and administrative expenses

Professional fees for the year ended December 31, 2016 remained relatively consistent as compared to the year ended December 31, 2015; and other general and administrative expenses increased from $2.65 million for the year ended December 31, 2015 to $3.56 million for the year ended December 31, 2016 due to an increase in costs associated with servicing a larger investment portfolio. Professional fees increased from $2.01 million for the year ended December 31, 2014 to $2.75 million for the year ended December 31, 2015; and other general and administrative expenses increased from $2.16 million for the year ended December 31, 2014 to $2.65 million for the year ended December 31, 2015. Both increases are due to the increase in costs associated with servicing a larger investment portfolio.

Net Realized Gains (Losses)

The realized gains and losses on fully exited and partially exited portfolio companies during the years ended December 31, 2016, 2015 and 2014 consisted of the following:

	For the Years Ended December 31,
	2016	2015	2014
	(in millions)
Hunter Defense Technologies, Inc. (1)	$(22.12)	$—	$—
Prairie Provident Resources, Inc.	—	—	(2.48)
Other, net	0.13	(0.07)	1.29

Net realized gain (loss)	$(21.99)	$(0.07)	$(1.19)

(1)	Effective July 1, 2016, Hunter Defense Technologies, Inc. completed a restructuring whereby the second lien debt held by us was converted into non-interest bearing preferred and common equity. As a result, we realized a loss during the period.

Net Change in Unrealized Appreciation (Depreciation) on Investments

Any changes in fair value are recorded as a change in unrealized appreciation (depreciation) on investments. For further details on the valuation process, refer to “—Critical Accounting Policies—Valuation of Portfolio Investments.” Net change in unrealized appreciation (depreciation) on investments for the years ended December 31, 2016, 2015 and 2014 were as follows:

	For the Years Ended December 31,
	2016	2015	2014
	(in millions)
Change in unrealized appreciation	$37.71	$9.63	$5.06
Change in unrealized depreciation	(51.29)	(37.51)	(19.69)

Net change in unrealized appreciation (depreciation) on investments	$(13.58)	$(27.88)	$(14.63)

The change in unrealized appreciation (depreciation) on investments for the years ended December 31, 2016, 2015 and 2014 consisted of the following:

	For the Years Ended December 31,
	2016	2015	2014
	(in millions)
Portfolio Company:
Artesyn Embedded Technologies, Inc.	$(0.38)	$(0.30)	$(2.10)
ASC Acquisition Holdings, LLC	0.82	—	—
Avenue Stores, LLC	(0.44)	0.93	(0.03)
Bolttech Mannings, Inc.	(14.43)	(0.95)	(0.50)
CB-HDT Holdings, Inc.	2.82	—	—
Data Driven Delivery Systems, LLC	(0.29)	2.30	—
Dispensing Dynamics International	0.54	(1.28)	(0.82)
Fairpoint Communications, Inc.	—	—	(1.01)
Global Tel*Link Corporation	10.26	(10.58)	0.95
Heligear Acquisition Co.	(0.72)	1.35	(0.03)
Highwinds Capital, Inc.	0.43	(0.14)	0.81
Hunter Defense Technologies, Inc.	0.55	(1.17)	0.63
Hutchinson Technology, Inc.	(1.28)	0.51	0.49
Infinity Sales Group	(1.14)	1.73	(2.36)
Iracore International Holdings, Inc.	(9.30)	0.41	(6.02)
Legacy Buyer Corp.	(0.79)	0.15	(0.02)
NTS Communications, Inc.	0.03	(1.40)	(0.05)
Orchard Brands Corporation	—	(0.86)	0.86
P2 Upstream Acquisition Co.	0.86	(1.26)	(0.71)
Perfect Commerce, LLC	0.68	0.18	—
Prairie Provident Resources, Inc.	(1.87)	(2.53)	(0.20)
Pro-Pet, LLC	(0.69)	(1.02)	(0.01)
Reddy Ice Corporation	2.72	(1.53)	(2.59)
Securus Technologies Holdings, Inc.	8.57	(8.96)	(0.13)
Senior Credit Fund, LLC	2.07	(0.90)	(0.37)
Vexos, Inc.	(1.18)	(0.02)	(0.06)
Washington Inventory Service	(11.14)	(3.16)	(0.72)
Other, net (1)	(0.28)	0.62	(0.64)

Total	$(13.58)	$(27.88)	$(14.63)

(1)	For the years ended December 31, 2016, 2015 and 2014 other, net includes gross unrealized appreciation of $7.36 million, $2.07 million and $1.32 million, respectively, and gross unrealized depreciation of $(7.64) million, $(1.45) million and $(1.96) million, respectively.

SENIOR CREDIT FUND, LLC

Overview

The Senior Credit Fund, an unconsolidated Delaware limited liability company, was formed on May 7, 2014 and commenced operations on October 1, 2014. We invest together with Cal Regents through the Senior Credit Fund. The Senior Credit Fund’s principal purpose is to make investments, either directly or indirectly through SPV I, primarily in senior secured loans to middle-market companies. Each of us and Cal Regents has a 50% economic ownership in the Senior Credit Fund and each has subscribed to fund $100.00 million. Except under certain circumstances, contributions to the Senior Credit Fund cannot be redeemed. The Senior Credit Fund is managed by a six member board of managers, on which we and Cal Regents have equal representation.

Investment decisions generally must be unanimously approved by a quorum of the board of managers. Establishing a quorum for the Senior Credit Fund’s board of managers requires at least four members to be present at a meeting, including at least two of our representatives and two of Cal Regents’ representatives. If there are five members present at a meeting, all three representatives of Cal Regents must be present to constitute a quorum.

Selected Financial Data

As of June 30, 2017, December 31, 2016 and December 31, 2015, we and Cal Regents had subscribed to fund and contributed the following in the Senior Credit Fund:

	June 30, 2017		December 31, 2016		December 31, 2015
	Subscribed to fund	Contributed	Subscribed to fund	Contributed	Subscribed to fund	Contributed
	(in millions)		(in millions)
Company	$100.00	$94.34	$100.00	$77.59	$100.00	$46.17
Cal Regents	100.00	94.34	100.00	77.59	100.00	46.17

Total	$200.00	$188.68	$200.00	$155.18	$200.00	$92.34

As of June 30, 2017, December 31, 2016 and December 31, 2015, the Senior Credit Fund had total investments in senior secured debt at fair value of $502.43 million, $479.53 million and $285.59 million, respectively. As of June 30, 2017, December 31, 2016 and December 31, 2015, the Senior Credit Fund had no investments on non-accrual status. As of June 30, 2017, December 31, 2016 and December 31, 2015, the Senior Credit Fund had an investment in a money market fund managed by an affiliate of Group Inc. with a total fair value of $17.43 million, $1.94 million and $21.83 million, respectively. In addition, the Senior Credit Fund had six unfunded commitments totaling $12.55 million as of June 30, 2017, and three unfunded commitments totaling $6.30 million as of December 31, 2016.

Below is a summary of the Senior Credit Fund’s portfolio (excluding an investment in a money market fund managed by an affiliate of Group Inc.) as of June 30, 2017, December 31, 2016 and December 31, 2015, followed by a listing of the individual loans in the Senior Credit Fund’s portfolio as of June 30, 2017 and December 31, 2016:

	As of
	June 30, 2017		December 31, 2016		December 31, 2015
Number of portfolio companies	35		37		22
Total senior secured debt (1)	$520.80 million		489.66 million		291.51 million
Largest loan to a single borrower (1)	$24.95 million		24.62 million		23.82 million
Weighted average current interest rate on senior secured debt (2)	7.0%		6.6%		6.3%
Percentage of performing debt bearing a floating rate (3)	100.0%		100.0%		100.0%
Percentage of performing debt bearing a fixed rate (3)	—%		—%		—%
Weighted average leverage (net debt/EBITDA) (4)	4.1	x	3.8	x	3.5	x
Weighted average interest coverage (4)	3.1	x	3.2	x	3.7	x
Median EBITDA (4)	$43.96 million		68.70 million		71.89 million

(1)	At par amount.
(2)	Computed as the (a) annual stated interest rate on accruing senior secured debt divided by (b) total senior secured debt at par amount.

(3)	Measured on a fair value basis.
(4)	For a particular portfolio company of the Senior Credit Fund, EBITDA typically represents net income before net interest expense, income tax expense, depreciation and amortization. The net debt to EBITDA represents the ratio of a portfolio company’s total debt (net of cash) and excluding debt subordinated to the Senior Credit Fund’s investment in a portfolio company, to a portfolio company’s EBITDA. The interest coverage ratio represents the ratio of a portfolio company’s EBITDA as a multiple of interest expense. Weighted average net debt to EBITDA is weighted based on the fair value of the Senior Credit Fund’s debt investments. Weighted average interest coverage is weighted based on the fair value of the Senior Credit Fund’s performing debt investments. Median EBITDA is based on the Senior Credit Fund’s debt investments. Portfolio company statistics are derived from the most recently available financial statements of each portfolio company of the Senior Credit Fund as of the respective reported end date. Statistics of the Senior Credit Fund’s portfolio companies have not been independently verified by us and may reflect a normalized or adjusted amount.

Senior Credit Fund Portfolio as of June 30, 2017
	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
				(in millions)
1st Lien/Senior Secured Debt
3SI Security Systems, Inc. (++)	Commercial Services & Supplies	L + 6.25% (1.00% Floor)	6/16/2023	$15.00	$14.78	$14.77
Ansira Partners, Inc. (+++)	Media	L + 6.50% (1.00% Floor)	12/20/2022	8.68	8.60	8.60
Ansira Partners, Inc. (1)(2)	Media	L + 6.50% (1.00% Floor)	12/20/2022	1.27	(0.01)	(0.01)
ASC Acquisition Holdings, LLC (+)(3)	Distributors	L + 7.50% (1.00% Floor)	12/15/2021	10.97	10.87	10.86
ASC Acquisition Holdings, LLC (1)(3)	Distributors	L + 7.50% (1.00% Floor)	12/15/2021	3.75	—	—
ATX Networks Corp. (+++)	Communications Equipment	L + 6.00% (1.00% Floor)	06/11/2021	16.64	16.50	16.39
Badger Sportswear, Inc. (+++)	Textiles, Apparel & Luxury Goods	L + 4.50% (1.00% Floor)	09/11/2023	14.89	14.75	14.81
Crowne Group, LLC (+++)	Auto Components	L + 9.25% (1.00% Floor)	05/26/2021	16.62	16.48	16.78
CST Buyer Company (++++)	Diversified Consumer Services	L + 6.25% (1.00% Floor)	03/01/2023	20.65	20.10	20.08
CST Buyer Company (1)(2)	Diversified Consumer Services	L + 6.25% (1.00% Floor)	03/01/2023	1.80	(0.05)	(0.05)
DBRS Limited (+++)	Capital Markets	L + 5.25% (1.00% Floor)	03/04/2022	11.73	11.65	11.44
DiscoverOrg, LLC (+)(3)	Software	L + 4.25% (1.00% Floor)	06/02/2020	6.95	6.92	6.93
Explorer Holdings, Inc. (+++)	Health Care Technology	L + 5.00% (1.00% Floor)	05/02/2023	9.90	9.81	9.97
GK Holdings, Inc. (+++)	IT Services	L + 6.00% (1.00% Floor)	01/20/2021	17.55	17.47	16.85
HC Group Holdings III, Inc. (+)	Health Care Providers & Services	L + 5.00% (1.00% Floor)	04/07/2022	8.84	8.81	8.78
Help/Systems, LLC (+++)	Software	L + 4.50% (1.00% Floor)	10/08/2021	17.81	17.34	17.83
Hygiena Borrower LLC (+++)	Life Sciences Tools & Services	L + 4.75% (1.00% Floor)	08/26/2022	15.96	15.81	15.64
Hygiena Borrower LLC (1)(2)	Life Sciences Tools & Services	L + 4.75% (1.00% Floor)	08/26/2022	1.67	(0.02)	(0.05)
Jill Acquisition LLC (+++)	Textiles, Apparel & Luxury Goods	L + 5.00% (1.00% Floor)	05/08/2022	14.07	13.98	13.72
KMG Chemicals Inc. (+)	Chemicals	L + 4.25% (1.00% Floor)	06/15/2024	7.00	6.97	7.06
Lattice Semiconductor Corporation (+)	Semiconductors & Semiconductor Equipment	L + 4.25% (1.00% Floor)	03/10/2021	10.81	10.65	10.75
Liquidnet Holdings, Inc. (+)(4)	Capital Markets	L + 6.75% (1.00% Floor)	05/22/2019	23.91	23.69	23.85

Senior Credit Fund Portfolio as of June 30, 2017
	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
				(in millions)
Loar Group, Inc. (+)	Aerospace & Defense	L + 4.75% (1.00% Floor)	01/12/2022	9.64	9.43	9.60
MB Aerospace Holdings Inc. (+++)	Aerospace & Defense	L + 5.50% (1.00% Floor)	12/15/2022	15.77	15.64	15.81
Netsmart Technologies, Inc. (+++)	Health Care Technology	L + 4.50% (1.00% Floor)	04/19/2023	18.84	18.79	18.94
Playcore Wisconsin, Inc. (+++)	Leisure Equipment & Products	L + 4.25% (1.00% Floor)	05/29/2020	17.91	17.76	$17.78
Pomeroy Group LLC (+++++)	IT Services	L + 6.00% (1.00% Floor)	11/30/2021	15.84	15.43	14.97
Professional Physical Therapy (+++)	Health Care Providers & Services	L + 6.00% (1.00% Floor)	12/16/2022	10.45	10.35	10.34
RealD, Inc. (+)	Media	L + 7.50% (1.00% Floor)	03/22/2021	16.77	16.63	16.64
Research Now Group, Inc. (+++)	Professional Services	L + 4.50% (1.00% Floor)	03/18/2021	9.44	9.33	9.41
SciQuest, Inc. (+++++)	Internet Software & Services	L + 4.75% (1.00% Floor)	07/28/2023	19.62	19.53	19.52
Smarte Carte, Inc. (+++)	Air Freight & Logistics	L + 5.50% (1.00% Floor)	08/30/2021	10.85	10.75	10.76
SMS Systems Maintenance Services, Inc. (+)	IT Services	L + 5.00% (1.00% Floor)	10/30/2023	14.92	14.85	14.86
Stackpath, LLC (++++)	Internet Software & Services	L + 5.00% (1.00% Floor)	02/03/2023	16.96	16.80	16.79
Tronair Parent Inc. (+)	Air Freight & Logistics	L + 4.75% (1.00% Floor)	09/08/2023	13.89	13.77	13.76
U.S. Acute Care Solutions, LLC (+++)	Health Care Providers & Services	L + 5.00% (1.00% Floor)	05/14/2021	12.93	12.82	12.81
VRC Companies, LLC (++++)	Commercial Services & Supplies	L + 6.50% (1.00% Floor)	03/31/2023	20.01	19.57	19.56
VRC Companies, LLC(++++) (1)	Commercial Services & Supplies	L + 6.50% (1.00% Floor)	03/31/2023	3.53	0.70	0.70
VRC Companies, LLC(++++) (1)	Commercial Services & Supplies	L + 6.50% (1.00% Floor)	03/31/2022	1.41	0.04	0.04
Zep Inc. (+)	Chemicals	L + 4.00% (1.00% Floor)	06/27/2022	11.84	11.82	11.85

Total 1st Lien/Senior Secured Debt					479.11	479.14

1st Lien/First-Out Unitranche
Infogix, Inc. (+++)	Software	L + 4.75% (1.00% Floor)	12/31/2021	9.71	9.64	9.69

Total 1st Lien/First-Out Unitranche					9.64	9.69

2nd Lien/Senior Secured Debt
DiscoverOrg, LLC (+)(3)	Software	L + 9.00% (1.00% Floor)	02/10/2022	8.00	7.87	7.90
GK Holdings, Inc. (+++)	IT Services	L + 10.25% (1.00% Floor)	01/20/2022	6.00	5.91	5.70

Total 2nd Lien/Senior Secured Debt					13.78	13.60

Total Corporate Debt					$502.53	$502.43

(+)	The interest rate on these loans is subject to the greater of a LIBOR floor or 1 month LIBOR plus a base rate. The 1 month LIBOR as of June 30, 2017 was 1.22%.

(++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 2 month LIBOR plus a base rate. The 2 month LIBOR as of June 30, 2017 was 1.25%.
(+++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 3 month LIBOR plus a base rate. The 3 month LIBOR as of June 30, 2017 was 1.30%.
(++++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 6 month LIBOR plus a base rate. The 6 month LIBOR as of June 30, 2017 was 1.45%.
(+++++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 12 month LIBOR plus a base rate. The 12 month LIBOR as of June 30, 2017 was 1.74%.
(1)	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date, that may expire prior to the maturity date stated.
(2)	The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.
(3)	We also hold a portion of the 2nd lien/senior secured debt in this portfolio company.
(4)	Initial investment was purchased at fair value from us in October 2014.
L	– LIBOR

Senior Credit Fund Portfolio as of December 31, 2016
Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
					(in millions)
1st Lien/Senior Secured Debt
Affordable Care Holding Corp. (+++)	Health Care Providers & Services	L + 4.75% (1.00% Floor)	10/22/2022	$4.95	$4.86	$4.95
Ansira Partners, Inc. (1)	Media	L + 6.50% (1.00% Floor)	12/20/2022	8.73	8.64	8.64
Ansira Partners, Inc. (1)(2)	Media	L + 6.50% (1.00% Floor)	12/20/2022	1.27	—	—
ASC Acquisition Holdings, LLC (+++)(3)	Distributors	L + 7.50% (1.00% Floor)	12/15/2021	11.25	11.14	11.14
ASC Acquisition Holdings, LLC (+++)(2)(3)	Distributors	L + 7.50% (1.00% Floor)	12/15/2021	3.75	—	—
ATX Networks Corp. (+++)	Communications Equipment	L + 6.00% (1.00% Floor)	06/11/2021	16.77	16.60	16.35
Badger Sportswear, Inc. (+++)	Textiles, Apparel & Luxury Goods	L + 4.50% (1.00% Floor)	09/11/2023	14.96	14.86	14.85
ConvergeOne Holdings Corporation (+++)(4)	Communications Equipment	L + 5.38% (1.00% Floor)	06/17/2020	17.40	17.26	17.31
Crowne Group, LLC (+++)	Auto Components	L + 9.25% (1.00% Floor)	05/26/2021	16.87	16.72	17.04
DBRS Limited (+++)	Capital Markets	L + 5.25% (1.00% Floor)	03/04/2022	11.79	11.70	10.73
DiscoverOrg, LLC (+)(3)	Software	L + 4.25% (1.00% Floor)	06/02/2020	7.15	7.12	7.08
Edgewood Partners Insurance Center (+)	Insurance	L + 6.00% (1.00% Floor)	03/16/2023	15.88	15.59	15.92
Explorer Holdings, Inc. (+++)	Health Care Technology	L + 5.00% (1.00% Floor)	05/02/2023	9.95	9.85	10.02
GK Holdings, Inc. (+++)	IT Services	L + 5.50% (1.00% Floor)	01/20/2021	17.64	17.56	17.46
HC Group Holdings III, Inc. (+++)	Health Care Providers & Services	L + 5.00% (1.00% Floor)	04/07/2022	8.89	8.85	8.51

Senior Credit Fund Portfolio as of December 31, 2016
Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
					(in millions)
Help/Systems, LLC (+++)	Software	L + 5.25% (1.00% Floor)	10/08/2021	17.95	17.41	17.91
Imagine! Print Solutions, Inc. (+++)	Commercial Services & Supplies	L + 6.00% (1.00% Floor)	03/30/2022	4.96	4.91	5.04
Jill Acquisition LLC (+++)	Textiles, Apparel & Luxury Goods	L + 5.00% (1.00% Floor)	05/08/2022	15.81	15.70	15.75
Lattice Semiconductor Corporation (+++)	Semiconductors & Semiconductor Equipment	L + 4.25% (1.00% Floor)	03/10/2021	11.99	11.80	11.96
Liquidnet Holdings, Inc. (+)(4)	Capital Markets	L + 6.75% (1.00% Floor)	05/22/2019	24.62	24.34	24.43
Loar Group, Inc. (++)	Aerospace & Defense	L + 4.75% (1.00% Floor)	01/12/2022	9.93	9.68	9.88
MB Aerospace Holdings Inc. (+++)	Aerospace & Defense	L + 5.50% (1.00% Floor)	12/15/2022	15.85	15.71	15.77
Mister Car Wash, Inc. (1)	Automobiles	L + 4.25% (1.00% Floor)	08/20/2021	6.65	6.60	6.66
Mister Car Wash, Inc. (1)(2)	Automobiles	L + 4.25% (1.00% Floor)	08/20/2021	1.33	—	0.01
Netsmart Technologies, Inc. (+++)	Health Care Technology	L + 4.50% (1.00% Floor)	04/19/2023	18.94	18.88	19.00
Oasis Outsourcing Holdings, Inc. (+)	Diversified Financial Services	L + 4.75% (1.00% Floor)	12/27/2021	3.98	3.97	3.99
PGX Holdings, Inc. (+++)(4)	Professional Services	L + 5.25% (1.00% Floor)	09/29/2020	13.58	13.51	13.55
Playcore Wisconsin, Inc. (+++)	Leisure Equipment & Products	L + 4.25% (1.00% Floor)	05/29/2020	18.00	17.82	17.82
Pomeroy Group LLC (++++)	IT Services	L + 6.00% (1.00% Floor)	11/30/2021	15.92	15.47	15.76
Precyse Acquisition Corp. (+)	Health Care Technology	L + 5.50% (1.00% Floor)	10/20/2022	7.47	7.37	7.55
Professional Physical Therapy (+++)	Health Care Providers & Services	L + 6.00% (1.00% Floor)	12/16/2022	10.50	10.40	10.40
RealD, Inc. (++)	Media	L + 7.50% (1.00% Floor)	03/22/2021	16.87	16.72	16.70
Research Now Group, Inc. (+++)	Professional Services	L + 4.50% (1.00% Floor)	03/18/2021	9.59	9.48	9.45
SciQuest, Inc. (++++)	Internet Software & Services	L + 4.75% (1.00% Floor)	07/28/2023	13.93	13.86	13.86
Smarte Carte, Inc. (+++)	Air Freight & Logistics	L + 5.50% (1.00% Floor)	08/30/2021	11.21	11.11	11.10
Tronair Parent Inc. (+++)	Air Freight & Logistics	L + 4.75% (1.00% Floor)	09/08/2023	13.86	13.76	13.72
U.S. Acute Care Solutions, LLC (1)	Health Care Providers & Services	L + 5.00% (1.00% Floor)	05/14/2021	13.00	12.87	12.87

Senior Credit Fund Portfolio as of December 31, 2016
Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
					(in millions)
Veresen Midstream Limited Partnership (+++)	Energy Equipment & Services	L + 4.25% (1.00% Floor)	03/31/2022	10.81	10.61	10.87
Zep Inc. (+++)	Chemicals	L + 4.00% (1.00% Floor)	06/27/2022	11.90	$11.88	$11.96

Total 1st Lien/Senior Secured Debt					454.61	456.01

1st Lien/First-Out Unitranche
Infogix, Inc. (+++)	Software	L + 4.75% (1.00% Floor)	12/31/2021	9.76	9.68	9.66

Total 1st Lien/First-Out Unitranche					9.68	9.66

2nd Lien/Senior Secured Debt
DiscoverOrg, LLC (+++)(3)	Software	L + 9.00% (1.00% Floor)	02/10/2022	8.00	7.86	7.86
GK Holdings, Inc. (+++)	IT Services	L + 9.50% (1.00% Floor)	01/20/2022	6.00	$5.90	$6.00

Total 2nd Lien/Senior Secured Debt					13.76	13.86

Total Corporate Debt					$478.05	$479.53

(+)	The interest rate on these loans is subject to the greater of a LIBOR floor or 1 month LIBOR plus a base rate. The 1 month LIBOR as of December 31, 2016 was 0.77%.
(++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 2 month LIBOR plus a base rate. The 2 month LIBOR as of December 31, 2016 was 0.82%.
(+++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 3 month LIBOR plus a base rate. The 3 month LIBOR as of December 31, 2016 was 1.00%.
(++++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 12 month LIBOR plus a base rate. The 12 month LIBOR as of December 31, 2016 was 1.69%.
(1)	Position or portion thereof unsettled as of December 31, 2016.
(2)	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date, that may expire prior to the maturity date stated.
(3)	We also hold a portion of the 2nd lien/senior secured debt in this portfolio company.
(4)	Initial investment was purchased at fair value from us in October 2014.
L	— LIBOR

Below is certain summarized balance sheet information for the Senior Credit Fund as of June 30, 2017, December 31, 2016 and December 31, 2015:

	As of
	June 30, 2017	December 31, 2016	December 31, 2015
	(in millions)
Selected Balance Sheet Information
Total investments, at fair value	$519.86	$481.47	$307.42
Cash and other assets	15.21	10.93	7.58

Total assets	535.07	492.40	315.00

Debt(1)	336.60	300.57	184.98
Other liabilities	8.82	35.04	40.22

Total liabilities	$345.42	$335.61	$225.20

Members’ equity	189.65	156.79	89.80

Total liabilities and members’ equity	$535.07	$492.40	$315.00

(1)	Net of deferred financing costs for the SPV I Term Loan Facility (as defined below) as of June 30, 2017, December 31, 2016 and December 31, 2015, which were in the amount of $2.64 million, $2.68 million and $0.57 million, respectively.

Below is certain summarized Statement of Operations information for the Senior Credit Fund for the three and six months ended June 30, 2017 and 2016, for the years ended December 31, 2016 and 2015 and the period ended December 31, 2014:

	For the Three Months Ended		For the Six Months Ended		For the Years Ended		For the period October 1, 2014 (commencement of operations) through Year End
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	December 31, 2016	December 31, 2015	December 31, 2014
	in millions
Selected Statement of Operations Information
Total investment income	$10.18	$6.32	$18.61	$11.32	$25.53	$14.68	$1.70
Expenses
Interest and other debt expenses	3.55	2.17	6.65	4.27	9.10	5.28	0.57
Excess loan origination and structuring fees	0.75	0.48	0.75	0.60	2.31	0.75	—
Organization Expense	—	—	—	—	—	—	0.23
Professional fees	$0.13	$0.10	$0.31	$0.21	$0.43	$0.32	$0.20
Administration and custodian fees	0.10	0.08	0.20	0.16	0.35	0.30	0.07
Other expenses	0.02	0.01	0.05	0.03	0.10	0.04	0.03
Total expenses	4.55	2.84	7.96	5.27	12.29	6.69	1.10
Net investment income (loss)	5.63	3.48	10.65	6.05	13.24	7.99	0.60
Net realized gain (loss) on investments	—	—	0.08	—	(0.02)	0.05	—
Net unrealized appreciation (depreciation) on investments	(2.23)	2.21	(1.57)	1.99	4.07	(1.87)	(0.73)

Net increase (decrease) in members’ equity	$3.40	$5.69	$9.16	$8.04	$17.29	$6.17	$(0.13)

Debt

On December 19, 2016, SPV I entered into an amended and restated credit facility (as amended, the “Asset Based Facility”), which, consists of a revolving credit facility (the “SPV I Revolving Credit Facility”), a term loan facility (the “SPV I Term Loan Facility”) and a Class B loan facility (the “SPV I Class B Facility”), with various lenders. For the Asset Based Facility, Natixis serves as the facility agent, and State Street Bank and Trust Company serves as the collateral agent. The Asset Based Facility includes a maximum borrowing capacity of $400.00 million. The SPV I Revolving Credit Facility provided for borrowings in an aggregate amount up to $120.00 million on a committed basis as of June 30, 2017. As of June 30, 2017, the SPV I Term Loan Facility consisted of a $240.00 million fully drawn term loan and the SPV I Class B Facility consisted of a $40.00 million fully drawn Class B loan.

As of June 30, 2017 and June 30, 2016, the SPV I’s outstanding borrowings under the Asset Based Facility were $339.24 million, and $303.25 million, respectively. The summary information of the Asset Based Facility for the three and six months ended June 30, 2017 and 2016 is as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	in millions
Borrowing interest expense	$3.22	$1.63	$5.96	$2.86
Facility fees	0.14	0.20	0.31	0.45
Amortization of financing costs	0.19	0.13	0.38	0.46

Total	$3.55	$1.96	$6.65	$3.77

Weighted average interest rate	3.6%	3.1%	3.6%	3.1%
Average outstanding balance	$355.79	$209.86	$338.99	$184.83

As of December 31, 2016, 2015 and 2014, SPV I’s outstanding borrowings under the Asset Based Facility were $303.25 million, $139.85 million and $17.00 million, respectively. The summary information of the Asset Based Facility for the years ended December 31, 2016, 2015 and the period ended December 31, 2014 is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	For the period November 19, 2014 (commencement of Asset Based Facility) through December 31, 2014
	in millions
Borrowing interest expense	$7.04	$2.59	$0.03
Facility fees	0.73	0.92	0.17
Amortization of financing costs	0.69	0.41	0.04

Total	$8.46	$3.92	$0.24

Weighted average interest rate	3.24%	2.76%	2.18%
Average outstanding balance	$217.19	$93.71	$11.86

The Senior Credit Fund had entered into a revolving credit facility (the “Subscription Facility”) with Versailles Assets LLC as lender, and with Natixis, New York Branch (“Natixis”) as the facility agent. The Subscription Facility provided for borrowings in an aggregate amount up to $50.00 million on a committed basis. The Senior Credit Fund’s obligations to Natixis and the lenders were secured by the unfunded subscriptions of us and Cal Regents, proceeds of such subscriptions and certain other assets. On September 30, 2016, the Senior

Credit Fund paid in full all loans outstanding and the Subscription Facility was terminated. In connection thereof, the related documents governing the Subscription Facility were also terminated. The summary information of the Subscription Facility for the three and six months ended June 30, 2017 and 2016 is as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	in millions
Borrowing interest expense	N/A	$0.17	N/A	$0.42
Facility fees	N/A	0.01	N/A	0.02
Amortization of financing costs	N/A	0.03	N/A	0.06
Total	N/A	$0.21	N/A	$0.50
Weighted average interest rate	N/A	2.5%	N/A	2.4%
Average outstanding balance	N/A	$27.74	N/A	$35.03

As of December 31, 2016, 2015 and 2014, the Senior Credit Fund’s outstanding borrowings under the Subscription Facility were $0.00, $45.70 million and $50.00 million, respectively. The summary information of the Subscription Facility for the years ended December 31, 2016, 2015 and the period ended December 31, 2014 is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	For the period October 3, 2014 (commencement of Subscription Facility) through December 31, 2014
	in millions
Borrowing interest expense	$0.50	$1.05	$0.24
Facility fees	0.04	—	—
Amortization of financing costs	0.09	0.31	0.09
Total	$0.63	$1.36	$0.33
Weighted average interest rate	2.47%	2.12%	2.04%
Average outstanding balance	$20.12	$49.73	$47.78

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The primary use of existing funds and any funds raised in the future is expected to be for our investments in portfolio companies, cash distributions to our stockholders or for other general corporate purposes, including paying for operating expenses or debt service to the extent we borrow or issue senior securities.

We expect to generate cash primarily from the net proceeds of any future offerings of securities, future borrowings and cash flows from operations. To the extent we determine that additional capital would allow us to take advantage of additional investment opportunities, if the market for debt financing presents attractively priced debt financing opportunities, or if our Board of Directors otherwise determines that leveraging our portfolio would be in our best interest and the best interests of our stockholders, we may enter into credit facilities in addition to our Revolving Credit Facility as discussed below, or issue other senior securities. We would expect any such credit facilities may be secured by certain of our assets and may contain advance rates based upon pledged collateral. The pricing and other terms of any such facilities would depend upon market conditions when we enter into any such facilities as well as the performance of our business, among other factors. In accordance with applicable SEC staff guidance and interpretations, as a BDC, with certain limited exceptions, we are only permitted to borrow amounts such that our asset coverage ratio, as defined in the Investment Company Act, is at least 2 to 1 after such borrowing.

As of June 30, 2017 and December 31, 2016, our asset coverage ratio was 2.77 to 1 and 2.32 to 1, respectively. We may also refinance or repay any of our indebtedness at any time based on our financial condition and market conditions.

As of June 30, 2017, we had cash of approximately $37.49 million, an increase of $32.93 million from December 31, 2016. Cash provided by operating activities for the six months ended June 30, 2017 was approximately $74.77 million, primarily driven by an increase in net assets resulting from operations of $19.15 million, proceeds from sales and principal repayments of $278.12 million and proceeds from other operating activities of $15.81 million, offset by net purchases of investments in the affiliated money market fund of $2.12 million, and purchases of investments of $236.19 million. Cash used by financing activities for the six months ended June 30, 2017 was approximately $41.84 million, primarily driven by repayments on debt of $267.25 million, distributions paid of $32.19 million, and other financing activities of $0.72 million, partially offset by proceeds from the issuance of common stock (net of underwriting and offering costs) of $81.57 million and borrowings on debt of $176.75 million.

As of June 30, 2016, we had cash of approximately $15.45 million, a decrease of $7.26 million from December 31, 2015. In addition, as of June 30, 2016, we had an investment in a money market fund managed by an affiliate of Group Inc. of $15.67 million, an increase of $5.55 million from December 31, 2015. Cash used by operating activities for the six months ended June 30, 2016 was approximately $24.18 million, primarily driven by purchases of investments of $93.86 million and net purchase of investments in the affiliated money market fund of $5.55 million, partially offset by an increase in net assets resulting from operations of $12.40 million, proceeds from sales and principal repayments of $35.53 million, and proceeds from other operating activities of $27.30 million. Cash used by financing activities for the six months ended June 30, 2016 was approximately $16.92 million, which was the result of proceeds from the borrowings on debt of $110.50 million, partially offset by repayments on debt of $60.95 million, distributions paid of $32.57 million, and other financing activities of $0.06 million.

As of December 31, 2016, we had cash of approximately $4.57 million, a decrease of $18.14 million from December 31, 2015. Cash used by operating activities for the year ended December 31, 2016 was approximately $31.35 million, primarily driven by purchases of investments of $310.17 million, partially offset by an increase in net assets resulting from operations of $40.65 million, proceeds from sales and principal repayments of $195.36 million, net purchase of investments in the affiliated money market fund of $10.12 million and proceeds from other operating activities of $32.69 million. Cash provided by financing activities for the year ended December 31, 2016 was approximately $13.21 million, primarily driven by proceeds from the borrowings on debt of $387.00 million, partially offset by repayments on debt of $303.25 million, distributions paid of $64.87 million, and other financing activities of $5.67 million.

As of December 31, 2015, we had cash of approximately $22.71 million, an increase of $14.10 million from December 31, 2014. In addition, as of December 31, 2015, we had an investment in a money market fund managed by an affiliate of Group Inc. of $10.12 million, a decrease of $19.45 million from December 31, 2014. Cash used by operating activities for the year ended December 31, 2015 was approximately $121.41 million, primarily driven by purchases of investments of $320.74 million, partially offset by an increase in net assets resulting from operations of $46.63 million, proceeds from sales and principal repayments of $131.09 million, proceeds from the net sale of investments in the affiliated money market fund of $19.45 million and other operating activities of $2.16 million. Cash provided by financing activities was approximately $135.51 million, which was the result of proceeds from the issuance of common stock (net of underwriting costs) of $135.11 million and borrowings on debt of $288.00 million, partially offset by repayments on debt of $219.00 million, distributions paid of $63.57 million, and other financing activities of $5.03 million.

To the extent permissible under the risk retention rules and applicable provisions of the Investment Company Act, we may raise capital by securitizing certain of our investments, including through the formation of one or more CLOs or asset based facilities, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. We may also pursue other forms of debt financing, including potentially from the Small Business Administration through a future small business investment company subsidiary (subject to regulatory approvals).

Equity Issuances

On March 23, 2015, we completed our IPO, issuing 6,000,000 shares of common stock at a public offering price of $20.00 per share. Net of offering and underwriting costs, we received cash proceeds of $114.57 million. In connection with the IPO, our Investment Adviser paid 70%, or approximately $5.04 million, of the sales load. In April 2015, we issued a total of 900,000 shares of our common stock pursuant to the exercise of the underwriters’ over-allotment option in connection with the IPO. Net of underwriting costs, we received additional total cash proceeds of $17.27 million. In addition, our Investment Adviser paid 70%, or approximately $0.76 million, of the sales load.

There were no sales of our common stock during the year ended December 31, 2016.

On May 24, 2017, we completed a follow-on offering under our shelf registration statement, issuing 3,250,000 shares of our common stock at a public offering price of $22.50 per share. Net of offering and underwriting costs, we received cash proceeds of $69.65 million.

On May 26, 2017, we sold an additional 487,500 shares of our common stock pursuant to the underwriters’ exercise of the option to purchase additional shares we granted in connection with the aforementioned offering. Net of underwriting costs, we received additional cash proceeds of $10.64 million.

10b5-1 Plan

GS & Co. adopted a 10b5-1 plan (the “GS 10b5-1 Plan”) in accordance with Rules 10b5-1 and 10b-18 under the Exchange Act, which provided for the purchase by GS & Co. in the open market of up to the lesser of (i) $25.00 million in the aggregate of our common stock and (ii) such amount that would not bring its collective ownership (with Group Inc.) of our common stock over 19.9%. The GS 10b5-1 Plan expired on March 18, 2016. The GS 10b5-1 Plan required GS & Co. to purchase shares of our common stock when the market price per share was below our most recently reported NAV per share (including any updates, corrections or adjustments publicly announced by us to any previously announced NAV per share). The purchase of shares by GS & Co. pursuant to the GS 10b5-1 Plan was intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Exchange Act, and was otherwise subject to applicable law. Under the GS 10b5-1 Plan, GS & Co. increased the volume of purchases made anytime the market price per share of our common stock declined below the most recently reported NAV per share, subject to volume restrictions. Purchases of our common stock by GS & Co. under the GS 10b5-1 Plan may have resulted in the price of our common stock being higher than the price that otherwise might have existed in the open market. For the period January 1, 2016 through March 18, 2016, GS & Co. purchased 432,638 shares of our common stock pursuant to the GS 10b5-1 Plan.

Common Stock Repurchase Plan

In February 2015, our Board of Directors approved a common stock repurchase plan (the “Company Repurchase Plan”), which authorized our purchase of up to $35.00 million of our common stock in the open market during open trading periods. No repurchases were made pursuant to the Company Repurchase Plan which expired on March 18, 2016.

In February 2016, our Board of Directors authorized us to repurchase up to $25.00 million of our common stock if the stock trades below the most recently announced NAV per share (including any updates, corrections or adjustments publicly announced by us to any previously announced NAV per share), from March 18, 2016 to March 18, 2017, subject to certain limitations. In February 2017, our Board of Directors renewed its authorization of the stock repurchase plan to extend the expiration to March 18, 2018.

In connection with this authorization, we entered into a 10b5-1 plan (the “Company 10b5-1 Plan”). The Company 10b5-1 Plan provides that purchases will be conducted on the open market on a programmatic basis in accordance with Rules 10b5-1 and 10b-18 under the Exchange Act and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances. No purchases will be effected pursuant to the Company 10b5-1 Plan if such purchase would (i) cause the aggregate ownership of our outstanding stock by Group Inc. and GS & Co. to equal or exceed 25.0% (due to the reduction in outstanding shares of stock as a result of purchase) or (ii) cause our debt/equity ratio to exceed 0.75. The Company 10b5-1 Plan initially took effect on March 18, 2016 (with any purchases to commence after the opening of NYSE trading on March 21, 2016), was subsequently renewed, and is scheduled to expire on March 18, 2018. Further, no purchases will be effected during the applicable restricted period under Regulation M as a result of an offering of securities by us or for a period of 60 days after the expiration of any overallotment option included in any common equity offering.

Repurchases of our common stock under the Company 10b5-1 Plan or otherwise may result in the price of our common stock being higher than the price that otherwise might exist in the open market. For the three and six months ended June 30, 2017 and for the year ended December 31, 2016, we did not repurchase any of our common stock pursuant to the Company 10b5-1 Plan or otherwise.

Dividend Reinvestment Plan

Concurrent with the IPO, we adopted a dividend reinvestment plan that provides for reinvestment of all cash distributions declared by the Board of Directors unless a stockholder elects to “opt out” of the plan. As a result, if the Board of Directors declares a cash distribution, then the stockholders who have not “opted out” of the dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of common stock, rather than receiving the cash distribution. Due to regulatory considerations, Group Inc. has opted out of the dividend reinvestment plan, and GS & Co. has opted out of the dividend reinvestment plan in respect of any shares of our common stock acquired through the GS 10b5-1 Plan. The following table summarizes shares distributed pursuant to the dividend reinvestment plan during the six months ended June 30, 2017 to stockholders who had not opted out of the dividend reinvestment plan.

Date Declared	Record Date	Payment Date	Shares
November 1, 2016	December 31, 2016	January 17, 2017	11,124
February 22, 2017	March 31, 2017	April 17, 2017	11,202

The following table summarizes shares distributed pursuant to the dividend reinvestment plan during the year ended December 31, 2016 to stockholders who had not opted out of the dividend reinvestment plan.

Date Declared	Record Date	Payment Date	Shares
November 3, 2015	December 31, 2015	January 28, 2016	8,206
February 25, 2016	March 31, 2016	April 15, 2016	5,555
May 3, 2016	June 30, 2016	July 15, 2016	8,937
August 2, 2016	September 30, 2015	October 17, 2016	10,288

Contractual Obligations

We have entered into certain contracts under which we have future commitments. Payments under the Investment Management Agreement, pursuant to which GSAM has agreed to serve as our investment adviser, are equal to (1) a percentage of value of our average gross assets and (2) a two-part Incentive Fee. Under the Administration Agreement, pursuant to which State Street Bank and Trust Company has agreed to furnish us with the administrative services necessary to conduct our day-to-day operations, we pay our administrator such fees as may be agreed between us and our administrator that we determine are commercially reasonable in our sole discretion. Either party or the stockholders, by a vote of a majority of our outstanding voting securities, may terminate the Investment Management Agreement without penalty on at least 60 days’ written notice to the other party. Either party may terminate the Administration Agreement without penalty upon at least 30 days’ written notice to the other party.

The following table shows our contractual obligations as of June 30, 2017:

	Payments Due by Period (Millions)
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Revolving Credit Facility	$297.25	$—	$—	$297.25	$—
Convertible Notes	$115.00	$—	$—	$115.00	$—

Revolving Credit Facility

On September 19, 2013, we entered into the Revolving Credit Facility with various lenders. SunTrust Bank serves as administrative agent and Bank of America N.A. serves as syndication agent. On October 3, 2014, we amended and restated the Revolving Credit Facility to, among other things: increase the aggregate borrowing amount on a committed basis, increase the total borrowing capacity, extend the maturity date, and reduce the applicable margin of borrowings. On January 16, 2015, we exercised the right under the accordion feature and increased the size of the Revolving Credit Facility to $535.00 million, on a committed basis. On March 27, 2015, we exercised the right under the accordion feature and increased the size of the Revolving Credit Facility to $560.00 million, on a committed basis. On November 3, 2015, we amended the Revolving Credit Facility to, among other things:

•	increase the aggregate borrowing amount to $570.00 million on a committed basis;

•	increase the total borrowing capacity to a maximum of $1,000.00 million;

•	extend the final maturity date to November 4, 2020; and

•	reduce the applicable margin of borrowings with respect to (i) any loan bearing interest at a rate determined by reference to the alternate base rate from 1.25% to 0.75% or 1.00%, subject to borrowing base conditions and (ii) any loan bearing interest at a rate determined by reference to the adjusted LIBOR rate from 2.25% to 1.75% or 2.00%, subject to borrowing base conditions.

On December 16, 2016, we further amended the Revolving Credit Facility to, among other things:

•	increase aggregate borrowing amount to $605.00 million on a committed basis; and

•	extend the final maturity date to December 16, 2021.

Borrowings under the Revolving Credit Facility, including amounts drawn in respect of letters of credit, bear interest (at the Company’s election) of either LIBOR plus an applicable margin or applicable margin plus the higher of the Prime Rate, Federal Funds Rate plus 0.5% or overnight LIBOR plus 1.0%. Interest is payable quarterly in arrears. We pay a fee of 0.375% per annum on committed but undrawn amounts under the Revolving Credit Facility, payable quarterly in arrears. Any amounts borrowed under the Revolving Credit Facility will mature, and all accrued and unpaid interest will be due and payable, on December 16, 2021.

The Revolving Credit Facility may be guaranteed by certain of our domestic subsidiaries that are formed or acquired by us in the future (collectively, the “Guarantors”). The Senior Credit Fund is not a Guarantor of the Revolving Credit Facility. Proceeds from borrowings may be used for general corporate purposes, including the funding of portfolio investments.

Our obligations to the lenders under the Revolving Credit Facility are secured by a first priority security interest in substantially all of our portfolio of investments and cash, with certain exceptions. The Revolving Credit Facility contains certain customary covenants, including: (i) maintaining a minimum shareholder’s equity of $530.65 million, subject to increase from certain equity sales, (ii) maintaining an asset coverage ratio of at least 2 to 1, (iii) maintaining a minimum liquidity test of at least 10% of the “covered debt amount” during any period when the “adjusted covered debt balance” is greater than 90% of the “adjusted borrowing base,” as such quoted terms are defined in the Revolving Credit Facility and (iv) restrictions on industry concentrations in our investment portfolio. We are in compliance with these covenants.

The Revolving Credit Facility also includes customary representations and warranties, conditions precedent to funding of draws and events of default.

Convertible Notes

On October 3, 2016, we closed an offering of $115.00 million aggregate principal amount of unsecured Convertible Notes, which included $15.00 million aggregate principal amount issued pursuant to the initial purchasers’ exercise in full of an over-allotment option. The Convertible Notes were issued pursuant to an indenture, dated October 3, 2016, between us and Wells Fargo Bank, National Association, as Trustee. Wells Fargo Bank, National Association and/or its affiliates provide bank lending and distribution services to certain Goldman Sachs funds. The Convertible Notes bear interest at a rate of 4.50% per year, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2017. The Convertible Notes will mature on April 1, 2022, unless repurchased or converted in accordance with their terms prior to such date. In certain circumstances, the Convertible Notes will be convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, based on an initial conversion rate of 40.8397 shares of our common stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $24.49 per share of common stock, subject to customary anti-dilution adjustments and the other terms of the indenture governing the Convertible Notes. The conversion price is approximately 10.0% above the $22.26 per share closing price of our common stock on September 27, 2016. We will not have the right to redeem the Convertible Notes prior to maturity. The sale of the Convertible Notes generated net proceeds of approximately $110.90 million. We used the net proceeds of the offering to pay down debt under the Revolving Credit Facility.

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding October 1, 2021 only under the following circumstances: (1) during any calendar quarter commencing after December 31, 2016, if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or (3) upon the occurrence of specified corporate events. On or after October 1, 2021, until the close of business on the scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the occurrence or nonoccurrence of any of the foregoing circumstances.

The Convertible Notes are accounted for in accordance with Accounting Standards Codification (“ASC”) Topic 470-20, “Debt with Conversion and Other Options.” Upon conversion of any of the Convertible Notes, we intend to pay the outstanding principal amount in cash and, to the extent that the conversion value exceeds the principal amount, we have the option to pay the excess amount in cash or shares of our common stock (or a combination of cash and shares), subject to the requirements of the respective indenture. We have determined that the embedded conversion options in the Convertible Notes are not required to be separately accounted for as derivatives under ASC 815, “Derivatives and Hedging.” At the time of issuance the values of the debt and equity components of the Convertible Notes were approximately 99.4% and 0.6%, respectively.

The OID equal to the equity component of the Convertible Notes was recorded in “paid-in capital in excess of par” in the accompanying Consolidated Statements of Assets and Liabilities. We record interest expense comprised of both stated interest and amortization of the OID. At the time of issuance, the equity component of the Convertible Notes was $0.74 million. Additionally, the issuance costs associated with the Convertible Notes were allocated to the debt and equity components in proportion to the allocation of the values at the time of issuance and accounted for as debt issuance costs and equity issuance costs, respectively.

HEDGING

Subject to applicable provisions of the Investment Company Act and applicable CFTC regulations, we may enter into hedging transactions in a manner consistent with SEC guidance. To the extent that any of our loans is denominated in a currency other than U.S. dollars, we may enter into currency hedging contracts to reduce our exposure to fluctuations in currency exchange rates. We may also enter into interest rate hedging agreements. Such hedging activities, which will be subject to compliance with applicable legal requirements, may include the use of futures, options, swaps and forward contracts. Costs incurred in entering into such contracts or in settling them, if any, will be borne by us. The Investment Adviser has claimed no-action relief from CFTC registration and regulation as a commodity pool operator pursuant to the BDC CFTC No-Action Letter with respect to our operations, with the result that we will be limited in our ability to use futures contracts or options on futures contracts or engage in swap transactions. Specifically, the BDC CFTC No-Action Letter imposes strict limitations on using such derivatives other than for hedging purposes, whereby the use of derivatives not used solely for hedging purposes is generally limited to situations where (i) the aggregate initial margin and premiums required to establish such positions does not exceed five percent of the liquidation value of our portfolio, after taking into account unrealized profits and unrealized losses on any such contracts it has entered into; or (ii) the aggregate net notional value of such derivatives does not exceed 100% of the liquidation value of our portfolio. Moreover, we anticipate entering into transactions involving such derivatives to a very limited extent solely for hedging purposes or otherwise within the limitations of the BDC CFTC No-Action Letter. As of June 30, 2017 and December 31, 2016, no hedging arrangements were used.

OFF-BALANCE SHEET ARRANGEMENTS

We may become a party to financial instruments with off-balance sheet risk in the normal course of our business to fund investments and to meet the financial needs of our portfolio companies. These instruments may include commitments to extend credit and involve, to varying degrees, elements of liquidity and credit risk in excess of the amount recognized in the balance sheet. As of June 30, 2017, we believed that we had adequate financial resources to satisfy our unfunded commitments. As of June 30, 2017 and December 31, 2016, our unfunded commitments to provide funds to portfolio companies were as follows:

	As of
	June 30, 2017	December 31, 2016
	in millions
Unfunded Commitments
First Lien/Senior Secured Debt	$13.76	$6.80
First Lien/Last-Out Unitranche	0.67	—

Total	$14.43	$6.80

RECENT DEVELOPMENTS

As of June 30, 2017, we held two tranches of loans to Kawa Solar Holdings Limited (“Kawa”) comprised of $6.84 million par value of revolving first lien debt and $10.54 million of a first lien guarantee facility that was collateralized by cash. In July 2017, Kawa completed a capital restructuring whereby $4.70 million of the first lien revolver debt was exchanged into common equity of Conergy Asia Holdings

Limited, a UK limited company that was formed to purchase and own the shares of Conergy Asia & ME Pte. Ltd., a subsidiary of Kawa. The remaining revolver was exchanged into a non-interest bearing first lien loan and we funded our pro rata share of $0.40 million of new first lien revolver. As a result of the exchange of the first lien revolver into non-interest bearing debt and non-income producing equity in connection with this restructuring, the investment was taken off of non-accrual status. The $10.54 million of first lien guarantee facility debt in Kawa was amended to convert the coupon to PIK.

On July 31, 2017, we and Cal Regents, as members of the Senior Credit Fund, entered into an amendment to the amended and restated limited liability company agreement of the Senior Credit Fund to extend the investment period for the Senior Credit Fund from August 1, 2017 to November 1, 2017.

On August 1, 2017, our Board of Directors declared a quarterly distribution of $0.45 per share payable on October 16, 2017 to holders of record as of September 29, 2017.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially. In addition to the discussion below, our critical accounting policies are further described in the notes to the consolidated financial statements.

Valuation of Portfolio Investments

As a BDC, we conduct the valuation of our assets, pursuant to which our NAV is determined, at all times consistent with GAAP and the Investment Company Act. Our Board of Directors, with the assistance of our Audit Committee, determines the fair value of our assets within the meaning of the Investment Company Act, on at least a quarterly basis, in accordance with the terms of ASC 820. Our valuation procedures are described in more detail below.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same—to estimate the price when an orderly transaction to sell the asset or transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

ASC 820 establishes a hierarchal disclosure framework which ranks the observability of inputs used in measuring financial instruments at fair value. The observability of inputs is impacted by a number of factors, including the type of financial instruments and their specific characteristics. Financial instruments with readily available quoted prices, or for which fair value can be measured from quoted prices in active markets, generally will have a higher degree of market price observability and a lesser degree of judgment applied in determining fair value. The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities.

The three-level hierarchy for fair value measurement is defined as follows:

Level 1—inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 include unrestricted securities, including equities and derivatives, listed in active markets.

Level 2—inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The type of financial instruments in this category includes less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities, and certain over-the-counter derivatives where the fair value is based on observable inputs.

Level 3—inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately held entities and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the financial instrument.

Currently, the majority of our investments fall within Level 3 of the fair value hierarchy. We do not expect that there will be readily available market values for most of the investments which are in our portfolio, and we value such investments at fair value as determined in good faith by or under the direction of our Board of Directors using a documented valuation policy, described below, and a consistently applied valuation process.

The factors that may be taken into account in pricing our investments at fair value include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, and the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors. Available current market data are considered such as applicable market yields and multiples of publicly traded securities, comparison of financial ratios of peer companies, and changes in the interest rate environment and the credit markets that may affect the price at which similar investments would trade in their principal market, and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we consider the pricing indicated by the external event to corroborate or revise our valuation.

With respect to investments for which market quotations are not readily available, or for which market quotations are deemed not reflective of the fair value, the valuation procedures adopted by our Board of Directors contemplates a multi-step valuation process each quarter, as described below:

(1)	Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our Investment Adviser responsible for the portfolio investment;

(2)

Our Board of Directors also engages independent valuation firms (the “Independent Valuation Advisors”) to provide independent valuations of the investments for which market quotations are not readily available, or are readily available but deemed not reflective of the fair value of an investment. The Independent Valuation Advisors independently value such investments using quantitative and qualitative information provided by the investment professionals of the Investment Adviser as well as any market quotations obtained from independent pricing services, brokers, dealers or market dealers. The Independent Valuation Advisors also provide analyses to support their valuation methodology and calculations. The Independent Valuation Advisors provide an opinion on a final range of values on such investments to our Board of Directors or the Audit Committee. The Independent Valuation Advisors define fair value in accordance with ASC 820 and utilize valuation approaches including the market approach, the income approach or both. A portion of the portfolio is reviewed on a quarterly basis, and all investments in the portfolio for which market quotations are not readily available, or are readily available, but deemed not reflective of the fair value of an investment, are reviewed at least annually by an Independent Valuation Advisor;

(3)	The Independent Valuation Advisors’ preliminary valuations are reviewed by our Investment Adviser and the Valuation Oversight Group (“VOG”), a team that is part of the Controllers Department within the Finance Division of Goldman Sachs. The Independent Valuation Advisors’ ranges are compared to our Investment Adviser’s valuations to ensure our Investment Adviser’s valuations are reasonable. VOG presents the valuations to the Private Investment Sub-Committee of the Investment Management Division Valuation Committee, which is comprised of representatives from GSAM who are independent of the investment making decision process;

(4)	The Investment Management Division Valuation Committee ratifies fair valuations and makes recommendations to the Audit Committee of the Board of Directors;

(5)	The Audit Committee of our Board of Directors reviews valuation information provided by the Investment Management Division Valuation Committee, our Investment Adviser and the Independent Valuation Advisors. The Audit Committee then assesses such valuation recommendations; and

(6)	Our Board of Directors discusses the valuations and, within the meaning of the Investment Company Act, determines the fair value of our investments in good faith, based on the input of our Investment Adviser, the Independent Valuation Advisors and the Audit Committee.

Investment Transactions and Related Investment Income

We record our investment transactions on a trade date basis. Realized gains and losses are based on the specific identification method. Dividend income on common equity investments are recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies. Interest income and dividend income are presented net of withholding tax, if any. Accretion of discounts and amortization of premiums, which are included in interest income and expense, are recorded over the life of the underlying instrument using the effective interest method.

Fair value generally is based on quoted market prices, broker or dealer quotations, or alternative price sources. In the absence of quoted market prices, broker or dealer quotations, or alternative price sources, investments in securities are measured at fair value as determined by our Investment Adviser and/or by one or more independent third parties.

Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material. For additional information, see Note 2 “Significant Accounting Policies” to our consolidated financial statements included in this prospectus.

Non-Accrual Status

Loans or debt securities are placed on non-accrual status when it is probable that principal or interest will not be collected according to the contractual terms. Accrued interest generally is reversed when a loan or debt security is placed on non-accrual status. Interest payments received on non-accrual loans or debt securities may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans and debt securities are restored to accrual status when past due principal and interest is paid and, in management’s judgment, principal and interest payments are likely to remain current. We may make exceptions to this treatment if the loan has sufficient collateral value and is in the process of collection. As of June 30, 2017, we had two investments on non-accrual status, which represented 0.7% and 0.2% of the total investments (excluding an investment in a money market fund managed by an affiliate of Group Inc. of $2.12 million) at amortized cost and at fair value, respectively. As of December 31, 2016, we had two investments on non-accrual status, which represented 3.8% and 1.4% of the total investments (excluding an investment in a money market fund managed by an affiliate of Group Inc. of $0.00 million) at amortized cost and at fair value, respectively. As of December 31, 2015, we had no investments on non-accrual status.

Distribution Policy

We intend to pay quarterly distributions to our stockholders out of assets legally available for distribution. Future quarterly distributions, if any, will be determined by our Board of Directors. All distributions will be subject to lawfully available funds therefor, and no assurance can be given that we will be able to declare distributions in future periods.

We have elected to be treated, and expect to qualify annually, as a RIC under Subchapter M of the Code, commencing with our taxable year ended December 31, 2013. To obtain and maintain RIC status, we must, among other things, timely distribute to our stockholders at least 90% of our investment company taxable income for each taxable year. We intend to timely distribute to our stockholders substantially all of our annual taxable income for each year, except that we may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, we may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. The distributions we pay to our stockholders in a year may exceed our net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The specific tax characteristics of our distributions will be reported to stockholders after the end of the calendar year. Stockholders should read carefully any written disclosure regarding a distribution from us and should not assume that the source of any distribution is our net ordinary income or capital gains.

We have adopted an “opt out” dividend reinvestment plan for our common stockholders. As a result, if our Board of Directors declares a cash distribution, each stockholder that has not “opted out” of our dividend reinvestment plan will have its distribution automatically reinvested in additional shares of our common stock rather than receiving the cash distribution. Stockholders who receive distributions in the form of shares of common stock will generally be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions; however, since their cash distributions will be reinvested, those stockholders will not receive cash with which to pay any applicable taxes. Due to regulatory considerations, Group Inc. has opted out of the dividend reinvestment plan, and GS & Co. has opted out of the dividend reinvestment plan in respect of any shares of our common stock acquired through the GS 10b5-1 Plan.

Federal Income Taxes

As a RIC, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our stockholders as dividends. To maintain our RIC status, we must meet specified source-of-income and asset diversification requirements and timely distribute to our stockholders at least 90% of our investment company taxable income for each year. Depending upon the level of taxable income earned in a year, we may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. We generally will be required to pay such U.S. federal excise tax if our distributions during a calendar year do not exceed the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years.

Because federal income tax regulations differ from GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified among capital accounts in the consolidated financial statements to reflect their tax character. Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to financial market risks, most significantly changes in interest rates. Interest rate sensitivity refers to the change in our earnings that may result from changes in the level of interest rates. Because we expect to fund a portion of our investments with borrowings, our net investment income is expected to be affected by the difference between the rate at which we invest and the rate at which we borrow. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

As of June 30, 2017 and December 31, 2016, on a fair value basis, approximately 4.1% and 7.2%, respectively, of our performing debt investments bore interest at a fixed rate (including income producing preferred stock investments), and approximately 95.9% and 92.8%, respectively, of our performing debt investments bore interest at a floating rate. Our borrowings under the Revolving Credit Facility bear interest at a floating rate and the Convertible Notes bear interest at a fixed rate.

We regularly measure our exposure to interest rate risk. We assess interest rate risk and manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities.

Based on our June 30, 2017 balance sheet, the following table shows the annual impact on net income of base rate changes in interest rates (considering interest rate floors for variable rate instruments) assuming no changes in our investment and borrowing structure:

As of June 30, 2017 Basis Point Change	Interest Income	Interest Expense	Net Income
(in millions)
Up 300 basis points	$25.93	$(8.32)	$17.61
Up 200 basis points	17.29	(5.55)	11.74
Up 100 basis points	8.64	(2.77)	5.87
Up 75 basis points	6.48	(2.08)	4.40
Up 50 basis points	4.32	(1.39)	2.93
Up 25 basis points	2.15	(0.70)	1.45
Down 25 basis points	(1.89)	0.69	(1.20)
Down 50 basis points	(2.30)	1.39	(0.91)
Down 75 basis points	(2.40)	2.08	(0.32)
Down 100 basis points	(2.45)	2.77	0.32
Down 200 basis points	(2.49)	3.40	0.91
Down 300 basis points	(2.49)	3.40	0.91

Based on our December 31, 2016 balance sheet, the following table shows the annual impact on net income of base rate changes in interest rates (considering interest rate floors for variable rate instruments) assuming no changes in our investment and borrowing structure:

As of December 31, 2016 Basis Point Change	Interest Income	Interest Expense	Net Income
(in millions)
Up 300 basis points	$25.39	$(10.86)	$14.53
Up 200 basis points	16.54	(7.24)	9.30
Up 100 basis points	7.69	(3.62)	4.07
Up 75 basis points	5.47	(2.71)	2.76
Up 50 basis points	3.26	(1.81)	1.45
Up 25 basis points	1.18	(0.90)	0.28
Down 25 basis points	(0.13)	0.90	0.77
Down 50 basis points	(0.20)	1.81	1.61
Down 75 basis points	(0.24)	2.71	2.47
Down 100 basis points	(0.29)	2.79	2.50
Down 200 basis points	(0.43)	2.79	2.36
Down 300 basis points	(0.43)	2.79	2.36

We may, in the future, hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the Investment Company Act, applicable CFTC regulations and in a manner consistent with SEC guidance. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates.

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of June 30, 2017, December 31, 2016, December 31, 2015 and December 31, 2014. The report of our independent registered public accounting firm, PricewaterhouseCoopers LLP, on the senior securities table as of December 31, 2016, December 31, 2015 and December 31, 2014 is attached as an exhibit to the registration statement of which this prospectus is a part. There were no senior securities outstanding as of December 31, 2013 and December 31, 2012.

Class and Period Ended	Total Amount Outstanding Exclusive of Treasury Securities (1) ($ in Millions)	Asset Coverage per Unit (2)		Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
Revolving Credit Facility
June 30, 2017 (Unaudited)	$297.25		$2,772.46	—	N/A
December 31, 2016	$387.75		$2,323.00	—	N/A
December 31, 2015	$419.00		$2,643.56	—	N/A
December 31, 2014	$350.00		$2,641.66	—	N/A
December 31, 2013	$0.00	$	N/A	—	N/A
December 31, 2012 (5)	$0.00	$	N/A	—	N/A
Convertible Notes due 2022
June 30, 2017 (Unaudited)	$115.00		$2,772.46	—	N/A
December 31, 2016 (6)	$115.00		$2,323.00	—	N/A

(1)	Total amount of each class of senior securities outstanding, excluding the impact of deferred financing costs, at the end of the period presented.
(2)	Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.
(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.
(4)	Not applicable because senior securities are not registered for public trading.
(5)	The Revolving Credit Facility was entered into on September 19, 2013.
(6)	$115 million aggregate principal amount of Convertible Notes were issued on October 3, 2016.

BUSINESS

Goldman Sachs BDC, Inc.

We are a specialty finance company focused on lending to middle-market companies. We are a closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act. In addition, we have elected to be treated as a RIC under Subchapter M of the Code, commencing with our taxable year ended December 31, 2013. From our formation in 2012 through June 30, 2017, we have originated more than $2.17 billion in aggregate principal amount of debt and equity investments prior to any subsequent exits and repayments. We seek to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, unitranche, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments. Unitranche loans are first lien loans that may extend deeper in a company’s capital structure than traditional first lien debt and may provide for a waterfall of cash flow priority between different lenders in the unitranche loan. In a number of instances, we may find another lender to provide the “first out” portion of such loan and retain the “last out” portion of such loan, in which case, the “first out” portion of the loan would generally receive priority with respect to payment of principal, interest and any other amounts due thereunder over the “last out” portion that we would continue to hold. In exchange for the greater risk of loss, the “last out” portion generally earns a higher interest rate. We use the term “mezzanine” to refer to debt that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. We may make multiple investments in the same portfolio company.

We invest primarily in U.S. middle-market companies, which we believe are underserved by traditional providers of capital such as banks and the public debt markets. In describing our business, we generally use the term “middle market companies” to refer to companies with EBITDA of between $5 million and $75 million annually. However, we may from time to time invest in larger or smaller companies. We generate revenues primarily through receipt of interest income from the investments we hold. In addition, we generate income from various loan origination and other fees, dividends on direct equity investments and capital gains on the sales of investments. Fees received from portfolio companies (directors’ fees, consulting fees, administrative fees, tax advisory fees and other similar compensation) are paid to us, unless, to the extent required by applicable law or exemptive relief therefrom, we only receive our allocable portion of such fees when invested in the same portfolio company as another account managed by Goldman Sachs. The companies in which we invest use our capital for a variety of purposes, including to support organic growth, fund acquisitions, make capital investments or refinance indebtedness.

Investment Strategy

Our origination strategy focuses on leading the negotiation and structuring of the loans or securities in which we invest and holding the investments in our portfolio to maturity. In many cases, we are the sole investor in the loan or security in our portfolio. Where there are multiple investors, we generally seek to control or obtain significant influence over the rights of investors in the loan or security. Our investments typically have maturities between three and ten years and generally range in size between $10 million and $75 million, although we may make larger or smaller investments on occasion. In addition, part of our strategy involves an investment in a joint venture, the Senior Credit Fund, with the Cal Regents. The Senior Credit Fund’s principal purpose is to make investments, either directly or indirectly through its wholly owned subsidiary, SPV I, primarily in senior secured loans to middle-market companies.

Investment Portfolio

As of June 30, 2017 and December 31, 2016, our portfolio (excluding our investment in a money market fund managed by an affiliate of Group Inc. of $2.12 million and $0.00 million, respectively) consisted of the following:

	As of
	June 30, 2017			December 31, 2016
Investment Type	Amortized Cost	Fair Value	Percentage of Total Portfolio at Fair Value	Amortized Cost	Fair Value	Percentage of Total Portfolio at Fair Value
	($ in millions)			($ in millions)
First Lien/Senior Secured Debt	$369.90	$363.76	32.7%	$436.90	$421.03	36.1%
First Lien/Last-Out Unitranche	334.93	306.48	27.6	329.45	310.25	26.6
Second Lien/Senior Secured Debt	316.64	317.25	28.5	352.70	336.18	28.8
Unsecured Debt	3.30	3.30	0.3	3.12	3.12	0.3
Preferred Stock	11.15	11.24	1.0	11.12	11.83	1.0
Common Stock	21.43	15.00	1.4	11.63	6.49	0.5
Investment Funds & Vehicles	94.34	94.82	8.5	77.59	78.39	6.7

Total Investments	$1,151.69	$1,111.85	100.0%	$1,222.51	$1,167.29	100.0%

As of June 30, 2017, our portfolio consisted of 65 investments in 45 portfolio companies across 27 different industries. The largest industries in our portfolio, based on fair value as of June 30, 2017, were Software, Diversified Telecommunication Services, Investment Funds & Vehicles and Air Freight & Logistics, which represented 9.9%, 8.6%, 8.5% and 6.2%, respectively, of our portfolio at fair value.

As of June 30, 2017, on a fair value basis, approximately 4.1% of our performing debt investments bore interest at a fixed rate (including income producing preferred stock investments), and approximately 95.9% of our performing debt investments bore interest at a floating rate, which was primarily LIBOR plus a spread.

The geographic composition of our portfolio at fair value at June 30, 2017 was United States 98.8%, Germany 1.1% and Canada 0.1%.

As of June 30, 2017, the weighted average yield of our total portfolio (excluding our investment in a money market fund managed by an affiliate of Group Inc.) at amortized cost and fair value (both of which include interest income and amortization of fees and discounts) was 10.8% and 12.5%, respectively. The weighted average yield of our portfolio investments does not represent the total return to the Company’s stockholders because it does not reflect our expenses and the sales load, if any, paid by investors. As of June 30, 2017, the weighted average net debt to EBITDA and the weighted average interest coverage ratio of our portfolio companies was 5.0 times and 2.6 times, respectively. The weighted average net debt to EBITDA represents the weighted average ratio of our portfolio companies’ debt (net of cash), including all of our investment and the amount of debt senior to us, to our portfolio companies’ EBITDA. The weighted average interest coverage ratio (EBITDA to total interest expense) of our portfolio companies reflects our portfolio companies’ EBITDA as a multiple of their interest expense. Portfolio company statistics have been calculated as a percentage of debt investments and income producing preferred investments, including the underlying debt investments in the Senior Credit Fund and excluding collateral loans where net debt to EBITDA may not be the appropriate measure of credit risk. Portfolio company statistics are derived from the most recently available financial statements of each portfolio company as of the reported year ended date.

As of June 30, 2017, we and Cal Regents had subscribed to fund and contributed the following in the Senior Credit Fund:

	June 30, 2017
	Subscribed to fund	Contributed
	($ in millions)
Company	$100.00	$94.34
Cal Regents	100.00	94.34

Total	$200.00	$188.68

As of June 30, 2017, the Senior Credit Fund had total investments in senior secured debt at fair value of $502.43 million. As of June 30, 2017, the Senior Credit Fund had no investments on non-accrual status. In addition, as of June 30, 2017, the Senior Credit Fund had an investment in a money market fund managed by an affiliate of Group Inc. with a total fair value of $17.43 million. Additionally, as of June 30, 2017, the Senior Credit Fund had six unfunded commitments totaling $12.55 million.

Below is a summary of the Senior Credit Fund’s portfolio (excluding an investment in a money market fund managed by an affiliate of Group Inc.) as of June 30, 2017:

June 30, 2017
Number of portfolio companies	35
Total senior secured debt (1)	$520.80 million
Largest loan to a single borrower (1)	$24.95 million
Weighted average current interest rate on senior secured debt (2)	7.0%
Percentage of performing debt bearing a floating rate (3)	100.0%
Percentage of performing debt bearing a fixed rate (3)	—%
Weighted average leverage (net debt/EBITDA) (4)	4.1x
Weighted average interest coverage (4)	3.1x
Median EBITDA (4)	$43.96 million

(1)	At par amount.
(2)	Computed as the (a) annual stated interest rate on accruing senior secured debt divided by (b) total senior secured debt at par amount.
(3)	Measured on a fair value basis.
(4)	For a particular portfolio company of the Senior Credit Fund, EBITDA typically represents net income before net interest expense, income tax expense, depreciation and amortization. The net debt to EBITDA represents the ratio of a portfolio company’s total debt (net of cash) and excluding debt subordinated to the Senior Credit Fund’s investment in a portfolio company, to a portfolio company’s EBITDA. The interest coverage ratio represents the ratio of a portfolio company’s EBITDA as a multiple of interest expense. Weighted average net debt to EBITDA is weighted based on the fair value of the Senior Credit Fund’s debt investments. Weighted average interest coverage is weighted based on the fair value of the Senior Credit Fund’s performing debt investments. Median EBITDA is based on the Senior Credit Fund’s debt investments. Portfolio company statistics are derived from the most recently available financial statements of each portfolio company of the Senior Credit Fund as of the respective reported end date. Statistics of the Senior Credit Fund’s portfolio companies have not been independently verified by us and may reflect a normalized or adjusted amount.

As of June 30, 2017, the Senior Credit Fund was invested across 20 different industries. The largest industries in the Senior Credit Fund’s portfolio, based on fair value as of June 30, 2017, were IT Services, Software, Internet Software & Services and Capital Markets, which represented 10.4%, 8.4%, 7.2% and 7.0%, respectively, of the Senior Credit Fund’s portfolio at fair value.

Corporate Structure

We were formed as a private fund in September 2012 and commenced operations in November 2012, using seed capital contributions we received from Group Inc. In March 2013, we elected to be treated as a BDC. We have elected to be treated, and expect to qualify annually, as a RIC under Subchapter M of the Code, commencing with our taxable year ended December 31, 2013. On March 18, 2015, our common stock began trading on the NYSE under the symbol “GSBD”. On March 23, 2015, we closed our IPO, issuing 6,000,000 shares of common stock at a public offering price of $20.00 per share. Net of offering and underwriting costs, we received cash proceeds of $114.57 million. On April 21, 2015, we issued an additional 900,000 shares of our common stock pursuant to the exercise of the underwriters’ over-allotment option in connection with the IPO. Net of underwriting costs, we received additional cash proceeds of $17.27 million. On May 24, 2017, we sold 3,250,000 shares of our common stock at a public offering price of $22.50 per share. Net of underwriting costs and offering expenses, we received cash proceeds of $70.9 million. On May 26, 2017, we issued an additional 487,500 shares of our common stock pursuant to the underwriters’ exercise of the option to purchase additional shares that we granted in connection with the May 24, 2017 sale of our common stock. Net of underwriting costs, we received additional cash proceeds of $10.6 million. As a result of the Conversion, subsequent share repurchases, the IPO and the follow-on equity offering completed in May 2017, as of June 30, 2017, Group Inc. owned approximately 16.17% of our common stock.

Our Investment Adviser

GSAM serves as our investment adviser and has been registered as an investment adviser with the SEC since 1990. Subject to the supervision of our Board of Directors, a majority of which is made up of independent directors (including an independent Chairman), GSAM manages our day-to-day operations and provides us with investment advisory and management services and certain administrative services. GSAM is a subsidiary of Group Inc., a public company that is a bank holding company, financial holding company and a world-wide, full-service financial services organization. Group Inc. is the general partner and owner of GSAM. GSAM has been providing financial solutions for investors since 1988 and had over $1.21 trillion of assets under supervision as of June 30, 2017.

The GSAM Private Credit Group is responsible for identifying investment opportunities, conducting research and due diligence on prospective investments, negotiating and structuring our investments and monitoring and servicing our investments. The GSAM Private Credit Group was comprised of 21 investment professionals, as of June 30, 2017, all of whom are dedicated to the Company’s investment strategy and other funds that share a similar investment strategy with the Company. These professionals are supported by the GSAM Credit Alternatives investment team. These individuals may have additional responsibilities other than those relating to us, but generally allocate a portion of their time in support of our business and our investment objective as a whole. In addition, GSAM has risk management, legal, accounting, tax, information technology and compliance personnel, among others, who provide services to us. We benefit from the expertise provided by these personnel in our operations.

The GSAM Private Credit Group is dedicated primarily to private corporate credit investment opportunities in North America, and utilizes a bottom-up, fundamental research approach to lending. The senior members of the GSAM Private Credit Group have been working together since 2006 and have an average of over 17 years of experience in leveraged finance and private transactions.

All investment decisions are made by the Investment Committee, which currently consists of five voting members: Brendan McGovern, Salvatore Lentini, Jon Yoder, David Yu and Scott Turco, as well as three non-voting members with operational and/or legal expertise. For biographical information about the voting members of the Investment Committee, see “Management—Biographical Information”. The Investment Committee is responsible for approving all of our investments. The Investment Committee also monitors investments in our portfolio and approves all asset dispositions. We expect to benefit from the extensive and varied relevant experience of the investment professionals serving on the Investment Committee, which includes expertise in privately originated and publicly traded leveraged credit, stressed and distressed debt, bankruptcy, mergers and acquisitions and private equity. The voting members of the Investment Committee collectively have over 50 years of experience in middle-market investment and activities related to middle-market investing. The membership of the Investment Committee may change from time to time.

Allocation of Opportunities

Our investment objectives and investment strategies are similar to those of other Accounts, and an investment appropriate for us may also be appropriate for those Accounts. This creates potential conflicts in allocating investment opportunities among us and such other Accounts, particularly in circumstances where the availability of such investment opportunities is limited, where the liquidity of such investment opportunities is limited or where co-investments by us and other Accounts are not permitted under applicable law.

We are prohibited under the Investment Company Act from participating in certain transactions with our affiliates without the prior approval of our Independent Directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities will be our affiliate for purposes of the Investment Company Act, and we are generally prohibited from buying or selling any assets from or to, or entering into certain “joint” transactions (which could include investments in the same portfolio company) with such affiliates, absent the prior approval of the Independent Directors. Our Investment Adviser and its affiliates, including persons that control, or are under common control with, us or our Investment Adviser, are also considered our affiliates under the Investment Company Act, and we are generally prohibited from buying or selling any assets from or to, or entering into “joint” transactions with, such affiliates without exemptive relief from the SEC.

Subject to applicable law, we may invest alongside Goldman Sachs and its Accounts. In certain circumstances, negotiated co-investments by us and other funds managed by our Investment Adviser may be made only pursuant to an order from the SEC permitting us to do so. In January 2017, we received an exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates (including GS PMMC and GS MMLC), whose investment adviser is GSAM, in a manner consistent with our investment objectives, positions, policies, strategies and restrictions, as well as regulatory requirements and pursuant to the conditions required by the exemptive relief. As a result of such order, there could be significant overlap in our investment portfolio and the investment portfolios of GS PMMC, GS MMLC and/or other funds managed by our Investment Adviser. If we are unable to rely on our exemptive relief for a particular opportunity, our Investment Adviser will be required to determine which Accounts should make the investment at the potential exclusion of other Accounts. In such circumstances, the Investment Adviser will adhere to its investment allocation policy in order to determine the Account to which to allocate the opportunity. The policy provides that our Investment Adviser allocate opportunities through a rotation system or in such other manner as our Investment Adviser determines to be equitable. Accordingly, it is possible that we may not be given the opportunity to participate in certain investments made by other Accounts.

We may also invest alongside other Accounts advised by our Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff guidance and interpretations. For example, we may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting us and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that our Investment Adviser, acting on our behalf and on behalf of its other clients, negotiates no term other than price. We may also invest alongside our Investment Adviser’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of our Investment Adviser.

To address these potential conflicts, our Investment Adviser has developed allocation policies and procedures that provide that personnel of our Investment Adviser making portfolio decisions for Accounts will make purchase and sale decisions and allocate investment opportunities among Accounts consistent with its fiduciary obligations. To the extent permitted by applicable law, these policies and procedures may result in the pro rata allocation of limited opportunities across eligible Accounts managed by a particular portfolio management team, but in many other cases the allocations reflect numerous other factors as described below. Accounts managed outside of the GSAM Private Credit Group are generally viewed separately for allocation purposes. There will be cases where certain Accounts receive an allocation of an investment opportunity when we do not and vice versa.

In some cases, due to information barriers that are in place, other Accounts may compete with us for specific investment opportunities without being aware that they are competing against each other. Goldman Sachs has a conflicts system in place above these information barriers to identify potential conflicts early in the process and determine if an allocation decision needs to be made. If the conflicts system detects a potential conflict, the legal and compliance departments of Goldman Sachs assess investment opportunities to determine whether a particular investment opportunity is required to be allocated to a particular Account (including us) or is prohibited from being allocated to a particular Account. Subject to a determination by the legal and compliance departments (if applicable), portfolio management teams are then charged with ensuring that investment opportunities are allocated to the appropriate Account.

Personnel of our Investment Adviser involved in decision-making for Accounts may make allocation related decisions for us and other Accounts by reference to one or more factors, including: the Account’s portfolio and its investment horizons, objectives, guidelines and restrictions (including legal and regulatory restrictions); strategic fit and other portfolio management considerations, including different desired levels of investment for different strategies; the expected future capacity of the applicable Accounts; cash and liquidity considerations; and the availability of other appropriate investment opportunities. Suitability considerations, reputational matters and other considerations may also be considered. The application of these considerations may cause differences in the performance of different Accounts that have similar strategies. In addition, in some cases our Investment Adviser may make investment recommendations to Accounts where the Accounts make the investment independently of our Investment Adviser, which may result in a reduction in the availability of the investment opportunity for other Accounts (including us) irrespective of our Investment Adviser’s policies regarding allocation of investments. With respect to us, the Investment Adviser may also make allocation-related decisions by reference to Senior Credit Fund, consistent with the nature of the relationship between us and Senior Credit Fund, even though there is no formal investment advisory relationship between the Investment Adviser and Senior Credit Fund. Additional information about our Investment Adviser’s allocation policies is set forth in Item 6 (“Performance-based Fees and Side-by-Side Management—Side-by-Side Management of Advisory Accounts; Allocation of Opportunities”) of our Investment Adviser’s Form ADV.

Our Investment Adviser, including the GSAM Credit Alternatives Team, may, from time to time, develop and implement new trading strategies or seek to participate in new investment opportunities and trading strategies. These opportunities and strategies may not be employed in all Accounts or may be employed pro rata among Accounts, even if the opportunity or strategy is consistent with the objectives of such Accounts.

During periods of unusual market conditions, our Investment Adviser may deviate from its normal trade allocation practices. For example, this may occur with respect to the management of unlevered and/or long-only Accounts that are typically managed on a side-by-side basis with levered and/or long-short Accounts.

We may receive opportunities referred by Goldman Sachs businesses and affiliates, but in no event do we have any rights with respect to such opportunities. Subject to applicable law, including the Investment Company Act, such opportunities or any portion thereof may be offered to other Accounts, Goldman Sachs, all or certain investors in us, or such other persons or entities as determined by Goldman Sachs in its sole discretion. We will have no rights and will not receive any compensation related to such opportunities. For a further explanation of the allocation of opportunities and other conflicts and the risks related thereto, please see “Potential Conflicts of Interest.”

Market Opportunity

According to the National Center for the Middle Market and the CIA World Fact Book, the U.S. middle market is comprised of approximately 200,000 companies that represent approximately 33% of the private sector gross domestic product, or approximately $5.9 trillion.3 This makes the U.S. middle market equivalent to the world’s third largest global economy on a stand-alone basis. Collectively, the U.S. middle market generates more than $6 trillion in annual revenue. The GSAM Private Credit Group believes that existing market conditions and regulatory changes have combined to create an attractive investment environment for non-bank lenders such as us to provide loans to U.S. middle market companies. Specifically:

•	Recent changes in the regulatory capital charges imposed on the banking sector for unrated, illiquid assets have caused banks to reduce their lending activities to middle-market companies. Stakeholders in banks, including their shareholders, lenders and regulators, continue to exert pressure to contain the amount of illiquid, unrated assets held on bank balance sheets. Examples of this include moves to codify the BASEL III accords in the United States, which would increase the regulatory capital charge for lower rated and unrated assets in most instances, and continued investor focus on the amount of illiquid assets whose fair value cannot be determined by using observable measures, or “Level 3 assets,” held on bank balance sheets. As a result, the GSAM Private Credit Group believes that many banks have been forced to reduce their lending to middle-market companies, creating an opportunity for alternative lenders such as us to fill the void.

•	Changes in business strategy by banks have further reduced the supply of capital to middle-market companies. The trend of consolidation of regional banks into money center banks has reduced the focus of these businesses on middle-market lending. Money center banks traditionally focus on lending and providing other services to large corporate clients to whom they can deploy larger amounts of capital more efficiently. The GSAM Private Credit Group believes that this has resulted in fewer bank lenders to U.S. middle-market companies and reduced the availability of debt capital to the companies we target.

•	The capital markets have been unable to fill the void in middle-market finance left by banks. While underwritten bond and syndicated loan markets have been robust in recent years, middle-market companies are rarely able to access these markets as participants are generally highly focused on the liquidity characteristics of the bond or loan being issued. For example, mutual funds and ETFs are significant buyers of underwritten bonds. However, mutual funds and ETFs generally require the ability to liquidate their investments quickly in order to fund investor redemptions. Accordingly, the existence of an active secondary market for bonds is an important consideration in the initial investment decision. Because there is typically no active secondary market for the debt of U.S. middle-market companies, mutual funds and ETFs generally do not provide capital to U.S. middle-market companies. The GSAM Private Credit Group believes that this is likely to be a persistent problem for the capital markets and creates an advantage for investors like us who have a stable capital base and can therefore invest in illiquid assets.

•	It is difficult for new lending platforms to enter the middle market and fill the capital void because it is very fragmented. While the middle market is a very large component of the U.S. economy, it is a highly fragmented space with thousands of companies operating in many different geographies and industries. Typically, companies that need capital find lenders and investors based on preexisting relationships, referrals and word of mouth. Developing the many relationships required and wide-spread recognition as a source of capital to the middle market is a time consuming, highly

[3]	Estimate by the National Center for the Middle Market, which defined middle market as companies with annual revenue of $10 million—$1 billion. See http://www.middlemarketcenter.org (relying on data from the 2015 CIA World Factbook, available at https://www.cia.gov/library/publications/the-world-factbook/).

resource-intensive endeavor. As a result, the GSAM Private Credit Group believes that it is difficult for new lending platforms to successfully enter the middle market, thereby providing insulation from rapid shifts in the supply of capital to the middle market that might otherwise disrupt pricing of capital.

Competitive Advantages

The Goldman Sachs Platform: Goldman Sachs is a leading global financial institution that provides a wide range of financial services to a substantial and diversified client base, including companies and high net worth individuals, among others. The firm is headquartered in New York and maintains offices across the United States and in all major financial centers around the world. Group Inc.’s asset management subsidiary, GSAM, is one of the world’s leading investment managers with over 650 investment professionals and over $1.21 trillion of assets under supervision, in each case, as of June 30, 2017. GSAM’s investment teams, including the GSAM Private Credit Group, capitalize on the relationships, market insights, risk management expertise, technology and infrastructure of Goldman Sachs. We believe the Goldman Sachs platform delivers a meaningful competitive advantage to us in the following ways:

•	Origination of Investment Opportunities: Goldman Sachs has a preeminent network of relationships and the ability to provide valued intellectual, as well as financial, capital to middle-market borrowers which we believe significantly enhances our origination capability. We believe that many borrowers prefer to do business with Goldman Sachs and its advised funds because of its ability to offer further services to middle-market companies as they grow in their life cycle, including financial advice, acquisition opportunities and capital markets expertise. The GSAM Private Credit Group is also able to leverage the Goldman Sachs platform to provide middle-market companies with access to Goldman Sachs’ broad client network, which can be utilized to find new customers and partners as the GSAM Private Credit Group seeks to grow and execute its strategic plans.

•	Evaluation of Investment Opportunities: The GSAM Private Credit Group is comprised of seasoned professionals with significant private credit investing experience. The team draws on a diverse array of skill sets, spanning fundamental credit and portfolio management, as well as legal and transactional structuring expertise. The GSAM Private Credit Group is trained in, and utilizes, proprietary investment practices and procedures developed over many decades by Goldman Sachs, including those related to performing due diligence on prospective portfolio investments and reviewing the backgrounds of potential partners. Further, Goldman Sachs is an active participant in a wide array of industries, both in service to clients operating in many different industries and acting as a principal or customer in such industries. Accordingly, Goldman Sachs houses a tremendous amount of industry knowledge and experience. The GSAM Private Credit Group is able to draw upon these industry insights and expertise as it evaluates investment opportunities.

•	Risk Monitoring of Investments: The GSAM Private Credit Group has significant processes and procedures in place, including proprietary information technology systems, to monitor and evaluate the performance of its investments at the asset level. In addition, we benefit from Goldman Sachs’ extensive risk management capabilities, which have been developed and honed over many investment cycles. Our portfolio is regularly reviewed and stressed under various scenarios by senior risk management personnel within Goldman Sachs. These scenarios are drawn from the expertise developed by Goldman Sachs for its own balance sheet. This risk monitoring is designed to minimize the risk of capital loss and maintain an investment portfolio that is expected to perform in a broad range of economic conditions.

•	Financing of Portfolio: As one of the world’s largest asset management firms, GSAM is a significant counterparty to many providers of capital. In addition, GSAM has a world-class asset management infrastructure, including significant resources in operations, legal, compliance and other support functions. This scale, combined with the institutional infrastructure to support it, gives capital providers an incentive to do business with GSAM and confidence that their capital will be well guarded. Accordingly, we believe that we are able to obtain favorable terms from financing providers, including attractive interest rates, advance rates, durations and covenants. We believe that we will continue to benefit from GSAM’s scale and infrastructure through attractive financing terms as we seek additional sources of capital in the future.

•	Existing Portfolio of Performing, Predominantly Senior Loans: Since our inception, we have originated a sizable investment portfolio. As of June 30, 2017, we had 65 investments in 45 portfolio companies operating across 27 different industries with an aggregate fair value of $1,111.85 million (excluding our investment in a money market fund managed by an affiliate of Group Inc.). We believe that this portfolio will generate attractive risk adjusted levels of income that will support dividend payments to our stockholders.

•	Strategic Joint Venture: On July 18, 2014, we agreed to co-invest with Cal Regents through the Senior Credit Fund, an unconsolidated Delaware limited liability company. The objective of the Senior Credit Fund is to generate attractive rates of return by investing primarily in first lien loans to middle-market companies through a vehicle capitalized in part with debt that is non-recourse to the Company. While the loans in the Senior Credit Fund typically bear interest rates lower than the loans held directly on our balance sheet, the return on our investment in the Senior Credit Fund is targeted to be higher than our direct investments, reflecting the impact of the Senior Credit Fund’s financing strategy. The Senior Credit Fund is expected to maintain a debt-to-equity ratio of approximately 2 to 1. The Senior Credit Fund is managed by a six-member board of managers, on which we and Cal Regents each have equal representation. Investment decisions generally must be unanimously approved by a quorum of the board of managers. Establishing a quorum for the Senior Credit Fund’s board of managers requires at least four members to be present at a meeting, including at least two of our representatives and two of Cal Regents’ representatives. If there are five members present at a meeting, all three representatives of Cal Regents must be present to constitute a quorum. We and Cal Regents have a 50% economic ownership of the Senior Credit Fund and each has subscribed to fund $100.00 million. As of June 30, 2017, we and Cal Regents each had contributed $94.34 million to the Senior Credit Fund. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Credit Fund, LLC.”

•	Broad Existing Shareholder Base: We believe that the breadth of our shareholder base and our proven ability to attract investors will continue to support our future growth plans.

Operating and Regulatory Structure

We have elected to be treated as a BDC under the Investment Company Act. As a BDC, we are generally prohibited from acquiring assets other than qualifying assets unless, after giving effect to any acquisition, at least 70% of our total assets are qualifying assets. Qualifying assets generally include securities of eligible portfolio companies, cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. Under the rules of the Investment Company Act, “eligible portfolio companies” include (i) private U.S. operating companies, (ii) public U.S. operating companies whose securities are not listed on a national securities exchange (e.g., the NYSE) or registered under the Exchange Act, and (iii) public U.S. operating companies having a market capitalization of less than $250 million. Public U.S. operating companies whose securities are quoted on the over-the-counter bulletin board and through OTC Markets Group Inc. are not listed on a national securities exchange and therefore are eligible portfolio companies. See “Regulation.”

We have elected to be treated, and expect to qualify annually, as a RIC under Subchapter M of the Code, commencing with our taxable year ended December 31, 2013. As a RIC, we generally will not be required to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our stockholders as dividends if we meet certain source of income, distribution and asset diversification requirements. We intend to timely distribute to our stockholders substantially all of our annual taxable income for each year, except that we may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, we may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. In addition, the distributions we pay to our stockholders in a year may exceed our net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. See “Price Range of Common Stock and Distributions.”

Investments

We seek to create a portfolio that includes primarily direct originations of secured debt, including first lien, unitranche, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments. We expect to make investments through both primary originations and open-market secondary purchases. We currently do not limit our focus to any specific industry. If we are successful in achieving our investment objective, we believe that we will be able to provide our stockholders with consistent dividend distributions and attractive risk adjusted total returns.

As of June 30, 2017, our portfolio (which term does not include our investment in a money market fund managed by an affiliate of Group Inc.) on a fair value basis, was comprised of approximately 88.8% secured debt investments (60.3% in first lien debt (including 27.6% in first lien/last out unitranche loans) and 28.5% in second lien debt), 0.3% in unsecured debt, 1.0% in preferred stock, 1.4% in common stock and 8.5% in investment funds & vehicles. We expect that our portfolio will continue to include secured debt, including first lien, unitranche, including last out portions of such loans, and second lien debt, unsecured debt (including mezzanine debt) and, to a lesser extent, equities. In addition to investments in U.S. middle-market companies, we may invest a portion of our capital in opportunistic investments, such as in large U.S. companies, foreign companies, stressed or distressed debt, structured products or private equity. Such investments are intended to enhance our risk adjusted returns to stockholders, and the proportion of these types of investments will change over time given our views on, among other things, the economic and credit environment in which we are operating, although these types of investments generally will constitute less than 30% of our total assets.

In the future, we may also securitize a portion of our investments in any or all of our assets. We expect that our primary use of funds will be to make investments in portfolio companies, distribute cash to holders of our common stock and pay our operating expenses, including debt service to the extent we borrow or issue senior securities to fund our investments.

On January 4, 2017, the SEC granted GS PMMC, GS MMLC and us exemptive relief to co-invest with other funds managed by the GSAM Credit Alternatives investment team in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Additionally, if our Investment Adviser forms other funds in the future, we may co-invest on a concurrent basis with such other affiliates, subject to compliance with the exemptive relief, applicable regulations and regulatory guidance, as well as applicable allocation procedures.

For a list of the investments in our portfolio, see “Portfolio Companies.”

Investment Criteria

We are committed to a value-oriented philosophy implemented by our Investment Adviser, which manages our portfolio and seeks to minimize the risk of capital loss without foregoing the potential for capital appreciation. We have identified several criteria, discussed below, that GSAM believes are important in identifying and investing in prospective portfolio companies.

These criteria provide general guidelines for our investment decisions. However, not all of these criteria will be met by each prospective portfolio company in which we choose to invest. Generally, we seek to use our experience and access to market information to identify investment candidates and to structure investments quickly and effectively.

•	Value orientation and positive cash flow. Our investment philosophy places a premium on fundamental analysis and has a distinct value orientation. We focus on companies in which we can invest at relatively low multiples of operating cash flow and that are profitable at the time of investment on an operating cash flow basis. Typically, we do not expect to invest in start-up companies or companies having speculative business plans.

•	Experienced management and established financial sponsor relationships. We generally require that our portfolio companies have an experienced management team. We also require the portfolio companies to have proper incentives in place to induce management to succeed and to act in concert with our interests as investors. In addition, we focus our investments in companies backed by strong financial sponsors that have a history of creating value and with whom members of our Investment Adviser have an established relationship.

•	Strong and defensible competitive market position. We seek to invest in target companies that have developed leading market positions within their respective markets and are well-positioned to capitalize on growth opportunities. We also seek companies that demonstrate significant competitive advantages versus their competitors, which should help to protect their market position and profitability while enabling us to protect our principal and avoid capital losses.

•	Viable exit strategy. We seek to invest in companies that GSAM believes will provide a steady stream of cash flow to repay our loans and reinvest in their respective businesses. We expect that such internally generated cash flow, leading to the payment of interest on, and the repayment of the principal of, our investments in portfolio companies to be a key means by which we exit from our investments over time. In addition, we also seek to invest in companies whose business models and expected future cash flows offer attractive exit possibilities. These companies include candidates for strategic acquisition by other industry participants and companies that may repay our investments through an initial public offering of common stock or other capital markets transactions.

•	Due diligence. Our Investment Adviser takes a bottom-up, fundamental research approach to our potential investments. It believes it is critical to conduct extensive due diligence on investment targets and in evaluating new investments. Our Investment Adviser conducts a rigorous due diligence process that is applied to prospective portfolio companies and draws from its experience, industry expertise and network of contacts. In conducting due diligence, our Investment Adviser uses information provided by companies, financial sponsors and publicly available information as well as information from relationships with former and current management teams, consultants, competitors and investment bankers.

Our due diligence typically includes:

•	review of historical and prospective financial information;

•	review of the capital structure;

•	analysis of the business and industry in which the company operates;

•	on-site visits;

•	interviews with management, employees, customers and vendors of the potential portfolio company;

•	review of loan documents;

•	background checks; and

•	research relating to the portfolio company’s management, industry, markets, products and services and competitors.

Upon the completion of due diligence and a decision to proceed with an investment in a company, the team leading the investment presents the investment opportunity to our Investment Committee. This committee determines whether to pursue the potential investment. All new investments are required to be reviewed by the Investment Committee. The members of the Investment Committee are employees of our Investment Adviser and they do not receive separate compensation from us or our Investment Adviser for serving on the Investment Committee.

Additional due diligence with respect to any investment may be conducted on our behalf (and at our expense) by attorneys and independent auditors prior to the closing of the investment, as well as other outside advisers, as appropriate.

Investment Committee

All investment decisions are made by the Investment Committee of GSAM Private Credit Group which consists of five voting members, Brendan McGovern, Salvatore Lentini, Jon Yoder, David Yu and Scott Turco, as well as three non-voting members with operational or legal expertise. Our Investment Committee is responsible for approving all of our investments. Our Investment Committee also monitors investments in our portfolio and approves all asset dispositions. We expect to benefit from the extensive and varied relevant experience of the investment professionals serving on our Investment Committee, which includes expertise in privately originated and publicly traded leveraged credit, stressed and distressed debt, bankruptcy, mergers and acquisitions and private equity.

The purpose of our Investment Committee is to evaluate and approve, as deemed appropriate, all investments by our Investment Adviser. Our Investment Committee process is intended to bring the diverse experience and perspectives of our Investment Committee’s members to the analysis and consideration of every investment. Our Investment Committee also serves to provide investment consistency and adherence to our Investment Adviser’s investment philosophies and policies. Our Investment Committee also determines appropriate investment sizing and suggests ongoing monitoring requirements.

In addition to reviewing investments, our Investment Committee meetings serve as a forum for discussing credit views and outlooks, as well as reviewing investments. Potential transactions and investment opportunities are also reviewed on a regular basis. Members of our Investment Adviser’s investment team are encouraged to share information and views on credits with our Investment Committee early in their analysis. This process improves the quality of the analysis and assists the deal team members to work more efficiently.

Investment Structure

Once we determine that a prospective portfolio company is suitable for investment, we work with the management of that company and its other capital providers, including senior, junior and equity capital providers, to structure an investment. We negotiate among these parties and use creative and flexible approaches to structure our investment relative to the other capital in the portfolio company’s capital structure.

We expect our secured debt to have terms of three to ten years. We generally obtain security interests in the assets of our portfolio companies that will serve as collateral in support of the repayment of this debt. This collateral may take the form of first or second priority liens on the assets of a portfolio company.

We use the term “mezzanine” to refer to debt that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. Mezzanine debt typically has interest-only payments in the early years, payable in cash or in-kind, with amortization of principal deferred to the later years of the mezzanine debt. In some cases, we may enter into mezzanine debt that, by its terms, converts into equity (or is issued along with warrants for equity) or additional debt securities or defers payments of interest for the first few years after our investment. Typically, our mezzanine debt investments have maturities of three to ten years.

We also invest in unitranche loans, which are loans that combine features of first-lien, second-lien and mezzanine debt, generally in a first-lien position. In a number of instances, we may find another lender to provide the “first out” portion of such loan and retain the “last out” portion of such loan, in which case, the “first out” portion of the loan would generally receive priority with respect to payment of principal, interest and other amounts due thereunder over the “last out” portion that we would continue to hold.

In the case of our secured debt and unsecured debt, including mezzanine debt investments, we seek to tailor the terms of the investments to the facts and circumstances of the transactions and the prospective portfolio companies, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio companies to achieve their business plan and improve their profitability. For example, in addition to seeking a senior position in the capital structure of our portfolio companies, we seek to limit the downside potential of our investments by:

•	requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

•	incorporating “put” rights and call protection into the investment structure; and

•	negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights. Our investments may include equity features, such as direct investments in the equity or convertible securities of portfolio companies or warrants or options to buy a minority interest in a portfolio company. Any warrants we may receive with our debt securities generally require only a nominal cost to exercise, so as a portfolio company appreciates in value, we may achieve additional investment return from these equity investments. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we may also obtain registration rights in connection with these equity investments, which may include demand and “piggyback” registration rights.

We expect to hold most of our investments to maturity or repayment, but may sell certain investments earlier if a liquidity event takes place, such as the sale or refinancing of a portfolio company. We also may turn over our investments to better position the portfolio as market conditions change.

Ongoing relationships with portfolio companies

Monitoring

Our Investment Adviser monitors our portfolio companies on an ongoing basis. It monitors the financial trends of each portfolio company to determine if they are meeting their respective business plans and to assess the appropriate course of action for each company. Our Investment Adviser has several methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

•	assessment of success in adhering to the portfolio company’s business plan and compliance with covenants;

•	periodic or regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor to discuss financial position, requirements and accomplishments;

•	comparisons to our other portfolio companies in the industry, if any;

•	attendance at and participation in board meetings or presentations by portfolio companies; and

•	review of monthly and quarterly financial statements and financial projections of portfolio companies.

As part of the monitoring process, our Investment Adviser also employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, the Investment Adviser grades the credit risk of all investments on a scale of 1 to 4 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The grading system is as follows:

•	investments with a grade of 1 involve the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit;

•	investments graded 2 involve a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing as expected and the risk factors to our ability to ultimately recoup the cost of our investment are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a grade of 2;

•	investments graded 3 indicate that the risk to our ability to recoup the initial cost basis of such investment has increased materially since origination or acquisition, including as a result of factors such as declining performance and non-compliance with debt covenants; however, payments are generally not more than 120 days past due; and

•	an investment grade of 4 indicates that the risk to our ability to recoup the initial cost basis of such investment has substantially increased since origination or acquisition, and the portfolio company likely has materially declining performance. For debt investments with an investment grade of 4, most or all of the debt covenants are out of compliance and payments are substantially delinquent. For investments graded 4, it is anticipated that we will not recoup our initial cost basis and may realize a substantial loss of our initial cost basis upon exit.

Our Investment Adviser grades the investments in our portfolio at least quarterly and it is possible that the grade of a portfolio investment may be reduced or increased over time. For investments graded 3 or 4, our Investment Adviser enhances its level of scrutiny over the monitoring of such portfolio company. The following table shows the composition of our portfolio (excluding our investment in a money market fund managed by an affiliate of Group Inc.) on the 1 to 4 grading scale as of June 30, 2017 and December 31, 2016.

	June 30, 2017		December 31, 2016
Investment Performance Rating	Fair Value	Percentage of Total Portfolio at Fair Value	Fair Value	Percentage of Total Portfolio at Fair Value
	(in millions)		(in millions)
Grade 1	$95.70	8.6%	$164.98	14.1%
Grade 2	864.81	77.8	817.88	70.1
Grade 3	149.28	13.4	167.60	14.4
Grade 4	2.06	0.2	16.83	1.4

Total Investments	$1,111.85	100.0%	$1,167.29	100.0%

The following table shows the amortized cost of our performing and non-accrual investments as of June 30, 2017 and December 31, 2016.

	June 30, 2017		December 31, 2016
	Amortized Cost	Percentage of Total Portfolio at Amortized Cost	Amortized Cost	Percentage of Total Portfolio at Amortized Cost
	(in millions)		(in millions)
Performing	$1,144.18	99.3%	$1,176.24	96.2%
Non-accrual	7.51	0.7	46.27	3.8

Total Investments	$1,151.69	100.0%	$1,222.51	100.0%

Managerial Assistance

As a BDC, we must offer, and must provide upon request, significant managerial assistance to certain of our eligible portfolio companies within the meaning of Section 55 of the Investment Company Act. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Our Investment Adviser or an affiliate thereof may provide such managerial assistance on our behalf to portfolio companies that request such assistance. We may receive fees for these services. See “Regulation.”

Competition

Our primary competitors provide financing to middle-market companies and include other BDCs, commercial and investment banks, commercial financing companies, collateralized loan obligations, private funds, including hedge funds, and, to the extent they provide an alternative form of financing, private equity funds. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us.

In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on us as a BDC.

While we expect to use the industry information of GSAM’s investment professionals to which we have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies, we do not seek to compete primarily based on the interest rates we offer and GSAM believes that some of our competitors may make loans with interest rates that are comparable to or lower than the rates we offer. Rather, we compete with our competitors based on our reputation in the market, our existing investment platform, the seasoned investment professionals of our Investment Adviser, our experience and focus on middle-market companies, our disciplined investment philosophy, our extensive industry focus and relationships and our flexible transaction structuring.

Staffing

We do not currently have any employees. Our day-to-day operations are managed by our Investment Adviser. Our Investment Adviser has hired and expects to continue to hire professionals with skills applicable to our business plan, including experience in middle-market investing, leveraged finance and capital markets.

Properties

We do not own any real estate or other properties materially important to our operations. Our principal executive offices are located at 200 West Street, New York, New York 10282. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Legal Proceedings

We and our Investment Adviser are not currently subject to any material legal proceedings, although we may, from time to time, be involved in litigation arising out of operations in the normal course of business or otherwise.

Our Administrator

Pursuant to our Administration Agreement, our administrator is responsible for providing various accounting and administrative services to us. Our administrator is entitled to fees as described in “Management.” To the extent that our administrator outsources any of its functions, the administrator will pay any compensation associated with such functions. See “Management—Administration.”

MANAGEMENT

Our business and affairs are managed under the direction of the Board of Directors. The Board of Directors consists of six members, five of whom are Independent Directors. The Board of Directors elects the Company’s officers, who serve at the discretion of the Board of Directors. The responsibilities of the Board of Directors include quarterly valuation of the Company’s assets, corporate governance activities, oversight of our financing arrangements and oversight of our investment activities.

Under our certificate of incorporation, our Board of Directors is divided into three classes. Each class of directors holds office for a three-year term. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

Each director holds office for the term to which he or she is elected or appointed and until his or her successor is duly elected and qualifies, or until his or her earlier death, resignation, retirement, disqualification or removal. In addition, our Board of Directors has adopted polices which provide that (a) no director shall hold office for more than 15 years and (b) a director shall retire as of December 31st of the calendar year in which he or she reaches his or her 74th birthday, unless a waiver of such requirement has been adopted by a majority of the other directors. These policies may be changed by the directors without a stockholder vote. One director has been granted a waiver from the foregoing policies which permits him to serve until December 31, 2017.

Board of Directors’ Oversight Role in Management

The Board of Directors’ role in the management of the Company is one of oversight. Oversight of the Company’s investment activities extends to oversight of the risk management processes employed by GSAM as part of its day-to-day management of our investment activities. The Board of Directors reviews risk management processes at both regular and special Board of Director meetings throughout the year, consulting with appropriate representatives of GSAM as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board of Directors’ risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. You should note, however, that the Board of Directors’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of the Company’s investments.

Our Board of Directors has established an Audit Committee, Governance and Nominating Committee, Compensation Committee, Compliance Committee and Contract Review Committee. The scope of each committee’s responsibilities is discussed in greater detail below.

Ashok N. Bakhru, an Independent Director, serves as Chairman of the Board of Directors. The Board of Directors believes that it is in the best interests of the stockholders for Mr. Bakhru to lead the Board of Directors because of his familiarity with our portfolio companies, his broad experience with the day-to-day management and operation of other investment funds and his significant background in the financial services industry, as described below. Mr. Bakhru generally acts as a liaison between our management, officers and attorneys between meetings of the Board of Directors and preside over all executive sessions of the Independent Directors without management. The Board of Directors believes that its leadership structure is appropriate because the structure allocates areas of responsibility among the individual directors and the committees in a manner that enhances effective oversight. The Board of Directors also believes that its size creates an efficient corporate governance structure that provides opportunity for direct communication and interaction between management and the Board of Directors.

The Board of Directors had ten formal meetings in 2016. Each director that was a member of the Board of Directors during the fiscal year ended December 31, 2016 attended at least 75% of the aggregate number of meetings of the Board of Directors and of the respective committees on which he or she served held during such director’s tenure. To promote effectiveness of the Board of Directors, directors are strongly encouraged to attend regularly scheduled Board of Director meetings in person.

Biographical Information

Directors

Set forth below are the names of our current directors, and their addresses, ages, terms of office, principal occupations for at least the past five years and any other directorships they hold in companies which are subject to the reporting requirements of the Exchange Act, or are registered as investment companies under the Investment Company Act. In addition to not being an “interested person,” as defined in the Investment Company Act, of the Company, each Independent Director (1) meets the definition of “independent directors” under the corporate governance standards of the NYSE and (2) meets the independence requirements of Section 10A(m)(3) of the Exchange Act. Ms. Uniacke is deemed to be an “interested person” of the Company and is referred to as an “Interested Director.”

Name, Age and Address (1)(2)	Position with the Company	Term of Office and Length of Service	Principal Occupation(s) During Past 5 Years	Other Directorships
Independent Directors

Jaime Ardila (62)	Class II Director	Director since February 2016; term expires 2019

Mr. Ardila is retired. He is Director, Accenture plc (2013–Present); and formerly held senior management positions with General Motors Company (an automobile manufacturer) (1984–1996 and 1998–2016), most recently as Executive Vice President, and President of General Motors’ South America region (2010-2016).

Director—the Company and GS PMMC.

Accenture plc (a management consulting services company); Ecopetrol (an integrated oil company)

Ashok N. Bakhru (75)	Chairman of the Board of Directors; Class I Director	Director since March 2013; term expires 2018	Mr. Bakhru is retired. He was formerly Chairman of the Board of Trustees, Goldman Sachs Trust II (2012–2016), Goldman Sachs MLP Income Opportunities Fund (2013–2016), Goldman Sachs MLP and Energy Renaissance Fund (2014–2016), and Goldman Sachs ETF Trust (2014–2016); Director, Apollo Investment Corporation (a BDC) (2008–2013); President, ABN Associates (a management and financial consulting firm)	None

(1994–1996 and 1998–2012); Trustee, Scholarship America (1998–2005); Trustee, Institute for Higher Education Policy (2003–2008); Director, Private Equity Investors–III and IV (1998–2007) and Equity-Linked Investors II (April 2002–2007).

Chairman of the Board of Directors—the Company; GS PMMC; Goldman Sachs Trust; and Goldman Sachs Variable Insurance Trust.

Janet F. Clark (62)	Class I Director	Director since May 2015; term expires 2018

Ms. Clark is retired. She is Director, Texas Instruments Incorporated (2015–Present) and Director, EOG Resources, Inc. (2014–Present); and was formerly Director, Dell, Inc. (a computer technology company) (2011–2013); Director, Exterran Holdings, Inc. (an oil and gas equipment and services company) (2007–2011); Director, Universal Compression Holdings, Inc. (predecessor to Exterran Holdings, Inc.) (2003–2007); and Executive Vice President (2007–2013) and Chief Financial Officer (2004–2013), Marathon Oil Corporation (an independent international energy company).

Director—the Company and GS PMMC.

EOG Resources, Inc. (an independent oil and gas company); and Texas Instruments Incorporated (a semiconductor manufacturer)

Ross J. Kari (59)	Class III Director	Director since August 2015; term expires 2020	Mr. Kari is retired. Formerly, he was Executive Vice President and Chief Financial Officer, Federal Home Loan Mortgage Corporation (Freddie Mac) (2009–2013); and was a Member of the Board of Directors of KKR Financial Holdings, LLC (2007–2014).	None

Director—the Company and GS PMMC.

Ann B. Lane (63)	Class III Director	Director since February 2016; term expires 2020

Ms. Lane is retired. Formerly, she was Director, Dealertrack Technologies, Inc. (an automotive software solutions and services company) (2007–2015); and Managing Director, Co-Head of Syndicated & Leveraged Finance and Head of Loan Syndications Capital Markets, JPMorgan Chase & Co. (a financial services company) (2000–2005).

Director—the Company and GS PMMC.

None

Interested Director*

Katherine (“Kaysie”) Uniacke (56)	Class II Director	Director since January 2014; term expires 2019

Chair of the Board—Goldman Sachs Asset Management International (2013–Present); Director—Goldman Sachs Dublin and Luxembourg family of funds (2013–Present); Advisory Director—Goldman Sachs (2013–Present); Global Chief Operating Officer—GSAM (2007–2012); Partner, Goldman Sachs (2002–2012); and Managing Director—Goldman Sachs (1997–2002).

Director—the Company, GS PMMC and GS MMLC.

None

*	Ms. Uniacke is considered to be an “Interested Director” because she holds positions with GS & Co. and owns securities issued by Group Inc. Ms. Uniacke holds comparable positions with certain other companies of which GS & Co., GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.
(1)	Each director may be contacted by writing to the director, c/o Goldman Sachs Asset Management, L.P., 200 West Street, New York, New York 10282.
(2)	The Goldman Sachs Fund Complex includes certain other companies listed above for each respective Director. As of October 23, 2017, the Company, GS PMMC and GS MMLC each consisted of one portfolio; Goldman Sachs Trust consisted of 90 portfolios (all of which offered shares to the public); and Goldman Sachs Variable Insurance Trust consisted of 14 portfolios.

Independent Directors

Jaime Ardila. Mr. Ardila was appointed as one of the Company’s directors on February 25, 2016. Mr. Ardila is retired. He also serves on the Board of Directors of GS PMMC. Mr. Ardila is a member of the Board of Directors of Accenture plc, a management consulting services company, where he serves as Chair of the

Finance Committee and a member of the Audit Committee, and as a member of the Board of Directors of Ecopetrol, an integrated oil company, where he serves as Chair of the Audit Committee and a member of the Business Committee and the Corporate Governance and Sustainability Committee. Previously, Mr. Ardila worked for 29 years at General Motors Company, an automobile manufacturer, where he held several senior management positions, most recently as Executive Vice President of the company and President of General Motors’ South America region. Mr. Ardila joined General Motors in 1984. From 1996 to 1998, Mr. Ardila served as the managing director, Colombian Operations, of N M Rothschild & Sons Ltd, before rejoining General Motors in 1998. Based on the foregoing, Mr. Ardila is experienced with financial and investment matters.

Ashok N. Bakhru. Mr. Bakhru was elected as one of the Company’s directors and as the Chairman of the Board in March 2013. Mr. Bakhru is retired. He also serves as director/trustee and as Chairman of the Board of GS PMMC, Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust. Previously, Mr. Bakhru served as Chairman of the Board of Trustees of Goldman Sachs Trust II, Goldman Sachs MLP Income Opportunities Fund, Goldman Sachs MLP and Energy Renaissance Fund and Goldman Sachs ETF Trust. Previously Mr. Bakhru served as a Director of Apollo Investment Corporation, a BDC, from 2008 to 2013, and as President of ABN Associates, a management and financial consulting firm, and was the Chief Financial Officer, Chief Administrative Officer and Director of Coty Inc., a multinational cosmetics, fragrance and personal care company. In addition, Mr. Bakhru formerly held several senior management positions at Scott Paper Company, a major manufacturer of paper products, including Senior Vice President and Chief Financial Officer. Mr. Bakhru also serves on the Governing Council of the Independent Directors Council and the Board of Governors of the Investment Company Institute, and the Board of Directors of the Mutual Fund Directors Forum. He also serves on the Advisory Board of BoardIQ, an investment publication. In addition, Mr. Bakhru has served as Director of Equity-Linked Investments II and Private Equity Investors III and IV, which are private equity partnerships based in New York City. Mr. Bakhru was also a Director of Arkwright Mutual Insurance Company. Based on the foregoing, Mr. Bakhru is experienced with financial and investment matters.

Janet F. Clark. Ms. Clark was elected as one of the Company’s directors in May 2015. Ms. Clark is retired. She also serves on the Board of Directors of GS PMMC. Ms. Clark currently serves as a Director and Chair of the Audit Committee, and member of the Compensation, and Nominating and Governance Committees at EOG Resources, Inc., an independent oil and gas company, and as a Director and member of the Audit Committee of Texas Instruments Incorporated, a semiconductor manufacturer. Ms. Clark was formerly a Director for Dell, Inc., a computer technology company, Exterran Holdings, Inc., an oil and gas equipment and services company, and Universal Compression Holdings, Inc., predecessor to Exterran Holdings, Inc. Previously, Ms. Clark served as Executive Vice President and Chief Financial Officer of Marathon Oil Corporation, an independent international energy company. Before joining Marathon Oil Corporation, Ms. Clark held several senior management positions with independent oil and gas exploration and production companies including Nuevo Energy Company and Santa Fe Energy Resources, among others, where she led different functional groups within each company, including finance, accounting, internal audit and investor relations. Ms. Clark also serves as a Director on the nonprofit boards of Houston Symphony Orchestra, Houston Public Media Foundation, NPR Foundation, Teach for America, Inc. – Houston Region and YES Prep Public Schools. Ms. Clark also serves on the Rice University—Jones Graduate School of Management Council of Overseers and is a member of the Federal Reserve Bank of Dallas’ Business and Community Advisory Council. Based on the foregoing, Ms. Clark is experienced with financial and investment matters.

Ross J. Kari. Mr. Kari was elected as one of the Company’s directors in August 2015. Mr. Kari is retired. He also serves on the Board of Directors of GS PMMC. Previously, Mr. Kari was Executive Vice President and Chief Financial Officer of Federal Home Loan Mortgage Corporation (Freddie Mac), where he worked for four years. Mr. Kari was a Director and a member of the Audit Committee of KKR Financial Holdings, LLC from 2007 to 2014. Previously, he held senior management positions at SAFECO Corporation, a personal insurance company, Federal Home Loan Bank of San Francisco, and Wells Fargo & Company, where he began his career and worked for 19 years. Based on the foregoing, Mr. Kari is experienced with financial and investment matters.

Ann B. Lane. Ms. Lane was appointed as one of the Company’s directors on February 25, 2016. Ms. Lane is retired. She also serves on the Board of Directors of GS PMMC. Ms. Lane was a Director of Dealertrack Technologies, Inc., an automotive software solutions and services company, from 2007 to 2015. Previously, she worked for five years at JPMorgan Chase & Co., a financial services company, as a Managing Director and Co-Head of Syndicated & Leveraged Finance and Head of Loan Syndications Capital Markets. Prior to joining JPMorgan Chase & Co., Ms. Lane held several senior management positions at Citigroup, Inc., a financial services company, where she worked for 18 years. Based on the foregoing, Ms. Lane is experienced with financial and investment matters.

Interested Director

Kaysie Uniacke. Ms. Uniacke was elected as one of the Company’s directors in January 2014. Ms. Uniacke is the chair of the board of Goldman Sachs Asset Management International, serves on the boards of the Goldman Sachs Luxembourg and Dublin family of funds, several GSAM-managed pooled vehicles organized in the Cayman Islands, GS PMMC and GS MMLC and is an advisory director to Group Inc. Previously, she was global chief operating officer of GSAM’s portfolio management business until 2012 and served on the Investment Management Division Client and Business Standards Committee. Prior to this, she was president of Goldman Sachs Trust, the GS mutual fund family, and was head of the Fiduciary Management business within Global Manager Strategies, responsible for business development and client service globally. Earlier in her career, Ms. Uniacke managed GSAM’s U.S. and Canadian Distribution groups. In that capacity, she was responsible for overseeing all North American institutional and third-party sales channels, marketing and client service functions, for which client assets exceeded $200 billion. Before that, Ms. Uniacke was head of GSAM’s Global Cash Services business, where she was responsible for overseeing the management of assets exceeding $100 billion. Ms. Uniacke worked at Goldman Sachs from 1983 to 2012, where she was named managing director in 1997 and partner in 2002. Ms. Uniacke serves on the board of Person-to-Person, a non-profit organization that supports the working poor in lower Fairfield County, Connecticut. Based on the foregoing, Ms. Uniacke is experienced with financial and investment matters.

Executive officers who are not directors

The following information regarding our executive officers who are not directors is as of October 23, 2017:

Name	Age	Position
Brendan McGovern	46	Chief Executive Officer and President
Jon Yoder	43	Chief Operating Officer
Jonathan Lamm	43	Chief Financial Officer and Treasurer
Maya Teufel	45	Chief Compliance Officer
Salvatore Lentini	45	Executive Vice President
Scott Turco	40	Executive Vice President
David Yu	36	Executive Vice President and Head of Research
Carmine Rossetti	39	Principal Accounting Officer

The address for each executive officer is c/o Goldman Sachs Asset Management, L.P., 200 West Street, New York, New York 10282.

Brendan McGovern. Mr. McGovern was appointed as our chief executive officer and president in March 2013. Mr. McGovern heads GSAM’s Private Credit Group, is chief executive officer and president of GS PMMC and GS MMLC and also serves as co-head and senior portfolio manager of the GSAM Credit Alternatives portfolio management team. He is also the Chair and a voting member of the Private Credit Group’s Investment Committee, which is responsible for evaluating and approving all of the Company’s investments. Mr. McGovern joined the firm in 2006. Prior to joining the firm, Mr. McGovern served as a managing director in the Global Investment Group at Amaranth Advisors, where he co-headed the fund’s private placement efforts for both debt and equity linked products in the United States. He is also on the board of directors for the Oxalosis and Hyperoxaluria Foundation.

Jon Yoder. Mr. Yoder was appointed as our chief operating officer in March 2013. Mr. Yoder is the chief operating officer of GS PMMC and GS MMLC and a member of GSAM’s Private Credit Group with a focus on sourcing, structuring and executing privately negotiated debt financings. He is also a voting member of the Private Credit Group’s Investment Committee, which is responsible for evaluating and approving all of the Company’s investments. Mr. Yoder joined the firm in 2005. Prior to joining the firm, he was a member of the mergers and acquisitions and private equity groups at Paul, Weiss, Rifkind, Wharton & Garrison, LLP.

Jonathan Lamm. Mr. Lamm was appointed as our chief financial officer and treasurer in March 2013. Mr. Lamm is also chief financial officer and treasurer of GS PMMC and GS MMLC and chief operating officer of the GSAM Credit Alternatives portfolio management team, responsible for the operations of the business, including business financials, infrastructure support, and IT project management, as well as the continuous improvement of the control environment. Mr. Lamm is secretary and a non-voting member of the Private Credit Group’s Investment Committee, which is responsible for evaluating and approving all of the Company’s investments. He joined the firm in 2002. Prior to joining the firm, Mr. Lamm worked in the securities audit practice at Deloitte & Touche LLP.

Maya Teufel. Ms. Teufel was appointed as the Company’s chief compliance officer in December 2016. Ms. Teufel is also the chief compliance officer of GS PMMC, GS MMLC and Goldman Sachs Trust II. Prior to joining GSAM in September 2016, she was, from November 2013 to August 2016, the General Counsel and Chief Compliance Officer of Emerging Global Advisors, LLC (currently part of Ameriprise Financial). While at Emerging Global Advisors, Ms. Teufel also held the position of fund chief compliance officer from October 2015 to August 2016. Prior to joining Emerging Global Advisors, she was, from July 2005 to November 2013, Vice President, Corporate Counsel at Prudential Insurance Company of America, a subsidiary of Prudential Financial Inc., an insurance and financial services company. Prior to Prudential, Ms. Teufel was an associate in the mergers and acquisitions groups of Sullivan & Cromwell LLP and Gibson, Dunn & Crutcher LLP.

Salvatore Lentini. Mr. Lentini was appointed as an executive vice president of the Company in March 2013. Mr. Lentini is executive vice president of GS PMMC and GS MMLC and co-head and senior portfolio manager of the GSAM Credit Alternatives portfolio management team and also serves as its head of liquid credit and trading. Mr. Lentini is also a voting member of Private Credit Group’s Investment Committee, which is responsible for evaluating and approving all of the Company’s investments. Mr. Lentini joined the firm in 2006. Prior to joining the firm, Mr. Lentini was a managing director in the Global Investments Group at Amaranth Advisors, where he was responsible for trading all credit products within the United States. Before joining Amaranth, he was responsible for trading high yield and crossover debt at the Royal Bank of Scotland (RBS). Earlier, Mr. Lentini traded high yield fixed income for PaineWebber.

Scott Turco. Mr. Turco was appointed as an executive vice president of the Company in February 2015. Mr. Turco is executive vice president of GS PMMC and GS MMLC and a member of the GSAM Private Credit Group with a focus on sourcing, structuring and executing privately negotiated debt financings. He is also a voting member of the Private Credit Group’s Investment Committee, which is responsible for evaluating and approving all of the Company’s investments. Mr. Turco joined the firm in 2013. Prior to joining the firm, Mr. Turco was a Director at THL Credit, Inc., where he focused on sourcing and underwriting investments across the capital structure of middle-market public and private companies. Before THL Credit, Mr. Turco was an associate at Gabelli & Company, Inc., where he was responsible for originating, researching and advising hedge fund, mutual fund and private equity clients on equity and preferred equity investments in public and private companies.

David Yu. Mr. Yu was appointed as an executive vice president and Head of Research of the Company in March 2013. Mr. Yu is executive vice president and Head of Research of GS PMMC and GS MMLC and a member of the GSAM Private Credit Group with a focus on sourcing, structuring and executing privately negotiated debt financings and serves as its Head of Research. Mr. Yu is a voting member of the Private Credit Group’s Investment Committee, which is responsible for evaluating and approving all of the Company’s investments. Mr. Yu joined the firm in 2006. Prior to joining the firm, Mr. Yu was an associate in the Global Investments Group at Amaranth Advisors, where he similarly worked with public and private issuers to structure and execute debt and equity financings. Prior to joining Amaranth, he worked in the Leveraged Finance and Sponsor Coverage Group at CIBC World Markets.

Carmine Rossetti. Mr. Rossetti was appointed as the Company’s principal accounting officer in May 2017. Mr. Rossetti is also the principal accounting officer of GS PMMC and GS MMLC and head of the GSAM Hedge Fund and BDC Fund Controller teams. He is responsible for fund accounting and financial reporting oversight as well as the continuous improvement of the control environment. He joined the firm in 2004. Prior to joining the firm, Mr. Rossetti worked in the audit practice at Ernst & Young LLP.

Committees of the Board of Directors

Audit Committee

The members of the Audit Committee are Mr. Ardila, Mr. Bakhru, Ms. Clark, Mr. Kari and Ms. Lane, each of whom is an Independent Director. Mr. Kari serves as Chairman of the Audit Committee. The Board and the Audit Committee have determined that Mr. Kari is an “audit committee financial expert,” as defined in Item 407 of Regulation S-K under the Exchange Act. The Audit Committee is responsible for overseeing matters relating to the appointment and activities of our auditors, audit plans and procedures, various accounting and financial reporting issues and changes in accounting policies, and reviewing the results and scope of the audit and other services provided by our independent public accountants. The Audit Committee is also responsible for aiding the Board in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. The Audit Committee’s charter is available on the Company’s website.

The Audit Committee held seven formal meetings in 2016.

Governance and Nominating Committee

The members of the Governance and Nominating Committee are Mr. Ardila, Mr. Bakhru, Ms. Clark, Mr. Kari and Ms. Lane, each of whom is an Independent Director. Mr. Bakhru serves as the Chairman of the Governance and Nominating Committee. The Governance and Nominating Committee is responsible for identifying, researching and nominating Independent Directors for election by our stockholders, selecting nominees to fill vacancies on the Board of Directors or a committee of the Board of Directors, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the evaluation of the Board of Directors and our management.

All candidates nominated for an Independent Director position must meet applicable independence requirements and have the capacity to address financial and legal issues and exercise reasonable business judgment. The Governance and Nominating Committee considers a variety of criteria in evaluating candidates (including candidates nominated by a stockholder), including (1) experience in business, financial or investment matters or in other fields of endeavor; (2) financial literacy and/or whether he or she is an “audit committee financial expert,” as defined in Item 407 of Regulation S-K; (3) reputation; (4) ability to attend scheduled Board of Directors and committee meetings; (5) general availability to attend to Board of Directors business on short notice; (6) actual or potential business, family or other conflicts bearing on either the candidate’s independence or the business of the Company; (7) length of potential service; (8) commitment to the representation of the interests of the Company and the stockholders; (9) commitment to maintaining and improving his or her skills and education; (10) experience in corporate governance and best business practices; and (11) the diversity that he or she would bring to the Board of Directors’ composition.

The Governance and Nominating Committee considers nominees properly recommended by a stockholder. Our bylaws provide that for any nomination to be properly brought by a stockholder for a meeting, such stockholder must comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws further provide that nominations of persons for election to the Board of Directors at a special meeting may be made only by or at the direction of the Board of Directors and, provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws. See “Description of Capital Stock—Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals.” The Governance and Nominating Committee’s charter is available on the Company’s website.

The Governance and Nominating Committee held four formal meetings in 2016.

Compensation Committee

The members of our Compensation Committee are Mr. Ardila, Mr. Bakhru, Ms. Clark, Mr. Kari and Ms. Lane, each of whom is an Independent Director. The Compensation Committee is responsible for determining, or recommending to the Board of Directors for determination, the compensation, if any, of our chief executive officer and all other executive officers. The Compensation Committee also assists the Board of Directors with matters related to compensation generally. As none of the Company’s executive officers currently is compensated by the Company, the Compensation Committee does not produce and/or review a report on executive compensation practices. The Compensation Committee’s charter is available on the Company’s website.

The Compensation Committee did not hold any formal meetings in 2016.

Compliance Committee

The members of the Compliance Committee are Mr. Ardila, Mr. Bakhru, Ms. Clark, Mr. Kari and Ms. Lane, each of whom is an Independent Director. Mr. Bakhru serves as Chairman of the Compliance Committee. The Compliance Committee is responsible for overseeing our compliance processes, and insofar as they relate to services provided to us, the compliance processes of our Investment Adviser, principal underwriters (if any), administrator and transfer agent, except that compliance processes relating to the accounting and financial reporting processes and certain related matters are overseen by the Audit Committee. In addition, the Compliance Committee provides assistance to the full Board of Directors with respect to compliance matters. The Compliance Committee’s charter is available on the Company’s website.

The Compliance Committee held three formal meetings in 2016.

Contract Review Committee

The members of the Contract Review Committee are Mr. Ardila, Mr. Bakhru, Ms. Clark, Mr. Kari and Ms. Lane, each of whom is an Independent Director. Mr. Bakhru serves as Chairman of the Contract Review Committee. The Contract Review Committee is responsible for overseeing the processes of the Board of Directors for reviewing and monitoring performance under our investment management, placement agent (if any), principal underwriting (if any) and certain other agreements with our Investment Adviser and its affiliates. The Contract Review Committee also provides appropriate assistance to the Board of Directors in connection with the Board of Directors’ approval, oversight and review of our other service providers, including our custodian/accounting agent, transfer agent, professional firms and printing firms. The Contract Review Committee’s charter is available on the Company’s website.

The Contract Review Committee had one formal meeting in 2016.

Compensation of Directors

From January 1, 2016 to March 31, 2016, each Independent Director was compensated with an $110,000 annual fee for his or her services as a director. The Independent Directors also earned $2,500 plus reasonable out-of-pocket expenses for each Board of Directors meeting attended in person ($1,250 if attending telephonically) and $1,000 plus reasonable out-of-pocket expenses for each committee meeting attended in person ($500 if attending telephonically). In addition, the Chairman of the Board of Directors earned an annual fee of $40,000 and the director designated as the “audit committee financial expert,” as defined in Item 407 of Regulation S-K, earned an annual fee of $10,000 for their additional services in these capacities.

Effective April 1, 2016, the annual fee that each of the Independent Director receives as compensation for his or her services as a director increased from $110,000 to $130,000. The Chairman of our Board of Directors continues to earn an additional annual fee of $40,000 and the director designated as the “audit committee financial expert,” as defined in Item 407 of Regulation S-K, continues to earn an additional annual fee of $10,000 for their additional services in these capacities. The Independent Directors no longer receive additional compensation for each meeting attended, but continue to be reimbursed for travel and other expenses incurred in connection with attending board and committee meetings. We may also pay the incidental costs of a director to attend training or other types of conferences relating to the BDC industry. In addition, we purchase directors’ and officers’ liability insurance on behalf of our directors.

It is the responsibility of the Independent Directors to review their own compensation and recommend to all of the directors the appropriate level of compensation. This level of compensation may be adjusted from time to time. In conducting their review, the Independent Directors use such information as they deem relevant, including compensation paid to directors of other BDCs of similar size and the time and effort required of the directors in fulfilling their responsibilities to the Company.

The following table shows information regarding the compensation earned by the Independent Directors for the fiscal year ended December 31, 2016. No compensation is paid by us to any Interested Director or executive officer of the Company.

	Total Compensation From the Company (1)(2)	Total Compensation From the Goldman Sachs Fund Complex (1)
Interested Director
Kaysie Uniacke (3)	—	—

Independent Directors
Jaime Ardila (4)	$131,750	$151,750
Ashok N. Bakhru (5)	$175,500	$925,500
Janet Clark	$134,250	$154,250
Ross Kari	$134,250	$154,250
Ann B. Lane (6)	$131,750	$151,750

Former Independent Directors
John P. Coblentz, Jr. (7) (8)	$145,500	$395,500
Richard P. Strubel (9)	$135,500	$395,500

(1)	Reflects compensation earned during the year ended December 31, 2016.
(2)	The Company did not award any portion of the fees earned by its directors in stock or options during the year ended December 31, 2016. The Company does not have a profit-sharing plan, and directors do not receive any pension or retirement benefits from us.
(3)	Ms. Uniacke is an Interested Director and, as such, receives no compensation from the Company or the Goldman Sachs Fund Complex for her service as director or trustee.
(4)	Mr. Ardila was appointed to the Board in February 2016.

(5)	Includes compensation as Chairman of the Board.
(6)	Ms. Lane was appointed to the Board in February 2016.
(7)	Includes compensation as “audit committee financial expert.”
(8)	Pursuant to our corporate governance guidelines, Mr. Coblentz retired from the Board of Directors as of December 31, 2016.
(9)	Pursuant to our corporate governance guidelines, Mr. Strubel retired from the Board of Directors as of December 31, 2016.

Portfolio Managers

The individual listed below is our portfolio manager and a voting member of our Investment Adviser’s Investment Committee. In addition, four other voting members and three non-voting members serve on the Investment Committee. The Investment Committee is responsible for approving all of our investments. The Investment Committee also monitors investments in our portfolio and approves all asset dispositions. We expect to benefit from the extensive and varied relevant experience of the investment professionals serving on the Investment Committee, which includes expertise in primary and secondary leveraged credit, private mezzanine finance, stressed and distressed debt, bankruptcy, mergers and acquisitions and private equity. As of June 30, 2017, our portfolio manager, who is primarily responsible for our day-to-day management, manages four registered investment companies with a total of approximately $2.1 billion in assets under management, five pooled investment vehicles with a total of approximately $1.9 billion in assets under management and four other accounts with a total of approximately $0.2 billion in assets under management.4 See “Risk Factors—Risks Relating to Our Business and Structure—Our Investment Adviser, its principals, investment professionals and employees and the members of its Investment Committee have certain conflicts of interest” and “Potential Conflicts of Interest.” Our portfolio manager does not receive any direct compensation from us or from the previously listed accounts for serving in such capacity and the members of the Investment Committee will receive no separate compensation from us or our Investment Adviser for serving on the Investment Committee.

The table below shows the dollar range of shares of common stock to be beneficially owned by our portfolio manager as of December 31, 2016.

Name	Aggregate Dollar Range of Equity Securities in Goldman Sachs BDC, Inc. (1)(2)
Brendan McGovern	$500,001 – $1,000,000

(1)	Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000 or over $1,000,000.
(2)	Dollar range was determined using the number of shares beneficially owned as of December 31, 2016 multiplied by $23.52 per share, the closing price of our stock on December 30, 2016.

Investment Management Agreement

Our initial investment management agreement with our Investment Adviser was entered into as of November 15, 2012 and subsequently amended and restated as of April 1, 2013 (as amended and restated as of April 1, 2013, the “Initial Investment Management Agreement”). Our Board of Directors determined at an in person meeting held in November 2014 to approve certain changes to the Initial Investment Management Agreement and to submit the Investment Management Agreement, which included such changes, for stockholder approval as required by the provisions of the Investment Company Act. At a special meeting of stockholders held in January 2015, our stockholders approved the Investment Management Agreement. The Investment Management Agreement became effective as of January 1, 2015.

[4]	Assets under management (AUM) for registered investment companies that use leverage equals the sum of the NAV for such fund and the drawn debt. With respect to the Company, AUM does not include the assets of the Senior Credit Fund (through which the Company co-invests with a joint venture partner).

Management Services

Pursuant to the terms of our Investment Management Agreement, GSAM, subject to the overall supervision of our Board of Directors, manages our day-to-day investment-related operations and provides investment management services to us.

Subject to compliance with applicable law and published SEC guidance, nothing contained in the Investment Management Agreement in any way precludes, restricts or limits the activities of our Investment Adviser or any of its respective subsidiaries or affiliated parties. See “Potential Conflicts of Interest.”

Management Fee

The Management Fee is calculated at an annual rate of 1.50% (0.375% per quarter) of the average value of our gross assets (excluding cash or cash equivalents (such as investments in money market funds) but including assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters (and, in the case of our first quarter, our gross assets as of such quarter-end). The Management Fee is payable quarterly in arrears. The Management Fee for any partial quarter will be appropriately prorated.

For the three and six months ended June 30, 2017, Management Fees amounted to $4.35 million and $8.81 million, respectively. As of June 30, 2017, $4.35 million remained payable. For the three and six months ended June 30, 2016, Management Fees amounted to $4.19 million and $8.31 million, respectively.

Incentive Fee

The Incentive Fee consists of two components that are determined independent of each other, with the result that one component may be payable even if the other is not. The calculation of our incentive fee pursuant to our Investment Management Agreement has been modified from the method used to calculate the Incentive Fee payable for the periods ending after January 1, 2015.

A portion of the Incentive Fee is based on our income and a portion is based on our capital gains, each as described below. Our Investment Adviser is entitled to receive the Incentive Fee based on income from us if our Ordinary Income (as defined below) exceeds a quarterly “hurdle rate” of 1.75%. For this purpose, the hurdle is computed by reference to our NAV and does not take into account changes in the market price of our common stock.

Beginning with the calendar quarter that commenced on January 1, 2015, the Incentive Fee based on income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to our aggregate net investment income, as adjusted as described below, from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2015). The Incentive Fee based on capital gains is determined and paid annually in arrears at the end of each calendar year by reference to an Annual Period.

The hurdle amount for the Incentive Fee based on income is determined on a quarterly basis and is equal to 1.75% multiplied by our NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments for subscriptions (which includes all issuances by us of shares of our common stock, including issuances pursuant to our dividend reinvestment plan) and distributions that occurred during the relevant Trailing Twelve Quarters. The Incentive Fee for any partial period will be appropriately prorated.

Quarterly Incentive Fee Based on Income. For the portion of the Incentive Fee based on income, we pay our Investment Adviser a quarterly Incentive Fee based on the amount by which (A) Ordinary Income in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. For the avoidance of doubt, Ordinary Income is net of all fees and expenses, including the Management Fee but excluding any Incentive Fee.

The Incentive Fee based on income for each quarter is determined as follows:

•	No Incentive Fee based on income is payable to our Investment Adviser for any calendar quarter for which there is no Excess Income Amount;

•	100% of the Ordinary Income, if any, that exceeds the hurdle amount, but is less than or equal to an amount, which we refer to as the “Catch-up Amount,” determined as the sum of 2.1875% multiplied by our NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters is included in the calculation of the Incentive Fee based on income; and

•	20% of the Ordinary Income that exceeds the Catch-up Amount is included in the calculation of the Incentive Fee based on income.

The amount of the Incentive Fee based on income that is paid to our Investment Adviser for a particular quarter is equal to the excess of the Incentive Fee so calculated minus the aggregate Incentive Fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters but not in excess of the Incentive Fee Cap (as described below).

The Incentive Fee Cap for any quarter is an amount equal to (a) 20% of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate Incentive Fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

“Cumulative Net Return” means (x) the Ordinary Income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss, if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, we will pay no Incentive Fee based on income to our Investment Adviser for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the Incentive Fee based on income that is payable to our Investment Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, we will pay an Incentive Fee based on income to our Investment Adviser equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the Incentive Fee based on income that is payable to our Investment Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, we will pay an Incentive Fee based on income to our Investment Adviser equal to the Incentive Fee calculated as described above for such quarter without regard to the Incentive Fee Cap.

“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

The following is a graphical representation of the calculation of the Incentive Fee based on income:

Incentive Fee based on Income

Percentage of Ordinary Income comprising the Incentive Fee based on Income

(expressed as an annualized rate(1) of return on the value of net assets as of the beginning of each of the quarters included in the Trailing Twelve Quarters)

(1)	The Incentive Fee is determined on a quarterly basis but has been annualized for purposes of the above diagram. The diagram also does not reflect the Incentive Fee Cap.

Annual Incentive Fee Based on Capital Gains. The portion of the Incentive Fee based on capital gains is calculated on an annual basis. For each Annual Period, we pay our Investment Adviser an Incentive Fee equal to (A) 20% of the difference, if positive, of the sum of our aggregate realized capital gains, if any, computed net of our aggregate realized capital losses, if any, and our aggregate unrealized capital depreciation, in each case from April 1, 2013 until the end of such Annual Period minus (B) the cumulative amount of Incentive Fees based on capital gains previously paid to our Investment Adviser from April 1, 2013. For the avoidance of doubt, unrealized capital appreciation is excluded from the calculation in clause (A), above.

We accrue, but not pay, a portion of the Incentive Fee based on capital gains with respect to net unrealized appreciation. Under GAAP, we are required to accrue an Incentive Fee based on capital gains that includes net realized capital gains and losses and net unrealized capital appreciation and depreciation on investments held at the end of each period. In calculating the accrual for the Incentive Fee based on capital gains, we consider the cumulative aggregate unrealized capital appreciation in the calculation, since an Incentive Fee based on capital gains would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Management Agreement. This accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital appreciation or depreciation. If such amount is positive at the end of a period, then we record a capital gains incentive fee equal to 20% of such amount, minus the aggregate amount of actual Incentive Fees based on capital gains paid in all prior periods. If such amount is negative, then there is no accrual for such period. There can be no assurance that such unrealized capital appreciation will be realized in the future. For the avoidance of doubt, the Incentive Fee examples below reflect the calculation of the Incentive Fee payable under the Investment Management Agreement rather than accruals of the Incentive Fee as required by GAAP.

For the three and six months ended June 30, 2017, we incurred Incentive Fees based on income of $1.24 million and $4.97 million, respectively. As of June 30, 2017, $1.24 million remained payable. For the three and six months ended June 30, 2016, we incurred Incentive Fees based on income of $2.08 million and $3.49 million, respectively. For the three and six months ended June 30, 2017 and 2016, we did not accrue any Incentive Fees based on capital gains.

Example of Calculation of the Incentive Fee based on Income Assumptions

Assumptions(1)

•	Quarter 1

•	Net Asset Value at the start of Quarter 1 = $100.0 million

•	Quarter 1 Ordinary Income = $6.0 million

•	Quarter 1 Net Capital Gain = $1.0 million

•	Quarter 1 Hurdle Amount = $1.75 million (calculated based on an annualized 7.00% hurdle rate)

•	Quarter 1 Catch-up Amount = $2.1875 million (calculated based on an annualized 8.75% rate)

•	Quarter 2

•	Net Asset Value at the start of Quarter 2 = $100.0 million

•	Quarter 2 Ordinary Income = $1.5 million

•	Quarter 2 Net Capital Gain = $1.0 million

•	Quarter 2 Hurdle Amount = $1.75 million (calculated based on an annualized 7.00% hurdle rate)

•	Quarter 2 Catch-up Amount = $2.1875 million (calculated based on an annualized 8.75% rate)

•	Quarter 3

•	Net Asset Value at the start of Quarter 3 = $100.0 million

•	Quarter 3 Ordinary Income = $2.0 million

•	Quarter 3 Net Capital Loss = ($6.0) million

•	Quarter 3 Hurdle Amount = $1.75 million (calculated based on an annualized 7.00% hurdle rate)

•	Quarter 3 Catch-up Amount = $2.1875 million (calculated based on an annualized 8.75% rate)

•	Quarter 4

•	Net Asset Value at the start of Quarter 4 = $100.0 million

•	Quarter 4 Ordinary Income = $3.5 million

•	Quarter 4 Net Capital Gain = $3.0 million

•	Quarter 4 Hurdle Amount = $1.75 million (calculated based on an annualized 7.00% hurdle rate)

•	Quarter 4 Catch-up Amount = $2.1875 million (calculated based on an annualized 8.75% rate)

(1)	For illustrative purposes, Net Asset Value is assumed to be $100.0 million as of the beginning of all four quarters and does not give effect to gains or losses in the preceding quarters.

Determination of Incentive Fee based on income

In Quarter 1, the Ordinary Income of $6.0 million exceeds the Hurdle Amount of $1.75 million and the Catch-up Amount of $2.1875 million. There are no Net Capital Losses. As a result, an Incentive Fee based on income of $1.2 million ((100% of $437,500) + (20% of $3,812,500)) is payable to our Investment Adviser for Quarter 1.

In Quarter 2, the Quarter 2 Ordinary Income of $1.5 million does not exceed the Quarter 2 Hurdle Amount of $1.75 million, but the aggregate Ordinary Income for the Trailing Twelve Quarters of $7.5 million exceeds the aggregate Hurdle Amount for the Trailing Twelve Quarters of $3.5 million and the aggregate Catch-up Amount for the Trailing Twelve Quarters of $4.375 million. There are no Net Capital Losses. As a result, an Incentive Fee based on income of $300,000 ($1.5 million ((100% of $875,000) + (20% of 3,125,000)) minus $1.2 million paid in Quarter 1) is payable to our Investment Adviser for Quarter 2.

In Quarter 3, the aggregate Ordinary Income of the Trailing Twelve Quarters of $9.5 million exceeds the aggregate Hurdle Amount for the Trailing Twelve Quarters of $5.25 million and the aggregate Catch-up Amount for the Trailing Twelve Quarters of $6.5625 million. However, there is an aggregate Net Capital Loss of ($4.0) million for the Trailing Twelve Quarters. As a result, the Incentive Fee Cap would apply. The Incentive Fee Cap equals $(400,000), calculated as follows:

(20% x ($9.5 million minus $4.0 million)) minus $1.5 million paid in Quarters 1 and 2. Because the Incentive Fee Cap is a negative value, there is no Incentive Fee based on income payable to our Investment Adviser for Quarter 3.

In Quarter 4, the aggregate Ordinary Income of the Trailing Twelve Quarters of $13.0 million exceeds the aggregate Hurdle Amount for the Trailing Twelve Quarters of $7.0 million and the aggregate Catch-up Amount for the Trailing Twelve Quarters of $8.75 million. The calculation of the Incentive Fee based on income would be $1.1 million ($2.6 million (100% of $1.75 million) + (20% of $4.25 million) minus $1.5 million paid in Quarters 1 and 2). However, there is an aggregate Net Capital Loss of ($1.0) million for the Trailing Twelve Quarters. As a result, the Incentive Fee Cap would apply. The Incentive Fee Cap equals $900,000 calculated as follows:

(20% x ($13.0 million minus $1.0 million)) minus $1.5 million. Because the Incentive Fee Cap is positive but less than the Incentive Fee based on income of $1.1 million calculated prior to applying the Incentive Fee Cap, an Incentive Fee based on income of $900,000 is payable to our Investment Adviser for Quarter 4.

Examples of Calculation of Incentive Fee based on Capital Gains

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

•	Year 2: Investment A sold for $30 million, fair value of Investment B determined to be $25 million and fair value of Investment C determined to be $27 million

•	Year 3: fair value of Investment B determined to be $29 million and Investment C sold for $30 million

•	Year 4: fair value of Investment B determined to be $40 million

Determination of Incentive Fee based on capital gains

The Incentive Fee based on capital gains, if any, would be:

•	Year 1: None

•	Year 2: $1.0 million

The portion of the Incentive Fee based on capital gains equals (A) 20% of the difference, if positive, of the sum of our aggregate realized capital gains, if any, computed net of our aggregate realized capital losses, if any, and our aggregate unrealized capital depreciation, if any, in each case from April 1, 2013 until the end of the applicable Annual Period minus (B) the cumulative amount of Incentive Fees based on capital gains previously paid to our Investment Adviser from April 1, 2013.

Therefore, using the assumptions above, the Incentive Fee based on capital gains equals (A) 20% x ($10.0 million—$5.0 million) minus (B) $0.

Therefore, the Incentive Fee based on capital gains equals $1.0 million.

•	Year 3: $1.8 million, which is calculated as follows:

The Incentive Fee based on capital gains equals (A) 20% x ($15.0 million—$1.0 million) minus (B) $1.0 million.

Therefore, the Incentive Fee based on capital gains equals $1.8 million.

•	Year 4: $200,000, which is calculated as follows:

The Incentive Fee based on capital gains equals (x) (A) 20% x ($15.0 million—$0 million) minus (B) $2.8 million.

Therefore, the Incentive Fee based on capital gains equals $200,000.

Expenses

Our Investment Adviser pays all costs incurred by it in connection with the performance of its duties under the Investment Management Agreement. Our Investment Adviser pays the compensation and expenses of all its personnel and makes available, without expense to us, the services of such of its partners, officers and employees as may duly be elected as our officers or directors, subject to their individual consent to serve and to any limitations imposed by law. Our Investment Adviser is not required to pay any of our expenses other than those specifically allocated to it, including as set forth below. In particular, but without limiting the generality of the foregoing, our Investment Adviser is not required to pay: (i) our operational and organizational expenses; (ii) fees and expenses, including travel expenses, incurred by our Investment Adviser or payable to third parties related to our investments, including, among others, professional fees (including the fees and expenses of consultants and experts) and fees and expenses from evaluating, monitoring, researching and performing due diligence on investments and prospective investments; (iii) interest payable on debt, if any, incurred to finance our investments; (iv) fees and expenses incurred by us in connection with membership in investment company organizations; (v) brokers’ commissions; (vi) fees and expenses associated with calculating our NAV (including the costs and expenses of any independent valuation firm); (vii) legal, auditing or accounting expenses; (viii) taxes or governmental fees; (ix) the fees and expenses of our administrator, transfer agent or sub-transfer agent; (x) the cost of preparing stock certificates or any other expenses, including clerical expenses of issue, redemption or repurchase of our shares; (xi) the expenses of and fees for registering or qualifying our shares for sale and of maintaining our registration and registering us as a broker or a dealer; (xii) the fees and expenses of our directors who are not affiliated with our Investment Adviser; (xiii) the cost of preparing and distributing reports, proxy statements and notices to our stockholders, the SEC and other regulatory authorities; (xiv) costs of holding stockholder meetings; (xv) listing fees; (xvi) the fees or disbursements of custodians of our assets, including expenses incurred in the performance of any obligations enumerated by our certificate of incorporation or bylaws insofar as they govern agreements with any such custodian; (xvii) insurance premiums; or (xviii) costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute in connection with our business and the amount of any judgment or settlement paid in connection therewith, or the enforcement of our rights against any person and indemnification or contribution expenses payable by us to any person and other extraordinary expenses not incurred in the ordinary course of our business. Our Investment Adviser is not required to pay expenses of activities which are primarily intended to result in sales of our shares, including, all costs and expenses associated with the preparation and distribution of an offering memorandum, a subscription agreement, if applicable, a registration statement, a prospectus or a stockholder application form.

Our Investment Adviser may impose a voluntary cap on the amount of expenses that will be borne by us on a monthly or annual basis. Any such expense cap may be increased, decreased, waived or eliminated at any time at our Investment Adviser’s sole discretion.

To the extent that expenses to be borne by us pursuant to the Investment Management Agreement are paid by our Investment Adviser, we will reimburse our Investment Adviser for such expenses, provided, however, that our Investment Adviser may elect, from time to time and in its sole discretion, to bear certain of our expenses set forth above, including organizational and other expenses.

Board Approval of the Investment Advisory and Management Agreement

Our Board of Directors determined at an in person meeting held on August 1, 2017 to approve the continuation of the Investment Management Agreement. In its consideration of the renewal of the Investment Management Agreement, the Board of Directors focused on information it had received relating to, among other things:

•	the nature, quality and extent of the advisory and other services provided to us by the Investment Adviser;

•	the contractual terms of the Investment Management Agreement, including the structure of the Management Fee imposed on gross assets (excluding cash) and the Incentive Fee imposed on net investment income and capital gains;

•	comparative data with respect to the advisory fees and other expenses paid by other externally managed BDCs with similar investment objectives and strategies;

•	information about the services performed and the personnel performing such services under the Investment Management Agreement;

•	comparative data with respect to our investment performance and the performance of other BDCs with comparable investment objectives and strategies;

•	the Investment Adviser’s revenues and pre-tax profit margins with respect to its management of us;

•	any existing and potential benefits to the Investment Adviser or its affiliates from its relationship with us;

•	other potential benefits to us as a result of our relationship with the Investment Adviser; and

•	such other matters as the Board of Directors determined were relevant to their consideration of the Investment Management Agreement.

In connection with their consideration of the renewal of the Investment Management Agreement, our Board of Directors gave weight to each of the factors described above, but did not identify any one particular factor as controlling their decision. After deliberation and consideration of all of the information provided, including the factors described above, the Board of Directors concluded, in the exercise of their business judgment, that the management fees paid by us were reasonable in light of the services provided to us by the Investment Adviser, the Investment Adviser’s costs, and our current and reasonably foreseeable asset levels. The Board of Directors unanimously concluded that the Investment Adviser’s continued management likely would benefit us and our stockholders and that the Investment Management Agreement should be approved and continued with respect to us until August 31, 2018.

For the year ended December 31, 2013, we paid our Investment Adviser a total of $1.55 million in fees (excluding fees that are accrued but not paid) pursuant to the Investment Management Agreement, which consisted of $1.00 million in Management Fees and $0.55 million in Incentive Fees. For the year ended December 31, 2014, we paid our Investment Adviser a total of $10.90 million in fees (excluding fees that are accrued but not paid) pursuant to the Investment Management Agreement, which consisted of $9.40 million in Management Fees and $1.50 million in Incentive Fees. For the year ended December 31, 2015, we paid our Investment Adviser a total of $25.95 million in fees (excluding fees that are accrued but not paid) pursuant to the Investment Management Agreement, which consisted of $14.52 million in Management Fees and $11.43 million in Incentive Fees. For the year ended December 31, 2016, we paid our Investment Adviser a total of $26.15 million in fees (excluding fees that are accrued but not paid) pursuant to the Investment Management Agreement, which consisted of $16.84 million in Management Fees and $9.31 million in Incentive Fees. For the six months ended June 30, 2017, we paid our Investment Adviser a total of $14.07 million in fees (excluding fees that are accrued but not paid) pursuant to the Investment Management Agreement).

Duration and Termination

The Investment Management Agreement will remain in full force and effect for successive annual periods, but only so long as such continuance is specifically approved at least annually by (a) the vote of a majority of our Independent Directors and (b) by a vote of a majority of our Board of Directors or of a majority of our outstanding voting securities, as defined in the Investment Company Act. The Investment Management Agreement may, on 60 days’ written notice to the other party, be terminated in its entirety at any time without the payment of any penalty, by our Board of Directors, by vote of a majority of our outstanding voting stock or by our Investment Adviser. The Investment Management Agreement shall automatically terminate in the event of its assignment.

Limitation of Liability of Our Investment Adviser and the Company

The Investment Management Agreement provides that our Investment Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by us in connection with the matters to which the Investment Management Agreement relates, except a loss resulting from our Investment Adviser’s willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard by our Investment Adviser of its obligations and duties under the Investment Management Agreement. Any person, even though also employed by our Investment Adviser, who may be or become an employee of and paid by us will be deemed, when acting within the scope of such employment, to be acting in such employment solely for us and not as our Investment Adviser’s employee or agent.

Organization of our Investment Adviser

Our Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The principal executive offices of our Investment Adviser are located at 200 West Street, New York, New York 10282.

Administration Agreement

Pursuant to the Administration Agreement with State Street Bank and Trust Company, our administrator, our administrator is responsible for providing various accounting and administrative services to us.

The Administration Agreement provides that the administrator is not liable to us for any damages or other losses arising out of the performance of its services thereunder except under certain circumstances, and contains provisions for the indemnification of the administrator by us against liabilities to other parties arising in connection with the performance of its services to us.

We pay the administrator fees for its services as we determine are commercially reasonable in our sole discretion. We also reimburse the administrator for all reasonable expenses. To the extent that our administrator outsources any of its functions, the administrator pays any compensation associated with such functions.

We are not obligated to retain our administrator. The Administration Agreement may be terminated by either party without penalty upon 30 days’ written notice to the other party.

The terms of any administration agreement that we may enter with any subsequent administrator may differ materially from the terms of the Administration Agreement with State Street Bank and Trust Company in effect prior to such retention, including providing for a fee structure that results in us, directly or indirectly, bearing higher fees for similar services and other terms that are potentially less advantageous to us. Our stockholders will not be entitled to receive prior notice of the engagement of an alternate administrator or of the terms of any agreement that is entered into with such administrator.

License Agreement

We are party to a license agreement with an affiliate of Goldman Sachs pursuant to which we have been granted a non-exclusive, royalty-free license to use the “Goldman Sachs” name. Under this agreement, we do not have a right to use the Goldman Sachs name if GSAM or another affiliate of Goldman Sachs is not our investment adviser or if our continued use of such license results in a violation of applicable law, results in a regulatory burden or has adverse regulatory consequences. Other than with respect to this limited license, we have no legal right to the “Goldman Sachs” name.

RELATED PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS

We are party to various agreements with affiliates of Group Inc., which owns a significant amount of our common stock. Our Investment Adviser and other affiliates of Group Inc. also perform services for other clients, which creates various conflicts of interest. See “Potential Conflicts of Interest” and “Risk Factors—Risks Relating to Our Business and Structure—Potential conflicts of interest with other businesses of Goldman Sachs could impact our investment returns.”

Co-Investment Opportunities

We have in the past co-invested, and in the future may co-invest, on a concurrent basis with other funds managed by GSAM and its affiliates, but not if such co-investment is impermissible under existing regulatory guidance, applicable regulations or GSAM’s allocation procedures. Certain types of negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. On January 4, 2017, the SEC granted GS PMMC, GS MMLC and us, as well as certain other funds that may be managed by GSAM in the future, exemptive relief to make negotiated co-investments, subject to certain terms and conditions in the exemptive relief. See “Regulation.”

Material Non-Public Information

Our senior management and other investment professionals from our investment adviser may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material, non-public information that might restrict our ability to buy or sell securities of such company under the policies of the company or applicable law.

Transactions with Related Persons

Investment Management Agreement

The Company is party to the Investment Management Agreement, pursuant to which the Company pays GSAM, a wholly owned subsidiary of Group Inc., a fee for investment management services consisting of a management fee based on the Company’s gross assets (excluding cash or cash equivalents but including assets purchased with borrowed amounts) and an incentive fee based on the performance of the Company’s investments. Certain of the Company’s officers are also officers and employees of GSAM.

For the year ended December 31, 2013, we paid our Investment Adviser a total of $1.55 million in fees (excluding fees that are accrued but not paid) pursuant to the Investment Management Agreement, which consisted of $1.00 million in Management Fees and $0.55 million in Incentive Fees. For the year ended December 31, 2014, we paid our Investment Adviser a total of $10.90 million in fees (excluding fees that are accrued but not paid) pursuant to the Investment Management Agreement, which consisted of $9.40 million in Management Fees and $1.50 million in Incentive Fees. For the year ended December 31, 2015, the Company paid GSAM a total of $25.95 million in fees (excluding fees that are accrued but not paid) pursuant to the Investment Management Agreement, which consisted of $14.52 million in Management Fees and $11.43 million in Incentive Fees.

For the year ended December 31, 2016, we paid our Investment Adviser a total of $26.15 million in fees (excluding fees that are accrued but not paid) pursuant to the Investment Management Agreement, which consisted of $16.84 million in Management Fees and $9.31 million in Incentive Fees.

The Management Fee and Incentive Fee paid to our Investment Adviser are based on the value of our investments and there may be a conflict of interest when personnel of our Investment Adviser are involved in the valuation process for our portfolio investments. See also “Management—Investment Management Agreement.”

License Agreement

The Company is party to a license agreement with an affiliate of Goldman Sachs pursuant to which the Company has been granted a non-exclusive, royalty-free license to use the “Goldman Sachs” name. Under this agreement, the Company does not have a right to use the Goldman Sachs name if GSAM or another affiliate of Goldman Sachs is not the Company’s investment adviser or if the Company’s continued use of such license results in a violation of applicable law, results in a regulatory burden or has adverse regulatory consequences. Other than with respect to this limited license, the Company has no legal right to the “Goldman Sachs” name.

10b5-1 Plan

GS & Co. adopted the GS 10b5-1 Plan in accordance with Rules 10b5-1 and 10b-18 under the Exchange Act, which provided for the purchase by GS & Co. in the open market of up to the lesser of (i) $25.00 million in the aggregate of the Company’s common stock and (ii) such amount that would not bring its collective ownership (with Group Inc.) of our common stock over 19.9%. The GS 10b5-1 Plan expired on March 18, 2016. The GS 10b5-1 Plan required GS & Co. to purchase shares of our common stock when the market price per share was below our most recently reported NAV per share (including any updates, corrections or adjustments publicly announced by us to any previously announced NAV per share). The purchase of shares by GS & Co. pursuant to the GS10b5-1 Plan was intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Exchange Act, and was otherwise subject to applicable law. Under the GS 10b5-1 Plan, GS & Co. increased the volume of purchases made anytime the market price per share of our common stock declined below the most recently reported NAV per share, subject to volume restrictions. Purchases of our common stock by GS & Co. under the GS 10b5-1 Plan may have resulted in the price of our common stock being higher than the price that otherwise might have existed in the open market. For the three months ended March 31, 2016, GS & Co. purchased 432,638 shares of our common stock pursuant to the GS 10b5-1 Plan. For the year ended December 31, 2015, GS & Co. purchased 219,716 shares of our common stock pursuant to the GS 10b5-1 Plan. For the period January 1, 2016 through March 18, 2016, GS & Co. purchased 432,638 shares of our common stock pursuant to the GS 10b5-1 Plan.

Common Stock Repurchase Plans

In February 2015, our Board of Directors approved the Company Repurchase Plan, which authorized our purchase of up to $35.00 million of our common stock in the open market during open trading periods. No repurchases were made pursuant to the Company Repurchase Plan which expired on March 18, 2016.

In February 2016, our Board of Directors authorized us to repurchase up to $25.00 million of our common stock if the stock trades below the most recently announced NAV per share (including any updates, corrections or adjustments publicly announced by the Company to any previously announced NAV per share), from March 18, 2016 to March 18, 2017, subject to certain limitations. In February 2017, our Board of Directors renewed its authorization of the stock repurchase plan to extend the expiration to March 18, 2018.

In connection with this authorization, we entered into Company 10b5-1 Plan. The Company 10b5-1 Plan provides that purchases will be conducted on the open market on a programmatic basis in accordance with Rules 10b5-1 and 10b-18 under the Exchange Act and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances. No purchases will be effected pursuant to the Company 10b5-1 Plan if such purchase would (i) cause the aggregate ownership of our outstanding stock by Group Inc. and GS & Co. to equal or exceed 25.0% (due to the reduction in outstanding shares of stock as a result of purchase) or (ii) cause our debt/ equity ratio to exceed 0.75. The Company 10b5-1 Plan initially took effect on March 18, 2016 (with any purchases to commence after the opening of NYSE trading on March 21, 2016), was subsequently renewed and is scheduled to expire on March 18, 2018. Further, no purchases will be effected during the applicable restricted period under Regulation M as a result of an offering of securities by us or for a period of 60 days after the expiration of any overallotment option included in any common equity offering.

Repurchases of our common stock under the Company 10b5-1 Plan or otherwise may result in the price of our common stock being higher than the price that otherwise might exist in the open market. For the six months ended June, 2017 and the year ended December 31, 2016, we did not repurchase any stock pursuant to the Company 10b5-1 Plan or otherwise.

Related Party Transaction Review Policy

The Audit Committee conducts quarterly reviews of any potential related party transactions brought to its attention and, during these reviews, it also considers any conflicts of interest brought to its attention pursuant to the Company’s Code of Ethics. Each of the Company’s directors and executive officers is instructed and periodically reminded to inform GSAM Compliance of any potential related party transactions. In addition, each such director and executive officer completes a questionnaire on an annual basis designed to elicit information about any potential related party transactions.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if the person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire these powers within 60 days. The following table sets forth, as of October 16, 2017, the beneficial ownership as indicated in our books and records of each current director, our executive officers and directors as a group, and each person known to us to beneficially own 5% or more of the outstanding shares of our common stock. With respect to persons known to us to beneficially own 5% or more of the outstanding shares of our common stock, we base such knowledge on beneficial ownership filings made by the holders with the SEC and other information known to us. The percentage ownership is based on 40,130,665 shares of common stock outstanding as of October 16, 2017.

Name and Address	Type of Ownership (3)	Shares Owned	Percentage
Beneficial owners of 5% or more

The Goldman Sachs Group, Inc. (1)	Beneficial	6,483,653	16.16%

Interested Director

Kaysie Uniacke	Beneficial	10,000	*

Independent Directors

Jaime Ardila	Beneficial	4,683	*

Ashok N. Bakhru	Beneficial	9,965	*

Janet F. Clark	Beneficial	5,000	*

Ross J. Kari	Beneficial	5,000	*

Ann B. Lane	Beneficial	2,240	*

Executive Officers

Brendan McGovern	Beneficial	35,000	*

Jon Yoder	Beneficial	5,000	*

Jonathan Lamm	Beneficial	5,000	*

Maya Teufel	Beneficial	—	—

Caroline Kraus	Beneficial	—	—

Salvatore Lentini	Beneficial	30,809	*

Scott Turco	Beneficial	2,500	*

David Yu	Beneficial	8,000	*

Carmine Rossetti	Beneficial	—	—

All officers and directors as a group (15 persons) (2)	Beneficial	123,197	*

*	Represents less than 1%.
(1)	Based on a Schedule 13G filed with the SEC on February 14, 2017. The address of Group Inc. is 200 West Street, New York, New York 10282. The shares of the Company’s common stock shown in the above table as being owned by Group Inc. include 652,354 shares held directly by GS & Co., a wholly owned subsidiary of Group Inc. Group Inc. disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

(2)	The address for each of the Company’s directors and executive officers is c/o Goldman Sachs Asset Management, L.P., 200 West Street, New York, New York 10282.
(3)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act.

The following table sets forth the dollar range of our equity securities beneficially owned by each of our directors as of December 31, 2016. Beneficial ownership is determined in accordance with Rule 16a-1(a)(2) under the Exchange Act. We are not part of a “family of investment companies,” as that term is defined in the Investment Company Act.

Name of Director	Dollar Range of Equity Securities in the Company (1)(2)
Interested Director
Kaysie Uniacke	Over $100,000

Independent Directors
Jaime Ardila	Over $100,000
Ashok N. Bakhru	Over $100,000
Janet F. Clark	Over $100,000
Ross J. Kari	None
Ann B. Lane	None

(1)	Dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.
(2)	Dollar ranges were determined using the number of shares beneficially owned as of the December 31, 2016 multiplied by the closing sales price of the Company’s common stock as reported on the NYSE on December 30, 2016.

PORTFOLIO COMPANIES

The following table sets forth certain information as of June 30, 2017, for each portfolio company in which we had an investment. Other than these investments, our only formal relationships with our portfolio companies are the significant managerial assistance that we may provide upon request and the board observation or participation rights we may receive in connection with our investment. As defined by the Investment Company Act, other than Senior Credit Fund, we do not “control” any of the portfolio companies; however, we are considered an “affiliate” of one of our portfolio companies. In general, under the Investment Company Act, we would be presumed to “control” a portfolio company if we owned more than 25% of its voting securities and would be an “affiliate” of a portfolio company if we owned more than 5% of its outstanding voting securities.

Portfolio Company	Address	Industry	Interest	Maturity	Par Amount	Cost	Fair Value	Percentage of Class
Investments at Fair Value—152.16%#
Corporate Debt (1)—135.59%
1st Lien/Senior Secured Debt—49.78%
Artesyn Embedded Technologies, Inc.(2)	5810 Van Allen Way, Carlsbad, CA 92008	Electronic Equipment, Instruments & Components	9.75%	10/15/2020	$20,000	$20,000	$19,350
Continuum Managed Services LLC(+++)(3)	99 High Street, 31st Floor Boston, MA 02110	IT Services	L + 8.75% (1.00% Floor)	06/08/2023	28,760	27,976	27,969
Continuum Managed Services LLC(3)(4)(5)	99 High Street, 31st Floor Boston, MA 02110	IT Services	L + 8.75% (1.00% Floor)	06/08/2023	2,392	(65)	(66)
Continuum Managed Services LLC(3)(4)(5)	99 High Street, 31st Floor Boston, MA 02110	IT Services	L + 8.75% (1.00% Floor)	06/08/2022	2,220	(60)	(61)
Elemica, Inc.(+)	550 East Swedesford Road, Suite 310, Wayne, PA 19087	Software	L + 8.00% (1.00% Floor)	07/07/2021	42,075	41,183	41,234
Elemica, Inc.(4) (5)	550 East Swedesford Road, Suite 310, Wayne, PA 19087	Software	L + 8.00% (1.00% Floor)	07/07/2021	6,000	(127)	(120)
Heligear Acquisition Co.(2)	d/b/a Northstar Aerospace, Inc. 6006 W. 73rd Street, Bedford Park, IL 60638	Aerospace & Defense	10.25%	10/15/2019	17,500	17,332	17,850
Imperial Bag & Paper Co. LLC(+)(3)	255 Route 1 & 9 Jersey City, NJ 07306	Distributors	L + 7.50% (1.00% Floor)	06/10/2024	11,100	10,880	10,878
Infinity Sales Group(+++)	5201 Congress Avenue Suite 150, Boca Raton, FL 33487	Media	L + 10.50% (1.00% Floor)	11/21/2018	30,309	30,092	28,490
Iracore International Holdings, Inc.^(+)	3516 13th Avenue, Hibbing, MN 55746	Energy Equipment & Services	L + 9.00% (1.00% Floor)	04/12/2021	3,389	3,389	3,389
Kawa Solar Holdings Limited^(6)	Anckelmannsplatz 1, 20537 Hamburg, Germany	Construction & Engineering	F + 8.20% and 3.50% PIK	07/02/2018	10,537	10,504	10,537
Kawa Solar Holdings Limited^(+++) (6)(7)	Anckelmannsplatz 1, 20537 Hamburg, Germany	Construction & Engineering	L + 8.20%	07/02/2018	6,843	6,734	2,064
Legacy Buyer Corp.(+++)	Casus Healthcare, LLC, 9205 Legacy Drive, Frisco, TX 75033	Health Care Providers & Services	L + 8.00% (1.00% Floor)	10/24/2019	24,882	24,613	24,385
Legacy Buyer Corp.(4) (5)	Casus Healthcare, LLC, 9205 Legacy Drive, Frisco, TX 75033	Health Care Providers & Services	L + 8.00% (1.00% Floor)	10/24/2019	2,500	(27)	(50)

Portfolio Company	Address	Industry	Interest	Maturity	Par Amount	Cost	Fair Value	Percentage of Class
Madison-Kipp Corporation(+)	201 Waubesa Street, Madison, WI 53704-8043	Machinery	L + 9.00% (1.00% Floor)	05/26/2020	33,644	33,207	33,476
Netvoyage Corporation(+)(3)	2500 W Executive Parkway, Suite 350 Lehi, UT 84043	Software	L + 9.50% (1.00% Floor)	03/24/2022	7,849	7,698	7,692
Netvoyage Corporation(3)(4)(5)	2500 W Executive Parkway, Suite 350 Lehi, UT 84043	Software	L + 9.50% (1.00% Floor)	03/24/2022	654	(12)	(13)
Perfect Commerce, LLC(+++)	One Compass Way, Suite 120, Newport News, VA 23606	Internet Software & Services	L + 8.50% (1.00% Floor)	06/30/2020	36,293	35,715	36,655
The Merit Distribution Group, LLC(+)	1310 Union Street, Spartanburg, SC 29302	Distributors	L + 11.25% (0.50% Floor)	04/08/2021	24,625	24,121	24,625
US Med Acquisition, Inc.(+++)	8260 NW 27 Street, Suite 403, Doral, Florida 33122	Health Care Equipment & Supplies	L + 9.00% (1.00% Floor)	08/13/2021	30,419	29,961	29,810
Vexos, Inc.(+++)	640 Freedom Business Center Drive, Suite 201, King of Prussia, PA 19406	Electronic Equipment, Instruments & Components	L + 9.50% (1.00% Floor)	10/09/2019	38,297	37,885	36,765
Yasso, Inc.(+++)(3)	2 Heritage Drive, #501 Quincy, MA 02171	Food Products	L + 7.75% (1.00% Floor)	03/23/2022	9,077	8,906	8,896

Total 1st Lien/Senior Secured Debt						369,905	363,755
1st Lien/Last-Out Unitranche—41.94%
Associations, Inc.(+++) (8)	5401 N. Central Expy., Suite 300, Dallas, TX 75204	Real Estate Management & Development	L + 7.00% (1.00% Floor)	12/23/2019	57,838	57,202	57,405
Avenue Stores, LLC(+)(8)	365 West Passaic Street, Suite 230, Rochelle Park, NJ 07662	Specialty Retail	L + 8.00% (1.00% Floor)	09/19/2019	30,000	29,620	30,000
Bolttech Mannings, Inc.(+++) (8)	501 Mosside Boulevard, North Versailles, PA 15137	Commercial Services & Supplies	L + 7.75% (1.00% Floor)	12/21/2018	36,346	36,055	16,356
Bolttech Mannings, Inc.(+++)(4)(8)	501 Mosside Boulevard, North Versailles, PA 15137	Commercial Services & Supplies	L + 7.75% (1.00% Floor)	12/21/2018	3,996	3,330	1,132
Mervin Manufacturing, Inc.(+++)(8)	701 N. 34th St., Suite #100, Seattle, WA 98103	Leisure Equipment & Products	L + 7.50% (1.00% Floor)	10/10/2019	11,165	11,045	10,327
myON, LLC(+)(3)(8)	505 Lincoln Drive Minneapolis, MN 55436	Internet Software & Services	L + 8.50% (1.00% Floor)	02/17/2022	7,100	6,966	6,958
NTS Communications, Inc.^(+++)(8)	1220 Broadway, Lubbock, TX 79401	Diversified Telecommunication Services	L + 9.00% (1.25% Floor) PIK	06/06/2019	55,515	52,171	48,020
Pro-Pet, LLC(+) (8)	1601 McKinley Road, St. Marys, OH 45885	Household Products	L + 7.25% (0.75% Floor)	11/21/2019	31,600	31,177	29,546
Smarsh, Inc.(+)(3)(8)	851 SW 6th Avenue, Suite 800 Portland, OR 97204	Software	L + 7.88% (1.00% Floor)	03/31/2021	17,800	17,489	17,488
The Service Companies Inc.(++)	14750 NW 77th Court, Suite 1100, Miami Lakes, FL 33016	Professional Services	L + 10.25% (1.00% Floor)	03/26/2019	45,723	45,335	45,037
United Road Services, Inc.(+) (8)	10701 Middlebelt Road, Romulus, MI 48174	Air Freight & Logistics	L + 7.50% (1.00% Floor)	1/15/2018	44,658	44,540	44,212

Total 1st Lien/Last-Out Unitranche						334,930	306,481
2nd Lien/Senior Secured Debt—43.42%
American Dental Partners, Inc.(+++)(3)	401 Edgewater Place, Suite 430 Wakefield, MA 01880	Health Care Providers & Services	L + 8.50% (1.00% Floor)	09/25/2023	8,500	8,294	8,288

Portfolio Company	Address	Industry	Interest	Maturity	Par Amount	Cost	Fair Value	Percentage of Class
ASC Acquisition Holdings, LLC(+++)	600 E. Las Colinas Boulevard, Suite 700 Irving, Texas 75039	Distributors	L + 13.00% (1.00% Floor)	12/15/2022	30,000	29,226	30,000
DiscoverOrg, LLC(+)	805 Broadway Street, Suite 900, Vancouver, WA 98660	Software	L + 9.00% (1.00% Floor)	02/10/2022	39,500	38,850	39,006
DuBois Chemicals, Inc.(+)(3)	3630 E. Kemper Road Sharonville, Ohio 45241	Chemicals	L + 8.00% (1.00% Floor)	03/15/2025	20,700	20,250	20,493
Global Tel*Link Corporation(+++)	12021 Sunset Hills Road, Suite 100, Reston, VA 20190	Diversified Telecommunication Services	L + 7.75% (1.25% Floor)	11/23/2020	28,000	27,692	27,878
IHS Intermediate Inc.(+++)	1700 East Golf Road, Suite 900, Schaumburg, Illinois 60173	Health Care Providers & Services	L + 8.25% (1.00% Floor)	07/20/2022	10,000	9,842	9,525
Market Track, LLC(+)(3)	233 S. Wacker Drive, Suite 2105 Chicago, IL 60606	Internet Catalog & Retail	L + 7.75% (1.00% Floor)	06/05/2025	22,200	21,539	21,534
MedPlast Holdings, Inc.(++)	405 West Geneva Drive Tempe, AZ 85282	Health Care Equipment & Supplies	L + 8.75% (1.00% Floor)	06/06/2023	38,500	37,586	37,633
MPI Products LLC(+++)	2129 Austin Street, Rochester Hills, MI 48309	Auto Components	L + 9.00% (1.00% Floor)	01/30/2020	20,000	19,833	19,850
National Spine and Pain Centers, LLC(+)(3)	11921 Rockville Pike, Suite 505 Rockville, MD 20852	Health Care Providers & Services	L + 8.25% (1.00% Floor)	12/02/2024	19,100	18,533	18,527
P2 Upstream Acquisition Co.(+++)	1670 Broadway, Suite 2800, Denver, CO 80202	Software	L + 8.00% (1.00% Floor)	04/30/2021	5,000	4,970	4,788
PPC Industries Inc.(+++)(3)	10101 78th Avenue Pleasant Prairie, WI 53158	Containers & Packaging	L + 8.00% (1.00% Floor)	05/08/2025	8,330	8,248	8,330
Reddy Ice Corporation(+++)	8750 N. Central Expressway, Suite 1800, Dallas, TX 75231	Food Products	L + 9.50% (1.25% Floor)	11/01/2019	13,500	13,215	12,690
Securus Technologies Holdings, Inc.(+)	14651 Dallas Parkway, Suite 600, Dallas, TX 75254	Diversified Telecommunication Services	L + 7.75% (1.25% Floor)	04/30/2021	20,000	19,867	20,033
SW Holdings, LLC(+++)	1900 Avenue of the Stars, Suite 1550, Los Angeles, CA 90067	Media	L + 8.75% (1.00% Floor)	12/30/2021	14,265	14,047	14,051
Worldwide Express Operations, LLC.(+++)(3)	2323 Victory Avenue, Suite 1600 Dallas, TX 75219	Air Freight & Logistics	L + 8.75% (1.00% Floor)	02/03/2025	25,000	24,643	24,625

Total 2nd Lien/Senior Secured Debt						316,635	317,251

Unsecured Debt—0.45%
CB-HDT Holdings, Inc.^	30500 Aurora Road, Suite 100, Solon, OH 44139	Aerospace & Defense	12.00% PIK	12/15/2019	3,300	3,300	3,300

Total Unsecured Debt						3,300	3,300

Total Corporate Debt						1,024,770	990,787

Portfolio Company	Address	Industry	Coupon	Shares	Cost	Fair Value	Percentage of Class
Preferred Stock (1)—1.54%
CB-HDT Holdings, Inc.^ (9)	30500 Aurora Road, Suite 100, Solon, OH 44139	Aerospace & Defense		1,108,333	$10,185	$11,238	41.0%
Kawa Solar Holdings Limited^(6)(7)	Anckelmannsplatz 1, 20537 Hamburg, Germany	Construction & Engineering	8.00% PIK	51,861	778	—	10.0%
NTS Communications, Inc.^ (9)	1220 Broadway, Lubbock, TX 79401	Diversified Telecommunication Services		263	187	—	5.0%

Total Preferred Stock					11,150	11,238
Common Stock (1)—2.05%
CB-HDT Holdings, Inc.^ (9)	30500 Aurora Road, Suite 100, Solon, OH 44139	Aerospace & Defense		453,383	2,393	4,597	24.3%
Continuum Managed Services LLC— Class A(3)(9)	99 High Street, 31st Floor Boston, MA 02110	IT Services		733	733	733	0.6%
Continuum Managed Services LLC— Class B(3)(9)	99 High Street, 31st Floor Boston, MA 02110	IT Services		496,698	7	7	0.6%
Iracore International Holdings, Inc.^(9)	3516 13th Avenue, Hibbing, MN 55746	Energy Equipment & Services		28,898	7,003	6,213	19.3%
Kawa Solar Holdings Limited^(6)(9)	Anckelmannsplatz 1, 20537 Hamburg, Germany	Construction & Engineering		1,399,556	—	—	20.0%
myON, LLC(3)(9)	505 Lincoln Drive Minneapolis, MN 55436	Internet Software & Services		16,087	600	600	20.0%
National Spine and Pain Centers, LLC(3)(9)	11921 Rockville Pike, Suite 505 Rockville, MD 20852	Health Care Providers & Services		600	600	600	2.1%
NTS Communications, Inc.^ (9)	1220 Broadway, Lubbock, TX 79401	Diversified Telecommunication Services		595,215	3	—	5.0%
Prairie Provident Resources, Inc.^^^(6)(9)	640-5th Avenue SW, Suite 1100, Calgary, AB T2P 3G4 Canada	Oil, Gas & Consumable Fuels		3,579,989	9,237	1,398	3.1%
Yasso, Inc.(3)(9)		Food Products		850	850	850	0.6%

Total Common Stock					21,426	14,998

Portfolio Company		Address		LLC Interest	Cost	Fair Value
Investment Funds & Vehicles (1)—12.98%
Senior Credit Fund, LLC^^ (6)		200 West Street, New York, NY 10282		$94,342	$94,342	$94,823

Total Investment Funds & Vehicles					94,342	94,823

			Yield	Shares	Cost	Fair Value
Investments in Affiliated Money Market Fund (1)—0.29% #
Goldman Sachs Financial Square Government Fund		200 West Street, New York, NY 10282	0.86%(10)	2,122,722	$2,123	$2,123

Total Investments in Affiliated Money Market Fund					2,123	2,123

TOTAL INVESTMENTS—152.45%					$1,153,811	$1,113,969

LIABILITIES IN EXCESS OF OTHER ASSETS—(52.45%)						$(383,271)

NET ASSETS—100.00%						$730,698

#	Percentages are based on net assets.
^	The investment is deemed to be an “affiliated person” (as defined under the Investment Company Act) of the Company because the Company owns, either directly or indirectly, 5% or more of the portfolio company’s outstanding voting securities. See Note 3 “Significant Agreements and Related Party Transactions” to our unaudited financial statements as of and for the period ended June 30, 2017, included elsewhere in this prospectus.
^^	The investment is deemed to be an “affiliated person” of the Company that is “controlled” by the Company (as such terms are defined in the Investment Company Act) because the Company owns, either directly or indirectly, 25% or more of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company. See Note 3 “Significant Agreements and Related Party Transactions” to our unaudited financial statements as of and for the period ended June 30, 2017, included elsewhere in this prospectus.
^^^	The investment is deemed to be an “affiliated person” of the Company because it falls under the definition of “affiliated person” in the Investment Company Act with respect to the Company.
(+)	The interest rate on these loans is subject to the greater of a LIBOR floor or 1 month LIBOR plus a base rate. The 1 month LIBOR as of June 30, 2017 was 1.22%.
(++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 2 month LIBOR plus a base rate. The 2 month LIBOR as of June 30, 2017 was 1.25%.
(+++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 3 month LIBOR plus a base rate. The 3 month LIBOR as of June 30, 2017 was 1.30%.
(1)	Assets are pledged as collateral for the Revolving Credit Facility. See Note 6 “Debt” to our unaudited financial statements as of and for the period ended June 30, 2017, included elsewhere in this prospectus.
(2)	Security exempt from registration pursuant to Rule 144A under the Securities Act. These securities may be sold in certain transactions (normally to qualified institutional buyers) and remain exempt from registration. As of June 30, 2017, the aggregate fair value of these securities is $37,200 or 5.09% of the Company’s net assets.
(3)	Represent co-investments made with certain funds managed by the Investment Adviser in accordance with the terms of the exemptive relief that the Company received from the SEC. See Note 3 “Significant Agreements and Related Party Transactions” to our unaudited financial statements as of and for the period ended June 30, 2017, included elsewhere in this prospectus.
(4)	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date, that may expire prior to the maturity date stated. See Note 7 “Commitments and Contingencies” to our unaudited financial statements as of and for the period ended June 30, 2017, included elsewhere in this prospectus.
(5)	The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.
(6)	The investment is not a qualifying asset under Section 55(a) of the Investment Company Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of June 30, 2017, the aggregate fair value of these securities was $108,822 or 9.32% of the Company’s total assets.
(7)	The investment is on non-accrual status as of June 30, 2017.
(8)	In exchange for the greater risk of loss, the “last-out” portion of our unitranche loan investment generally earns a higher interest rate than the “first-out” portions.
(9)	Non-income producing security.
(10)	The rate shown is the annualized seven-day yield as of June 30, 2017.
F	— Federal Funds Rate (which as of June 30, 2017 was 1.06%)
L	— LIBOR
PIK	— Payment-In-Kind

DETERMINATION OF NET ASSET VALUE

In accordance with the procedures adopted by our Board of Directors, the NAV per share of our outstanding shares of common stock is determined by dividing the value of total assets minus liabilities by the total number of shares outstanding.

As a BDC, we generally invest in illiquid securities including debt and equity investments of middle-market companies. Under procedures adopted by our Board of Directors market quotations are generally used to assess the value of our investments for which market quotations are readily available. We obtain these market values from independent pricing services or at the bid prices obtained from at least two brokers/dealers if available, otherwise by a principal market maker or a primary market dealer. If the Board of Directors or its delegate has a bona fide reason to believe any such market quotation does not reflect the fair value of an investment, it may independently value such investments by using the valuation procedure that it uses with respect to assets for which market quotations are not readily available.

Currently, the majority of our investments fall within Level 3 of the fair value hierarchy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Valuation of Portfolio Investments.” We do not expect that there will be readily available market values for most of the investments which are in our portfolio, and we value such investments at fair value as determined in good faith by or under the direction of our Board of Directors using a documented valuation policy, described below, and a consistently applied valuation process. The factors that may be taken into account in pricing our investments at fair value include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, and the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors. Available current market data are considered such as applicable market yields and multiples of publicly traded securities, comparison of financial ratios of peer companies, and changes in the interest rate environment and the credit markets that may affect the price at which similar investments would trade in their principal market, and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we consider the pricing indicated by the external event to corroborate or revise our valuation. Under current auditing standards, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements. For more information, see “Risk Factors—Risks Relating to Our Portfolio Company Investments—Many of our portfolio securities do not have a readily available market price and we value these securities at fair value as determined in good faith under procedures adopted by our Board of Directors. Valuation is inherently subjective and may not reflect what we may actually realize for the sale of the investment.”

With respect to investments for which market quotations are not readily available, or for which market quotations are deemed not reflective of the fair value, the valuation procedures adopted by our Board of Directors contemplates a multi-step valuation process each quarter, as described below:

(1)	Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our Investment Adviser responsible for the portfolio investment;

(2)

Our Board of Directors also engages the Independent Valuation Advisors to provide independent valuations of the investments for which market quotations are not readily available, or are readily available but deemed not reflective of the fair value of an investment. The Independent Valuation Advisors independently value such investments using quantitative and qualitative information provided by the investment professionals of the Investment Adviser as well as any market quotations obtained from independent pricing services, brokers, dealers or market dealers. The Independent Valuation Advisors also provide analyses to support their valuation methodology and calculations. The Independent Valuation Advisors provide an opinion on a final range of values on such investments to our Board of Directors or the Audit Committee. The Independent Valuation Advisors define fair value in accordance with ASC 820 and utilize valuation approaches including the market approach, the income approach or both. A portion of the portfolio is reviewed on a quarterly basis, and all investments in the portfolio for which market quotations are not readily available, or are readily available, but deemed not reflective of the fair value of an investment, are reviewed at least annually by an Independent Valuation Advisor;

(3)	The Independent Valuation Advisors’ preliminary valuations are reviewed by our Investment Adviser and the VOG, a team that is part of the Controllers Department within the Finance Division of Goldman Sachs. The Independent Valuation Advisors’ ranges are compared to our Investment Adviser’s valuations to ensure our Investment Adviser’s valuations are reasonable. VOG presents the valuations to the Private Investment Sub-Committee of the Investment Management Division Valuation Committee, which is comprised of representatives from GSAM who are independent of the investment making decision process;

(4)	The Investment Management Division Valuation Committee ratifies fair valuations and makes recommendations to the Audit Committee of the Board of Directors;

(5)	The Audit Committee of our Board of Directors reviews valuation information provided by the Investment Management Division Valuation Committee, our Investment Adviser and the Independent Valuation Advisors. The Audit Committee then assesses such valuation recommendations; and

(6)	Our Board of Directors discusses the valuations and, within the meaning of the Investment Company Act, determines the fair value of our investments in good faith, based on the input of our Investment Adviser, the Independent Valuation Advisors and the Audit Committee.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same—to estimate the price when an orderly transaction to sell the asset or transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

ASC 820 establishes a hierarchal disclosure framework which ranks the observability of inputs used in measuring financial instruments at fair value. The observability of inputs is impacted by a number of factors, including the type of financial instruments and their specific characteristics. Financial instruments with readily available quoted prices, or for which fair value can be measured from quoted prices in active markets, generally will have a higher degree of market price observability and a lesser degree of judgment applied in determining fair value. The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan, pursuant to which we will reinvest all cash distributions declared by our Board of Directors on behalf of investors who do not elect to receive their cash distributions in cash as provided below. As a result, if our Board of Directors declares a cash distribution, then our stockholders who have not elected (or have not previously been deemed to have elected) to “opt out” of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock as described below. We intend to continue to pay quarterly distributions to our stockholders out of assets legally available for distribution. Future quarterly distributions, if any, will be determined by our Board of Directors. All future distributions will be subject to lawfully available funds therefor, and no assurance can be given that we will be able to declare such distributions in future periods.

Each registered stockholder may elect to have distributions distributed in cash rather than participate in the plan. For any registered stockholder that does not so elect, distributions on such stockholder’s shares will be reinvested by State Street Bank and Trust Company, as the plan agent, in additional shares. The number of shares to be issued to the stockholder will be determined based on the total dollar amount of the cash distribution payable, net of applicable withholding taxes. The plan agent will maintain all participants’ accounts in the plan and furnish written confirmation of all transactions in the accounts. Shares in the account of each participant will be held by the plan agent on behalf of the participant in book entry form in the plan agent’s name or the plan agent’s nominee. Those stockholders whose shares are held through a broker or other nominee may receive cash distributions in cash by notifying their broker or nominee of their election.

The shares are acquired by the plan agent for the participants’ accounts either through (i) newly issued shares or (ii) by purchase of outstanding shares on the open market. If, on the payment date for any distribution, the most recently computed NAV per share as of the dividend payment date is equal to or less than the closing market price plus estimated per share fees (which include any applicable brokerage commissions the plan agent is required to pay) (such condition often referred to as a “premium”), the plan agent will invest the distribution amount in newly issued shares on behalf of the participants. The number of newly issued shares to be credited to a participant’s account will be determined by dividing the dollar amount of the distribution by the most recently computed NAV per share as of the dividend payment date; provided that, if the most recently computed NAV as of the dividend payment date is less than or equal to 95% of the closing market price on the dividend payment date, the dollar amount of the distribution will be divided by 95% of the closing market price per share on the dividend payment date. If on the dividend payment date, the most recently computed NAV per share as of that date is greater than the closing market price per share plus per share fees (such condition referred to as a “market discount”), the plan agent will invest the dividend amount in shares acquired on behalf of the participants by purchasing shares on the open market. Such open market purchases will continue on each successive business day until the entire dividend amount has been invested pursuant to open market purchases; provided, however, that if (a) the market discount shifts to a market premium, or (b) the open market purchases have not been completed by the last business day before the next date on which the common stock trades on an “ex-dividend” basis or 30 days after the dividend payment date, whichever is sooner, the plan agent will cease making open market purchases and will invest the entire uninvested portion of the dividend amount in newly issued common stock in the manner contemplated above.

Open-market purchases may be made on any securities exchange where shares are traded, in the over-the-counter market or in negotiated transactions, and may be on such terms as to price, delivery and otherwise as the plan agent will determine. Shares purchased in open market transactions by the plan agent will be allocated to a participant based on the average purchase price, excluding any brokerage charges or other charges, of all shares purchased in the open market with respect to any such distribution. The number of shares of our common stock to be outstanding after giving effect to payment of the distribution cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.

If a participant elects by telephone, Internet, or written notice to the plan agent to have the plan agent sell all or a part of his or her shares and remit the proceeds to the participant, the plan agent will process all sale instructions received no later than five business days after the date on which the order is received. Such sale will be made through the plan agent’s broker on the relevant market and the sale price will not be determined until such time as the broker completes the sale. In each case, the price to each participant will be the weighted average sale price obtained by the plan agent’s broker net of fees for each aggregate order placed by the plan agent and executed by the broker.

The plan agent’s fees for the handling of the reinvestment of distributions will be paid by us. However, each participant will pay a per share fee incurred in connection with open market purchases. If a participant elects by telephone, Internet, or written notice to the plan agent to have the plan agent sell all or a part of his or her shares and remit the proceeds to the participant, the plan agent is authorized to deduct a per share fee from such proceeds. All per share fees include any applicable brokerage commissions the plan agent is required to pay.

Participation in the plan is completely voluntary and may be terminated or resumed at any time without penalty. Participants may terminate their accounts under the plan by notifying the plan agent by telephone, Internet, or written notice prior to the distribution record date. Such termination will be effective immediately if received by the plan administrator prior to any distribution record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. The plan agent will seek to process termination notices received after the dividend record date but before the dividend payment date prior to such dividend payment date to the extent practicable, but may in its sole discretion reinvest the participant’s dividends in common stock, as described above. If such dividends are reinvested, the plan agent will process the late termination notice as soon as practicable, but in no event later than five business days after the reinvestment is completed.

A stockholder who does not opt out of the dividend reinvestment plan will generally be subject to the same U.S. federal, state and local tax consequences as a stockholder who elects to receive its distributions in cash, and, for this purpose, a stockholder receiving a distribution in the form of additional shares will generally be treated as receiving a distribution in the amount of cash that the stockholder would have received if it had elected to receive the distribution in cash. If we issue additional shares with a fair market value equal to or greater than net asset value, however, stockholders will be treated as receiving a distribution in the amount of the fair market value of the distributed shares. Because a stockholder that participates in the dividend reinvestment plan will not actually receive any cash, such a stockholder will not have such cash available to pay any applicable taxes on the deemed distribution. A stockholder that participates in the dividend reinvestment plan and thus is treated as having invested in additional shares of our stock will have a basis in such additional shares of stock equal to the total dollar amount treated as a distribution for U.S. federal income tax purposes. The stockholder’s holding period for such stock will commence on the day following the day on which the shares are credited to the stockholder’s account. Stockholders that participate in the dividend reinvestment plan will receive tax information annually for their personal records and to help them prepare their federal income tax return. For further information as to tax consequences of participation in the plan, participants should consult with their own tax advisors.

We reserve the right to amend or terminate the plan upon notice in writing to each participant at least 30 days prior to any record date for the payment of any dividend or distribution by us. There is no direct transaction fee to participants with regard to purchases in the plan; however, we reserve the right to amend the plan to include a transaction fee payable by the participants. Notice will be sent to participants of any amendments as soon as practicable after such action by us.

All correspondence concerning the plan should be directed to the plan agent at Computershare Trust Company, N.A, P.O. Box 505000, Louisville, KY 40233, with overnight correspondence being directed to the plan agent at Computershare Trust Company, N.A, 462 South 4th Street, Suite 1600, Louisville, KY 40202; by calling 855-807-2742; or through the plan agent’s website at www.computershare.com/investor. Participants who hold their shares through a broker or other nominee should direct correspondence or questions concerning the dividend reinvestment plan to their broker or nominee.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to us and an investment in shares of our common stock or preferred stock. The discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” the regulations of the U.S. Department of Treasury promulgated thereunder, which we refer to as the “Treasury regulations,” the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, which we refer to as the “IRS” (including administrative interpretations and practices of the IRS expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers that requested and received those rulings) and judicial decisions, each as of the date of this prospectus and all of which are subject to change or differing interpretations, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought, and will not seek, any ruling from the IRS regarding any matter discussed in this summary, and this summary is not binding on the IRS. Accordingly, there can be no assurance that the IRS will not assert, and a court will not sustain, a position contrary to any of the tax consequences discussed below.

You should note that this summary does not purport to be a complete description of all the tax aspects affecting us or the beneficial owners of shares of our common stock or preferred stock, which we refer to as “stockholders.” For example, this summary does not describe all of the U.S. federal income tax consequences that may be relevant to certain types of stockholders subject to special treatment under the U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, partnerships or other pass-through entities and their owners, Non-U.S. stockholders (as defined below) engaged in a trade or business in the United States or entitled to claim the benefits of an applicable income tax treaty, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons holding our common stock or preferred stock in connection with a hedging, straddle, conversion or other integrated transaction, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, pension plans and trusts and financial institutions. This summary assumes that our stockholders hold shares of our common stock or preferred stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This summary does not discuss any aspects of U.S. estate or gift taxation, U.S. state or local taxation or non-U.S. taxation. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invest in tax-exempt securities or certain other investment assets.

For purposes of this discussion, a “U.S. stockholder” is a beneficial owner of shares of our common stock or preferred stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including, for this purpose, the District of Columbia;

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantive decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

For purposes of this discussion, a “Non-U.S. stockholder” is a beneficial owner of shares of our common stock or preferred stock that is not a U.S. stockholder or a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock or preferred stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. A stockholder that is a partnership holding shares of our common stock or preferred stock, and each partner in such a partnership, should consult his, her or its own tax adviser with respect to the tax consequences of the purchase, ownership and disposition of shares of our common stock or preferred stock.

If we issue preferred stock that may be convertible into or exercisable or exchangeable for securities or other property or preferred stock with other terms that may have different U.S. federal income tax consequences than those described in this summary, the U.S. federal income tax consequences of such preferred stock will be described in the relevant prospectus supplement. This summary does not discuss the consequences of an investment in our subscription rights, debt securities or warrants representing rights to purchase shares of our preferred stock, common stock or debt securities. The U.S. federal income tax consequences of such an investment will be discussed in the relevant prospectus supplement.

Tax matters are very complicated and the tax consequences to each stockholder of the ownership and disposition of shares of our common stock or preferred stock will depend on the facts of his, her or its particular situation. You should consult your own tax adviser regarding the specific tax consequences of the ownership and disposition of shares of our common stock or preferred stock to you, including tax reporting requirements, the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws, eligibility for the benefits of any applicable income tax treaty and the effect of any possible changes in the tax laws.

We intend to pay quarterly distributions to our stockholders out of assets legally available for distribution, but will reinvest distributions on behalf of those investors that do not elect to receive their distributions in cash. See “Price Range of Common Stock and Distributions” and “Dividend Reinvestment Plan” for a description of our dividend policy and obligations.

Election to be Taxed as a RIC

We have elected to be treated, and expect to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not be required to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our stockholders as dividends. Rather, dividends we distribute generally will be taxable to our stockholders, and any net operating losses, foreign tax credits and other of our tax attributes generally will not pass through to our stockholders, subject to special rules for certain items such as net capital gains and qualified dividend income we recognize. See “—Taxation of U.S. Stockholders” and “—Taxation of Non-U.S. Stockholders” below.

To maintain our status as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to maintain our status as a RIC, we must timely distribute to our stockholders at least 90% of our investment company taxable income (determined without regard to the dividends paid deduction), which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses, if any, for each taxable year (the “Annual Distribution Requirement”).

Taxation as a RIC

If we maintain our status as a RIC and satisfy the Annual Distribution Requirement, then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (generally, realized net long-term capital gain in excess of realized net short-term capital loss) that we timely distribute (or are deemed to timely distribute) to our stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We generally will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for each calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending October 31 in that calendar year and (3) any net ordinary income and capital gains in excess of capital losses recognized, but not distributed, in preceding years (the “Excise Tax Avoidance Requirement”). We will not be subject to the U.S. federal excise tax on amounts on which we are required to pay U.S. federal income tax (such as retained net capital gains). Depending upon the level of taxable income and net capital gain earned in a year, we may choose to carry forward taxable income or net capital gain for distribution in the following year and pay any applicable tax.

In order to maintain our status as a RIC for U.S. federal income tax purposes, we must, among other things:

•	qualify and have in effect an election to be treated as a BDC under the Investment Company Act at all times during each taxable year;

•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities or foreign currencies, net income derived from an interest in a “qualified publicly traded partnership” (as defined in the Code), or other income derived with respect to our business of investing in such stock or securities or foreign currencies (the “90% Income Test”); and

•	diversify our holdings so that at the end of each quarter of the taxable year:

¡	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

¡	no more than 25% of the value of our assets is invested in (a) the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or (b) the securities of one or more “qualified publicly traded partnerships” (the “Diversification Tests”).

For U.S. federal income tax purposes, we will include in our taxable income certain amounts that we have not yet received in cash. For example, if we hold debt obligations that are treated under applicable U.S. federal income tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, that have increasing interest rates or are issued with warrants), we must include in our taxable income in each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether we receive cash representing such income in the same taxable year. We may also be required to include in our taxable income other amounts that we have not yet received in cash, such as accruals on a contingent payment debt instrument, accruals of interest income and/or original issue discount on defaulted debt or deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Because such original issue discount or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make distributions to our stockholders in order to satisfy the Annual Distribution Requirement and/or the Excise Tax Avoidance Requirement, even though we will have not received any corresponding cash payments. Accordingly, to enable us to make distributions to our stockholders that will be sufficient to enable us to satisfy the Annual Distribution Requirement, we may need to sell some of our assets at times and/or at prices that we would not consider advantageous, we may need to raise additional equity or debt capital or we may need to forego new investment opportunities or otherwise take actions that are disadvantageous to our business (or be unable to take actions that are advantageous to our business). If we are unable to obtain cash from other sources to enable us to satisfy the Annual Distribution Requirement, we may fail to qualify for the U.S. federal income tax benefits allowable to RICs and, thus, become subject to a corporate-level U.S. federal income tax (and any applicable state and local taxes).

Because we expect to use debt financing, we may be prevented by covenants contained in our debt financing agreements from making distributions to our stockholders in certain circumstances. In addition, under the Investment Company Act, we are generally not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Indebtedness and Senior Securities.” Limits on our distributions to our stockholders may prevent us from satisfying the Annual Distribution Requirement and, therefore, may jeopardize our qualification for taxation as a RIC, or subject us to the 4% U.S. federal excise tax.

Although we do not presently expect to do so, we may borrow funds and sell assets in order to make distributions to our stockholders that are sufficient for us to satisfy the Annual Distribution Requirement. However, our ability to dispose of assets may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times and/or values that, from an investment standpoint, are not advantageous. Alternatively, although we currently do not intend to do so, to satisfy the Annual Distribution Requirement, we may declare a taxable dividend payable in our stock or cash at the election of each stockholder. In such case, for U.S. federal income tax purposes, the amount of the dividend paid in our common stock will generally be equal to the amount of cash that could have been received instead of our stock. See “—Taxation of U.S. Stockholders” below for a discussion of the tax consequences to stockholders upon receipt of such dividends.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If our expenses in a given year exceed our investment company taxable income, we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years and such net operating losses do not pass through to its stockholders. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset the RIC’s investment company taxable income, but may carry forward such losses, and use them to offset future capital gains, indefinitely. As a result of these limits on the deductibility of expenses and net capital losses, we may for tax purposes have aggregate taxable income for several years that we are required to distribute and that is taxable to our stockholders even if such income is greater than the aggregate net income we actually earned during those years. In addition, if future capital gains are offset by carried forward capital losses, such future capital gains are not subject to any corporate-level U.S. federal income tax, regardless of whether they are distributed to our stockholders. Accordingly, we do not expect to distribute any such offsetting capital gains.

Distributions we make to our stockholders may be made from our cash assets or by liquidation of our investments, if necessary. We may recognize gains or losses from such liquidations. In the event we recognize net capital gains from such transactions, you may receive a larger capital gain distribution than you would have received in the absence of such transactions.

Failure to Qualify as a RIC

If we were to fail to satisfy the 90% Income Test for any taxable year or the Diversification Tests for any quarter of a taxable year, we might nevertheless continue to qualify as a RIC for such year if certain relief provisions of the Code applied (which might, among other things, require us to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If we were to fail to qualify for treatment as a RIC and such relief provisions did not apply to us, we would be subject to U.S. federal income tax on all of our taxable income at regular corporate U.S. federal income tax rates (and we also would be subject to any applicable state and local taxes), regardless of whether we make any distributions to our stockholders. We would not be able to deduct distributions to our stockholders, nor would distributions to our stockholders be required to be made for U.S. federal income tax purposes. Any distributions we make generally would be taxable to our U.S. stockholders as ordinary dividend income and, subject to certain limitations under the Code, would be eligible for the 20% maximum rate applicable to individuals and other non-corporate U.S. stockholders, to the extent of our current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. stockholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital that would reduce the stockholder’s adjusted tax basis in its common stock or preferred stock (and correspondingly increase such stockholder’s gain, or reduce such stockholder’s loss, on disposition of such common stock or preferred stock), and any remaining distributions in excess of the stockholder’s adjusted tax basis would be treated as a capital gain.

Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the non-qualifying year, we could be subject to U.S. federal income tax on any unrealized net built-in gains in the assets held by us during the period in which we failed to qualify as a RIC that are recognized during the 5-year period after our requalification as a RIC, unless we made a special election to pay corporate-level U.S. federal income tax on such net built-in gains at the time of our requalification as a RIC. We may decide to be taxed as a regular corporation even if we would otherwise qualify as a RIC if we determine that treatment as a corporation for a particular year would be in our best interests.

Our Investments—General

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause us to recognize income or gain without receipt of a corresponding cash payment, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the potential adverse effect of these provisions, but there can be no assurance that we will be eligible for any such tax elections or that any adverse effects of these provisions will be mitigated.

Gain or loss recognized by us from warrants or other securities acquired by us, as well as any loss attributable to the lapse of such warrants, generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term depending on how long we held a particular warrant or security.

A portfolio company in which we invest may face financial difficulties that require us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such transaction could, depending upon the specific terms of the transaction, result in unusable capital losses and future non-cash income. Any such transaction could also result in our receiving assets that give rise to non-qualifying income for purposes of the 90% Income Test or otherwise would not count toward satisfying the Diversification Tests.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders generally will not be entitled to claim a U.S. foreign tax credit or deduction with respect to non-U.S. taxes paid by us.

If we purchase shares in a “passive foreign investment company” (a “PFIC”), we may be subject to U.S. federal income tax on a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if we distribute such income as a taxable dividend to our stockholders. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distribution or gain. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we may be able to elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent that any such decrease does not exceed prior increases included in our income. Our ability to make a QEF election will depend on factors beyond our control, and is subject to restrictions which may limit the availability of the benefit of this election. Under either election, we may be required to recognize in a year income in excess of any distributions we receive from PFICs and any proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of determining whether we satisfy the Excise Tax Avoidance Requirement. See “—Taxation as a RIC” above.

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time we accrue income, expenses or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt obligations denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Some of the income that we might otherwise earn, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out or restructuring of a portfolio investment or income recognized from an equity investment in an operating partnership, may not be qualifying income for purposes of the 90% Income Test. To manage the risk that such income might disqualify us as a RIC for failure to satisfy the 90% Income Test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related asset. Such subsidiary entities will be required to pay U.S. federal income tax on their earnings, which ultimately will reduce the yield to our stockholders on such fees and income.

The remainder of this discussion assumes that we qualify as a RIC for each taxable year.

Taxation of U.S. Stockholders

The following discussion only applies to U.S. stockholders. Prospective stockholders that are not U.S. stockholders should refer to “-Taxation of Non-U.S. Stockholders” below.

Distributions

Distributions by us (including distributions where stockholders can elect to receive cash or stock) generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our investment company taxable income will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or stock. To the extent that such distributions paid by us to non-corporate U.S. stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a reduced maximum U.S. federal income tax rate of 20%. In this regard, it is anticipated that our distributions generally will not be attributable to dividends received by us and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gain (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to U.S. stockholders as long-term capital gains (currently taxable at a maximum U.S. federal income tax rate of 20% in the case of non-corporate U.S. stockholders (including individuals)), regardless of the U.S. stockholder’s holding period for his, her or its common stock or preferred stock and regardless of whether paid in cash or stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock or preferred stock and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

We may decide to retain some or all of our net capital gain for reinvestment, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, (i) we will pay tax on the retained amount, (ii) each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder and (iii) the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained net capital gains at the regular corporate U.S. federal income tax rate, and because that rate is in excess of the maximum U.S. federal income tax rate currently payable by individuals (and other non-corporate U.S. stockholders) on long-term capital gains, the amount of tax that individuals (and other non-corporate U.S. stockholders) will be treated as having paid will exceed the tax they owe on the capital gain distribution. Such excess generally may be claimed as a credit against the U.S. stockholder’s other federal income tax obligations or may be refunded to the extent it exceeds the U.S. stockholder’s U.S. federal income tax liability; however, generally no such credit may be claimed for state tax purposes. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock or preferred stock. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, under certain circumstances, we may elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, U.S. stockholders will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

Although we currently do not intend to do so, we have the ability to declare a large portion of a distribution in shares of our stock. We are not subject to restrictions on the circumstances in which we may declare a portion of a distribution in shares of our stock, but would generally anticipate doing so only in unusual situations, such as, for example, if we did not have sufficient cash to meet our RIC distribution requirements under the Code. Generally, were we to declare such a distribution, we would allow stockholders to elect payment in cash and/or shares of equivalent value. Under published IRS guidance, the entire distribution will generally be treated as a taxable distribution for U.S. federal income tax purposes, and count towards our RIC distribution requirements under the Code, if certain conditions are satisfied. Among other things, the aggregate amount of cash available to be distributed to all stockholders is required to be at least 20% of the aggregate declared distribution. If too many stockholders elect to receive cash, the cash available for distribution is required to be allocated among the stockholders electing to receive cash (with the balance of the distribution paid in stock) under a formula provided in the applicable IRS guidance. Each stockholder electing to receive cash would be entitled to receive cash in an amount equal to at least the lesser of (i) the portion of the distribution such stockholder elected to receive in cash and (ii) such stockholder’s entire distribution multiplied by the percentage limitation on cash available for distribution. The number of shares of our stock declared would thus depend on the applicable percentage limitation on cash available for distribution, the stockholders’ individual elections to receive cash or stock, and the value of the shares of stock. Each U.S. stockholder generally would be treated as having received a taxable distribution on the date the distribution is received in an amount equal to the cash that such U.S. stockholder would have received if the entire distribution had been paid in cash, even if such U.S. stockholder received all or most of the distribution in shares of our stock. This may result in a U.S. stockholder having to pay tax on such distribution, even if no cash is received.

We expect to be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) as a result of either (i) shares of our stock being held by at least 500 persons at all times during a taxable year or (ii) shares of our stock being treated as regularly traded on an established securities market. However, we cannot assure you that we will be treated as a publicly offered regulated investment company for all years. If we are not treated as a publicly offered regulated investment company for any calendar year, for purposes of computing the taxable income of U.S. stockholders that are individuals, trusts or estates, (i) our earnings will be computed without taking into account such U.S. stockholders’ allocable shares of the management and incentive fees paid to our Investment Adviser and certain of our other expenses, (ii) each such U.S. stockholder will be treated as having received or accrued a dividend from us in the amount of such U.S. stockholder’s allocable share of these fees and expenses for the calendar year, (iii) each such U.S. stockholder will be treated as having paid or incurred such U.S. stockholder’s allocable share of these fees and expenses for the calendar year and (iv) each such U.S. stockholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. stockholder. Miscellaneous itemized deductions generally are deductible by a U.S. stockholder that is an individual, trust or estate only to the extent that the aggregate of such U.S. stockholder’s miscellaneous itemized deductions exceeds 2% of such U.S. stockholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under Section 67 of the Code.

If an investor purchases shares of our common stock or preferred stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution, and the investor will be subject to tax on the distribution, even though economically it may represent a return of his, her or its investment. We have the potential to build up large amounts of unrealized gain which, when realized and distributed, could have the effect of a taxable return of capital to U.S. stockholders.

Our U.S. stockholders will receive, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions from us generally will be reported to the IRS (including the amount of any dividends that are Qualifying Dividends eligible for the 20% maximum capital gains tax rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and non-U.S. taxes depending on a U.S. stockholder’s particular situation.

We have adopted a dividend reinvestment plan under which stockholders who do not “opt out” will receive distributions in the form of additional shares instead of in cash. If a U.S. stockholder reinvests distributions in additional shares, such U.S. stockholder will generally be subject to the same U.S. federal, state and local tax consequences as if it had received a distribution in cash and, for this purpose, a U.S. stockholder receiving a distribution in the form of additional shares will generally be treated as receiving a distribution in the amount of cash that the U.S. stockholder would have received if it had elected to receive the distribution in cash. If we issue additional shares with a fair market value equal to or greater than net asset value, however, stockholders will be treated as receiving a distribution in the amount of the fair market value of the distributed shares. Any such additional shares will have a tax basis equal to the amount treated as a distribution for U.S. federal income tax purposes. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

We or your financial intermediary is also generally required by law to report to each U.S. stockholder and to the IRS cost basis information for shares of our stock sold by or redeemed from the U.S. stockholder. This information includes the adjusted cost basis of the shares, the gross proceeds from disposition and whether the gain or loss is long-term or short-term. The adjusted cost basis of shares will be based on the default cost basis reporting method selected by us, unless a U.S. stockholder, before the sale or redemption, informs us that it has selected a different IRS-accepted method offered by us. These requirements, however, will not apply for investments through an IRA or other tax-advantaged account. U.S. stockholders should consult their financial intermediaries and tax advisors to determine the best cost basis method for their tax situation, and to obtain more information about how these cost basis reporting requirements apply to them.

Alternative Minimum Tax

As a RIC, we will be subject to alternative minimum tax, also referred to as “AMT,” but any items that are treated differently for AMT purposes must be apportioned between us and our U.S. stockholders, and this may affect the U.S. stockholders’ AMT liabilities. Although Treasury regulations explaining the precise method of apportionment have not yet been issued, such items will generally be apportioned in the same proportion that dividends paid to each U.S. stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless a different method for a particular item is warranted under the circumstances.

Dispositions

A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of his, her or its shares of our common stock or preferred stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock or preferred stock sold and the amount of the proceeds received in exchange. Any gain or loss arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. stockholder has held his, her or its shares for more than one year; otherwise, any such gain or loss will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock or preferred stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock or preferred stock may be disallowed if other shares of our common stock or preferred stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, non-corporate U.S. stockholders (including individuals) currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in shares of our common stock or preferred stock. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate U.S. stockholders (including individuals) with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. stockholder (including an individual) in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Medicare Tax on Net Investment Income

A U.S. stockholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. stockholder’s “net investment income” (or undistributed “net investment income” for an estate or trust) for a taxable year and (ii) the excess of the U.S. stockholder’s modified adjusted gross income for such taxable year over $200,000 in the case of single filers ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include taxable distributions and deemed distributions paid with respect to stock, including our common stock or preferred stock, and net gain attributable to the disposition of stock, including our common stock or preferred stock (in each case, unless such stock is held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such distributions or net gain.

Tax Shelter Reporting Regulations

Under applicable Treasury regulations, if a U.S. stockholder recognizes a loss with respect to our common stock or preferred stock of $2 million or more for a non-corporate U.S. stockholder or $10 million or more for a corporate U.S. stockholder in any single taxable year (or a greater loss over a combination of years), the U.S. stockholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. stockholders of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, U.S. stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to U.S. stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. stockholders should consult their own tax advisers to determine the applicability of these Treasury regulations in light of their individual circumstances.

Backup Withholding

The relevant withholding agent may be required to withhold U.S. federal income tax (“backup withholding”), at a current rate of 28%, from any taxable distribution to a U.S. stockholder (other than a corporation, a financial institution or a stockholder that otherwise qualifies for an exemption) (1) that fails to provide a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies the withholding agent that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding is not an additional tax, and any amount withheld under the backup withholding rules is allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability (which may entitle the U.S. stockholder to a refund), provided that proper information is timely provided to the IRS.

Withholding and Information Reporting on Foreign Financial Accounts

Under the Code and applicable Treasury regulations, the applicable withholding agent generally will be required to withhold (a) 30% of any dividends on our common stock or preferred stock and (b) after December 31, 2018, 30% of the gross proceeds from a sale of our common stock or preferred stock, in each case, paid to (i) a non-U.S. financial institution (whether such financial institution is the beneficial owner or an intermediary) unless such non-U.S. financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial non-U.S. entity (whether such entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. We will not pay any additional amounts in respect of any amounts withheld.

Taxation of Non-U.S. Stockholders

The following discussion applies only to Non-U.S. stockholders. Whether an investment in shares of our common stock or preferred stock is appropriate for a Non-U.S. stockholder will depend upon that stockholder’s particular circumstances. An investment in shares of our common stock or preferred stock by a Non-U.S. stockholder may have adverse tax consequences to such Non-U.S. stockholder. Non-U.S. stockholders should consult their own tax advisers before investing in our common stock or preferred stock.

Distributions; Dispositions

Subject to the discussion below, distributions of our investment company taxable income to a Non-U.S. stockholder that are not effectively connected with the Non-U.S. stockholder’s conduct of a trade or business within the United States will be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable income tax treaty) to the extent of our current or accumulated earnings and profits.

Certain properly reported dividends are generally exempt from withholding of U.S. federal income tax where they are paid in respect of our (i) “qualified net interest income” (generally, our U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we or the Non-U.S. stockholder are at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) “qualified short-term capital gains” (generally, the excess of our net short-term capital gain over our net long-term capital loss for such taxable year), and certain other requirements are satisfied. No assurance can be given as to whether any of our distributions will be eligible for this exemption from withholding of U.S. federal income tax or, if eligible, will be reported as such by us. In particular, this exemption will not apply to our distributions paid in respect of our non-U.S. source interest income or our dividend income (or any other type of income other than generally our non-contingent U.S.-source interest income received from unrelated obligors and our qualified short-term capital gains). In the case of our common stock or preferred stock held through an intermediary, the intermediary may withhold U.S. federal income tax even if we report the payment as qualified net interest income or qualified short-term capital gain.

Distributions of our investment company taxable income to a Non-U.S. stockholder that are effectively connected with the Non-U.S. stockholder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. stockholder) generally will not be subject to withholding of U.S. federal income tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax on a net basis at the rates and in the manner applicable to U.S. stockholders generally.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock or preferred stock, will not be subject to U.S. federal income tax or any withholding of such tax, unless (a) the distributions or gains, as the case may be, are effectively connected with the Non-U.S. stockholder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. stockholder), in which case the distributions or gains will be subject to U.S. federal income tax on a net basis at the rates and in the manner applicable to U.S. stockholders generally, or (b) the Non-U.S. stockholder is an individual who has been present in the United States for 183 days or more during the taxable year and satisfies certain other conditions, in which case, except as otherwise provided by an applicable income tax treaty, the distributions or gains, which may be offset by certain U.S.-source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the Non-U.S. stockholder is not considered a resident alien under the Code.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return, even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

For a corporate Non-U.S. stockholder, both distributions (actual or deemed) and gains realized upon the sale of our common stock or preferred stock that are effectively connected with the Non-U.S. stockholder’s conduct of a trade or business within the United States may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable income tax treaty).

Although we currently do not intend to do so, we have the ability to declare a large portion of a distribution in shares of our stock. We are not subject to restrictions on the circumstances in which we may declare a portion of a distribution in shares of our stock, but would generally anticipate doing so only in unusual situations, such as, for example, if we did not have sufficient cash to meet our RIC distribution requirements under the Code. Generally, were we to declare such a distribution, we would allow stockholders to elect payment in cash and/or shares of equivalent value. Under published IRS guidance, the entire distribution will generally be treated as a taxable distribution for U.S. federal income tax purposes, and count towards our RIC distribution requirements under the Code, if certain conditions are satisfied. Among other things, the aggregate amount of cash available to be distributed to all stockholders is required to be at least 20% of the aggregate declared distribution. If too many stockholders elect to receive cash, the cash available for distribution is required to be allocated among the stockholders electing to receive cash (with the balance of the distribution paid in stock) under a formula provided in the applicable IRS guidance. Each stockholder electing to receive cash would be entitled to receive cash in an amount equal to at least the lesser of (i) the portion of the distribution such stockholder elected to receive in cash and (ii) such stockholder’s entire distribution multiplied by the percentage limitation on cash available for distribution. The number of shares of our stock declared would thus depend on the applicable percentage limitation on cash available for distribution, the stockholders’ individual elections to receive cash or stock, and the value of the shares of stock. Each Non-U.S. stockholder generally would be treated as having received a taxable distribution (including for purposes of the application of the withholding tax rules discussed above) on the date the distribution is received in an amount equal to the cash that such Non-U.S. stockholder would have received if the entire distribution had been paid in cashend, even if such Non-U.S. stockholder received all or most of the distribution in shares of our stock. In such a circumstance, all or substantially all of the cash that would otherwise be distributed to a Non-U.S. stockholder may be withheld or shares of our stock may be withheld and sold to fund the applicable withholding.

We have adopted a dividend reinvestment plan under which stockholders who do not “opt out” receive distributions in the form of additional shares instead of in cash. If a Non-U.S. stockholder reinvests distributions in additional shares, such Non-U.S. stockholder will generally be subject to the same U.S. federal, state and local tax consequences as if it had received a distribution in cash and, for this purpose, a Non-U.S. stockholder receiving a distribution in the form of additional shares will generally be treated as receiving a distribution in the amount of cash that the Non-U.S. stockholder would have received if it had elected to receive the distribution in cash. If we issue additional shares with a fair market value equal to or greater than net asset value, however, a Non-U.S. stockholder will be treated as receiving a distribution in the amount of the fair market value of the distributed shares. If the distribution is a distribution of our investment company taxable income and is not effectively connected with a U.S. trade or business of the Non-U.S. stockholder (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment of the Non-U.S. stockholder), the amount distributed (to the extent of our current or accumulated earnings and profits) will be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable income tax treaty) and only the net after-tax amount will be reinvested in additional shares. If the distribution is effectively connected with a U.S. trade or business of the Non-U.S. stockholder (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. stockholder), and the Non-U.S. stockholder complies with the applicable certification and disclosure requirements, the full amount of the distribution generally will be reinvested in additional shares and will nevertheless be subject to U.S. federal income tax at the ordinary income rates applicable to U.S. persons. The Non-U.S. stockholder will have an adjusted tax basis in the additional shares of our common stock purchased through the dividend reinvestment plan equal to the total dollar amount treated as a distribution for U.S. federal income tax purposes. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the Non-U.S. stockholder’s account.

Backup Withholding

A Non-U.S. stockholder generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on taxable distributions unless the Non-U.S. stockholder provides the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or an acceptable substitute form or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax, and any amount withheld under the backup withholding rules is allowed as a credit against the Non-U.S. stockholder’s U.S. federal income tax liability (which may entitle the Non-U.S. stockholder to a refund), provided that proper information is timely provided to the IRS.

Withholding and Information Reporting on Foreign Financial Accounts

Under the Code and applicable Treasury regulations, the applicable withholding agent generally will be required to withhold 30% of (a) any dividends on our common stock or preferred stock and (b) after December 31, 2018, gross proceeds from a sale of our common stock or preferred stock, in each case, paid to (i) a non-U.S. financial institution (whether such financial institution is the beneficial owner or an intermediary) unless such non-U.S. financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial non-U.S. entity (whether such entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. If payment of this withholding tax is made, Non-U.S. stockholders that are otherwise eligible for an exemption from, or a reduction in, withholding of U.S. federal income taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Non-U.S. stockholders should consult their own tax advisers with respect to the U.S. federal income and withholding tax consequences, and state, local and non-U.S. tax consequences, of an investment in shares of our common stock or preferred stock.

Change in Tax Laws

Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and/or regulations may be changed with retroactive effect. Moreover, the interpretation and/or application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require us to accrue potential tax liabilities even in situations in which we and/or our stockholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations.

Developments in the tax laws of the United States or other jurisdictions could have a material effect on the tax consequences to the stockholders, us, and/or our direct and indirect subsidiaries, and stockholders may be required to provide certain additional information to us (which may be provided to the IRS or other taxing authorities) and may be subject to other adverse consequences as a result of such change in tax laws. In the event of any such change in tax law, each stockholder is urged to consult its own advisors.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock is based on relevant portions of the DGCL and on our certificate of incorporation and bylaws. This summary is not necessarily complete, and we refer you to the DGCL and our certificate of incorporation and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

As of the date of this prospectus, our authorized stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. Our common stock is traded on the NYSE under the symbol “GSBD.” There are no outstanding options or warrants to purchase our stock. Under Delaware law, our stockholders will generally not be personally liable for our debts or obligations.

Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

The following table sets forth information on our capital stock as of October 16, 2017:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by us or for Our Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Common Stock	200,000,000	—	40,130,665
Preferred Stock	1,000,000	—	—

Common Stock

All shares of our common stock have equal rights as to earnings, assets, dividends and other distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be made or paid to the holders of our common stock if, as and when declared by our Board of Directors out of funds legally available therefor, subject to the rights of holders of shares of any series of our preferred stock then outstanding. Shares of our common stock have no exchange, conversion or redemption rights. Shares of our common stock are subject to the transfer restrictions set forth in our certificate of incorporation, as described more fully below, as well as any restrictions on transfer arising under federal and state securities laws or by contract. Following the time at which the transfer restrictions contained in our certificate of incorporation terminate, shares of our common stock will be freely transferable, except when their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of shares of any series of our preferred stock then outstanding. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders generally, including the election of directors elected by a vote of stockholders generally. Except as provided with respect to any other class or series of stock, including our preferred stock, as more fully described below, the holders of our common stock possess exclusive voting power. There is no cumulative voting in the election of our Board of Directors, which means that holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of such directors are entitled to elect that number of nominees equal to the number of directors to be elected by such holders, and holders of less than a majority of such shares will be unable to elect one or more specific directors for any available directorship. In addition, holders of our common stock may participate in our dividend reinvestment plan.

Preferred Stock

Our certificate of incorporation authorizes our Board of Directors to create and issue one or more series of preferred stock to the extent permitted by the Investment Company Act. Prior to the issuance of shares of each series of preferred stock, our Board of Directors will be required by Delaware law and by our certificate of incorporation to establish the voting powers (full or limited, or no voting powers), and the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of each series of our preferred stock. Thus, to the extent permitted by the Investment Company Act, the Board of Directors could authorize the issuance of shares of a series of our preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Any issuance of preferred stock must comply with the requirements of the Investment Company Act. The Investment Company Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holder of shares of preferred stock, if any are issued, must be entitled as a class voting separately to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the Investment Company Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred stock (as determined in accordance with the Investment Company Act), including any outstanding perpetual preferred stock, voting together as a separate class. For example, the vote of such holders of preferred stock would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

Provisions of the DGCL and Our Certificate of Incorporation and Bylaws

Limitation on Liability of Directors; Indemnification and Advancement of Expenses

The indemnification of our officers and directors is governed by Section 145 of the DGCL and our certificate of incorporation and bylaws. Section 145(a) of the DGCL empowers the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if (1) such person acted in good faith, (2) in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and (3) with respect to any criminal action or proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL empowers the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Company, and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of the Company has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Section 145(d) of the DGCL provides that in all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it will be made by the Company only if it is consistent with the Investment Company Act and as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct set forth in those subsections. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

Section 145(e) authorizes the Company to pay expenses (including attorneys’ fees) incurred by an officer or director of the Company in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person to whom the advancement will be made to repay the advanced amounts if it is ultimately determined that he or she was not entitled to be indemnified by the Company as authorized by Section 145. Section 145(e) also provides that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the Company, or persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate.

Section 145(f) provides that indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of such Section are not to be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Section 145(g) authorizes the Company to purchase and maintain insurance on behalf of its current and former directors, officers, employees and agents (and on behalf of any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, regardless of whether the Company would have the power to indemnify such persons against such liability under Section 145.

Section 102(b)(7) of the DGCL allows the Company to provide in its certificate of incorporation a provision that limits or eliminates the personal liability of a director of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not limit or eliminate the liability of a director (1) for any breach of the director’s duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the current DGCL or as the DGCL may hereafter be amended.

Our certificate of incorporation requires us to indemnify to the full extent permitted by Section 145 of the DGCL all persons whom we may indemnify under that section. Our certificate of incorporation also provides that expenses incurred by our officers or directors in defending any action, suit or proceeding for which they may be entitled to indemnification under our certificate of incorporation shall be paid in advance of the final disposition of the action, suit or proceeding. However, any indemnification or payment or reimbursement of expenses made pursuant to such provisions of our certificate of incorporation will be subject to the applicable requirements of the Investment Company Act. In addition, our bylaws provide that, except for certain proceedings initiated by our directors or officers, we must indemnify, and advance expenses to, our current and former directors and officers to the fullest extent permitted by the DGCL, but provide that any indemnification or reimbursement of expenses thereunder is subject to the applicable requirements of the Investment Company Act.

Delaware Anti-Takeover Law

The DGCL contains, and our certificate of incorporation and bylaws also contain, provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. We believe, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms.

We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. However, our certificate of incorporation contains provisions that, at any point in time in which our common stock is registered under Section 12(b) or Section 12(g) of the Exchange Act, have the same effect as Section 203, except that it exempts Group Inc. and its affiliates, and certain of its or their respective direct or indirect transferees and any group as to which such persons are a party, from the effect of those provisions. In general, these provisions will prohibit us from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers of the Company; or

•	at or subsequent the such time the business combination is approved by the Board of Directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

These provisions define “business combination” to include the following:

•	any merger or consolidation involving the Company or any direct or indirect majority-owned subsidiary of the Company with the interested stockholder;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, of 10% or more of either the aggregate market value of all the assets of the

Company or the aggregate market value of all the outstanding stock of the Company; subject to certain exceptions, any transaction that results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any stock of the Company or of such subsidiary to the interested stockholder;

•	any transaction involving the Company or any direct or indirect majority-owned subsidiary of the Company that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series (or securities convertible into the stock of any class or series) of the Company or of any such subsidiary owned by the interested stockholder, except as to immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Company), of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company or any direct or indirect majority-owned subsidiary.

In general, these provisions define an “interested stockholder” as any entity or person that is the beneficial owner of 15% or more of our outstanding voting stock or is an affiliate or associate of us and was the beneficial owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately prior to the relevant date, and the affiliates or associates of any such entity or person, but Group Inc. and its affiliates and certain of its or their respective direct or indirect transferees and any group as to which such persons are a party are excluded from the definition of interested stockholder.

These provisions could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Election of Directors

Our bylaws provide that, unless otherwise provided in our certificate of incorporation (including with respect to the special rights of holders of one or more series of our preferred stock to elect directors), our directors are elected by the affirmative vote of the holders of a majority of the votes cast by stockholders entitled to vote thereon present in person or by proxy at a meeting of stockholders called for the purpose of electing directors. Under our certificate of incorporation, our Board of Directors has the power to amend our bylaws, including the provisions specifying the vote required to elect directors. Under Section 216 of the DGCL, however, a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

Classified Board of Directors

Under our certificate of incorporation, subject to the special right of the holders of one or more series of preferred stock to elect additional preferred directors, our directors are divided into three classes of directors, serving staggered three-year terms, with the term of office of directors in only one of the three classes expiring each year. As a result, one-third of such directors will then be elected each year. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that, the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of our management and policies.

Number of Directors; Removal; Vacancies

Our certificate of incorporation provides that, subject to any rights of holders of one or more series of preferred stock to elect additional preferred directors, the total number of directors is fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors. Under the DGCL, unless the certificate of incorporation provides otherwise (which our certificate of incorporation does not), directors on a classified board may be removed only for cause. Our certificate of incorporation provides that our directors are divided into classes serving staggered three-year terms and such directors may only be removed for cause, and only upon the affirmative vote of holders of at least two-thirds of the outstanding shares entitled to vote generally in the election of directors. Under our certificate of incorporation, subject to the applicable requirements of the Investment Company Act and the rights of the holders of one or more series of preferred stock, any vacancy on the Board of Directors resulting from the death, resignation, retirement, removal or disqualification of a director or other cause, or any vacancy resulting from an increase in the number of directors, may be filled only by vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director; provided that when the holders of any class or series of our stock are entitled under the certificate of incorporation to elect directors, vacancies in directorships elected by such class, classes or series may be filled by a majority of the remaining directors so elected. Any such limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Action by Stockholders

Our certificate of incorporation provides that our stockholders are only able to take action at an annual or special meeting of stockholders and may not take action by written consent of stockholders in lieu of a meeting. This may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of other business to be considered by stockholders may be made only (1) by or at the direction of the Board of Directors (or a duly authorized committee thereof), (2) pursuant to our notice of meeting or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. For any nomination or business proposal to be properly brought by a stockholder for a meeting, such stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws specify requirements as to the form and content of any such stockholder’s notice. Our bylaws also allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. Our bylaws further provide that nominations of persons for election to the Board of Directors at a special meeting may be made only by or at the direction of the Board of Directors, and provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action that are made in compliance with applicable advance notice procedures, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Stockholder Meetings

Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Calling of Special Meetings of Stockholders

Our certificate of incorporation and bylaws provide that special meetings of stockholders may be called by our Board of Directors, the chairman of the Board of Directors and our chief executive officer, and not by any other person.

Amendments to the Certificate of Incorporation and Bylaws

Section 242 of the DGCL generally provides any amendment to the certificate of incorporation must be approved and declared advisable by the Board of Directors and adopted by the affirmative vote of holders of a majority of the outstanding shares of capital stock entitled to vote thereon, and by a majority of the outstanding stock of each class entitled to vote thereon as a class. Section 109 of the DGCL provides that, after a corporation has received payment for its capital stock, the power to adopt, amend or repeal the bylaws shall be in the stockholders entitled to vote, but any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. Our certificate of incorporation provides our Board of Directors with such power. The DGCL provides that the certificate of incorporation may contain provisions requiring for any corporate action the vote of a larger portion of the stock or of any class or series thereof than is required by the DGCL. Our certificate of incorporation provides that the following provisions, among others, may be amended by our stockholders only by a vote of at least two-thirds of the outstanding shares of our capital stock entitled to vote thereon:

•	the provisions regarding the classification of our Board of Directors;

•	the provisions specifying the percentage of votes required to remove directors for cause;

•	the provisions limiting stockholder action by written consent;

•	the provisions regarding the calling of special meetings;

•	the provisions regarding the number of directors and filling vacancies on our Board of Directors and newly created directorships;

•	the provision requiring a supermajority vote to amend our bylaws;

•	the limitation of directors’ personal liability to us or our stockholders for breach of fiduciary duty as a director;

•	the provisions regarding indemnification and advancement of expenses under our certificate of incorporation;

•	the provision regarding restrictions on business combinations with interested stockholders; and

•	the amendment provision requiring that the above provisions be amended only with a two-thirds supermajority vote.

Our bylaws generally are able to be amended by approval of (i) a majority of the total number of authorized directors or (ii) the affirmative vote of the holders of at least two-thirds of the outstanding shares of our capital stock entitled to vote thereon.

Conflict with Investment Company Act

Our bylaws provide that, if and to the extent that any provision of the DGCL or any provision of our certificate of incorporation or bylaws conflicts with any provision of the Investment Company Act, the applicable provision of the Investment Company Act will control.

DESCRIPTION OF OUR PREFERRED STOCK

In addition to shares of common stock, our certificate of incorporation authorizes our Board of Directors to create and issue one or more series of preferred stock to the extent permitted by the Investment Company Act. Prior to the issuance of shares of each series of preferred stock, our Board of Directors will be required by Delaware law and by our certificate of incorporation to establish the voting powers (full or limited, or no voting powers), and the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of each series of our preferred stock. Thus, to the extent permitted by the Investment Company Act, the Board of Directors could authorize the issuance of shares of a series of our preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Any issuance of preferred stock must comply with the requirements of the Investment Company Act. The Investment Company Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holder of shares of preferred stock, if any are issued, must be entitled as a class voting separately to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the Investment Company Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred stock (as determined in accordance with the Investment Company Act), including any outstanding perpetual preferred stock, voting together as a separate class. For example, the vote of such holders of preferred stock would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

The following is a general description of the terms of the preferred stock we may issue from time to time. Particular terms of any preferred stock we offer will be described in the prospectus supplement relating to such preferred stock.

For any series of preferred stock that we may issue, our board of directors or a committee thereof will determine and the amendment to our certificate of incorporation and prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;

•	the rate, whether fixed or variable, and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, as well as whether such dividends are participating or non-participating;

•	any provisions relating to convertibility or exchangeability of the shares of such series, including adjustments to the conversion price of such series;

•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•	the voting powers, if any, of the holders of shares of such series;

•	any provisions relating to the redemption of the shares of such series;

•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other relative powers, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which dividends or other distributions, if any, thereon will be cumulative.

DESCRIPTION OF OUR WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock, preferred stock or debt securities. Such warrants may be issued independently or together with common stock, preferred stock or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;

•	in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire (subject to any extension);

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	the terms of any rights to redeem, or call such warrants;

•	information with respect to book-entry procedures, if any;

•	the terms of the securities issuable upon exercise of the warrants;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends or other distributions, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the Investment Company Act, we may generally only offer warrants provided that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of us and our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The Investment Company Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “—Events of Default—Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us.

Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. See “Available Information” for information on how to obtain a copy of the indenture.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•	whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the place or places, if any, other than or in addition to The City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

•	the denominations in which the offered debt securities will be issued;

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any events of default;

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	any special federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;

•	whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	whether the debt securities are secured and the terms of any security interest;

•	the listing, if any, on a securities exchange; and

•	any other terms.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our common stock if our asset coverage, calculated pursuant to the Investment Company Act, is at least equal to 200% immediately after each such issuance. In addition, while any indebtedness and senior securities remain outstanding, we must make provisions to prohibit the distribution to our stockholders or the repurchase of such indebtedness or securities unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. Specifically, we may be precluded from declaring dividends or repurchasing shares of our common stock unless our asset coverage is at least 200%. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors—Risks Relating to Our Business and Structure—Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.”

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the accompanying prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”) may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities”. The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “—Resignation of Trustee” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

We expect that we will usually issue debt securities in book-entry only form represented by global securities.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York (“DTC”) will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “—Special Situations when a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below.

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “—Issuance of Securities in Registered Form” above.

•	An investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way.

•	If we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series.

•	An investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee.

•	DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations when a Global Security will be Terminated

In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under “—Issuance of Securities in Registered Form” above.

The special situations for termination of a global security are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 60 days;

•	if we notify the trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to the debt securities represented by that global security and has not been cured or waived; we discuss defaults later under “—Events of Default.”

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “—Special Considerations for Global Securities.”

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, NY and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, if the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following (unless the prospectus supplement relating to such debt securities states otherwise):

•	We do not pay the principal of, or any premium on, a debt security of the series on its due date, and do not cure this default within five days.

•	We do not pay interest on a debt security of the series when due, and such default is not cured within 30 days.

•	We do not deposit any sinking fund payment in respect of debt securities of the series on its due date, and do not cure this default within five days.

•	We remain in breach of a covenant in respect of debt securities of the series for 90 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 90 days.

•	Any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”) (Section 315 of the Trust Indenture Act of 1939). If indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give your trustee written notice that an Event of Default has occurred and remains uncured.

•	The holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

•	The holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than

•	the payment of principal, any premium or interest; or

•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities or else specifying any default.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	Where we merge out of existence or sell our assets, the resulting entity or transferee must agree to be legally responsible for our obligations under the debt securities.

•	Immediately after giving effect to such transaction, no default or Event of Default shall have happened and be continuing.

•	We must deliver certain certificates and documents to the trustee.

•	We must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of, or interest on, a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•	adversely affect any right of repayment at the holder’s option;

•	change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;

•	impair your right to sue for payment;

•	materially adversely affect any right to convert or exchange a debt security in accordance with its terms;

•	modify the subordination provisions in the indenture in a manner that is materially adverse to holders of the debt securities;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•	modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants;

•	change the terms of any sinking fund with respect to any security; and

•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	If the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series.

•	If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “—Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current United States federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance”. In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions described under “—Indenture Provisions—Subordination” below. In order to achieve covenant defeasance, we must do the following:

•	If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	We must deliver to the trustee a legal opinion of our counsel confirming that, under current United States federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

•	We must deliver to the trustee a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

•	Defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any of our other material agreements or instruments.

•	No default or Event of Default with respect to the applicable series shall have occurred and be continuing and no defaults or Events of Default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in United States federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	We must deliver to the trustee a legal opinion confirming that there has been a change in current United States federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current United States federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit.

•	We must deliver to the trustee a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

•	Defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any of our other material agreements or instruments.

•	No default or Event of Default with respect to the applicable series shall have occurred and be continuing and no defaults or Events of Default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If applicable, you would also be released from the subordination provisions described later under “—Indenture Provisions—Subordination”.

Form, Exchange and Transfer of Certificated Registered Securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form;

•	without interest coupons; and

•	unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated securities at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions—Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•	our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed (other than indenture securities issued under the indenture and denominated as subordinated debt securities), unless in the instrument creating or evidencing the same or under which the same is outstanding it is provided that this indebtedness is not senior or prior in right of payment to the subordinated debt securities; and

•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness outstanding as of a recent date.

The Trustee under the Indenture

We intend to use a nationally recognized financial institution to serve as the trustee under the indenture.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Book-Entry Debt Securities

DTC will act as securities depository for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully registered certificate will be issued for each issuance of the debt securities, in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).

DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, or Indirect Participants. DTC has Standard & Poor’s rating of AA+. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC or its nominee, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee, but disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the debt securities at any time by giving reasonable notice to us or to the trustee. Under such circumstances, in the event that a successor depository is not obtained, certificates are required to be printed and delivered. We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

DESCRIPTION OF OUR SUBSCRIPTION RIGHTS

We may issue subscription rights to our stockholders to purchase common stock or other securities. Subscription rights may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current NAV per share of common stock, taking into account underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the title and aggregate number of such subscription rights;

•	the exercise price for such subscription rights (or method of calculation thereof if the price is not a specific dollar amount);

•	the currency or currencies, including composite currencies, in which the price of such subscription rights may be payable;

•	the ratio of the offering (which, in the case of transferable rights for common stock, will require a minimum of three shares to be held of record before a person is entitled to purchase an additional share);

•	the number of such subscription rights issued to each stockholder;

•	the period of time the offering would remain open (which shall be open a minimum number of days such that all record holders would be eligible to participate in the offering and shall not be open longer than 120 days);

•	the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;

•	if applicable, a discussion of certain U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;

•	any termination right we may have in connection with such subscription rights offering; and

•	any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of the security being offered at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock purchasable upon such exercise. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.

REGULATION

We have elected to be treated as a BDC under the Investment Company Act. As with other companies regulated by the Investment Company Act, a BDC must adhere to certain substantive regulatory requirements. The Investment Company Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the Investment Company Act. In addition, the Investment Company Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the Investment Company Act as the vote: (i) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (ii) of more than 50% of the outstanding voting securities of such company, whichever is less.

Any issuance of preferred stock must comply with the requirements of the Investment Company Act. Additionally, the Investment Company Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain other matters under the Investment Company Act require a separate class vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would be entitled to vote separately as a class from the holders of common stock on a proposal involving a plan of reorganization adversely affecting such securities.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed a “principal underwriter” as that term is defined under the Securities Act. We may purchase or otherwise receive warrants, which offer an opportunity (not a requirement) to purchase common stock of a portfolio company in connection with an acquisition financing or other investments. Similarly, we may acquire rights that obligate an issuer of acquired securities or their affiliates to repurchase the securities at certain times, under certain circumstances. We do not intend to acquire securities issued by any investment company whereby our investment would exceed the limits imposed by the Investment Company Act. Under these limits, we generally cannot (1) acquire more than 3% of the total outstanding voting stock of any investment company, (2) invest more than 5% of the value of our total assets in the securities of one investment company or (3) invest more than 10% of the value of our total assets in the securities of investment companies in general. These limitations do not apply where we acquire interests in a money market fund as long as we do not pay a sales charge or service fee in connection with the purchase. With respect to the portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of our policies described above are fundamental and each such policy may be changed without stockholder approval, subject to any limitations imposed by the Investment Company Act.

Private funds that are excluded from the definition of “investment company” pursuant to either Section 3(c)(1) or 3(c)(7) of the Investment Company Act are also subject to certain of the limits under the Investment Company Act noted above. Specifically, such private funds may not acquire directly or through a controlled entity more than 3% of our total outstanding voting stock (measured at the time of the acquisition). Investment companies registered under the Investment Company Act are also subject to the restriction as well as other limitations under the Investment Company Act that would restrict the amount that they are able to invest in our securities. As a result, certain investors would be required to hold a smaller position in our shares than if they were not subject to such restrictions.

Qualifying Assets

Under the Investment Company Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the Investment Company Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets (not including certain assets specified in the Investment Company Act) represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

(1)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding thirteen months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules and regulations as may be prescribed by the SEC. An eligible portfolio company is defined in the Investment Company Act as any issuer that:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)	is not an investment company (other than a SBIC wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the Investment Company Act; and

(c)	satisfies any of the following:

•	does not have any class of securities listed on a national securities exchange or has a class of securities listed on a national securities exchange but has an aggregate market value of outstanding common equity of less than $250 million;

•	is controlled by a BDC or a group of companies including a BDC, and the BDC has an affiliated person who is a director of the eligible portfolio company; or

•	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)	Securities of any eligible portfolio company that we control.

(3)	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own at least 60% of the outstanding equity of the eligible portfolio company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of options, warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

Managerial Assistance to Portfolio Companies

A BDC must be organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above under “—Qualifying Assets.” However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must also either control the issuer of the securities or offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance (as long as the BDC does not make available significant managerial assistance solely in this fashion). Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

As a BDC, pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash items (such as money market funds), U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. We may invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would generally not meet the asset diversification requirements in order to qualify as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Investment Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Indebtedness and Senior Securities

As a BDC, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares of stock senior to our common stock if our asset coverage ratio, as defined under the Investment Company Act, is at least equal to 2 to 1 immediately after each such issuance. Increasing the amount of debt that BDCs may incur by modifying the asset coverage ratio from 200% to 150% has been under recent congressional consideration. In addition, except in limited circumstances, while any indebtedness and senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or stock unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors—Risks Relating to Our Business and Structure—Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.”

Code of Ethics

We have adopted a Code of Ethics pursuant to Rule 17j-1 under the Investment Company Act and we have also approved our Investment Adviser’s Code of Ethics that it adopted in accordance with Rule 17j-1 and Rule 204A-1 under the Advisers Act. These Codes of Ethics establish, among other things, procedures for personal investments and restrict certain personal securities transactions, including transactions in securities that are held by us. Personnel subject to each code may invest in securities for their personal investment accounts, so long as such investments are made in accordance with the code’s requirements. The Codes of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090 or (800) SEC-0330. The Codes of Ethics are also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies may also be obtained after paying a duplicating fee by writing the SEC’s Public Reference Section, Washington, DC 20549-0102, or by electronic request to publicinfo@sec.gov.

Proxy Voting Policies and Procedures

We have delegated the voting of portfolio securities to our Investment Adviser. For client accounts for which our Investment Adviser has voting discretion, our Investment Adviser has adopted policies and procedures (the “Proxy Voting Policy”) for the voting of proxies. Under the Proxy Voting Policy, our Investment Adviser’s guiding principles in performing proxy voting are to make decisions that favor proposals that tend to maximize a company’s shareholder value and are not influenced by conflicts of interest. To implement these guiding principles for investments in publicly traded equities, our Investment Adviser has developed customized proxy voting guidelines (the “Guidelines”) that it generally applies when voting on behalf of client accounts. These Guidelines address a wide variety of individual topics, including, among other matters, shareholder voting rights, anti-takeover defenses, board structures, the election of directors, executive and director compensation, reorganizations, mergers, issues of corporate social responsibility and various shareholder proposals.

The Proxy Voting Policy, including the Guidelines, is reviewed periodically to assure that it continues to be consistent with our Investment Adviser’s guiding principles. The Guidelines embody the positions and factors our Investment Adviser generally considers important in casting proxy votes.

Our Investment Adviser has retained a third-party proxy voting service (the “Proxy Service”), currently Institutional Shareholder Services, to assist in the implementation and administration of certain proxy voting-related functions including operational, recordkeeping, and reporting services. The Proxy Service also prepares a written analysis and recommendation (a “Recommendation”) of each proxy vote that reflects the Proxy Service’s application of the Guidelines to particular proxy issues. While it is our Investment Adviser’s policy generally to follow the Guidelines and Recommendations from the Proxy Service, our Investment Adviser’s portfolio management teams (the “Portfolio Management Teams”) may on certain proxy votes seek approval to diverge from the Guidelines or a Recommendation by following an “override” process. Such decisions are subject to a review and approval process, including a determination that the decision is not influenced by any conflict of interest. A Portfolio Management Team that receives approval through the override process to cast a proxy vote that diverges from the Guidelines and/or a Recommendation may vote differently than other Portfolio Management Teams that did not seek to override the vote. In forming their views on particular matters, the Portfolio Management Teams are also permitted to consider applicable regional rules and practices, including codes of conduct and other guides, regarding proxy voting, in addition to the Guidelines and Recommendations. Our Investment Adviser may hire other service providers to replace or supplement the Proxy Service with respect to any of the services our Investment Adviser currently receives from the Proxy Service.

From time to time, our Investment Adviser may face regulatory, compliance, legal or logistical limits with respect to voting securities that it may purchase or hold for client accounts, which can affect our Investment Adviser’s ability to vote such proxies, as well as the desirability of voting such proxies. Among other limits, federal, state and foreign regulatory restrictions or company specific ownership limits, as well as legal matters related to consolidated groups, may restrict the total percentage of an issuer’s voting securities that our Investment Adviser can hold for clients and the nature of our Investment Adviser’s voting in such securities. Our Investment Adviser’s ability to vote proxies may also be affected by, among other things: (i) late receipt of meeting notices; (ii) requirements to vote proxies in person; (iii) restrictions on a foreigner’s ability to exercise votes; (iv) potential difficulties in translating the proxy; (v) requirements to provide local agents with unrestricted powers of attorney to facilitate voting instructions; and (vi) requirements that investors who exercise their voting rights surrender the right to dispose of their holdings for some specified period in proximity to the shareholder meeting.

Our Investment Adviser conducts periodic due diligence meetings with the Proxy Service which include a review of the Proxy Service’s general organizational structure, new developments with respect to research and technology, work flow improvements and internal due diligence with respect to conflicts of interest.

Our Investment Adviser has adopted policies and procedures designed to prevent conflicts of interest from influencing its proxy voting decisions that our Investment Adviser makes on behalf of a client account and to help assure that such decisions are made in accordance with our Investment Adviser’s fiduciary obligations to its clients. These policies and procedures include our Investment Adviser’s use of the Guidelines and Recommendations from the Proxy Service, the override approval process previously discussed, and the establishment of information barriers between our Investment Adviser and other Goldman Sachs’ businesses. Notwithstanding such proxy voting policies and procedures, actual proxy voting decision of our Investment Adviser may have the effect of benefitting the interest of other clients or businesses of other divisions or units of Goldman Sachs and/or its affiliates, provided that our Investment Adviser believes such voting decisions to be in accordance with its fiduciary obligations. See “Potential Conflicts of Interest.”

Voting decisions with respect to fixed income securities and the securities of privately held issuers generally will be made by our Investment Adviser based on its assessment of the particular transactions or other matters at issue.

Information regarding how we vote proxies relating to portfolio securities during the twelve-month period ended June 30, 2017 is available on or through our website at https://www.GoldmanSachsBDC.com.

Privacy Principles

The following information is provided to help investors understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

We generally will not receive any nonpublic personal information relating to stockholders who purchase our common stock. We may collect nonpublic personal information regarding our existing investors from sources such as subscription agreements, investor questionnaires and other forms; individual investors’ account histories; and correspondence between us and individual investors. We may share information that we collect regarding an investor with our affiliates and the employees of such affiliates for everyday business purposes, for example, to service the investor’s accounts and, unless an investor opts out, provide the investor with information about other products and services offered by us or our affiliates that may be of interest to the investor. In addition, we may disclose information that we collect regarding investors to third parties who are not affiliated with us (i) as authorized by our investors in investor subscription agreements or our organizational documents; (ii) as required by applicable law or in connection with a properly authorized legal or regulatory investigation, subpoena or summons, or to respond to judicial process or government regulatory authorities having property jurisdiction; (iii) as required to fulfill investor instructions; or (iv) as otherwise permitted by applicable law to perform support services for investor accounts or process investor transactions with us or our affiliates.

Any party not affiliated with us that receives nonpublic personal information relating to investors from us is required to adhere to confidentiality agreements and to maintain appropriate safeguards to protect your information. Additionally, for officers, employees and agents of ours and our affiliates, access to such information is restricted to those who need such access to provide services to us and investors. We maintain physical, electronic and procedural safeguards to seek to guard investor nonpublic personal information.

Other

We may also be prohibited under the Investment Company Act from knowingly participating in certain transactions with our affiliates without the prior approval of the members of our Board of Directors who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the prohibition on transactions by BDCs with affiliates to prohibit “joint” transactions among entities that share a common investment adviser. The staff of the SEC has granted no-action relief permitting purchases of a single class of privately placed securities provided that the adviser negotiates no term other than price and certain other conditions are met. Except in certain limited circumstances, we will be unable to invest in any issuer in which another client sponsored or managed by our Investment Adviser has previously invested, including GS PMMC and GS MMLC. On January 4, 2017, the SEC granted GS PMMC, GS MMLC and us, as well as certain other funds that may be managed by GSAM, including the GSAM Credit Alternatives investment team, in the future, exemptive relief to make negotiated co-investments, subject to certain terms and conditions in the exemptive relief. As a result of the exemptive relief, there could be significant overlap in our portfolio and the investment portfolios of GS PMMC, GS MMLC and/or other funds established by the GSAM Credit Alternatives investment team that are able to rely on the order.

As a BDC, the SEC will periodically examine us for compliance with the Investment Company Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company, to protect against larceny and embezzlement, covering each of our officers and employees, who may singly, or jointly with others, have access to our securities or funds. Furthermore, as a BDC, we are prohibited from protecting any director, officer, investment adviser or underwriter against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and our Investment Adviser are each required to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws, review these policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a chief compliance officer to be responsible for administering the policies and procedures.

Compliance with the Sarbanes-Oxley Act

The Sarbanes-Oxley Act imposes a wide variety of regulatory requirements on publicly held companies and their insiders. The Sarbanes-Oxley Act requires us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

Compliance with Listing Requirements

Our common stock is listed on the NYSE under the symbol “GSBD.” As a listed company on the NYSE, we are subject to various listing standards including corporate governance listing standards. We believe we are in compliance with these rules.

Compliance with the JOBS Act

We currently are, and expect to remain, an “emerging growth company,” as defined in the JOBS Act signed into law in April 2012 until December 31, 2017.

Under the JOBS Act, we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act, which would require that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. This may increase the risk that material weaknesses or other deficiencies in our internal control over financial reporting go undetected. See “Risk Factors—Risks Relating to Our Business and Structure—Efforts to comply with Section 404 of the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with Section 404 of the Sarbanes-Oxley Act may adversely affect us and the market price of our common stock.”

In addition, Section 7(a)(2)(B) of the Securities Act and Section 13(a) of the Exchange Act, as amended by Section 102(b) of the JOBS Act, provide that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. However, pursuant to Section 107 of the JOBS Act, we have chosen to “opt out” of such extended transition period, and as a result, we comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Compliance with the Bank Holding Company Act

As a BHC and FHC, the activities of Group Inc. and its affiliates are subject to certain restrictions imposed by the BHCA and related regulations. BHCs and FHCs are subject to supervision and regulation by the Federal Reserve. Because Group Inc. may be deemed to “control” us within the meaning of the BHCA, restrictions under the BHCA could apply to us. Accordingly, the BHCA and other applicable banking laws, rules, regulations and guidelines, and their interpretation and administration by the appropriate regulatory agencies, including the Federal Reserve, may restrict our investments, transactions and operations and may restrict the transactions and relationships between our Investment Adviser, Group Inc. and their affiliates, on the one hand, and us on the other hand. For example, the BHCA regulations applicable to Group Inc. and us may, among other things, restrict our ability to make certain investments or the size of certain investments, impose a maximum holding period on some or all of our investments and restrict our and our Investment Adviser’s ability to participate in the management and operations of the companies in which we invest. In addition, certain BHCA regulations may require aggregation of the positions owned, held or controlled by related entities. Thus, in certain circumstances, positions held by Group Inc. and its affiliates (including our Investment Adviser) for client and proprietary accounts may need to be aggregated with positions held by us. In this case, where BHCA regulations impose a cap on the amount of a position that may be held, Goldman Sachs may utilize available capacity to make investments for its proprietary accounts or for the accounts of other clients, which may require us to limit and/or liquidate certain investments. See “Potential Conflicts of Interest.” Additionally, Goldman Sachs may in the future, in its sole discretion and without notice to investors, engage in activities impacting us and/or our Investment Adviser in order to comply with the BHCA or other legal requirements applicable to, or reduce or eliminate the impact or applicability of any bank regulatory or other restrictions on, Goldman Sachs, us or other funds and accounts managed by our Investment Adviser and its affiliates. In addition, Goldman Sachs may cease in the future to qualify as a FHC, which may subject us to additional restrictions. Moreover, there can be no assurance that the bank regulatory requirements applicable to Goldman Sachs and us, or the interpretation thereof, will not change, or that any such change will not have a material adverse effect on us. See “Risk Factors—Risks Relating to Our Business and Structure—Our activities may be limited as a result of potentially being deemed to be controlled by a bank holding company.”

CUSTODIAN, TRANSFER AND DIVIDEND DISBURSING AGENT AND REGISTRAR

Our assets are held by State Street Bank and Trust Company pursuant to a custody agreement. State Street Bank and Trust Company also acts as our administrator. See “Management—Our Administrator.” The principal business address of State Street Bank and Trust Company is One Lincoln Street, Boston, Massachusetts 02111. Computershare Trust Company, N.A. serves as the Company’s transfer agent and dividend disbursing agent and registrar. The principal business address of Computershare Trust Company, N.A. is 250 Royall Street, Canton, Massachusetts 02021.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Since we generally acquire and dispose of investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, our Investment Adviser is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Investment Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Investment Adviser generally seeks reasonably competitive trade execution costs, we do not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Investment Adviser may select a broker based partly upon brokerage or research services provided to us, our Investment Adviser and any other Accounts. Such brokerage or research services may include research reports on companies, industries and securities; economic and financial data; financial publications; computer data bases; quotation equipment and services; and research-oriented computer hardware, software and other services. In return for such services, we may pay a higher commission than other brokers would charge if our Investment Adviser determines in good faith that such commission is reasonable in relation to the services provided.

The Investment Management Agreement permits our Investment Adviser, subject to review by the Board of Directors from time to time, to purchase and sell portfolio securities to and from brokers who provide our Investment Adviser with access to supplemental investment and market research and security and economic analyses. Such brokers may execute brokerage transactions at a higher cost to us than may result when allocating brokerage to other brokers on the basis of seeking the most favorable price and efficient execution. Brokerage and research services furnished by firms through which we effect our securities transactions may be used by our Investment Adviser in servicing other clients and not all of these services may be used by our Investment Adviser in connection with the client generating the brokerage credits. The fees received under the Investment Management Agreement are not reduced by reason of an investment adviser receiving such brokerage and research services.

Our portfolio transactions are generally effected at a net price without a broker’s commission (i.e., a dealer is dealing with us as principal and receives compensation equal to the spread between the dealer’s cost for a given security and the resale price of such security). In certain foreign countries, debt securities are traded on exchanges at fixed commission rates. The Investment Management Agreement provides that our Investment Adviser, on occasions when it deems the purchase or sale of a security to be in the best interests of us as well as other customers, to aggregate, to the extent permitted by applicable laws and regulations, the securities to be sold or purchased for us with those to be sold or purchased for other customers in order to obtain the best net price and the most favorable execution. In such event, allocation of the securities so purchased or sold, is made by our Investment Adviser in the manner it considers to be equitable. In some instances, this procedure may adversely affect the size and price of the position obtainable for us.

Subject to the above considerations, our Investment Adviser may use Group Inc. or another affiliate as our broker. In order for Group Inc. or another affiliate, acting as agent, to effect securities or futures transactions for us, the commissions, fees or other remuneration received by Group Inc. or another affiliate must be reasonable and fair compared to the commissions, fees or other remuneration received by other brokers in connection with comparable transactions involving similar services, securities or futures contracts. Furthermore, our Board of Directors, including a majority of our Independent Directors, has adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to Goldman Sachs are consistent with the foregoing standard. Brokerage transactions with Goldman Sachs are also subject to such fiduciary standards as may be imposed upon Goldman Sachs by applicable law. The amount of brokerage commissions paid by us may vary substantially from year to year because of differences in portfolio turnover rates and other factors. See “Potential Conflicts of Interest—Brokerage Transactions.”

PLAN OF DISTRIBUTION

We may offer, from time to time, in one or more offerings or series, up to $200,000,000 of our common stock, preferred stock, warrants, debt securities or subscription rights or representing rights to purchase shares of our common stock, preferred stock or debt securities, in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts or a combination of these methods.

We may sell the securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, through agents designated from time to time by us or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds we will receive from the sale; any options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; any securities exchange or market on which the securities may be listed; and, in the case of a rights offering, the number of shares of our common stock issuable upon the exercise of each right. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of any common stock offered by us, less any underwriting commissions or discounts, must equal or exceed the NAV per share of our common stock at the time of the offering except (a) in connection with a rights offering to our existing stockholders, (b) with the consent of the majority of our outstanding voting securities and certain members of our Board of Directors who are not interested persons or (c) under such circumstances as the SEC may permit. The price at which securities may be distributed may represent a discount from prevailing market prices.

In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum aggregate commission or discount to be received by any member of the Financial Industry Regulatory Authority, or FINRA, or independent broker-dealer will not be greater than 8% of the gross proceeds of the sale of securities offered pursuant to this prospectus and any applicable prospectus supplement. We may also reimburse the underwriter or agent for certain fees and legal expenses incurred by it.

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the option to purchase additional shares from us or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, the agent will act on a best-efforts basis for the period of its appointment.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on the NYSE. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.

Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as agents to solicit offers by certain institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

In order to comply with the securities laws of certain states, if applicable, the securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

We may not sell securities pursuant to this prospectus without delivering a prospectus supplement describing the method and terms of the offering of such securities.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for Goldman Sachs BDC, Inc. by Fried, Frank, Harris, Shriver & Jacobson LLP. In addition, Willkie Farr & Gallagher LLP has advised the Company in connection with certain matters under the Investment Company Act. Dechert LLP serves as counsel to the Company and to the Independent Directors. Certain legal matters in connection with the offering will be passed upon for the underwriters, if any, by the counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 included in this Form N-2 have been so included in reliance on the report of PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, Massachusetts 02210, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our securities offered by this prospectus. The registration statement contains additional information about us and our securities.

We file with or submit to the SEC periodic and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as registration statements and related exhibits and schedules, at the Public SEC’s Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090 or (800) SEC-0330. We maintain a website at www.GoldmanSachsBDC.com and make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. You may also obtain such information by contacting us, in writing at: 200 West Street New York, New York 10282, or by telephone (collect) at (212) 902-0300. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet site at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Goldman Sachs BDC, Inc.:

In our opinion, the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, and the related consolidated statements of operations, of changes in net assets and of cash flows present fairly, in all material respects, the financial position of Goldman Sachs BDC, Inc. and its subsidiary (the “Company”) as of December 31, 2016 and 2015, and the results of their operations, the changes in their net assets and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits, which included confirmation of investments as of December 31, 2016 by correspondence with the custodian, transfer agent and brokers, and the application of alternative auditing procedures where investments purchased had not been received, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

February 28, 2017

Goldman Sachs BDC, Inc.

Consolidated Statements of Assets and Liabilities

(in thousands, except share and per share amounts)

	December 31, 2016	December 31, 2015
Assets
Investments, at fair value
Non-controlled/non-affiliated investments (cost of $1,055,203 and $1,067,299, respectively)	$1,004,793	$1,032,119
Non-controlled affiliated investments (cost of $89,715 and $9,237, respectively)	84,103	4,048
Controlled affiliated investments (cost of $77,592 and $46,167, respectively)	78,394	44,897
Investments in affiliated money market fund (cost of $1 and $10,117, respectively)	1	10,117

Total investments, at fair value (cost of $1,222,511 and $1,132,820, respectively)	1,167,291	1,091,181
Cash	4,565	22,710
Receivable for investments sold	—	313
Interest and dividends receivable from non-controlled/affiliated investments and non-controlled/non-affiliated investments	7,841	10,399
Dividend receivable from controlled affiliated investments	1,925	1,350
Other income receivable from controlled affiliated investments	2,212	681
Deferred financing costs	6,018	5,775
Deferred offering costs	605	—
Other assets	76	350

Total assets	$1,190,533	$1,132,759

Liabilities
Debt (net of debt issuance costs of $4,598 and $0, respectively)	$498,152	$419,000
Interest and other debt expenses payable	1,569	432
Management fees payable	4,406	4,238
Incentive fees payable	1,474	360
Distribution payable	16,349	16,338
Accrued offering costs	518	40
Directors’ fees payable	8	—
Accrued expenses and other liabilities	2,920	3,701

Total liabilities	$525,396	$444,109

Commitments and Contingencies (Note 7)

Net Assets
Preferred stock, par value $0.001 per share (1,000,000 shares authorized, no shares issued and outstanding)	$—	$—
Common stock, par value $0.001 per share (200,000,000 shares authorized, 36,331,662 and 36,306,882 shares issued and outstanding at December 31, 2016 and December 31, 2015, respectively)	36	36
Paid-in capital in excess of par	719,847	719,690
Accumulated net realized gain (loss)	(23,729)	(2,367)
Accumulated undistributed net investment income	25,624	14,351
Net unrealized appreciation (depreciation) on investments	(55,220)	(41,639)
Allocated income tax expense	(1,421)	(1,421)

TOTAL NET ASSETS	$665,137	$688,650

TOTAL LIABILITIES AND NET ASSETS	$1,190,533	$1,132,759

Net asset value per share	$18.31	$18.97

The accompanying notes are part of these consolidated financial statements.

Goldman Sachs BDC, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Investment Income:
From non-controlled/non-affiliated investments:
Interest income	$109,568	$109,700	$69,454
Dividend income	2,107	2,476	2,881
Other income	2,058	1,584	632

Total investment income from non-controlled/non-affiliated investments	113,733	113,760	72,967
From non-controlled affiliated investments:
Interest income	2,529	—	—
Dividend income	46	3	3
Other income	13	—	—

Total investment income from non-controlled affiliated investments	2,588	3	3
From controlled affiliated investments:
Dividend income	6,575	3,992	309
Other income	2,212	681	—

Total investment income from controlled affiliated investments	8,787	4,673	309

Total investment income	$125,108	$118,436	$73,279

Expenses:
Interest and other debt expenses	$14,299	$10,705	$4,683
Management fees	17,012	15,436	10,069
Incentive fees	10,422	11,786	1,495
Professional fees	2,563	2,752	2,007
Administration, custodian and transfer agent fees	865	974	856
Directors’ fees	1,012	623	399
Other expenses	1,671	1,062	913

Total expenses	$47,844	$43,338	$20,422

NET INVESTMENT INCOME (LOSS) BEFORE TAXES	$77,264	$75,098	$52,857

Excise tax expense	$1,037	$518	$119

NET INVESTMENT INCOME (LOSS) AFTER TAXES	$76,227	$74,580	$52,738

Net realized and unrealized gains (losses) on investment transactions:
Net realized gain (loss) from:
Non-controlled/non-affiliated investments	$(21,994)	$(67)	$(1,191)
Net change in unrealized appreciation (depreciation) from:
Non-controlled/non-affiliated investments	(21,154)	(24,458)	(11,593)
Non-controlled affiliated investments	5,501	(2,530)	(2,659)
Controlled affiliated investments	2,072	(897)	(373)

Net realized and unrealized gains (losses)	$(35,575)	$(27,952)	$(15,816)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$40,652	$46,628	$36,922

Net investment income (loss) per share (basic and diluted)	$2.10	$2.14	$1.77
Earnings per share (basic and diluted)	$1.12	$1.34	$1.24
Weighted average shares outstanding	36,317,131	34,782,967	29,737,113

The accompanying notes are part of these consolidated financial statements.

Goldman Sachs BDC, Inc.

Consolidated Statements of Changes in Net Assets

(in thousands, except share and per share amounts)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Increase (decrease) in net assets resulting from operations:
Net investment income	$76,227	$74,580	$52,738
Net realized gain (loss) on investments	(21,994)	(67)	(1,191)
Net change in unrealized appreciation (depreciation) on investments	(13,581)	(27,885)	(14,625)

Net increase (decrease) in net assets resulting from operations	$40,652	$46,628	$36,922

Distributions to stockholders from:
Net investment income	$(65,373)	$(63,624)	$(47,712)
Net realized gain	—	(1,297)	(2,268)

Total distributions to stockholders	$(65,373)	$(64,921)	$(49,980)

Capital transactions:
Issuance of common stock, net of offering and underwriting costs (0, 6,900,000 and 0 shares, respectively)	$—	$131,839	$—
Equity component of convertible notes	717	—	—
Reinvestment of stockholder distributions (24,780 and 25,755 and 0 shares, respectively)	491	522	—
Repurchase of common stock (0, 0 and 1,008,987 shares, respectively)	—	—	(20,145)

Net increase (decrease) in net assets resulting from capital transactions	$1,208	$132,361	$(20,145)

TOTAL INCREASE (DECREASE) IN NET ASSETS	$(23,513)	$114,068	$(33,203)

Net assets at beginning of period	$688,650	$574,582	$607,785

Net assets at end of period	$665,137	$688,650	$574,582

Accumulated undistributed net investment income (loss)	$25,624	$14,351	$4,058

Distribution declared per share	$1.80	$1.80	$1.69

The accompanying notes are part of these consolidated financial statements.

Goldman Sachs BDC, Inc.

Consolidated Statements of Cash Flows

(in thousands, except share and per share amounts)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014

Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations:	$40,652	$46,628	$36,922
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used for) operating activities:
Purchases of investments	(310,173)	(320,740)	(697,039)
Payment-in-kind interest	(2,045)	(411)	(412)
Investments in affiliated money market fund, net	10,116	19,451	90,950
Proceeds from sales of investments and principal repayments	195,363	131,090	263,738
Net realized (gain) loss on investments	21,994	67	1,191
Net change in unrealized (appreciation) depreciation on investments	13,581	27,885	14,625
Amortization of premium and accretion of discount, net	(4,946)	(5,008)	(2,633)
Amortization of deferred financing and debt issuance costs	1,399	1,170	1,013
Amortization of original issue discount on convertible notes	30	—	—
Increase (decrease) in operating assets and liabilities:
(Increase) decrease in interest and dividends receivable	1,983	(2,739)	(5,368)
(Increase) decrease in deferred financing and debt issuance costs	—	—	24
(Increase) decrease in receivable for investments sold	313	(313)	—
(Increase) decrease in other income receivable	(1,531)	(681)	—
(Increase) decrease in receivable from Investment Adviser	—	—	780
(Increase) decrease in other assets	274	(350)	—
Increase (decrease) in interest and other debt expenses payable	1,130	(86)	110
Increase (decrease) in management fees payable	168	912	666
Increase (decrease) in incentive fees payable	1,114	360	—
Increase (decrease) in payable for investments purchased	—	(19,700)	14,774
Increase (decrease) in accrued organization costs	—	—	(497)
Increase (decrease) in directors’ fees payable	8	(115)	1
Increase (decrease) in accrued expenses and other liabilities	(781)	1,171	1,633

Net cash provided by (used for) operating activities	$(31,351)	$(121,409)	$(279,522)

Cash flows from financing activities:
Proceeds from issuance of common stock (net of underwriting costs)	$—	$135,111	$—
Offering costs paid	(127)	(2,322)	(1,040)
Repurchase of common stock	—	(732)	(24,407)
Distributions paid	(64,871)	(63,567)	(41,543)
Deferred financing and debt issuance costs paid	(5,546)	(1,980)	(2,290)
Borrowings on debt	387,000	288,000	450,000
Repayments of debt	(303,250)	(219,000)	(100,000)

Net cash provided by (used for) financing activities	$13,206	$135,510	$280,720

Net increase (decrease) in cash	(18,145)	14,101	1,198
Cash, beginning of period	22,710	8,609	7,411

Cash, end of period	$4,565	$22,710	$8,609

Supplemental and non-cash financing activities
Interest expense paid	$11,174	$8,829	$2,118
Accrued but unpaid excise tax expense	$1,031	$512	$119
Accrued but unpaid deferred financing and debt issuance costs	$60	$54	$63
Accrued but unpaid offering costs	$518	$40	$474
Accrued but unpaid distributions	$16,349	$16,338	$15,506
Accrued but unpaid common stock repurchase	$—	$—	$732
Reinvestment of stockholder distributions	$491	$522	$—

The accompanying notes are part of these consolidated financial statements.

Goldman Sachs BDC, Inc.

Consolidated Schedule of Investments as of December 31, 2016

(in thousands, except share and per share amounts)

Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
Investments at Fair Value—175.50%#
Corporate Debt (1)—160.95%
1st Lien/Senior Secured Debt—63.30%
Artesyn Embedded Technologies, Inc. (2)	Electronic Equipment, Instruments & Components	9.75%	10/15/2020	$20,000	$20,000	$18,325
Data Driven Delivery Systems, LLC (++)	Health Care Technology	L + 7.00% (1.00% Floor)	05/30/2019	69,619	67,609	69,619
Dispensing Dynamics International (2)	Building Products	12.50%	01/01/2018	24,000	24,359	23,520
Elemica, Inc. (+)	Software	L + 8.00% (1.00% Floor)	07/07/2021	42,288	41,308	41,336
Elemica, Inc. (3) (4)	Software	L + 8.00% (1.00% Floor)	07/07/2021	6,000	(139)	(135)
Heligear Acquisition Co. (2)	Aerospace & Defense	10.25%	10/15/2019	17,500	17,289	17,894
Infinity Sales Group(+)	Media	L + 10.50% (1.00% Floor)	11/21/2018	30,803	30,518	28,724
Iracore International Holdings, Inc. (2) (5) (6)	Energy Equipment & Services	9.50%	06/01/2018	24,250	21,321	6,911
Kawa Solar Holdings Limited^ (7)	Construction & Engineering	F + 8.20% and 3.50% PIK	07/02/2018	12,767	12,727	12,767
Kawa Solar Holdings Limited^ (++) (7)	Construction & Engineering	L + 8.20%	07/02/2018	2,400	2,392	2,400
Legacy Buyer Corp. (++)	Health Care Providers & Services	L + 8.00% (1.00% Floor)	10/24/2019	27,470	27,120	26,508
Legacy Buyer Corp. (++) (3)	Health Care Providers & Services	L + 8.00% (1.00% Floor)	10/24/2019	2,500	1,668	1,612
Madison-Kipp Corporation (+)	Machinery	L + 9.00% (1.00% Floor)	05/26/2020	36,696	36,153	36,420
Perfect Commerce, LLC (++)	Internet Software & Services	L + 8.50% (1.00% Floor)	06/30/2020	37,418	36,740	37,605
The Merit Distribution Group, LLC (++)	Distributors	L + 11.25% (0.50% Floor)	04/08/2021	30,000	29,329	29,775
US Med Acquisition, Inc. (+)	Health Care Equipment & Supplies	L + 9.00% (1.00% Floor)	08/13/2021	30,574	30,069	30,574
Vexos, Inc.(++)	Electronic Equipment, Instruments & Components	L + 9.50% (1.00% Floor)	10/09/2019	38,922	38,433	37,171

Total 1st Lien/Senior Secured Debt					436,896	421,026
1st Lien/Last-Out Unitranche (8)—46.64%
Associations, Inc. (++)	Real Estate Management & Development	L + 7.00% (1.00% Floor)	12/23/2019	58,136	57,324	57,700
Avenue Stores, LLC (+)	Specialty Retail	L + 8.00% (1.00% Floor)	09/19/2019	30,000	29,546	30,000
Bolttech Mannings, Inc. (++)	Commercial Services & Supplies	L + 7.75% (1.00% Floor)	12/21/2018	36,346	35,967	20,081
Integrated Practice Solutions, Inc. (++)	Software	L + 9.10% (1.00% Floor)	08/03/2020	25,781	25,240	25,781
Mervin Manufacturing, Inc. (++)	Leisure Equipment & Products	L + 7.50% (1.00% Floor)	10/10/2019	11,165	11,024	9,936
NTS Communications, Inc. ^(++)	Diversified Telecommunication Services	L + 9.00% (1.25% Floor) PIK	06/06/2019	52,776	48,725	47,498
Pro-Pet, LLC (+)	Household Products	L + 7.25% (0.75% Floor)	11/21/2019	31,600	31,104	29,388
The Service Companies Inc. (+)	Professional Services	L + 10.25% (1.00% Floor)	03/26/2019	46,580	46,087	45,881
United Road Services, Inc. (+)	Air Freight & Logistics	L + 7.50% (1.00% Floor)	12/14/2017	44,658	44,438	43,989

Total 1st Lien/Last-Out Unitranche					329,455	310,254

The accompanying notes are part of these consolidated financial statements.

Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
2nd Lien/Senior Secured Debt—50.54%
ASC Acquisition Holdings, LLC (++)	Distributors	L + 13.00% (1.00% Floor)	12/15/2022	$30,000	$29,181	$30,000
DiscoverOrg, LLC (++)	Software	L + 9.00% (1.00% Floor)	02/10/2022	39,500	38,798	38,809
DiversiTech Corporation (++)	Building Products	L + 8.00% (1.00% Floor)	11/18/2022	51,350	50,331	50,708
Global Tel*Link Corporation (++)	Diversified Telecommunication Services	L + 7.75% (1.25% Floor)	11/23/2020	28,000	27,656	27,125
Highwinds Capital, Inc. (+)	Internet Software & Services	L + 12.25% (1.25% Floor)	01/29/2019	59,050	58,591	59,641
Hutchinson Technology, Inc.	Computers & Peripherals	10.88%	01/15/2017	12,200	12,189	12,200
IHS Intermediate Inc. (++)	Health Care Providers & Services	L + 8.25% (1.00% Floor)	07/20/2022	10,000	9,830	9,500
MedPlast Holdings, Inc.	Health Care Equipment & Supplies	P + 7.75% (2.00% Floor)	06/06/2023	25,000	24,380	24,375
MPI Products LLC (++)	Auto Components	L + 9.00% (1.00% Floor)	01/30/2020	20,000	19,808	19,850
P2 Upstream Acquisition Co. (+++)	Software	L + 8.00% (1.00% Floor)	04/30/2021	10,000	9,933	9,075
Reddy Ice Corporation (++)	Food Products	L + 9.50% (1.25% Floor)	11/01/2019	13,500	13,168	11,610
Securus Technologies Holdings, Inc. (++)	Diversified Telecommunication Services	L + 7.75% (1.25% Floor)	04/30/2021	20,000	19,853	19,350
SW Holdings, LLC (++)	Media	L + 8.75% (1.00% Floor)	12/30/2021	14,265	14,029	14,015
Washington Inventory Service (5) (6)	Professional Services	P + 8.00%	06/20/2019	24,800	24,949	9,920

Total 2nd Lien/Senior Secured Debt					352,696	336,178
Unsecured Debt—0.47%
CB-HDT Holdings, Inc. ^	Aerospace & Defense	12.00% PIK	12/15/2019	3,115	3,115	3,115

Total Unsecured Debt					3,115	3,115

Total Corporate Debt					1,122,162	1,070,573

Portfolio Company	Industry	Coupon	Shares	Cost	Fair Value
Preferred Stock(1)—1.78%
CB-HDT Holdings, Inc. ^ (5)	Aerospace & Defense		1,108,333	$10,186	$11,083
Kawa Solar Holdings Limited ^ (7)	Construction & Engineering	8.00% PIK	50,000	750	750
NTS Communications, Inc. ^ (5)	Diversified Telecommunication Services		263	187	—

Total Preferred Stock				11,123	11,833

Common Stock(1)—0.98%
CB-HDT Holdings, Inc. ^ (5)	Aerospace & Defense		453,383	2,393	4,312
Kawa Solar Holdings Limited ^ (5) (7)	Construction & Engineering		1,399,556	—	—
NTS Communications, Inc. ^ (5)	Diversified Telecommunication Services		595,215	3	—
Prairie Provident Resources, Inc. ^ (5) (7)	Oil, Gas & Consumable Fuels		3,579,989	9,237	2,178

Total Common Stock				11,633	6,490

Portfolio Company	LLC Interest	Cost	Fair Value
Investment Funds & Vehicles(1)—11.79%
Senior Credit Fund, LLC^^ (7)	$77,592	$77,592	$78,394

Total Investment Funds & Vehicles		77,592	78,394

The accompanying notes are part of these consolidated financial statements.

	Yield	Shares	Cost	Fair Value
Investments in Affiliated Money Market Fund (1)—0.00%#
Goldman Sachs Financial Square Government Fund	0.45%(9)	1,179	$1	$1

Total Investments in Affiliated Money Market Fund			1	1

TOTAL INVESTMENTS—175.50%			$1,222,511	$1,167,291

LIABILITIES IN EXCESS OF OTHER ASSETS—(75.50%)				$(502,154)

NET ASSETS—100.00%				$665,137

#	Percentages are based on net assets.
^	As defined in the Investment Company Act of 1940, the investment is deemed to be an “affiliated person” of the Company because the Company owns, either directly or indirectly, 5% or more of the portfolio company’s outstanding voting securities. See Note 3 “Significant Agreements and Related Parties”.
^^	As defined in the Investment Company Act of 1940, the investment is deemed to be a “controlled affiliated person” of the Company because the Company owns, either directly or indirectly, 25% or more of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company. See Note 3 “Significant Agreements and Related Parties”.
(+)	The interest rate on these loans is subject to the greater of a LIBOR floor or 1 month LIBOR plus a base rate. The 1 month LIBOR as of December 31, 2016 was 0.77%.
(++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 3 month LIBOR plus a base rate. The 3 month LIBOR as of December 31, 2016 was 1.00%.
(+++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 6 month LIBOR plus a base rate. The 6 month LIBOR as of December 31, 2016 was 1.32%.
(1)	Assets are pledged as collateral for the Revolving Credit Facility. See Note 6 “Debt”.
(2)	Security exempt from registration pursuant to Rule 144A under the Securities Act of 1933. These securities may be sold in certain transactions (normally to qualified institutional buyers) and remain exempt from registration. As of December 31, 2016, the aggregate fair value of these securities is $66,650 or 10.02% of the Company’s net assets.
(3)	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date, that may expire prior to the maturity date stated. See Note 7 “Commitments and Contingencies”.
(4)	The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.
(5)	Non-income producing security.
(6)	The investment is on non-accrual status as of December 31, 2016. See Note 2 “Significant Accounting Policies”.
(7)	The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets.
(8)	In addition to the interest earned based on the stated rate of this loan, the Company may be entitled to receive additional interest as a result of its arrangement with other lenders in a syndication.
(9)	The rate shown is the annualized seven-day yield as of December 31, 2016.
F	— Federal Funds Rate (which as of December 31, 2016 was 0.55%)
L	— LIBOR
P	— U.S. Prime Rate (which as of December 31, 2016 was 3.75%)
PIK	— Payment-In-Kind

The accompanying notes are part of these consolidated financial statements.

Goldman Sachs BDC, Inc.

Consolidated Schedule of Investments as of December 31, 2015

(in thousands, except share and per share amounts)

Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
Investments at Fair Value—156.98%#
Corporate Debt (1)—146.85%
1st Lien/Senior Secured Debt—61.00%
Artesyn Embedded Technologies, Inc. (2)	Electronic Equipment, Instruments & Components	9.75%	10/15/2020	$20,000	$20,000	$18,700
Data Driven Delivery Systems, LLC (++)	Health Care Technology	L + 7.00% (1.00% Floor)	05/31/2019	70,500	68,202	70,500
Dispensing Dynamics International (2)	Building Products	12.50%	01/01/2018	24,000	24,685	23,304
Heligear Acquisition Co. (2)	Aerospace & Defense	10.25%	10/15/2019	17,500	17,229	18,550
Infinity Sales Group (+)	Media	L + 10.50% (1.00% Floor)	11/21/2018	33,727	33,284	32,630
Iracore International Holdings, Inc. (2)	Energy Equipment & Services	9.50%	06/01/2018	24,250	20,877	15,763
Kawa Solar Holdings Limited (3)	Construction & Engineering	F + 8.20%	07/02/2017	15,000	15,000	15,000
Legacy Buyer Corp. (++)	Health Care Providers & Services	L + 8.00% (1.00% Floor)	10/24/2019	30,225	29,735	29,847
Legacy Buyer Corp. (4) (5)	Health Care Providers & Services	L + 8.00% (1.00% Floor)	10/24/2019	2,500	(40)	(31)
Madison-Kipp Corporation (+)	Machinery	L + 9.00% (1.00% Floor)	05/26/2020	37,000	36,330	36,352
NTS Communications, Inc. (++)	Diversified Telecommunication Services	L + 9.00% (1.25% Floor)	06/06/2019	44,300	43,641	42,196
Perfect Commerce, LLC (++)	Internet Software & Services	L + 8.50% (1.00% Floor)	06/30/2020	39,668	38,789	38,973
US Med Acquisition, Inc. (+)	Health Care Equipment & Supplies	L + 9.00% (1.00% Floor)	08/13/2021	30,884	30,292	30,884
Vexos, Inc. (++)	Electronic Equipment, Instruments & Components	L + 9.50% (1.00% Floor)	10/09/2019	48,275	47,512	47,430

Total 1st Lien/Senior Secured Debt					425,536	420,098
1st Lien/Last-Out Unitranche (6)—44.40%
Associations, Inc. (++)	Real Estate Management & Development	L + 7.00% (1.00% Floor)	12/23/2019	75,926	74,669	74,598
Associations, Inc. (++) (4)	Real Estate Management & Development	L + 7.00% (1.00% Floor)	12/23/2019	12,955	9,194	9,217
Avenue Stores, LLC (+)	Specialty Retail	L + 8.00% (1.00% Floor)	09/19/2019	30,000	29,409	30,300
Bolttech Mannings, Inc. (+)	Commercial Services & Supplies	L + 7.75% (1.00% Floor)	12/21/2018	33,000	32,504	31,185
Bolttech Mannings, Inc. (+)	Commercial Services & Supplies	L + 7.75% (1.00% Floor)	12/21/2018	3,346	3,297	3,162
Integrated Practice Solutions, Inc. (++)	Software	L + 9.10% (1.00% Floor)	08/03/2020	27,156	26,464	26,417
Mervin Manufacturing, Inc. (++)	Leisure Equipment & Products	L + 7.50% (1.00% Floor)	10/10/2019	13,584	13,365	12,837
Pro-Pet, LLC (+)	Household Products	L + 7.25% (0.75% Floor)	11/21/2019	28,600	28,196	27,170
The Service Companies Inc. (++)	Professional Services	L + 10.25% (1.00% Floor)	03/26/2019	47,460	46,773	46,629
United Road Services, Inc. (+)	Air Freight & Logistics	L + 7.50% (1.00% Floor)	12/14/2017	44,658	44,237	44,212

Total 1st Lien/Last-Out Unitranche					308,108	305,727

The accompanying notes are part of these consolidated financial statements.

Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
2nd Lien/Senior Secured Debt—41.45%
DiversiTech Corporation (++)	Building Products	L + 8.00% (1.00% Floor)	11/18/2022	$10,000	$9,859	$9,850
Extraction Oil & Gas Holdings, LLC	Oil, Gas & Consumable Fuels	11.00%	05/29/2019	15,000	14,833	15,187
Extraction Oil & Gas Holdings, LLC	Oil, Gas & Consumable Fuels	10.00%	05/29/2019	8,412	8,314	8,286
Global Tel*Link Corporation (++)	Diversified Telecommunication Services	L + 7.75% (1.25% Floor)	11/23/2020	28,000	27,588	16,800
Highwinds Capital, Inc. (+)	Internet Software & Services	L + 12.25% (1.25% Floor)	01/29/2019	59,050	58,429	59,050
Hunter Defense Technologies, Inc. (++)	Aerospace & Defense	L + 10.00% (1.00% Floor)	02/05/2020	28,000	26,866	26,320
Hutchinson Technology, Inc.	Computers & Peripherals	10.88%	01/15/2017	12,200	12,004	13,298
iFly Holdings LLC (++)	Leisure Equipment & Products	L + 9.00% (1.00% Floor)	07/08/2019	25,000	24,595	25,000
IHS Intermediate, Inc. (++)	Health Care Providers & Services	L + 8.25% (1.00% Floor)	07/20/2022	10,000	9,809	9,800
MPI Products LLC (++)	Auto Components	L + 9.00% (1.00% Floor)	01/30/2020	20,000	19,761	19,800
Oasis Outsourcing Holdings, Inc. (+)	Diversified Financial Services	L + 8.75% (1.00% Floor)	12/26/2022	20,000	19,726	20,000
P2 Upstream Acquisition Co. (+++)	Software	L + 8.00% (1.00% Floor)	04/30/2021	10,000	9,922	8,200
Reddy Ice Corporation(++)	Food Products	L + 9.50% (1.25% Floor)	11/01/2019	13,500	13,082	8,809
Securus Technologies Holdings, Inc. (++)	Diversified Telecommunication Services	L + 7.75% (1.25% Floor)	04/30/2021	20,000	19,828	10,760
SW Holdings, LLC (+++)	Media	L + 8.75% (1.00% Floor)	12/30/2021	13,500	13,245	13,230
Washington Inventory Service (++)	Professional Services	L + 9.00% (1.25% Floor)	06/20/2019	24,800	24,970	21,080

Total 2nd Lien/Senior Secured Debt					312,831	285,470

Total Corporate Debt					1,046,475	1,011,295

Portfolio Company	Industry	Coupon	Shares	Cost	Fair Value
Preferred Stock (1)—3.61%
Crowley Holdings Preferred LLC (2)	Marine	12.00% (Includes 2% PIK)	20,823	$20,824	$20,824
Lone Pine Resources CDA, Ltd. ^(3)(7)(8)	Oil, Gas & Consumable Fuels	10.00%	3,745,909	4,791	4,048

Total Preferred Stock				25,615	24,872

Common Stock (1)—0.00%
Lone Pine Resources CDA, Ltd. ^(3)(8)(9)	Oil, Gas & Consumable Fuels		972,919	4,446	—

Total Common Stock				4,446	—

Portfolio Company	LLC Interest	Cost	Fair Value
Investment Funds & Vehicles (1)—6.52%
Senior Credit Fund, LLC ^^(3)	$46,167	$46,167	$44,897

Total Investment Funds & Vehicles		46,167	44,897

The accompanying notes are part of these consolidated financial statements.

	Yield	Shares	Cost	Fair Value
Investments in Affiliated Money Market Fund (1)—1.47%#
Goldman Sachs Financial Square Government Fund	0.19% (10)	10,116,857	$10,117	$10,117

Total Investments in Affiliated Money Market Fund			10,117	10,117

TOTAL INVESTMENTS—158.45%			$1,132,820	$1,091,181

LIABILITIES IN EXCESS OF OTHER ASSETS—(58.45%)				$(402,531)

NET ASSETS—100.00%				$688,650

#	Percentages are based on net assets
(+)	The interest rate on these loans is subject to a base rate plus 1 month LIBOR, which as of December 31, 2015 was 0.43%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1 month LIBOR rate at December 31, 2015, the prevailing rate in effect as of December 31, 2015 was the base rate plus the LIBOR floor.
(++)	The interest rate on these loans is subject to a base rate plus 3 month LIBOR, which as of December 31, 2015 was 0.61%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3 month LIBOR rate at December 31, 2015, the prevailing rate in effect as of December 31, 2015 was the base rate plus the LIBOR floor.
(+++)	The interest rate on these loans is subject to a base rate plus 6 month LIBOR, which as of December 31, 2015 was 0.85%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 6 month LIBOR rate at December 31, 2015, the prevailing rate in effect as of December 31, 2015 was the base rate plus the LIBOR floor.
^	As defined in the Investment Company Act of 1940, the investment is deemed to be an “affiliated person” of the Company because the Company owns, either directly or indirectly, 5% or more of the portfolio company’s outstanding voting securities. See Note 3 “Significant Agreements and Related Parties”.
^^	As defined in the Investment Company Act of 1940, the investment is deemed to be a “controlled affiliated person” of the Company because the Company owns, either directly or indirectly, 25% or more of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company. See Note 3 “Significant Agreements and Related Parties”.
(1)	Assets are pledged as collateral for the Revolving Credit Facility. See Note 6 “Debt”.
(2)	Security exempt from registration pursuant to Rule 144A under the Securities Act of 1933. These securities may be sold in certain transactions (normally to qualified institutional buyers) and remain exempt from registration. As of December 31, 2015, the aggregate fair value of these securities is $97,141 or 14.11% of the Company’s net assets.
(3)	The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition is made, qualifying assets represent at least 70% of the Company’s total assets.
(4)	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See Note 7 “Commitments and Contingencies”.
(5)	The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.
(6)	In addition to the interest earned based on the stated rate of this loan, the Company may be entitled to receive additional interest as a result of its arrangement with other lenders in a syndication.
(7)	In addition, the Company holds 3,745,909 shares of voting securities in an affiliated entity with zero cost and zero value.
(8)	Non-income producing security.
(9)	In addition, the Company holds 972,919 shares of voting securities in an affiliated entity with zero cost and zero value.
(10)	The rate shown is the annualized seven-day yield as of December 31, 2015.
F	— Federal Funds Rate (which as of December 31, 2015 was 0.25%)
L	— LIBOR
PIK	— Payment-In-Kind

The accompanying notes are part of these consolidated financial statements.

Goldman Sachs BDC, Inc.

Notes to the Consolidated Financial Statements

(in thousands, except share and per share amounts)

1. ORGANIZATION

Goldman Sachs BDC, Inc. (the “Company,” which term refers to either Goldman Sachs BDC, Inc. or Goldman Sachs BDC, Inc. together with its consolidated subsidiary, as the context may require) was initially established as Goldman Sachs Liberty Harbor Capital, LLC, a single member Delaware limited liability company (“SMLLC”), on September 26, 2012 and commenced operations on November 15, 2012 with the Goldman Sachs Group, Inc. (“Group Inc.”) as its sole member. On March 29, 2013, the Company elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Effective April 1, 2013, the Company converted from a SMLLC to a Delaware corporation (the “Conversion”). In addition, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 2013.

The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, unitranche, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

Goldman Sachs Asset Management, L.P. (“GSAM”), a Delaware limited partnership and an affiliate of Goldman, Sachs & Co., is the investment adviser (the “Investment Adviser”) of the Company. The term “Goldman Sachs” refers to Group Inc., together with Goldman, Sachs & Co., GSAM and its other subsidiaries.

On March 23, 2015, the Company closed its initial public offering (“IPO”), issuing 6,000,000 shares of its common stock at a public offering price of $20.00 per share. Net of offering and underwriting costs, the Company received cash proceeds of $114,568. On March 18, 2015, the Company’s common stock began trading on the New York Stock Exchange (“NYSE”) under the symbol “GSBD”.

In April 2015, the Company issued a total of 900,000 shares of its common stock pursuant to the exercise of the underwriters’ over-allotment option in connection with the IPO. Net of underwriting costs, the Company received additional cash proceeds of $17,271.

The Company has formed a wholly owned subsidiary, which is structured as a Delaware limited liability company, to hold certain equity or equity-like investments in portfolio companies.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s functional currency is U.S. dollars and these consolidated financial statements have been prepared in that currency. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to Regulation S-X. This requires the Company to make certain estimates and assumptions that may affect the amounts reported in the consolidated financial statements and accompanying notes. These consolidated financial statements reflect adjustments that in the opinion of the Company are necessary for the fair statement of the results for the periods presented. Actual results may differ from the estimates and assumptions included in the consolidated financial statements.

Certain prior period information has been reclassified to conform to the current period presentation. The reclassification has no effect on the Company’s consolidated financial position or the consolidated results of operations as previously reported.

As an investment company, the Company applies the accounting and reporting guidance in Accounting Standards Codification (“ASC”) Topic 946, “Financial Services – Investment Companies” (“ASC 946”).

Basis of Consolidation

As provided under ASC 946, the Company will not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the financial position and results of operations of its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

The Company does not consolidate its equity interest in Senior Credit Fund, LLC (the “Senior Credit Fund”). For further description of the Company’s investment in the Senior Credit Fund, see Note 4 “Investments”.

Revenue Recognition

The Company records its investment transactions on a trade date basis. Realized gains and losses are based on the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discounts and premiums to par value on investments purchased are accreted and amortized, respectively, into interest income over the life of the respective investment using the effective interest method. Loan origination fees, original issue discount (“OID”) and market discounts or premiums are capitalized and amortized into interest income using the effective interest method or straight-line method, as applicable. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income. For the years ended December 31, 2016, 2015 and 2014, the Company earned $704, $1,375 and $840 in prepayment premiums, respectively, and $1,252, $1,229 and $1,247 in accelerated accretion of upfront loan origination fees and unamortized discounts, respectively.

Fees received from portfolio companies (directors’ fees, consulting fees, administrative fees, tax advisory fees and other similar compensation) are paid to the Company, unless, to the extent required by applicable law or exemptive relief, if any, therefrom, the Company only receives its allocable portion of such fees when invested in the same portfolio company as another account managed by Goldman Sachs.

Dividend income on preferred equity investments is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity investments is recorded on the record date for private portfolio companies and on the ex-dividend date for publicly traded portfolio companies. Interest and dividend income are presented net of withholding tax, if any.

Certain investments may have contractual payment-in-kind (“PIK”) interest or dividends. PIK represents accrued interest or accumulated dividends that are added to the principal amount of the investment on the respective interest or dividend payment dates rather than being paid in cash and generally becomes due at maturity or upon being called by the issuer. PIK is recorded as interest or dividend income, as applicable. If at any point the Company believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual status. Accrued PIK interest or dividends are generally reversed through interest or dividend income, respectively, when an investment is placed on non-accrual status.

Certain structuring fees and amendment fees are recorded as other income when earned. Administrative agent fees received by the Company are recorded as other income when the services are rendered.

Non-Accrual Investments

Loans or debt securities are placed on non-accrual status when it is probable that principal or interest will not be collected according to the contractual terms. Accrued interest generally is reversed when a loan or debt security is placed on non-accrual status. Interest payments received on non-accrual loans or debt securities may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans and debt securities are restored to accrual status when past due principal and interest are paid and, in management’s judgment, principal and interest payments are likely to remain current. The Company may make exceptions to this treatment if a loan or debt security has sufficient collateral value and is in the process of collection. As of December 31, 2016, the Company had two investments on non-accrual status, which represented 3.8% and 1.4% of the total investments (excluding an investment in a money market fund managed by an affiliate of Group Inc. of $1) at amortized cost and at fair value, respectively. As of December 31, 2015, the Company had no investments on non-accrual status.

Investments

The Company carries its investments in accordance with ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), issued by the Financial Accounting Standards Board (“FASB”), which defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. Fair value is generally based on quoted market prices provided by independent pricing services, broker or dealer quotations or alternative price sources. In the absence of quoted market prices, broker or dealer quotations or alternative price sources, investments are measured at fair value as determined by the board of directors (the “Board of Directors”).

Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material. See Note 5 “Fair Value Measurement”.

The Company generally invests in illiquid securities, including debt and equity investments, of middle-market companies. The Board of Directors has delegated to the Investment Adviser day-to-day responsibility for implementing and maintaining internal controls and procedures related to the valuation of the Company’s portfolio investments. Under valuation procedures adopted by the Board of Directors, market quotations are generally used to assess the value of the investments for which market quotations are readily available. The Investment Adviser obtains these market quotations from independent pricing services or at the bid prices obtained from at least two brokers or dealers, if available; otherwise from a principal market maker or a primary market dealer. To assess the continuing appropriateness of pricing sources and methodologies, the Investment Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. If the Board of Directors or Investment Adviser has a bona fide reason to believe any such market quotation does not reflect the fair value of an investment, it may independently value such investment in accordance with valuation procedures for investments for which market quotations are not readily available.

With respect to investments for which market quotations are not readily available, or for which market quotations are deemed not reflective of the fair value, the valuation procedures adopted by the Board of Directors contemplate a multi-step valuation process each quarter, as described below:

(1)	The quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Investment Adviser responsible for the portfolio investment;

(2)	The Board of Directors also engages independent valuation firms (the “Independent Valuation Advisors”) to provide independent valuations of the investments for which market quotations are not readily available, or are readily available but deemed not reflective of the fair value of an investment. The Independent Valuation Advisors independently value such investments using quantitative and qualitative information provided by the investment professionals of the Investment Adviser as well as any market quotations obtained from independent pricing services, brokers, dealers or market dealers. The Independent Valuation Advisors also provide analyses to support their valuation methodology and calculations. The Independent Valuation Advisors provide an opinion on a final range of values on such investments to the Board of Directors or the Audit Committee. The Independent Valuation Advisors define fair value in accordance with ASC 820 and utilize valuation techniques including the market approach, the income approach or both. A portion of the portfolio is reviewed on a quarterly basis, and all investments in the portfolio for which market quotations are not readily available, or are readily available, but deemed not reflective of the fair value of an investment, are reviewed at least annually by an Independent Valuation Advisor;

(3)	The Independent Valuation Advisors’ preliminary valuations are reviewed by the Investment Adviser and the Valuation Oversight Group (“VOG”), a team that is part of the Controllers Department within the Finance Division of Goldman Sachs. The Independent Valuation Advisors’ valuation ranges are compared to the Investment Adviser’s valuations to ensure the Investment Adviser’s valuations are reasonable. VOG presents the valuations to the Private Investment Sub-Committee of the Investment Management Division Valuation Committee, which is comprised of representatives from GSAM who are independent of the investment decision making process;

(4)	The Investment Management Division Valuation Committee ratifies fair valuations and makes recommendations to the Audit Committee of the Board of Directors;

(5)	The Audit Committee of the Board of Directors reviews valuation information provided by the Investment Management Division Valuation Committee, the Investment Adviser and the Independent Valuation Advisors. The Audit Committee then assesses such valuation recommendations; and

(6)	The Board of Directors discusses the valuations and, within the meaning of the Investment Company Act, determines the fair value of the investments in good faith, based on the inputs of the Investment Adviser, the Independent Valuation Advisors and the Audit Committee.

Money Market Funds

Investments in money market funds are valued at amortized cost, which approximates fair value. See Note 3 “Significant Agreements and Related Parties”.

Cash

Cash consists of deposits held at a custodian bank. As of December 31, 2016 and 2015, the Company held $4,565 and $22,710, respectively, in cash.

Foreign Currency Translation

Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates effective on the date of valuation; and (ii) purchases and sales of investments and income and expense items denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates prevailing on the transaction dates.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included within the net realized and unrealized gains or losses on investment transactions.

Income Taxes

The Company recognizes tax positions in its consolidated financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. The Company reports any interest expense related to income tax matters in income tax expense, and any income tax penalties under expenses in the Consolidated Statements of Operations.

The Company’s tax positions have been reviewed based on applicable statutes of limitation for tax assessments, which may vary by jurisdiction, and based on such review, the Company has concluded that no additional provision for income tax is required in the Company’s consolidated financial statements. The Company is subject to potential examination by certain taxing authorities in various jurisdictions. The Company’s tax positions are subject to ongoing interpretation of laws and regulations by taxing authorities.

Effective April 1, 2013, the Company converted from an SMLLC into a corporation for U.S. tax purposes and elected to be treated as a RIC commencing with its taxable year ended December 31, 2013. So long as the Company maintains its status as a RIC, it will generally not be subject to corporate-level U.S. federal income tax on any ordinary income or capital gains that it distributes at least annually to its stockholders as dividends. As a result, any U.S. federal income tax liability related to income earned and distributed by the Company represents obligations of the Company’s stockholders and will not be reflected in the consolidated financial statements of the Company. The Company’s conversion from an SMLLC to a RIC was considered a taxable event.

To maintain its status as a RIC, the Company must meet specified source-of-income and asset diversification requirements and timely distribute to its stockholders for each taxable year at least 90% of its investment company taxable income (generally, its net ordinary income plus the excess of its realized net short-term capital gains over realized net long-term capital losses, determined without regard to the dividends paid deduction). In order for the Company not to be subject to U.S. federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (iii) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. The Company, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay a 4% nondeductible U.S. federal excise tax on this income. If the Company chooses to do so, this generally would increase expenses and reduce the amount available to be distributed to stockholders. The Company will accrue excise tax on estimated undistributed taxable income as required. For the years ended December 31, 2016, 2015 and 2014, the Company accrued excise tax of $1,037, $518 and $119, respectively. As of December 31, 2016, $ 1,031 of accrued excise taxes remained payable.

Distributions

Distributions from net investment income and net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined in accordance with GAAP. The Company may pay distributions in excess of its taxable net investment income. This excess would be a tax-free return of capital in the period and reduce the stockholder’s tax basis in its shares. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent they are charged or credited to paid-in capital in excess of par, accumulated undistributed net investment income or accumulated net realized gain (loss), as appropriate, in the period that the differences arise. Temporary and permanent differences are primarily attributable to differences in the tax treatment of certain loans and the tax characterization of income and non-deductible expenses. These differences are generally determined in conjunction with the preparation of the Company’s annual RIC tax return. Distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a distribution is determined by the Board of Directors each quarter and is generally based upon the earnings estimated by the Investment Adviser. The Company may pay distributions to its stockholders in a year in excess of its net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The Company intends to timely distribute to its stockholders substantially all of its annual taxable income for each year, except that the Company may retain certain net capital gains for reinvestment and, depending upon the level of the Company’s taxable income earned in a year, the Company may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. The specific tax characteristics of the Company’s distributions will be reported to stockholders after the end of the calendar year. All distributions will be subject to available funds, and no assurance can be given that the Company will be able to declare such distributions in future periods.

The Company has adopted a dividend reinvestment plan that provides for reinvestment of all cash distributions declared by the Board of Directors unless a stockholder elects to “opt out” of the plan. As a result, if the Board of Directors declares a cash distribution, then the stockholders who have not “opted out” of the dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of common stock, rather than receiving the cash distribution. Stockholders who receive distributions in the form of shares of common stock will generally be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions and, for this purpose, stockholders receiving distributions in the form of stock will generally be treated as receiving distributions equal to the fair market value of the stock received through the plan; however, since their cash distributions will be reinvested, those stockholders will not receive cash with which to pay any applicable taxes. Due to regulatory considerations, Group Inc. has opted out of the dividend reinvestment plan, and Goldman, Sachs & Co. has opted out of the dividend reinvestment plan in respect of shares of the Company’s common stock acquired through its 10b5-1 plan. See Note 3 “Significant Agreements and Related Parties”.

Deferred Financing and Debt Issuance Costs

Deferred financing and debt issuance costs consist of fees and expenses paid in connection with the closing of the Revolving Credit Facility and debt offering of convertible notes (“Convertible Notes”). These costs are amortized using the straight-line method over the respective term of the Revolving Credit Facility and Convertible Notes. Deferred financing costs related to the Revolving Credit Facility are presented separately as an asset on the Company’s Consolidated Statements of Assets and Liabilities. Deferred debt issuance costs related to the Convertible Notes are presented net against the outstanding debt balance on the Consolidated Statements of Assets and Liabilities.

Deferred Offering Costs

The Company records expenses related to registration statement filings and applicable offering costs as deferred offering costs. To the extent such expenses relate to equity offerings, these expenses are charged as a reduction of capital upon each such offering.

New Accounting Pronouncements

In April 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 requires that debt issuance costs be presented as a direct deduction from the carrying amount of the related debt liability, consistent with the presentation of debt discounts. Upon adoption, the standard requires prior period financial statements to be retrospectively adjusted.

Prior to the issuance of ASU 2015-03, debt issuance costs were required to be presented as deferred assets, separate from the related debt liability. ASU 2015-03 does not change the recognition and measurement requirements for debt issuance costs. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. The Company has adopted this standard effective January 1, 2016.

3. SIGNIFICANT AGREEMENTS AND RELATED PARTIES

Investment Management Agreement

The Company has entered into an investment management agreement (as amended and restated as of January 1, 2015, the “Investment Management Agreement”) with the Investment Adviser, pursuant to which the Investment Adviser manages the Company’s investment program and related activities.

Management Fee

The Company pays the Investment Adviser a management fee (the “Management Fee”), accrued and payable quarterly in arrears. The Management Fee is calculated at an annual rate of 1.50% (0.375% per quarter) of the average value of the Company’s gross assets (excluding cash or cash equivalents (such as investments in money market funds), but including assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters (and, in the case of our first quarter, our gross assets as of such quarter-end). The Management Fee for any partial quarter will be appropriately prorated.

For the years ended December 31, 2016, 2015 and 2014, Management Fees charged amounted to $17,012, $15,436 and $10,069, respectively. As of December 31, 2016, $4,406 remained payable.

Incentive Fee

The incentive fee (the “Incentive Fee”) consists of two components that are determined independent of each other, with the result that one component may be payable even if the other is not. Effective as of January 1, 2015, the Incentive Fee is calculated as follows:

A portion of the Incentive Fee is based on income and a portion is based on capital gains, each as described below. The Investment Adviser is entitled to receive the Incentive Fee based on income if Ordinary Income (as defined below) exceeds a quarterly “hurdle rate” of 1.75%. For this purpose, the hurdle is computed by reference to the Company’s net asset value (“NAV”) and does not take into account changes in the market price of the Company’s common stock.

Beginning with the calendar quarter that commenced on January 1, 2015, the Incentive Fee based on income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to the Company’s aggregate net investment income, as adjusted as described below, from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2015) (such period the “Trailing Twelve Quarters”). The Incentive Fee based on capital gains is determined and paid annually in arrears at the end of each calendar year by reference to an “Annual Period,” which means the period beginning on January 1 of each calendar year and ending on December 31 of such calendar year or, in the case of the first and last year, the appropriate portion thereof.

The hurdle amount for the Incentive Fee based on income is determined on a quarterly basis and is equal to 1.75% multiplied by the Company’s NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments for subscriptions (which includes all of the Company’s issuances of shares of its common stock, including issuances pursuant to its dividend reinvestment plan) and distributions that occurred during the relevant Trailing Twelve Quarters. The Incentive Fee for any partial period will be appropriately prorated.

i. Quarterly Incentive Fee Based on Income

For the portion of the Incentive Fee based on income, the Company pays the Investment Adviser a quarterly Incentive Fee based on the amount by which (A) aggregate net investment income (“Ordinary Income”) in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount”. Ordinary Income is net of all fees and expenses, including the Management Fee but excluding any Incentive Fee.

The Incentive Fee based on income for each quarter is determined as follows:

•	No Incentive Fee based on income is payable to the Investment Adviser for any calendar quarter for which there is no Excess Income Amount;

•	100% of the Ordinary Income, if any, that exceeds the hurdle amount, but is less than or equal to an amount, referred to as the “Catch-up Amount,” determined as the sum of 2.1875% multiplied by the Company’s NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters is included in the calculation of the Incentive Fee based on income; and

•	20% of the Ordinary Income that exceeds the Catch-up Amount is included in the calculation of the Incentive Fee based on income.

The amount of the Incentive Fee based on income that is paid to the Investment Adviser for a particular quarter equals the excess of the Incentive Fee so calculated minus the aggregate Incentive Fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters but not in excess of the Incentive Fee Cap (as described below).

The Incentive Fee based on income that is paid to the Investment Adviser for a particular quarter is subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap for any quarter is an amount equal to (a) 20% of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate Incentive Fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

“Cumulative Net Return” means (x) the Ordinary Income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss, if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company pays no Incentive Fee based on income to the Investment Adviser for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the Incentive Fee based on income that is payable to the Investment Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company pays an Incentive Fee based on income to the Investment Adviser equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the Incentive Fee based on income that is payable to the Investment Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company pays an Incentive Fee based on income to the Investment Adviser equal to the Incentive Fee calculated as described above for such quarter without regard to the Incentive Fee Cap.

“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

ii. Annual Incentive Fee Based on Capital Gains.

The portion of the Incentive Fee based on capital gains is calculated on an annual basis. For each Annual Period, the Company pays the Investment Adviser an amount equal to (A) 20% of the difference, if positive, of the sum of the Company’s aggregate realized capital gains, if any, computed net of the Company’s aggregate realized capital losses, if any, and the Company’s aggregate unrealized capital depreciation, in each case from April 1, 2013 until the end of such Annual Period minus (B) the cumulative amount of Incentive Fees based on capital gains previously paid to the Investment Adviser from April 1, 2013. For the avoidance of doubt, unrealized capital appreciation is excluded from the calculation in clause (A) above.

The Company accrues, but does not pay, a portion of the Incentive Fee based on capital gains with respect to net unrealized appreciation. Under GAAP, the Company is required to accrue an Incentive Fee based on capital gains that includes net realized capital gains and losses and net unrealized capital appreciation and depreciation on investments held at the end of each period. In calculating the accrual for the Incentive Fee based on capital gains, the Company considers the cumulative aggregate unrealized capital appreciation in the calculation, since an Incentive Fee based on capital gains would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee payable under the Investment Management Agreement. This accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital appreciation or depreciation. If such amount is positive at the end of a period, then the Company records a capital gains incentive fee equal to 20% of such amount, minus the aggregate amount of actual Incentive Fees based on capital gains paid in all prior periods. If such amount is negative, then there is no accrual for such period. There can be no assurance that such unrealized capital appreciation will be realized in the future.

For the years ended December 31, 2016 and 2015, the Company incurred Incentive Fees based on income of $10,422 and $11,786, respectively. As of December 31, 2016, $1,474 remained payable. For the years ended December 31, 2016 and 2015, the Company did not accrue any Incentive Fees based on capital gains.

Between April 1, 2013 and January 1, 2015, the Incentive Fee was calculated in two parts as follows:

Quarterly Incentive Fees Based on Income. The Company accrued monthly and paid the Investment Adviser a quarterly Incentive Fee based on the amount by which (A) aggregate net investment income in respect of the relevant trailing four quarters (“Ordinary Income”) less the amount of any net realized and unrealized capital loss (“Adjusted Ordinary Income”) exceeded (B) the quarterly hurdle of 1.75% (7% annualized) of the Company’s NAV at the beginning of the trailing four quarters after making appropriate adjustments for subscriptions and distributions (“Adjusted NAV”). The trailing four quarter period was the Company’s current quarter and the three preceding quarters or the appropriate portion in the Company’s first and last year. The amount of the excess of (A) over (B) was referred to as the “Excess Income Amount”. Net investment income was net of all fees and expenses, including the Management Fee, but excluding any Incentive Fee expense.

The Incentive Fee for a quarter equaled 100% of the trailing four quarters’ Excess Income Amount until the Company’s Adjusted Ordinary Income exceeded an annualized hurdle rate of 8.75% of the Company’s Adjusted NAV. Thereafter, the Incentive Fee for the quarter equaled 20% of the trailing four quarters’ remaining Excess Income Amount. The Incentive Fee paid to the Investment Adviser for a quarter equaled the excess of the calculated Incentive Fee less the cumulative amount of such Incentive Fees paid in the preceding three quarters.

Annual Incentive Fees Based on Capital Gains. Annually, the Company paid the Investment Adviser an Incentive Fee equal to (A) 20% of net realized capital gains and unrealized capital depreciation, from April 1, 2013 until the end of the year less (B) the cumulative amount of such Incentive Fees paid to the Investment Adviser from April 1, 2013.

The Incentive Fee for each annual period was limited to the amount by which the Ordinary Income (reduced by the Incentive Fee based on income for the period) plus/minus net capital gain/loss for the period exceeded the annual hurdle of 7%.

Unrealized capital appreciation was excluded from the calculation in (A) above; however, the Company, in accordance with GAAP, accrued, but did not pay, that part of the Incentive Fee relating to unrealized capital appreciation. There can be no assurance that such unrealized capital appreciation will be realized in the future.

For the year ended December 31, 2014, the Company incurred Incentive Fees based on income of $1,495. For the year ended December 31, 2014, the Company did not accrue any Incentive Fees based on capital gains.

Administration and Custodian Fees

The Company has entered into an administration agreement with State Street Bank and Trust Company (the “Administrator”) under which the Administrator provides various accounting and administrative services to the Company. The Company pays the Administrator fees for its services as it determines to be commercially reasonable in its sole discretion. The Company also reimburses the Administrator for all reasonable expenses. To the extent that the Administrator outsources any of its functions, the Administrator pays any compensation associated with such functions. The Administrator also serves as the Company’s custodian (the “Custodian”).

For the years ended December 31, 2016, 2015 and 2014, the Company incurred expenses for services provided by the Administrator and the Custodian of $842, $882 and $734, respectively. As of December 31, 2016, $144 remained payable.

Transfer Agent Fees

Effective May 2, 2016, the Company entered into a transfer agency and services agreement pursuant to which Computershare Trust Company, N.A. serves as the Company’s transfer agent (the “Transfer Agent”), dividend agent and registrar. From the IPO to May 1, 2016, State Street Bank and Trust Company served as the Transfer Agent and dividend agent. Prior to the IPO, Goldman, Sachs & Co. was the Transfer Agent. For the years ended December 31, 2016, 2015 and 2014, the Company incurred expenses for services provided by the Transfer Agent of $23, $92 and $122. As of December 31, 2016, $1 remained payable.

Reimbursement from Investment Adviser

The Investment Adviser has reimbursed the Company for organization and private placement offering costs in excess of $1,250. For the year ended December 31, 2016 and 2015, the Company did not incur any organization or private placement offering costs. For the year ended December 31, 2014, the Company incurred and was reimbursed for $10 of private placement offering costs.

In connection with the IPO, the Investment Adviser paid 70%, or approximately $5,040, of the sales load. In addition, in April 2015, the Investment Adviser paid 70%, or approximately $756, of the sales load related to the exercise of the underwriters’ over-allotment option.

10b5-1 Plan

Goldman, Sachs & Co. adopted a 10b5-1 plan (the “GS 10b5-1 Plan”) in accordance with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provided for the purchase by Goldman, Sachs & Co. in the open market up to the lesser of (i) $25,000 in the aggregate of the Company’s common stock and (ii) such amount that would not bring its collective ownership (with Group Inc.) of the Company’s common stock over 19.9%. The GS 10b5-1 Plan expired on March 18, 2016. The GS 10b5-1 Plan required Goldman, Sachs & Co. to purchase shares of the Company’s common stock when the market price per share was below the Company’s most recently reported NAV per share (including any updates, corrections or adjustments publicly announced by the Company to any previously announced NAV per share). The purchase of shares by Goldman, Sachs & Co. pursuant to the GS 10b5-1 Plan was intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Exchange Act, and was otherwise subject to applicable law, including Regulation M. Under the GS 10b5-1 Plan, Goldman, Sachs & Co. increased the volume of purchases made anytime the market price per share of the Company’s common stock declined below the most recently reported NAV per share, subject to volume restrictions. Purchases of the Company’s common stock by Goldman, Sachs & Co.

under the GS 10b5-1 Plan may have resulted in the price of the Company’s common stock being higher than the price that otherwise might have existed in the open market. For the period January 1, 2016 through March 18, 2016, Goldman, Sachs & Co. purchased 432,638 shares of the Company’s common stock pursuant to the GS 10b5-1 Plan. For the year ended December 31, 2015, Goldman, Sachs & Co. purchased 219,716 shares of Company’s common stock pursuant to the 10b5-1 Plan.

Common Stock Repurchase Plans

In February 2015, the Company’s Board of Directors approved a common stock repurchase plan (the “Company Repurchase Plan”), which authorized the Company’s purchase of up to $35,000 of its common stock in the open market during open trading periods. No repurchases were made pursuant to the Company Repurchase Plan which expired on March 18, 2016.

In February 2016, the Company’s Board of Directors authorized the Company to repurchase up to $25,000 of the Company’s common stock if the stock trades below the most recently announced NAV per share (including any updates, corrections or adjustments publicly announced by the Company to any previously announced NAV per share), from March 18, 2016 to March 18, 2017, subject to certain limitations. In connection with this authorization, the Company entered into a 10b5-1 plan (the “Company 10b5-1 Plan”). The Company 10b5-1 Plan provides that purchases will be conducted on the open market on a programmatic basis in accordance with Rules 10b5-1 and 10b-18 under the Exchange Act and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances. No purchases will be effected pursuant to the Company 10b5-1 Plan if such purchase would (i) cause the aggregate ownership of the Company’s outstanding common stock by Group Inc. and Goldman, Sachs & Co. to equal or exceed 25.0% (due to the reduction in outstanding shares of stock as a result of such purchase) or (ii) cause the Company’s debt/equity ratio to exceed 0.75. The Company 10b5-1 Plan took effect on March 18, 2016 (with any purchases to commence after the opening of NYSE trading on March 21, 2016) and expires on March 18, 2017.

The Company’s repurchase of its common stock under the Company 10b5-1 Plan or otherwise may result in the price of the Company’s common stock being higher than the price that otherwise might exist in the open market. For the year ended December 31, 2016, the Company did not repurchase any of its common stock pursuant to the Company 10b5-1 Plan or otherwise.

Affiliates

At December 31, 2016 and 2015, Group Inc. owned 17.85% and 16.67%, respectively, of the outstanding shares of the Company’s common stock.

The Company’s investments in affiliates for the year ended December 31, 2016, were as follows:

	Fair Value as of December 31, 2015	Gross Additions (4)	Gross Reductions (5)	Change in Unrealized Gains (Losses)	Fair Value as of December 31, 2016	Dividend and Interest Income	Other Income
Controlled Affiliates
Senior Credit Fund, LLC (1)	$44,897	$31,425	$—	$2,072	$78,394	$6,575	$2,212

Total Controlled Affiliates	$44,897	$31,425	$—	$2,072	$78,394	$6,575	$2,212

Non-Controlled Affiliates
Goldman Sachs Financial Square Government Fund (2)	$10,117	$381,895	$(392,011)	$—	$1	$37	$—
CB-HDT Holdings, Inc.	—	15,694	—	2,816	18,510	18	—
Kawa Solar Holdings Limited	—	15,931	—	(14)	15,917	851	—
Prairie Provident Resources, Inc. (3)	4,048	—	—	(1,870)	2,178	—	—
NTS Communications, Inc.	—	42,929	—	4,569	47,498	1,669	13

Total Non-Controlled Affiliates	$14,165	$456,449	$(392,011)	$5,501	$84,104	$2,575	$13

Total Affiliates	$59,062	$487,874	$(392,011)	$7,573	$162,498	$9,150	$2,225

(1)	Together with The Regents of the University of California (“Cal Regents”, and collectively with the Company, the “Members”), the Company co-invests through the Senior Credit Fund. Although the Company owns more than 25% of the voting securities of the Senior Credit Fund, the Company does not believe that it has control over the Senior Credit Fund (other than for purposes of the Investment Company Act). See Note 4 “Investments”.
(2)	Fund advised by an affiliate of Goldman Sachs.
(3)	Formerly known as Lone Pine Resources CDA, Ltd.
(4)	Gross additions may include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
(5)	Gross reductions may include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

The Company’s investments in affiliates for the year ended December 31, 2015 were as follows:

	Fair Value as of December 31, 2014	Gross Additions (3)	Gross Reductions (4)	Change in Unrealized Gains (Losses)	Fair Value as of December 31, 2015	Dividend Income	Other Income
Controlled Affiliates
Senior Credit Fund LLC (1)	$24,627	$21,167	$—	$(897)	$44,897	$3,992	$681

Total Controlled Affiliates	$24,627	$21,167	$—	$(897)	$44,897	$3,992	$681

Non-Controlled Affiliates
Goldman Sachs Financial Square Government Fund (2)	$29,568	$397,861	$(417,312)	$—	$10,117	$3	$—
Lone Pine Resources CDA, Ltd. (Preferred Stock)	5,946	—	—	(1,898)	4,048	—	—
Lone Pine Resources CDA, Ltd. (Common Stock)	632	—	—	(632)	—	—	—

Total Non-Controlled Affiliates	$36,146	$397,861	$(417,312)	$(2,530)	$14,165	$3	$—

Total Affiliates	$60,773	$419,028	$(417,312)	$(3,427)	$59,062	$3,995	$681

(1)	Together with Cal Regents, the Company co-invests through the Senior Credit Fund. Although the Company owns more than 25% of the voting securities of the Senior Credit Fund, the Company does not believe that it has control over the Senior Credit Fund (other than for purposes of the Investment Company Act). See Note 4 “Investments”.
(2)	Fund advised by an affiliate of Goldman Sachs.
(3)	Gross additions may include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
(4)	Gross reductions may include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

4. INVESTMENTS

As of the dates indicated, the Company’s investments (excluding an investment in a money market fund managed by an affiliate of Group Inc. of $1 and $10,117, respectively) consisted of the following:

	December 31, 2016		December 31, 2015
Investment Type	Cost	Fair Value	Cost	Fair Value
1st Lien/Senior Secured Debt	$436,896	$421,026	$425,536	$420,098
1st Lien/Last-Out Unitranche	329,455	310,254	308,108	305,727
2nd Lien/Senior Secured Debt	352,696	336,178	312,831	285,470
Unsecured Debt	3,115	3,115	—	—
Preferred Stock	11,123	11,833	25,615	24,872
Common Stock	11,633	6,490	4,446	—
Investment Funds & Vehicles (1)	77,592	78,394	46,167	44,897

Total Investments	$1,222,510	$1,167,290	$1,122,703	$1,081,064

(1)	Includes equity investments in the Senior Credit Fund.

As of the dates indicated, the industry composition of the Company’s portfolio at fair value was as follows:

Industry	December 31, 2016	December 31, 2015
Software	9.8%	3.2%
Internet Software & Services	8.3	9.1
Diversified Telecommunication Services	8.0	6.4
Investment Funds & Vehicles	6.7	4.2
Building Products	6.4	3.1
Health Care Technology	6.0	6.5
Distributors	5.1	—
Real Estate Management & Development	4.9	7.8
Professional Services	4.8	6.3
Electronic Equipment, Instruments & Components	4.8	6.1
Health Care Equipment & Supplies	4.7	2.9
Air Freight & Logistics	3.8	4.1
Media	3.7	4.2
Health Care Providers & Services	3.2	3.7
Machinery	3.1	3.4
Aerospace & Defense	3.1	4.1
Specialty Retail	2.6	2.8
Household Products	2.5	2.5
Commercial Services & Supplies	1.7	3.2
Auto Components	1.7	1.8
Construction & Engineering	1.4	1.4
Computers & Peripherals	1.0	1.2
Food Products	1.0	0.8
Leisure Equipment & Products	0.9	3.5
Energy Equipment & Services	0.6	1.5
Oil, Gas & Consumable Fuels	0.2	2.5
Diversified Financial Services	—	1.8
Marine	—	1.9

Total	100.0%	100.0%

As of the dates indicated, the geographic composition of the Company’s portfolio at fair value was as follows:

Geographic	December 31, 2016	December 31, 2015
United States	98.5%	98.2%
Germany	1.3	1.4
Canada	0.2	0.4

Total	100.0%	100.0%

Senior Credit Fund, LLC

The Senior Credit Fund, an unconsolidated Delaware limited liability company, was formed on May 7, 2014 and commenced operations on October 1, 2014. The Company co-invests with Cal Regents through the Senior Credit Fund. The Senior Credit Fund’s principal purpose is to make investments, either directly or indirectly through its wholly owned subsidiary, Senior Credit Fund SPV I, LLC (“SPV I”), primarily in senior secured loans to middle-market companies. Each of the Company and Cal Regents has a 50% economic ownership in the Senior Credit Fund and each has subscribed to fund $100,000. Except under certain circumstances, contributions to the Senior Credit Fund cannot be redeemed. The Senior Credit Fund is managed by a six member board of managers, on which the Company and Cal Regents have equal representation. Investment decisions generally must be unanimously approved by a quorum of the board of managers.

The Senior Credit Fund had entered into a revolving credit facility (the “Subscription Facility”) with Versailles Assets LLC, as lender, and Natixis, New York Branch (“Natixis”), as the facility agent. The Subscription Facility provided for borrowings in an aggregate amount up to $50,000 on a committed basis. The Senior Credit Fund’s obligations to Natixis and the lenders were secured by the unfunded subscriptions of the Company and Cal Regents, proceeds of such subscriptions and certain other assets. On September 30, 2016, the Senior Credit Fund paid in full all loans outstanding and the Subscription Facility was terminated. In connection thereof, the related documents governing the Subscription Facility were also terminated. As of December 31, 2016 and 2015, the Senior Credit Fund’s outstanding borrowings under the Subscription Facility were $0 and $45,700, respectively.

SPV I has entered into an amended and restated credit facility (as amended, the “Asset Based Facility”), which, as of December 19, 2016, consisted of a revolving credit facility (the “SPV I Revolving Credit Facility”), a term loan facility (the “SPV I Term Loan Facility”) and a Class B loan facility (the “SPV I Class B Facility”), with various lenders. For the Asset Based Facility, Natixis serves as the facility agent, and State Street Bank and Trust Company serves as the collateral agent. The Asset Based Facility includes a maximum borrowing capacity of $400,000. The SPV I Revolving Credit Facility provides for borrowings in an aggregate amount up to $97,500 on a committed basis as of December 31, 2016, and was subsequently increased to $120,000 in January 2017. As of December 31, 2016, the SPV I Term Loan Facility consisted of a $240,000 fully drawn term loan and the SPV I Class B Facility consisted of a $40,000 fully drawn Class B loan. As of December 31, 2016 and 2015, the SPV I’s outstanding borrowings under the Asset Based Facility were $303,250 and $139,850, respectively.

As of December 31, 2016 and 2015, the Company and Cal Regents had subscribed to fund and contributed the following to the Senior Credit Fund:.

	December 31, 2016		December 31, 2015
Member	Subscribed to fund	Contributed	Subscribed to fund	Contributed
Company	$100,000	$77,592	$100,000	$46,167
Cal Regents	100,000	77,592	100,000	46,167

Total	$200,000	$155,184	$200,000	$92,334

As of December 31, 2016 and 2015, the Senior Credit Fund had total investments in senior secured debt at fair value of $479,526 and $285,586, respectively. As of December 31, 2016 and 2015, the Senior Credit Fund had no investments on non-accrual status. As of December 31, 2016 and 2015, the Senior Credit Fund had an investment in a money market fund managed by an affiliate of Group Inc. with a total fair value of $1,942 and $21,830, respectively. In addition, as of December 31, 2016, the Senior Credit Fund had three unfunded commitments totaling $6,296 and no unfunded commitments as of December 31, 2015.

In October 2014, the Senior Credit Fund purchased seven investments at fair value, as prescribed under the valuation procedures in Note 2 “Significant Accounting Policies”, from the Company for an aggregate purchase price of approximately $97,640. In connection with the transaction, the Company recorded a realized gain of $2.

Below is a summary of the Senior Credit Fund’s portfolio, excluding an investment in a money market fund managed by an affiliate of Group Inc., followed by a listing of the individual loans in the Senior Credit Fund’s portfolio as of December 31, 2016 and 2015:

	As of
	December 31, 2016	December 31, 2015
Total senior secured debt (1)	$489,657	$291,512
Weighted average current interest rate on senior secured debt (2)	6.6%	6.3%
Number of borrowers in the Senior Credit Fund	37	22
Largest loan to a single borrower (1)	$24,618	$23,820

(1)	At par amount.
(2)	Computed as the (a) annual stated interest rate on accruing senior secured debt, divided by (b) total senior secured debt at par amount.

Senior Credit Fund Portfolio as of December 31, 2016
Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
1st Lien/Senior Secured Debt
Affordable Care Holding Corp. (+++)	Health Care Providers & Services	L + 4.75% (1.00% Floor)	10/22/2022	$4,950	$4,864	$4,950
Ansira Partners, Inc. (1)	Media	L + 6.50% (1.00% Floor)	12/20/2022	8,727	8,640	8,640
Ansira Partners, Inc. (1) (2)	Media	L + 6.50% (1.00% Floor)	12/20/2022	1,273	—	—
ASC Acquisition Holdings, LLC (+++) (3)	Distributors	L + 7.50% (1.00% Floor)	12/15/2021	11,250	11,138	11,137
ASC Acquisition Holdings, LLC (+++) (2) (3)	Distributors	L + 7.50% (1.00% Floor)	12/15/2021	3,750	—	—
ATX Networks Corp. (+++)	Communications Equipment	L + 6.00% (1.00% Floor)	06/11/2021	16,767	16,607	16,348
Badger Sportswear, Inc. (+++)	Textiles, Apparel & Luxury Goods	L + 4.50% (1.00% Floor)	09/11/2023	14,963	14,861	14,850
ConvergeOne Holdings Corporation (+++) (4)	Communications Equipment	L + 5.38% (1.00% Floor)	06/17/2020	17,401	17,261	17,314
Crowne Group, LLC (+++)	Auto Components	L + 9.25% (1.00% Floor)	05/26/2021	16,873	16,717	17,041
DBRS Limited (+++)	Capital Markets	L + 5.25% (1.00% Floor)	03/04/2022	11,790	11,697	10,729
DiscoverOrg, LLC (+) (3)	Software	L + 4.25% (1.00% Floor)	06/02/2020	7,147	7,121	7,075
Edgewood Partners Insurance Center (+)	Insurance	L + 6.00% (1.00% Floor)	03/16/2023	15,880	15,589	15,920
Explorer Holdings, Inc. (+++)	Health Care Technology	L + 5.00% (1.00% Floor)	05/02/2023	9,950	9,855	10,025
GK Holdings, Inc. (+++)	IT Services	L + 5.50% (1.00% Floor)	01/20/2021	17,640	17,555	17,464
HC Group Holdings III, Inc. (+++)	Health Care Providers & Services	L + 5.00% (1.00% Floor)	04/07/2022	8,888	8,852	8,510
Help/Systems, LLC (+++)	Software	L + 5.25% (1.00% Floor)	10/08/2021	17,955	17,407	17,910
Imagine! Print Solutions, Inc. (+++)	Commercial Services & Supplies	L + 6.00% (1.00% Floor)	03/30/2022	4,965	4,909	5,039
Jill Acquisition LLC (+++)	Textiles, Apparel & Luxury Goods	L + 5.00% (1.00% Floor)	05/08/2022	15,805	15,700	15,746
Lattice Semiconductor Corporation (+++)	Semiconductors & Semiconductor Equipment	L + 4.25% (1.00% Floor)	03/10/2021	11,986	11,803	11,956
Liquidnet Holdings, Inc. (+) (4)	Capital Markets	L + 6.75% (1.00% Floor)	05/22/2019	24,618	24,340	24,433
Loar Group, Inc. (++)	Aerospace & Defense	L + 4.75% (1.00% Floor)	01/12/2022	9,925	9,684	9,875
MB Aerospace Holdings Inc. (+++)	Aerospace & Defense	L + 5.50% (1.00% Floor)	12/15/2022	15,849	15,708	15,769
Mister Car Wash, Inc. (1)	Automobiles	L + 4.25% (1.00% Floor)	08/20/2021	6,650	6,600	6,658
Mister Car Wash, Inc. (1) (2)	Automobiles	L + 4.25% (1.00% Floor)	08/20/2021	1,333	—	12
Netsmart Technologies, Inc. (+++)	Health Care Technology	L + 4.50% (1.00% Floor)	04/19/2023	18,937	18,878	18,997
Oasis Outsourcing Holdings, Inc. (+)	Diversified Financial Services	L + 4.75% (1.00% Floor)	12/27/2021	3,979	3,970	3,989
PGX Holdings, Inc. (+++) (4)	Professional Services	L + 5.25% (1.00% Floor)	09/29/2020	13,578	13,510	13,552
Playcore Wisconsin, Inc. (+++)	Leisure Equipment & Products	L + 4.25% (1.00% Floor)	05/29/2020	18,000	17,820	17,820
Pomeroy Group LLC (++++)	IT Services	L + 6.00% (1.00% Floor)	11/30/2021	15,920	15,472	15,760
Precyse Acquisition Corp. (+)	Health Care Technology	L + 5.50% (1.00% Floor)	10/20/2022	7,469	7,369	7,553
Professional Physical Therapy (+++)	Health Care Providers & Services	L + 6.00% (1.00% Floor)	12/16/2022	10,500	10,395	10,395
RealD, Inc. (++)	Media	L + 7.50% (1.00% Floor)	03/22/2021	16,873	16,719	16,704
Research Now Group, Inc. (+++)	Professional Services	L + 4.50% (1.00% Floor)	03/18/2021	9,592	9,476	9,448
SciQuest, Inc. (++++)	Internet Software & Services	L + 4.75% (1.00% Floor)	07/28/2023	13,930	13,863	13,860
Smarte Carte, Inc. (+++)	Air Freight & Logistics	L + 5.50% (1.00% Floor)	08/30/2021	11,213	11,107	11,100
Tronair Parent Inc. (+++)	Air Freight & Logistics	L + 4.75% (1.00% Floor)	09/08/2023	13,860	13,762	13,721
U.S. Acute Care Solutions, LLC (1)	Health Care Providers & Services	L + 5.00% (1.00% Floor)	05/14/2021	13,000	12,870	12,870
Veresen Midstream Limited Partnership (+++)	Energy Equipment & Services	L + 4.25% (1.00% Floor)	03/31/2022	10,808	10,614	10,871
Zep Inc. (+++)	Chemicals	L + 4.00% (1.00% Floor)	06/27/2022	11,901	11,879	11,961

Total 1st Lien/Senior Secured Debt					454,612	456,002

Senior Credit Fund Portfolio as of December 31, 2016
Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value

1st Lien/First-Out Unitranche
Infogix, Inc. (+++)	Software	L + 4.75% (1.00% Floor)	12/31/2021	9,762	9,676	9,664

Total 1st Lien/First-Out Unitranche					9,676	9,664
2nd Lien/Senior Secured Debt
DiscoverOrg, LLC (+++) (3)	Software	L + 9.00% (1.00% Floor)	02/10/2022	$8,000	$7,858	$7,860
GK Holdings, Inc. (+++)	IT Services	L + 9.50% (1.00% Floor)	01/20/2022	6,000	5,904	6,000

Total 2nd Lien/Senior Secured Debt					13,762	13,860

Total Corporate Debt					478,050	479,526

	Yield	Shares	Cost	Fair Value
Investments in Affiliated Money Market Fund
Goldman Sachs Financial Square Government Fund	0.45% (5)	1,941,599	$1,942	$1,942

Total Investments in Affiliated Money Market Fund			1,942	1,942

TOTAL INVESTMENTS			$479,992	$481,468

(+)	The interest rate on these loans is subject to the greater of a LIBOR floor or 1 month LIBOR plus a base rate. The 1 month LIBOR as of December 31, 2016 was 0.77%.
(++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 2 month LIBOR plus a base rate. The 2 month LIBOR as of December 31, 2016 was 0.82%.
(+++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 3 month LIBOR plus a base rate. The 3 month LIBOR as of December 31, 2016 was 1.00%.
(++++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 12 month LIBOR plus a base rate. The 12 month LIBOR as of December 31, 2016 was 1.69%.
(1)	Position or portion thereof unsettled as of December 31, 2016.
(2)	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date, that may expire prior to the maturity date stated.
(3)	The Company also holds a portion of the 2nd lien/senior secured debt in this portfolio company.
(4)	Initial investment was purchased at fair value from the Company in October 2014.
(5)	The rate shown is the annualized seven-day yield as of December 31, 2016.
L	— LIBOR

Senior Credit Fund Portfolio as of December 31, 2015
Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
1st Lien/Senior Secured Debt
Affordable Care Holding Corp. (++)	Health Care Providers & Services	L + 4.75% (1.00% Floor)	10/22/2022	$5,000	$4,901	$4,900
Aperture Group, LLC (++) (1)	Diversified Financial Services	L + 6.25% (1.00% Floor)	08/29/2019	17,855	17,657	17,623
ATX Networks Corp. (++)	Communications Equipment	L + 6.00% (1.00% Floor)	06/12/2021	14,925	14,785	14,626
Cengage Learning Acquisitions, Inc. (+) (1)	Diversified Consumer Services	L + 6.00% (1.00% Floor)	03/31/2020	15,000	14,741	14,588
ConvergeOne Holdings Corporation (++) (2)	Communications Equipment	L + 5.00% (1.00% Floor)	06/17/2020	14,817	14,745	14,632
Crowne Group, LLC (++) (2)	Auto Components	L + 5.00% (1.00% Floor)	09/30/2020	14,813	14,695	14,294
DBRS Limited (++)	Capital Markets	L + 5.25% (1.00% Floor)	03/04/2022	11,910	11,802	11,821
DiscoverOrg, LLC (+)	Software	L + 4.50% (1.00% Floor)	06/02/2020	7,560	7,526	7,522
Epicor RSG US Inc. (++)	Internet Software & Services	L + 5.25% (0.75% Floor)	06/23/2022	14,925	14,784	14,776
eResearchTechnology, Inc. (++)	Health Care Technology	L + 4.50% (1.00% Floor)	05/08/2022	14,925	14,856	14,602
GK Holdings, Inc. (++)	IT Services	L + 5.50% (1.00% Floor)	01/20/2021	17,820	17,719	17,464
HC Group Holdings III, Inc. (++)	Health Care Providers & Services	L + 5.00% (1.00% Floor)	04/07/2022	8,978	8,936	8,910
Help/Systems, LLC (++)	Software	L + 5.25% (1.00% Floor)	10/08/2021	15,000	14,410	14,681
Jill Acquisition LLC(++)	Textiles, Apparel & Luxury Goods	L + 5.00% (1.00% Floor)	05/08/2022	14,963	14,893	14,588
Lattice Semiconductor Corporation (+++)	Semiconductors & Semiconductor Equipment	L + 4.25% (1.00% Floor)	03/10/2021	12,166	11,944	11,315

Senior Credit Fund Portfolio as of December 31, 2015
Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
Liquidnet Holdings, Inc. (++) (2)	Capital Markets	L + 6.75% (1.00% Floor)	05/22/2019	$22,481	$22,134	$21,694
MB Aerospace Holdings Inc. (1)	Aerospace & Defense	L + 5.50% (1.00% Floor)	12/15/2022	12,500	12,375	12,375
PGX Holdings, Inc. (+++) (2)	Professional Services	L + 4.75% (1.00% Floor)	09/29/2020	14,263	14,158	14,109
Research Now Group, Inc. (++)	Professional Services	L + 4.50% (1.00% Floor)	03/18/2021	4,963	4,940	4,888
SkinnyPop Popcorn LLC (++) (2)	Food Products	L + 4.50% (1.00% Floor)	07/17/2019	14,257	14,147	14,221
Veresen Midstream Limited Partnership (++)	Energy Equipment & Services	L + 4.25% (1.00% Floor)	03/31/2022	10,918	10,698	10,699
Zep Inc. (++)	Chemicals	L + 4.75% (1.00% Floor)	06/27/2022	5,473	5,447	5,438

Total 1st Lien/Senior Secured Debt					282,293	279,766

2nd Lien/Senior Secured Debt
GK Holdings, Inc. (++)	IT Services	L + 9.50% (1.00% Floor)	01/20/2022	6,000	5,891	5,820

Total 2nd Lien/Senior Secured Debt					5,891	5,820

Total Corporate Debt					288,184	285,586

	Yield	Shares	Cost	Fair Value
Investments in Affiliated Money Market Fund
Goldman Sachs Financial Square Government Fund	0.19%(3)	21,829,831	$21,830	$21,830

Total Investments in Affiliated Money Market Fund			21,830	21,830

TOTAL INVESTMENTS			$310,014	$307,416

(+)	The interest rate on these loans is subject to a base rate plus 1 month LIBOR, which as of December 31, 2015 was 0.43%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1 month LIBOR rate at December 31, 2015, the prevailing rate in effect as of December 31, 2015 was the base rate plus the LIBOR floor.
(++)	The interest rate on these loans is subject to a base rate plus 3 month LIBOR, which as of December 31, 2015 was 0.61%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3 month LIBOR rate at December 31, 2015, the prevailing rate in effect as of December 31, 2015 was the base rate plus the LIBOR floor.
(+++)	The interest rate on these loans is subject to a base rate plus 6 month LIBOR, which as of December 31, 2015 was 0.85%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 6 month LIBOR rate at December 31, 2015, the prevailing rate in effect as of December 31, 2015 was the base rate plus the LIBOR floor.
(1)	Position or portion thereof unsettled as of December 31, 2015.
(2)	Initial investment was purchased at fair value from the Company in October 2014.
(3)	The rate shown is the annualized seven-day yield as of December 31, 2015.

L — LIBOR

Below is selected balance sheet information for the Senior Credit Fund as of December 31, 2016 and December 31, 2015:

	As of December 31, 2016	As of December 31, 2015
Selected Balance Sheet Information
Total investments, at fair value	$481,468	$307,416
Cash and other assets	10,930	7,579

Total assets	$492,398	$314,995

Debt (1)	$300,574	$184,983
Other liabilities	35,036	40,218

Total liabilities	$335,610	$225,201

Members’ equity	156,788	89,794

Total liabilities and members’ equity	$492,398	$314,995

(1)	Net of deferred financing costs for the SPV I Term Loan Facility which were in the amount of $2,676 and $567 as of December 31, 2016 and December 31, 2015, respectively.

Below is selected statements of operations information for the Senior Credit Fund for the years ended December 31, 2016, 2015 and for the period October 1, 2014 (commencement of operations) through December 31, 2014:

	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the period October 1, 2014 (commencement of operations) through Year Ended December 31, 2014
Selected Statements of Operations Information:
Total investment income	$25,534	$14,684	$1,698

Expenses
Interest and other debt expense	9,101	5,283	571
Excess loan origination and structuring fees	2,312	746	—
Organization expense	—	—	230
Professional fees	430	319	200
Administration and custodian fees	347	299	67
Other expenses	103	44	28

Total expenses	12,293	6,691	1,096

Total net income	13,241	7,993	602
Net realized gain(loss) on investments	(21)	50	—
Net change in unrealized appreciation (depreciation) on investments	4,074	(1,869)	(729)

Net increase (decrease) in members’ equity	$17,294	$6,174	$(127)

Loan Origination and Structuring Fees

If the loan origination and structuring fees earned by the Senior Credit Fund (including directly or indirectly through SPV I or another vehicle) during a period exceed the Senior Credit Fund’s expenses (excluding interest and other debt expenses), such excess is paid as a fee to the Member(s) responsible for the origination of the loans pro rata in accordance with the total loan origination and structuring fees earned by the Senior Credit Fund with respect to the loans originated by such Member. The loan origination and structuring fee is accrued quarterly and included in other income from controlled affiliated investments on the Consolidated Statements of Operations and paid annually. For the years ended December 31, 2016 and 2015, the Company accrued income based on loan origination and structuring fees of $2,212 and $681, respectively. There was no such income for the year ended December 31, 2014.

5. FAIR VALUE MEASUREMENT

The fair value of a financial instrument is the amount that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

Basis of Fair Value Measurement

Level 1—Inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 include unrestricted securities, including equities and derivatives, listed in active markets.

Level 2—Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The types of financial instruments in this category include less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities and certain over-the-counter derivatives where the fair value is based on observable inputs.

Level 3—Inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately held entities and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Note 2 “Significant Accounting Policies” should be read in conjunction with the information outlined below.

The table below presents the valuation techniques and the nature of significant inputs generally used in determining the fair value of Level 2 Instruments.

Level 2 Instruments	Valuation Techniques and Significant Inputs
Equity and Fixed Income

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency include commercial paper, most government agency obligations, most corporate debt securities, certain mortgage-backed securities, certain bank loans, less liquid publicly listed equities, certain state and municipal obligations, certain money market instruments and certain loan commitments.

Valuations of Level 2 Equity and Fixed Income instruments can be verified to quoted prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g. indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

The table below presents the valuation techniques and the nature of significant inputs generally used in determining the fair value of Level 3 Instruments.

Level 3 Instruments	Valuation Techniques and Significant Inputs
Bank Loans, Corporate Debt, and Other Debt Obligations	Valuations are generally based on discounted cash flow techniques, for which the significant inputs are the amount and timing of expected future cash flows, market yields and recovery assumptions. The significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to credit default swaps that reference the same underlying credit risk and to other debt instruments for the same issuer for which observable prices or broker quotes are available. Other valuation methodologies are used as appropriate including market comparables, transactions in similar instruments and recovery/liquidation analysis.

Equity

Recent third-party investments or pending transactions are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate and available:

•    Transactions in similar instruments;

•    Discounted cash flow techniques;

•    Third party appraisals; and

•    Industry multiples and public comparables.

Evidence includes recent or pending reorganizations (for example, merger proposals, tender offers and debt restructurings) and significant changes in financial metrics, including:

•    Current financial performance as compared to projected performance;

•    Capitalization rates and multiples; and

•    Market yields implied by transactions of similar or related assets.

The tables below present the ranges of significant unobservable inputs used to value the Company’s Level 3 assets and liabilities as of December 31, 2016 and 2015. These ranges represent the significant unobservable inputs that were used in the valuation of each type of instrument, but they do not represent a range of values for any one instrument. For example, the lowest yield in 1st Lien/Senior Secured is appropriate for valuing that specific debt investment, but may not be appropriate for valuing any other debt investments in this asset class. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Company’s Level 3 assets and liabilities.

Level 3 Instruments	Level 3 Assets as of December 31, 2016 (1)	Significant Unobservable Inputs by Valuation Techniques (2)	Range(3) of Significant Unobservable Inputs (Weighted Average (4)) as of December 31, 2016
Bank Loans, Corporate Debt, and Other Debt Obligations	1st Lien/Senior Secured Debt	Discounted cash flows:	9.1% - 20% (11.6%)
	$379,181	• Discount Rate

		Comparable multiples:	2.9x - 19.5x (5.0x)
• EV/EBITDA (5)

	1st Lien/Last-Out Unitranche	Discounted cash flows:	10.8% -15.6% (12.9%)
	$310,254	• Discount Rate

Comparable multiples:
		• EV/EBITDA (5)	7.7x - 13.2x (7.9x)

	2nd Lien/Senior Secured Debt	Discounted cash flows:	10.7% - 48.1% (12.6%)
	$214,643	• Discount Rate

		Comparable multiples:	6.5x - 9.1x (6.8x)
• EV/EBITDA (5)

Equity	Preferred Stock	Comparable multiples:	5.6x - 12.3x (6.3x)
	$11,083	• EV/EBITDA (5)

	Common Stock	Comparable multiples:	5.6x - 12.3x (6.3x)
	$4,312	• EV/EBITDA (5)

(1)	Included within Level 3 Assets of $977,713 is an amount of $58,240 in which the Investment Adviser did not develop the unobservable inputs (examples include single source broker quotations, third party pricing, and prior transactions).
(2)	The fair value of any one instrument may be determined using multiple valuation techniques. For example, market comparable and discounted cash flows may be used together to determine fair value. Therefore, the level 3 balance encompasses both of these techniques.
(3)	The range for an asset category consisting of a single investment represents the relevant market data considered in determining the fair value of the investment.
(4)	Weighted average for an asset category consisting of multiple investments is calculated by weighting the significant unobservable input by the relative fair value of the investment. Weighted average for an asset category consisting of a single investment represents the significant unobservable input used in the fair value of the investment.
(5)	Enterprise value of portfolio company as a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”).

Level 3 Instruments	Level 3 Assets as of December 31, 2015 (1)	Significant Unobservable Inputs by Valuation Techniques (2)	Range(3) of Significant Unobservable Inputs (Weighted Average (4)) as of December 31, 2015
Bank Loans, Corporate Debt, and Other Debt Obligations	1st Lien/Senior Secured Debt	Discounted cash flows:	8.4% - 13.5% (10.9%)
	$362,331	• Discount Rate

	1st Lien/Last-Out Unitranche	Discounted cash flows:	10.5% - 12.7% (11.8%)
	$305,727	• Discount Rate

	2nd Lien/Senior Secured Debt	Discounted cash flows:	2.1% - 14% (11.6%)
	$199,821	• Discount Rate

Equity	Preferred Stock	Discounted cash flows:	10% - 12% (11.8%)
	$24,872	• Discount Rate

Comparable multiples:
		• EV/EBITDA (5) • EV/Production (6)	3.8x - 7.1x (4.9x) $13 - $40 ($27)

(1)	Included within Level 3 Assets of $950,631 is an amount of $57,880 for which the Investment Adviser did not develop the unobservable inputs (examples include single source broker quotations, third party pricing, and prior transactions).
(2)	The fair value of any one instrument may be determined using multiple valuation techniques. For example, market comparable and discounted cash flows may be used together to determine fair value. Therefore, the Level 3 balance encompasses both of these techniques.
(3)	The range for an asset category consisting of a single investment represents the relevant market data considered in determining the fair value of the investment.
(4)	Weighted average for an asset category consisting of multiple investments is calculated by weighting the significant unobservable input by the relative fair value of the investments. Weighted average for an asset category consisting of a single investment represents the significant unobservable input used in the fair value of the investment.
(5)	Enterprise value of portfolio company as a multiple of EBITDA.
(6)	Enterprise value of portfolio company as a multiple of oil and gas production (barrels of oil equivalent per day).

As noted above, the income and market approaches were used in the determination of fair value of certain Level 3 assets as of December 31, 2016 and 2015. The significant unobservable inputs used in the income approach are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. An increase in the discount rate or market yield would result in a decrease in the fair value. Included in the consideration and selection of discount rates is risk of default, rating of the investment, call provisions and comparable company investments. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market multiples would result in an increase or decrease, respectively, in the fair value.

The following is a summary of the Company’s assets categorized within the fair value hierarchy as of December 31, 2016:

Assets	Level 1	Level 2	Level 3	Total
1st Lien/Senior Secured Debt	$—	$41,845	$379,181	$421,026
1st Lien/Last-Out Unitranche	—	—	310,254	310,254
2nd Lien/Senior Secured Debt	—	67,160	269,018	336,178
Unsecured Debt	—	—	3,115	3,115
Preferred Stock	—	—	11,833	11,833
Common Stock	—	2,178	4,312	6,490
Affiliated Money Market Fund	1	—	—	1

Subtotal	$1	$111,183	$977,713	$1,088,897

Investments measured at NAV (1)				78,394

Total assets				$1,167,291

(1)	Includes equity investments in the Senior Credit Fund.

The following is a summary of the Company’s assets categorized within the fair value hierarchy as of December 31, 2015:

Assets	Level 1	Level 2	Level 3	Total
1st Lien/Senior Secured Debt	$—	$57,767	$362,331	$420,098
1st Lien/Last-Out Unitranche	—	—	305,727	305,727
2nd Lien/Senior Secured Debt	—	27,769	257,701	285,470
Preferred Stock	—	—	24,872	24,872
Common Stock	—	—	—	—
Affiliated Money Market Fund	10,117	—	—	10,117

Subtotal	$10,117	$85,536	$950,631	$1,046,284

Investments measured at NAV (1)				44,897

Total assets				$1,091,181

(1)	Includes equity investments in the Senior Credit Fund.

The following is a reconciliation of Level 3 assets for the year ended December 31, 2016:

Level 3	Beginning Balance as of January 1, 2016	Purchases(1)	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)(2)	Sales and Settlements(1)	Net Amortization of Premium/ Discount	Transfers In	Transfers Out	Ending Balance as of December 31, 2016
1st Lien/Senior Secured Debt	$362,331	$99,543	$—	$(10,600)	$(89,834)	$1,978	$15,763	$—	$379,181
1st Lien/Last-Out Unitranche	305,727	54,814	123	(16,820)	(35,119)	1,529	—	—	310,254
2nd Lien/Senior Secured Debt	257,701	157,733	(22,117)	(11,560)	(97,513)	1,574	—	(16,800)	269,018
Unsecured Debt	—	3,115	—	—	—	—	—	—	3,115
Preferred Stock	24,872	11,548	—	1,453	(21,249)	—	—	(4,791)	11,833
Common Stock	—	2,395	—	6,363	—	—	—	(4,446)	4,312

Total assets	$950,631	$329,148	$(21,994)	$(31,164)	$(243,715)	$5,081	$15,763	$(26,037)	$977,713

(1)	Purchases may include securities received in corporate actions and PIK. Sales and Settlements may include securities delivered in corporate actions.

(2)	Change in unrealized appreciation (depreciation) relating to assets still held at December 31, 2016 totaled $(30,159) consisting of the following: 1st Lien/Senior Secured Debt $(10,600), 1st Lien/Last-Out Unitranche $(16,820), 2nd Lien/Senior Secured Debt $(10,555), Unsecured Debt $0, Preferred Stock $1,453, and Common Stock $6,363.

The following is a reconciliation of Level 3 assets for the year ended December 31, 2015:

Level 3	Beginning Balance as of January 1, 2015	Purchases(1)	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)(2)	Sales and Settlements(1)	Net Amortization of Premium/ Discount	Transfers In	Transfers Out	Ending Balance as of December 31, 2015
1st Lien/Senior Secured Debt	$176,931	$202,467	$(98)	$5,133	$(23,418)	$1,316	$—	$—	$362,331
1st Lien/Last-Out Unitranche	275,567	39,183	—	(1,630)	(8,602)	1,209	—	—	305,727
2nd Lien/Senior Secured Debt	304,541	47,923	31	(15,035)	(89,070)	1,698	27,323	(19,710)	257,701
Preferred Stock	26,358	411	—	(1,897)	—	—	—	—	24,872
Common Stock	632	—	—	(632)	—	—	—	—	—

Total assets	$784,029	$289,984	$(67)	$(14,061)	$(121,090)	$4,223	$27,323	$(19,710)	$950,631

(1)	Purchases may include securities received in corporate actions and PIK. Sales and Settlements may include securities delivered in corporate actions.
(2)	Change in unrealized appreciation (depreciation) relating to assets still held at December 31, 2015 totaled $(13,286) consisting of the following: 1st Lien/Senior Secured Debt $4,883, 1st Lien/Last-Out Unitranche $(1,630), 2nd Lien/Senior Secured Debt $(14,010), Preferred Stock $(1,897), and Common Stock $(632).

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. For the years ended December 31, 2016 and 2015 transfers from Level 2 to Level 3 were primarily due to decreased price transparency, while transfers from Level 3 to Level 2 were primarily due to increased price transparency.

Debt Not Carried at Fair Value

The fair value of the Company’s revolving credit facility (as amended, the “Revolving Credit Facility”), which would be categorized as Level 3 within the fair value hierarchy as of December 31, 2016 and 2015, approximates its carrying value. The fair value of the Company’s Convertible Notes, which would be categorized as Level 2 within the fair value hierarchy, as of December 31, 2016, was $116,006, based on broker quotes received by the Company.

6. DEBT

In accordance with the Investment Company Act, with certain exceptions, the Company is only allowed to borrow amounts such that its asset coverage ratio, as defined in the Investment Company Act, is at least 2 to 1 after such borrowing. As of December 31, 2016 and 2015, the Company’s asset coverage ratio based on aggregated borrowings outstanding was 2.32 to 1 and 2.64 to 1, respectively.

The Company’s outstanding debt as of December 31, 2016 and 2015 was as follows:

	As of
	Aggregate Borrowing Amount Committed		December 31, 2016			Aggregate Borrowing Amount Committed	December 31, 2015
			Outstanding Borrowing	Amount Available	Carrying Value		Outstanding Borrowing	Amount Available	Carrying Value
Revolving Credit Facility	$605,000	(1)	$387,750	$217,250	$387,750	$570,000	$419,000	$151,000	$419,000
Convertible Notes (2)	115,000		115,000	—	110,402	—	—	—	—

Total Debt	$720,000		$502,750	$217,250	$498,152	$570,000	$419,000	$151,000	$419,000

(1)	Provides, under certain circumstances, a total borrowing capacity of $1,000,000.
(2)	The carrying value of the Company’s Convertible Notes is presented net of unamortized debt issuance costs of $3,884 and OID net of accretion of $714.

The combined weighted average interest rates of the aggregate borrowings outstanding for the years ended December 31, 2016 and 2015 are 2.65% and 2.44%, respectively.

Revolving Credit Facility

On September 19, 2013, the Company entered into a Revolving Credit Facility with various lenders. SunTrust Bank serves as administrative agent and Bank of America N.A. serves as syndication agent under the Revolving Credit Facility.

On October 3, 2014, the Company amended and restated the Revolving Credit Facility to, among other things:

•	increase the aggregate borrowing amount of $340,000 to $485,000 on a committed basis;

•	increase the total borrowing capacity from a maximum of $500,000 to $900,000;

•	extend the maturity date from September 19, 2017 to October 3, 2019; and

•	reduce the applicable margin of borrowings with respect to (i) any loan bearing interest at a rate determined by reference to the alternate base rate from 1.50% to 1.25% and (ii) any loan bearing interest at a rate determined by reference to the adjusted LIBOR rate from 2.50% to 2.25%.

On January 16, 2015, the Company exercised the right under the accordion feature and increased the size of the Revolving Credit Facility to $535,000, on a committed basis.

On March 27, 2015, the Company exercised the right under the accordion feature and increased the size of the Revolving Credit Facility to $560,000, on a committed basis.

On November 3, 2015, the Company amended the Revolving Credit Facility to, among other things:

•	increase the aggregate borrowing amount to $570,000 on a committed basis;

•	increase the total borrowing capacity to a maximum of $1,000,000;

•	extend the final maturity date to November 4, 2020; and

•	reduce the applicable margin of borrowings with respect to (i) any loan bearing interest at a rate determined by reference to the alternate base rate from 1.25% to 0.75% or 1.00%, subject to borrowing base conditions and (ii) any loan bearing interest at a rate determined by reference to the adjusted LIBOR rate from 2.25% to 1.75% or 2.00%, subject to borrowing base conditions.

On December 16, 2016, the Company further amended the Revolving Credit Facility to, among other things:

•	increase aggregate borrowing amount to $605,000 on a committed basis; and

•	extend the final maturity date to December 16, 2021.

Borrowings under the Revolving Credit Facility, including amounts drawn in respect of letters of credit, bear interest (at the Company’s election) of either LIBOR plus an applicable margin or an applicable margin plus the higher of the Prime Rate, Federal Funds Rate plus 0.5% or overnight LIBOR plus 1.0%. Interest is payable quarterly in arrears. The Company pays a fee of 0.375% per annum on committed but undrawn amounts under the Revolving Credit Facility, payable quarterly in arrears. Any amounts borrowed under the Revolving Credit Facility will mature, and all accrued and unpaid interest will be due and payable, on December 16, 2021.

The Company’s obligations to the lenders under the Revolving Credit Facility are secured by a first priority security interest in substantially the Company’s entire portfolio of investments and cash. The Revolving Credit Facility contains certain covenants, including: (i) maintaining a minimum stockholder’s equity of $458,212, subject to increase pending certain equity sales, (ii) maintaining an asset coverage ratio of at least 2 to 1, (iii) maintaining a minimum liquidity test of at least 10% of the covered debt amount during any period when the adjusted covered debt balance is greater than 90% of the adjusted borrowing base, as defined in the Revolving Credit Facility, and (iv) complying with restrictions on industry concentrations in the Company’s investment portfolio. As of December 31, 2016, the Company was in compliance with these covenants.

Costs of $9,704 were incurred in connection with obtaining and amending the Revolving Credit Facility, which have been recorded as deferred financing costs on the Consolidated Statements of Assets and Liabilities and are being amortized over the life of the Revolving Credit Facility using the straight-line method.

The summary information of the Revolving Credit Facility for the years ended December 31, 2016, 2015 and 2014 is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Borrowing interest expense	$11,033	$8,743	$2,587
Facility fees	572	792	1,083
Amortization of financing costs	1,214	1,170	1,013

Total	$12,819	$10,705	$4,683

Weighted average interest rate	2.53%	2.44%	2.53%
Average outstanding balance	$436,161	$358,444	$102,285

Convertible Notes

On October 3, 2016, the Company closed an offering of $115,000 aggregate principal amount of unsecured Convertible Notes, which includes $15,000 aggregate principal amount issued pursuant to the initial purchasers’ exercise in full of an over-allotment option. The Convertible Notes bear interest at a rate of 4.50% per year, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2017. The Convertible Notes will mature on April 1, 2022, unless repurchased or converted in accordance with their terms prior to such date. In certain circumstances, the Convertible Notes will be convertible into cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock, based on an initial conversion rate of 40.8397 shares of the Company’s common stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $24.49 per share of common stock, subject to customary anti-dilution adjustments and the other terms of the indenture governing the Convertible Notes. The conversion price is approximately 10.0% above the $22.26 per share closing price of the Company’s common stock on September 27, 2016. The Company will not have the right to redeem the Convertible Notes prior to maturity. The sale of the Convertible Notes generated net proceeds of approximately $110,900. The Company used the net proceeds of the offering to pay down debt under the Revolving Credit Facility.

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding October 1, 2021 only under the following circumstances: (1) during any calendar quarter commencing after December 31, 2016, if the last reported sale price of the Company’s common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price (as defined below) per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock and the conversion rate on each such trading day; or (3) upon the occurrence of specified corporate events. On or after October 1, 2021, until the close of business on the scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the occurrence or nonoccurrence of any of the foregoing circumstances.

The Convertible Notes are accounted for in accordance with ASC Topic 470-20, “Debt with Conversion and Other Options.” Upon conversion of any of the Convertible Notes, the Company intends to pay the outstanding principal amount in cash and, to the extent that the conversion value exceeds the principal amount, has the option to pay the excess amount in cash or shares of the Company’s common stock (or a combination of cash and shares), subject to the requirements of the respective indenture. The Company has determined that the embedded conversion options in the Convertible Notes are not required to be separately accounted for as derivatives under ASC 815, “Derivatives and Hedging.” At the time of issuance the values of the debt and equity components of the Convertible Notes were approximately 99.4% and 0.6%, respectively.

The OID equal to the equity component of the Convertible Notes was recorded in “paid-in capital in excess of par” in the accompanying Consolidated Statements of Assets and Liabilities. The Company records interest expense comprised of both stated interest and amortization of the OID. At the time of issuance, the equity component of the Convertible Notes was $743. Additionally, the issuance costs associated with the Convertible Notes were allocated to the debt and equity components in proportion to the allocation of the values at the time of issuance and accounted for as debt issuance costs and equity issuance costs, respectively.

As of December 31, 2016, the components of the carrying value of the Convertible Notes were as follows:

December 31, 2016
Principal amount of debt	$115,000
OID, net of accretion	714
Unamortized debt issuance costs	3,884

Carrying value	$110,402

Stated interest rate	4.50%
Effective interest rate (stated interest rate plus accretion of OID)	4.60%

For the year ended December 31, 2016, the components of interest and other debt expenses related to the Convertible Notes were as follows:

Year Ended December 31, 2016
Borrowing interest expense	$1,265
Accretion of original issuance discount	30
Amortization of debt issuance costs	185

Total	$1,480

7. COMMITMENTS AND CONTINGENCIES

Commitments

The Company may enter into commitments to fund investments. As of December 31, 2016, the Company reasonably believed that its liquid assets would provide adequate financial resources to satisfy all of its unfunded commitments. The Company had the following unfunded commitments by investment types as of the dates indicated:

	December 31, 2016			December 31, 2015
	Commitment Expiration Date(1)	Unfunded Commitment(2)	Fair Value(3)	Commitment Expiration Date(1)	Unfunded Commitment(2)	Fair Value(3)
1st Lien/Senior Secured Debt
Legacy Buyer Corp.	10/24/2019	$800	$(28)	10/24/2019	$2,500	$(31)
Elemica, Inc.	07/07/2021	6,000	(135)	—	—	—

Total 1st Lien/Senior Secured Debt		6,800	(163)		2,500	(31)

1st Lien/Last-Out Unitranche
Associations, Inc.	—	—	—	12/22/2018	3,511	(61)

Total 1st Lien/Last-Out Unitranche		—	—		3,511	(61)

Total		$6,800	$(163)		$6,011	$(92)

(1)	Commitments are generally subject to borrowers meeting certain criteria such as compliance with covenants and certain operational metrics. These amounts may remain outstanding until the commitment period of an applicable loan expires, which may be shorter than its maturity.
(2)	Net of capitalized fees, expenses, and OIDs.
(3)	A negative fair value was reflected as investments, at fair value in the Consolidated Statements of Assets and Liabilities. The negative fair value is the result of the capitalized discount on the loan.

Contingencies

In the normal course of business, the Company enters into contracts that provide a variety of general indemnifications. Any exposure to the Company under these arrangements could involve future claims that may be made against the Company. Currently, no such claims exist or are expected to arise and, accordingly, the Company has not accrued any liability in connection with such indemnifications.

8. NET ASSETS

Equity Issuances

On March 23, 2015, the Company completed its IPO, issuing 6,000,000 shares at $20.00 per share. Net of offering and underwriting costs, the Company received cash proceeds of $114,568.

In April 2015, the Company issued a total of 900,000 shares of its common stock pursuant to the exercise of the underwriters’ over-allotment option in connection with the IPO. Net of underwriting costs, the Company received additional cash proceeds of $17,271.

There were no sales of the Company’s common stock during the years ended December 31, 2016 and 2014.

Distributions

The following table reflects the distributions declared on shares of the Company’s common stock during the year ended December 31, 2016:

Date Declared	Record Date	Payment Date	Amount Per Share
February 25, 2016	March 31, 2016	April 15, 2016	$0.45
May 3, 2016	June 30, 2016	July 15, 2016	$0.45
August 2, 2016	September 30, 2016	October 17, 2016	$0.45
November 1, 2016	December 31, 2016	January 17, 2017	$0.45

The following table reflects the distributions declared on shares of the Company’s common stock during the year ended December 31, 2015:

Date Declared	Record Date	Payment Date	Amount Per Share
February 25, 2015	March 31, 2015	April 30, 2015	$0.45
May 13, 2015	June 30, 2015	July 15, 2015	$0.45
August 4, 2015	September 30, 2015	October 15, 2015	$0.45
November 3, 2015	December 31, 2015	January 28, 2016	$0.45

The following table reflects the distributions declared on shares of the Company’s common stock during the year ended December 31, 2014:

Date Declared	Record Date	Payment Date	Amount Per Share
March 28, 2014	March 17, 2014	April 30, 2014	$0.33
June 27, 2014	June 17, 2014	July 31, 2014	$0.41
September 29, 2014	September 24, 2014	October 31, 2014	$0.42
December 30, 2014	December 23, 2014	January 30, 2015	$0.53

Dividend Reinvestment Plan

Concurrent with the IPO, the Company adopted a dividend reinvestment plan that provides for reinvestment of all cash distributions declared by the Board of Directors, unless a stockholder elects to “opt out” of the plan. As a result, if the Board of Directors declares a cash distribution, then the stockholders who have not “opted out” of the dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of common stock, rather than receiving the cash distribution.

The following table summarizes shares distributed pursuant to the dividend reinvestment plan during the year ended December 31, 2016 to stockholders who had not opted out of the dividend reinvestment plan:

Date Declared	Record Date	Payment Date	Shares
November 3, 2015	December 31, 2015	January 28, 2016	8,206
February 25, 2016	March 31, 2016	April 15, 2016	5,555
May 3, 2016	June 30, 2016	July 15, 2016	8,937
August 2, 2016	September 30, 2016	October 17, 2016	10,288

The following table summarizes shares distributed pursuant to the dividend reinvestment plan during the year ended December 31, 2015 to stockholders who had not opted out of the dividend reinvestment plan:

Date Declared	Record Date	Payment Date	Shares
February 25, 2015	March 31, 2015	April 30, 2015	6,982
May 13, 2015	June 30, 2015	July 15, 2015	5,336
August 4, 2015	September 30, 2015	October 15, 2015	13,437

Tender Offers

Prior to the IPO, each quarter, beginning with the calendar quarter ended December 31, 2013, the Board of Directors, in its sole discretion, determined the number of shares, if any that the Company would offer to repurchase (the “Tender Offer Amount”). The quarterly Tender Offer Amount could be up to 5% of the total number of shares outstanding on the date by which a stockholder could tender its shares in response to the Company’s offer to repurchase shares (“Tender Offer”). The Company repurchased shares at NAV per share of the Company at the end of the quarter.

The Company did not conduct a Tender Offer for the years ended December 31, 2016 and 2015.

For the year ended December 31, 2014, the Company extended the following Tender Offers:

Repurchase Request Deadline	Percentage of Outstanding Shares the Company Offered to be Repurchased	Amount of Shares the Company Offered to Repurchase	Number of Shares Tendered by Group Inc.	Number of Shares Tendered by Other Stockholders	Total Number of Shares Tendered
March 18, 2014	5%	1,519,506	136,498	551,250	687,748
June 18, 2014	5%	1,485,118	47,666	192,500	240,166
September 25, 2014	2%	589,244	8,662	34,983	43,645
December 24, 2014	1%	294,186	7,428	30,000	37,428

9. EARNINGS PER SHARE

The following information sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Numerator for basic and diluted earnings per share—increase in net assets resulting from operations	$40,652	$46,628	$36,922
Denominator for basic and diluted earnings per share—weighted average shares outstanding	36,317,131	34,782,967	29,737,113
Basic and diluted earnings per share	$1.12	$1.34	$1.24

For the purpose of calculating diluted earnings per common share, the average closing price of the Company’s common stock for the year ended December 31, 2016 was less than the conversion price for the Convertible Notes outstanding as of December 31, 2016. Therefore, for the year ended December 31, 2016, diluted earnings per share equals basic earnings per share because the underlying shares for the intrinsic value of the embedded options in the Convertible Notes were not dilutive. For the year ended December 31, 2015 and 2014, diluted earnings per share equals basic earnings per share because there were no common stock equivalents outstanding.

10. TAX INFORMATION

The tax character of distributions during the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Distributions paid from:
Ordinary Income	$65,373	$63,973	$48,813
Net Long-Term Capital Gains	$—	$948	$1,167

Total Taxable Distributions	$65,373	$64,921	$49,980

As of December 31, 2016, 2015 and 2014 the components of Accumulated Earnings (Losses) on a tax basis were as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Undistributed Ordinary Income—net	$28,801	$15,093	$4,079
Undistributed Long-Term Capital Gains	$—	$—	$248

Total Undistributed Earnings	$28,801	$15,093	$4,327

Capital Loss Carryforward:
Perpetual Long-Term	$(20,433)	$—	$—

Total capital loss carryforwards	$(20,433)	$—	$—
Timing Differences	$(9)	$(364)	$—
Unrealized Earnings (Losses)—net	$(61,683)	$(44,384)	$(16,235)

Total Accumulated Earnings (Losses)—net	$(53,324)	$(29,655)	$(11,908)

As of December 31, 2016, 2015 and 2014 the Company’s aggregate unrealized appreciation and depreciation on investments based on cost for U.S. federal income tax purposes were as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Tax cost	$1,228,974	$1,135,565	$959,750
Gross unrealized appreciation	$11,946	$8,439	$5,372
Gross unrealized depreciation	$(73,629)	$(52,823)	$(21,607)

Net unrealized investment appreciation on investments	$(61,683)	$(44,384)	$(16,235)

The difference between GAAP-basis and tax basis unrealized gains (losses) is attributable primarily to differences in the tax treatment of underlying fund investments.

In order to present certain components of the Company’s capital accounts on a tax-basis, certain reclassifications have been recorded to the Company’s accounts. These reclassifications have no impact on the net asset value of the Company’s and result primarily from dividend redesignations, certain non-deductible expenses, and differences in the tax treatment of paydown gains and losses and underlying fund investments.

	December 31, 2016	December 31, 2015	December 31, 2014
Paid-in capital in excess of par	$(1,051)	$(546)	$(126)
Accumulated undistributed net investment income	$419	$(663)	$(978)
Accumulated net realized gain (loss)	$632	$1,209	$1,104

ASC 740, “Accounting for Uncertainty in Income Taxes” (“ASC 740”) provides guidance on the accounting for and disclosure of uncertainty in tax position. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Based on its analysis of its tax position for all open tax years (the current and prior years, as applicable), the Company has concluded that it does not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740. Such open tax years remain subject to examination and adjustment by tax authorities.

11. FINANCIAL HIGHLIGHTS

Below is the schedule of financial highlights of the Company for the years ended December 31, 2016, 2015, 2014 and 2013 and the period ended December 31, 2012:

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014		Year ended December 31, 2013		Period from November 15, 2012 (commencement of operations) through December 31, 2012
Per Share Data: (1)
NAV, beginning of year/period	$18.97	$19.56		$20.00		$19.37		$18.59
Net investment income (loss)	2.10	2.14		1.77		0.67		(0.10)
Net realized and unrealized gains (losses)	(0.98)	(0.84)		(0.52)		0.51		0.88

Net increase (decrease) in net assets resulting from operations	1.12	1.30		1.25		1.18		0.78

Cost of issuance of common stock, net of underwriting and offering costs	—	(0.09)		—		—		—
Equity component of convertible notes	0.02	—		—		—		—
Private placement offering costs	—	—		—		(0.05)		—
Distributions declared from net investment income (2)	(1.80)	(1.76)		(1.61)		(0.49)		—
Distributions declared from net realized gains (2)	—	(0.04)		(0.08)		(0.01)		—

Total increase (decrease) in net assets	(0.66)	(0.59)		(0.44)		0.63		0.78

NAV, end of year/period	$18.31	$18.97		$19.56		$20.00		$19.37

Market price, end of year/period	$23.52	$19.00	$	N.A.	$	N.A.	$	N.A.
Shares outstanding, end of year/period	36,331,662	36,306,882		29,381,127		30,390,114		2,655,017
Weighted average shares outstanding	36,317,131	34,782,967		29,737,113		23,819,077		1,968,388
Total return based on NAV (3)	5.42%	6.07%		6.36%		5.86%		4.20%
Total return based on market value (4)	35.20%	3.90%		N.A. %		N.A. %		N.A.	%
Ratio/Supplemental Data (all amounts in thousands except ratios):
Net assets, end of year/period	$665,137	$688,650		$574,582		$607,785		$51,423
Ratio of net expenses to average net assets	7.25%	6.51%		3.45%		1.45%		3.01	%(5)
Ratio of expenses (without incentive fees and interest and other debt expenses) to average net assets	3.58%	3.17%		2.41%		1.36%		2.35	%(5)
Ratio of interest and other debt expenses to average net assets	2.12%	1.59%		0.79%		0.14%		—	%(5)
Ratio of incentive fees to average net assets	1.55%	1.75%		0.25%		0.07%		0.66	%(6)
Ratio of total expenses to average net assets	7.25%	6.51%		3.45%		1.57%		3.01	%(5)
Ratio of net investment income to average net assets	11.30%	11.06%		8.85%		3.34%		0.95	%(5)
Average debt outstanding	464,440	358,444		102,285		—		—
Average debt per share (7)	12.79	10.31		3.44		—		—
Portfolio turnover	17%	13%		41%		15%		0%

(1)	The per share data was derived by using the weighted average shares outstanding during the applicable period.
(2)	The per share data for distributions declared reflects the actual amount of distributions declared per share for the applicable period.
(3)	Total return based on NAV is calculated as the change in NAV per share during the respective periods, assuming dividends and distributions, if any, are reinvested in accordance with the Company’s dividend reinvestment plan.
(4)	Total return based on market value is calculated as the change in market value per share during the respective periods, assuming dividends and distributions, if any, are reinvested in accordance with the Company’s dividend reinvestment plan. For the year ended December 31, 2015, the beginning market value per share is based on the IPO price of $20.00 per share.
(5)	Annualized except for Incentive Fees and certain operating expenses.
(6)	Not annualized.
(7)	Average debt per share is calculated as average debt outstanding divided by the weighted average shares outstanding during the applicable period.

12. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following are the quarterly results of operations for the years ended December 31, 2016, 2015 and 2014. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Investment income	$30,493	$33,950	$29,321	$31,344
Expenses:
Total expenses	12,044	14,979	10,902	9,919

Net investment income (loss) before taxes	18,449	18,971	18,419	21,425
Excise tax expense	309	294	221	213

Net investment income (loss) after taxes	18,140	18,677	18,198	21,212

Net realized and unrealized gains (losses)	(12,552)	3,986	(11,198)	(15,811)
Income tax expense	—	—	—	—

Net increase in net assets resulting from operations after tax	$5,588	$22,663	$7,000	$5,401

Net investment income per share (basic and diluted)	$0.50	$0.51	$0.50	$0.58

Earnings per share (basic and diluted)	$0.15	$0.62	$0.19	$0.15

Weighted average shares outstanding	36,329,873	36,320,014	36,311,582	36,306,881

	Quarter Ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Investment income	$31,852	$32,896	$27,316	$26,372
Expenses:
Total expenses	9,175	12,120	11,442	10,601

Net investment income (loss) before taxes	22,677	20,776	15,874	15,771
Excise tax expense	254	174	65	25

Net investment income (loss) after taxes	22,423	20,602	15,809	15,746

Net realized and unrealized gains (losses)	(21,236)	(7,119)	2,116	(1,713)
Income tax expense	—	—	—	—

Net increase in net assets resulting from operations after tax	$1,187	$13,483	$17,925	$14,033

Net investment income per share (basic and diluted)	$0.62	$0.57	$0.44	$0.52

Earnings per share (basic and diluted)	$0.03	$0.37	$0.50	$0.46

Weighted average shares outstanding	36,304,838	36,292,619	36,137,532	30,314,460

	Quarter Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Investment income	$24,359	$19,076	$16,106	$13,738
Expenses:
Total expenses	6,964	6,660	3,581	3,336

Net investment income (loss)	17,395	12,416	12,525	10,402
Net realized and unrealized gains (losses)	(13,619)	(1,161)	(96)	(940)
Income tax expense	—	—	—	—

Net increase in net assets resulting from operations after tax	$3,776	$11,255	$12,429	$9,462

Net investment income per share (basic and diluted)	$0.59	$0.42	$0.42	$0.34

Earnings per share (basic and diluted)	$0.13	$0.38	$0.42	$0.31

Weighted average shares outstanding	29,418,149	29,461,726	29,699,727	30,382,473

The sum of quarterly per share amounts may not equal per share amounts reported for the years ended December 31, 2016, 2015 and 2014. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

13. SUBSEQUENT EVENTS

Subsequent events after the Consolidated Statements of Assets and Liabilities date have been evaluated through the date the consolidated financial statements were issued. Other than the items discussed below, the Company has concluded that there is no impact requiring adjustment or disclosure in the consolidated financial statements.

In January 2017, the Company and Cal Regents each contributed $3,900 to the Senior Credit Fund, a controlled affiliated investment.

On February 22, 2017, the Company’s Board of Directors declared a quarterly distribution of $0.45 per share payable on or about April 17, 2017 to holders of record as of March 31, 2017.

In February 2017, the Company’s Board of Directors renewed the Company’s stock repurchase plan to extend the expiration from March 18, 2017 to March 18, 2018. Under the stock repurchase plan, the Company may repurchase up to $25,000 of its common stock if the market price for the common stock is below the Company’s most recently announced net asset value per share, subject to certain limitations. The stock repurchase plan authorized the Company to enter into a plan that provides that purchases will be conducted on the open market on a programmatic basis or to repurchase in privately negotiated transactions in accordance with Rule 10b-18 under the Exchange Act and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances.

Goldman Sachs BDC, Inc. — Tax Information (unaudited)

During the year ended December 31, 2016, the Goldman Sachs BDC, Inc. designates 100% of its distributions from net investment income and short-term gains as interest-related dividends and short-term capital gain dividends, respectively, pursuant to Section 871(k) of the Internal Revenue Code.

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

Goldman Sachs BDC, Inc.

Consolidated Statements of Assets and Liabilities

(in thousands, except share and per share amounts)

	June 30, 2017 (Unaudited)	December 31, 2016
Assets
Investments, at fair value
Non-controlled/non-affiliated investments (cost of $951,462 and $1,055,203, respectively)	$926,267	$1,004,793
Non-controlled affiliated investments (cost of $105,884 and $89,715, respectively)	90,756	84,103
Controlled affiliated investments (cost of $94,342 and $77,592, respectively)	94,823	78,394
Investments in affiliated money market fund (cost of $2,123 and $1, respectively)	2,123	1

Total investments, at fair value (cost of $1,153,811 and $1,222,511, respectively)	1,113,969	1,167,291
Cash	37,493	4,565
Interest and dividends receivable from non-controlled/affiliated investments and non-controlled/non-affiliated investments	6,769	7,841
Dividend receivable from controlled affiliated investments	2,450	1,925
Other income receivable from controlled affiliated investments	746	2,212
Deferred financing costs	5,418	6,018
Deferred offering costs	—	605
Other assets	178	76

Total assets	$1,167,023	$1,190,533

Liabilities
Debt (net of debt issuance costs of $4,165 and $4,598, respectively)	$408,085	$498,152
Interest and other debt expenses payable	2,067	1,569
Management fees payable	4,351	4,406
Incentive fees payable	1,238	1,474
Distribution payable	18,041	16,349
Accrued offering costs	490	518
Directors’ fees payable	176	8
Accrued expenses and other liabilities	1,877	2,920

Total liabilities	$436,325	$525,396

Commitments and Contingencies (Note 7)

Net Assets
Preferred stock, par value $0.001 per share (1,000,000 shares authorized, no shares issued and outstanding)	$—	$—
Common stock, par value $0.001 per share (200,000,000 shares authorized, 40,091,488 and 36,331,662 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively)	40	36
Paid-in capital in excess of par	800,649	719,847
Accumulated net realized gain (loss)	(62,005)	(23,729)
Accumulated undistributed net investment income	33,277	25,624
Net unrealized appreciation (depreciation) on investments	(39,842)	(55,220)
Allocated income tax expense	(1,421)	(1,421)

TOTAL NET ASSETS	$730,698	$665,137

TOTAL LIABILITIES AND NET ASSETS	$1,167,023	$1,190,533

Net asset value per share	$18.23	$18.31

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs BDC, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
Investment Income:
From non-controlled/non-affiliated investments:
Interest income	$30,213	$26,489	$57,179	$55,620
Dividend income	—	630	—	1,257
Other income	300	204	835	397

Total investment income from non-controlled/non-affiliated investments	30,513	27,323	58,014	57,274
From non-controlled affiliated investments:
Interest income	2,282	—	4,494	—
Dividend income	20	11	43	22
Other income	6	—	12	—

Total investment income from non-controlled affiliated investments	2,308	11	4,549	22
From controlled affiliated investments:
Dividend income	2,450	1,550	4,900	2,825
Other income	746	437	746	544

Total investment income from controlled affiliated investments	3,196	1,987	5,646	3,369

Total investment income	$36,017	$29,321	$68,209	$60,665

Expenses:
Interest and other debt expenses	$4,839	$3,246	$9,351	$6,281
Management fees	4,351	4,188	8,812	8,314
Incentive fees	1,238	2,085	4,971	3,489
Professional fees	473	585	934	1,181
Administration, custodian and transfer agent fees	195	215	389	441
Directors’ fees	175	256	348	480
Other expenses	285	327	623	635

Total expenses	$11,556	$10,902	$25,428	$20,821

NET INVESTMENT INCOME (LOSS) BEFORE TAXES	$24,461	$18,419	$42,781	$39,844

Excise tax expense	$368	$221	$733	$434

NET INVESTMENT INCOME (LOSS) AFTER TAXES	$24,093	$18,198	$42,048	$39,410

Net realized and unrealized gains (losses) on investment transactions:
Net realized gain (loss) from:
Non-controlled/non-affiliated investments	$(38,108)	$—	$(38,276)	$—
Net change in unrealized appreciation (depreciation) from:
Non controlled/non-affiliated investments	26,002	(12,400)	25,215	(27,715)
Non controlled affiliated investments	(6,652)	(94)	(9,516)	(489)
Controlled affiliated investments	(750)	1,296	(321)	1,195

Net realized and unrealized gains (losses)	$(19,508)	$(11,198)	$(22,898)	$(27,009)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$4,585	$7,000	$19,150	$12,401

Net investment income (loss) per share (basic and diluted)	$0.64	$0.50	$1.13	$1.09
Earnings per share (basic and diluted)	$0.12	$0.19	$0.52	$0.34
Weighted average shares outstanding	37,902,018	36,311,582	37,125,726	36,309,232
Distributions declared per share	$0.45	$0.45	$0.90	$0.90

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs BDC, Inc.

Consolidated Statements of Changes in Net Assets

(in thousands, except share and per share amounts)

(Unaudited)

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Increase (decrease) in net assets resulting from operations:
Net investment income	$42,048	$39,410
Net realized gain (loss) on investments	(38,276)	—
Net change in unrealized appreciation (depreciation) on investments	15,378	(27,009)

Net increase (decrease) in net assets resulting from operations	$19,150	$12,401

Distributions to stockholders from:
Net investment income	$(34,395)	$(32,679)

Total distributions to stockholders	$(34,395)	$(32,679)

Capital transactions:
Issuance of common stock (3,737,500 and 0 shares, respectively)	$80,288	$—
Reinvestment of stockholder distributions (22,326 and 5,555 shares, respectively)	518	110

Net increase (decrease) in net assets resulting from capital transactions	$80,806	$110

TOTAL INCREASE (DECREASE) IN NET ASSETS	$65,561	$(20,168)

Net assets at beginning of period	$665,137	$688,650

Net assets at end of period	$730,698	$668,482

Accumulated undistributed net investment income	$33,277	$21,082

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs BDC, Inc.

Consolidated Statements of Cash Flows

(in thousands, except share and per share amounts)

(Unaudited)

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations:	$19,150	$12,401
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used for) operating activities:
Purchases of investments	(236,190)	(93,862)
Payment-in-kind	(3,400)	(209)
Investments in affiliated money market fund, net	(2,122)	(5,550)
Proceeds from sales of investments and principal repayments	278,123	35,529
Net realized (gain) loss on investments	38,276	—
Net change in unrealized (appreciation) depreciation on investments	(15,378)	27,009
Amortization of premium and accretion of discount, net	(5,987)	(2,547)
Amortization of deferred financing and debt issuance costs	984	604
Amortization of original issue discount on convertible notes	61	—
Increase (decrease) in operating assets and liabilities:
(Increase) decrease in receivable for investments sold	—	138
(Increase) decrease in interest and dividends receivable	547	1,651
(Increase) decrease in other income receivable	1,466	137
(Increase) decrease in other assets	(102)	(10)
Increase (decrease) in interest and other debt expenses payable	506	(43)
Increase (decrease) in management fees payable	(55)	(50)
Increase (decrease) in incentive fees payable	(236)	1,725
Increase (decrease) in directors’ fees payable	168	207
Increase (decrease) in accrued expenses and other liabilities	(1,043)	(1,312)

Net cash provided by (used for) operating activities	$74,768	$(24,182)

Cash flows from financing activities:
Proceeds from issuance of common stock (net of underwriting costs)	$81,571	$—
Offering costs paid	(706)	(40)
Distributions paid	(32,185)	(32,566)
Deferred financing and debt issuance costs paid	(20)	(18)
Borrowings on debt	176,750	110,500
Repayments of debt	(267,250)	(60,950)

Net cash provided by (used for) financing activities	$(41,840)	$16,926

Net increase (decrease) in cash	32,928	(7,256)
Cash, beginning of period	4,565	22,710

Cash, end of period	$37,493	$15,454

Supplemental and non-cash financing activities
Interest expense paid	$7,334	$5,475
Accrued but unpaid excise tax expense	$696	$428
Accrued but unpaid deferred financing and debt issuance costs	$52	$36
Accrued but unpaid offering costs	$490	$—
Accrued but unpaid distributions	$18,041	$16,341
Reinvestment of stockholder distributions	$518	$110

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs BDC, Inc.

Consolidated Schedule of Investments as of June 30, 2017

(in thousands, except share and per share amounts)

(Unaudited)

Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
Investments at Fair Value—152.16%#
Corporate Debt (1)—135.59%
1st Lien/Senior Secured Debt—49.78%
Artesyn Embedded Technologies, Inc. (2)	Electronic Equipment, Instruments & Components	9.75%	10/15/2020	$20,000	$20,000	$19,350
Continuum Managed Services LLC (+++)(3)	IT Services	L + 8.75% (1.00% Floor)	06/08/2023	28,760	27,976	27,969
Continuum Managed Services LLC (3)(4)(5)	IT Services	L + 8.75% (1.00% Floor)	06/08/2023	2,392	(65)	(66)
Continuum Managed Services LLC (3)(4)(5)	IT Services	L + 8.75% (1.00% Floor)	06/08/2022	2,220	(60)	(61)
Elemica, Inc. (+)	Software	L + 8.00% (1.00% Floor)	07/07/2021	42,075	41,183	41,234
Elemica, Inc. (4)(5)	Software	L + 8.00% (1.00% Floor)	07/07/2021	6,000	(127)	(120)
Heligear Acquisition Co. (2)	Aerospace & Defense	10.25%	10/15/2019	17,500	17,332	17,850
Imperial Bag & Paper Co. LLC (+)(3)	Distributors	L + 7.50% (1.00% Floor)	06/10/2024	11,100	10,880	10,878
Infinity Sales Group (+++)	Media	L + 10.50% (1.00% Floor)	11/21/2018	30,309	30,092	28,490
Iracore International Holdings, Inc. ^(+)	Energy Equipment & Services	L + 9.00% (1.00% Floor)	04/12/2021	3,389	3,389	3,389
Kawa Solar Holdings Limited ^(6)	Construction & Engineering	F + 8.20% and 3.50% PIK	07/02/2018	10,537	10,504	10,537
Kawa Solar Holdings Limited ^(+++)(6)(7)	Construction & Engineering	L + 8.20%	07/02/2018	6,843	6,734	2,064
Legacy Buyer Corp. (+++)	Health Care Providers & Services	L + 8.00% (1.00% Floor)	10/24/2019	24,882	24,613	24,385
Legacy Buyer Corp. (4)(5)	Health Care Providers & Services	L + 8.00% (1.00% Floor)	10/24/2019	2,500	(27)	(50)
Madison-Kipp Corporation (+)	Machinery	L + 9.00% (1.00% Floor)	05/26/2020	33,644	33,207	33,476
Netvoyage Corporation (+)(3)	Software	L + 9.50% (1.00% Floor)	03/24/2022	7,849	7,698	7,692
Netvoyage Corporation (3)(4)(5)	Software	L + 9.50% (1.00% Floor)	03/24/2022	654	(12)	(13)
Perfect Commerce, LLC (+++)	Internet Software & Services	L + 8.50% (1.00% Floor)	06/30/2020	36,293	35,715	36,655
The Merit Distribution Group, LLC (+)	Distributors	L + 11.25% (0.50% Floor)	04/08/2021	24,625	24,121	24,625
US Med Acquisition, Inc. (+++)	Health Care Equipment & Supplies	L + 9.00% (1.00% Floor)	08/13/2021	30,419	29,961	29,810
Vexos, Inc. (+++)	Electronic Equipment, Instruments & Components	L + 9.50% (1.00% Floor)	10/09/2019	38,297	37,885	36,765
Yasso, Inc. (+++)(3)	Food Products	L + 7.75% (1.00% Floor)	03/23/2022	9,077	8,906	8,896

Total 1st Lien/Senior Secured Debt					369,905	363,755
1st Lien/Last-Out Unitranche—41.94%
Associations, Inc. (+++)(8)	Real Estate Management & Development	L + 7.00% (1.00% Floor)	12/23/2019	57,838	57,202	57,405
Avenue Stores, LLC (+)(8)	Specialty Retail	L + 8.00% (1.00% Floor)	09/19/2019	30,000	29,620	30,000
Bolttech Mannings, Inc. (+++)(8)	Commercial Services & Supplies	L + 7.75% (1.00% Floor)	12/21/2018	36,346	36,055	16,356
Bolttech Mannings, Inc. (+++)(4)(8)	Commercial Services & Supplies	L + 7.75% (1.00% Floor)	12/21/2018	3,996	3,330	1,132
Mervin Manufacturing, Inc. (+++)(8)	Leisure Equipment & Products	L + 7.50% (1.00% Floor)	10/10/2019	11,165	11,045	10,327

The accompanying notes are part of these unaudited consolidated financial statements.

Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
myON, LLC (+)(3)(8)	Internet Software & Services	L + 8.50% (1.00% Floor)	02/17/2022	7,100	$6,966	$6,958
NTS Communications, Inc. ^(+++)(8)	Diversified Telecommunication Services	L + 9.00% (1.25% Floor) PIK	06/06/2019	55,515	52,171	48,020
Pro-Pet, LLC (+)(8)	Household Products	L + 7.25% (0.75% Floor)	11/21/2019	31,600	31,177	29,546
Smarsh, Inc. (+)(3)(8)	Software	L + 7.88% (1.00% Floor)	03/31/2021	17,800	17,489	17,488
The Service Companies Inc. (+++)	Professional Services	L + 10.25% (1.00% Floor)	03/26/2019	45,723	45,335	45,037
United Road Services, Inc. (+)(8)	Air Freight & Logistics	L + 7.50% (1.00% Floor)	01/15/2018	44,658	44,540	44,212

Total 1st Lien/Last-Out Unitranche					334,930	306,481
2nd Lien/Senior Secured Debt—43.42%
American Dental Partners, Inc. (+++)(3)	Health Care Providers & Services	L + 8.50% (1.00% Floor)	09/25/2023	8,500	8,294	8,288
ASC Acquisition Holdings, LLC (+++)	Distributors	L + 13.00% (1.00% Floor)	12/15/2022	30,000	29,226	30,000
DiscoverOrg, LLC (+)	Software	L + 9.00% (1.00% Floor)	02/10/2022	39,500	38,850	39,006
DuBois Chemicals, Inc. (+)(3)	Chemicals	L + 8.00% (1.00% Floor)	03/15/2025	20,700	20,250	20,493
Global Tel*Link Corporation (+++)	Diversified Telecommunication Services	L + 7.75% (1.25% Floor)	11/23/2020	$28,000	27,692	27,878
IHS Intermediate Inc. (+++)	Health Care Providers & Services	L + 8.25% (1.00% Floor)	07/20/2022	10,000	9,842	9,525
Market Track, LLC (+)(3)	Internet Catalog & Retail	L + 7.75% (1.00% Floor)	06/05/2025	22,200	21,539	21,534
MedPlast Holdings, Inc. (++)	Health Care Equipment & Supplies	L + 8.75% (1.00% Floor)	06/06/2023	38,500	37,586	37,633
MPI Products LLC (+++)	Auto Components	L + 9.00% (1.00% Floor)	01/30/2020	20,000	19,833	19,850
National Spine and Pain Centers, LLC (+)(3)	Health Care Providers & Services	L + 8.25% (1.00% Floor)	12/02/2024	19,100	18,533	18,527
P2 Upstream Acquisition Co. (+++)	Software	L + 8.00% (1.00% Floor)	04/30/2021	5,000	4,970	4,788
PPC Industries Inc. (+++)(3)	Containers & Packaging	L + 8.00% (1.00% Floor)	05/08/2025	8,330	8,248	8,330
Reddy Ice Corporation (+++)	Food Products	L + 9.50% (1.25% Floor)	11/01/2019	13,500	13,215	12,690
Securus Technologies Holdings, Inc. (+)	Diversified Telecommunication Services	L + 7.75% (1.25% Floor)	04/30/2021	20,000	19,867	20,033
SW Holdings, LLC (+++)	Media	L + 8.75% (1.00% Floor)	12/30/2021	14,265	14,047	14,051
Worldwide Express Operations, LLC. (+++)(3)	Air Freight & Logistics	L + 8.75% (1.00% Floor)	02/03/2025	25,000	24,643	24,625

Total 2nd Lien/Senior Secured Debt					316,635	317,251

Unsecured Debt—0.45%
CB-HDT Holdings, Inc. ^	Aerospace & Defense	12.00% PIK	12/15/2019	3,300	3,300	3,300

Total Unsecured Debt					3,300	3,300

Total Corporate Debt					1,024,770	990,787

Portfolio Company	Industry	Coupon	Shares	Cost	Fair Value
Preferred Stock (1)—1.54%
CB-HDT Holdings, Inc. ^(9)	Aerospace & Defense		1,108,333	$10,185	$11,238
Kawa Solar Holdings Limited ^(6)(7)	Construction & Engineering	8.00% PIK	51,861	778	—
NTS Communications, Inc. ^(9)	Diversified Telecommunication Services		263	187	—

Total Preferred Stock				11,150	11,238

The accompanying notes are part of these unaudited consolidated financial statements.

Portfolio Company	Industry	Coupon	Shares	Cost	Fair Value
Common Stock (1)—2.05%
CB-HDT Holdings, Inc. ^(9)	Aerospace & Defense		453,383	$2,393	$4,597
Continuum Managed Services LLC—Class A (3)(9)	IT Services		733	733	733
Continuum Managed Services LLC—Class B (3)(9)	IT Services		496,698	7	7
Iracore International Holdings, Inc. ^(9)	Energy Equipment & Services		28,898	7,003	6,213
Kawa Solar Holdings Limited ^(6)(9)	Construction & Engineering		1,399,556	—	—
myON, LLC (3)(9)	Internet Software & Services		16,087	600	600
National Spine and Pain Centers, LLC (3)(9)	Health Care Providers & Services		600	600	600
NTS Communications, Inc. ^(9)	Diversified Telecommunication Services		595,215	3	—
Prairie Provident Resources, Inc. ^^^(6)(9)	Oil, Gas & Consumable Fuels		3,579,989	9,237	1,398
Yasso, Inc. (3)(9)	Food Products		850	850	850

Total Common Stock				21,426	14,998

Portfolio Company	LLC Interest	Cost	Fair Value
Investment Funds & Vehicles (1)—12.98%
Senior Credit Fund, LLC ^^(6)	$94,342	$94,342	$94,823

Total Investment Funds & Vehicles		94,342	94,823

	Yield		Shares	Cost	Fair Value
Investments in Affiliated Money Market Fund (1)—0.29%#
Goldman Sachs Financial Square Government Fund	0.86	%(10)	2,122,722	$2,123	$2,123

Total Investments in Affiliated Money Market Fund				2,123	2,123

TOTAL INVESTMENTS—152.45%				$1,153,811	$1,113,969

LIABILITIES IN EXCESS OF OTHER ASSETS—(52.45%)					$(383,271)

NET ASSETS—100.00%					$730,698

#	Percentages are based on net assets.
^	The investment is deemed to be an “affiliated person” (as defined under the Investment Company Act of 1940) of the Company because the Company owns, either directly or indirectly, 5% or more of the portfolio company’s outstanding voting securities. See Note 3 “Significant Agreements and Related Party Transactions”.
^^	The investment is deemed to be an “affiliated person” of the Company that is “controlled” by the Company (as such terms are defined in the Investment Company Act of 1940) because the Company owns, either directly or indirectly, 25% or more of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company. See Note 3 “Significant Agreements and Related Party Transactions”.
^^^	The investment is deemed to be an “affiliated person” of the Company because it falls under the definition of “affiliated person” in the Investment Company Act of 1940 with respect to the Company.
(+)	The interest rate on these loans is subject to the greater of a LIBOR floor or 1 month LIBOR plus a base rate. The 1 month LIBOR as of June 30, 2017 was 1.22%.
(++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 2 month LIBOR plus a base rate. The 2 month LIBOR as of June 30, 2017 was 1.25%.
(+++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 3 month LIBOR plus a base rate. The 3 month LIBOR as of June 30, 2017 was 1.30%.
(1)	Assets are pledged as collateral for the Revolving Credit Facility. See Note 6 “Debt”.
(2)	Security exempt from registration pursuant to Rule 144A under the Securities Act of 1933. These securities may be sold in certain transactions (normally to qualified institutional buyers) and remain exempt from registration. As of June 30, 2017, the aggregate fair value of these securities is $37,200 or 5.09% of the Company’s net assets.
(3)	Represent co-investments made with certain funds managed by the Investment Adviser in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. See Note 3 “Significant Agreements and Related Party Transactions”.
(4)	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date, that may expire prior to the maturity date stated. See Note 7 “Commitments and Contingencies”.

The accompanying notes are part of these unaudited consolidated financial statements.

(5)	The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.
(6)	The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of June 30, 2017 the aggregate fair value of these securities is $108,822 or 9.32% of the Company’s total assets.
(7)	The investment is on non-accrual status as of June 30, 2017.
(8)	In addition to the interest earned based on the stated rate of this loan, the Company may be entitled to receive additional interest as a result of its arrangement with other lenders in a syndication.
(9)	Non-income producing security.
(10)	The rate shown is the annualized seven-day yield as of June 30, 2017.
F —	Federal Funds Rate (which as of June 30, 2017 was 1.06%)
L —	LIBOR
PIK —	Payment-In-Kind

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs BDC, Inc.

Consolidated Schedule of Investments as of December 31, 2016

(in thousands, except share and per share amounts)

Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
Investments at Fair Value—175.50%#
Corporate Debt (1)—160.95%
1st Lien/Senior Secured Debt—63.30%
Artesyn Embedded Technologies, Inc. (2)	Electronic Equipment, Instruments & Components	9.75%	10/15/2020	$20,000	$20,000	$18,325
Data Driven Delivery Systems, LLC (++)	Health Care Technology	L + 7.00% (1.00% Floor)	05/30/2019	69,619	67,609	69,619
Dispensing Dynamics International (2)	Building Products	12.50%	01/01/2018	24,000	24,359	23,520
Elemica, Inc. (+)	Software	L + 8.00% (1.00% Floor)	07/07/2021	42,288	41,308	41,336
Elemica, Inc. (3)(4)	Software	L + 8.00% (1.00% Floor)	07/07/2021	6,000	(139)	(135)
Heligear Acquisition Co. (2)	Aerospace & Defense	10.25%	10/15/2019	17,500	17,289	17,894
Infinity Sales Group (+)	Media	L + 10.50% (1.00% Floor)	11/21/2018	30,803	30,518	28,724
Iracore International Holdings, Inc. (2)(5)(6)	Energy Equipment & Services	9.50%	06/01/2018	24,250	21,321	6,911
Kawa Solar Holdings Limited ^(7)	Construction & Engineering	F + 8.20% and 3.50% PIK	07/02/2018	12,767	12,727	12,767
Kawa Solar Holdings Limited ^(++)(7)	Construction & Engineering	L + 8.20%	07/02/2018	2,400	2,392	2,400
Legacy Buyer Corp. (++)	Health Care Providers & Services	L + 8.00% (1.00% Floor)	10/24/2019	27,470	27,120	26,508
Legacy Buyer Corp. (++)(3)	Health Care Providers & Services	L + 8.00% (1.00% Floor)	10/24/2019	2,500	1,668	1,612
Madison-Kipp Corporation (+)	Machinery	L + 9.00% (1.00% Floor)	05/26/2020	36,696	36,153	36,420
Perfect Commerce, LLC (++)	Internet Software & Services	L + 8.50% (1.00% Floor)	06/30/2020	37,418	36,740	37,605
The Merit Distribution Group, LLC (++)	Distributors	L + 11.25% (0.50% Floor)	04/08/2021	30,000	29,329	29,775
US Med Acquisition, Inc. (+)	Health Care Equipment & Supplies	L + 9.00% (1.00% Floor)	08/13/2021	30,574	30,069	30,574
Vexos, Inc. (++)	Electronic Equipment, Instruments & Components	L + 9.50% (1.00% Floor)	10/09/2019	38,922	38,433	37,171

Total 1st Lien/Senior Secured Debt					436,896	421,026
1st Lien/Last-Out Unitranche (8)—46.64%
Associations, Inc. (++)	Real Estate Management & Development	L + 7.00% (1.00% Floor)	12/23/2019	58,136	57,324	57,700
Avenue Stores, LLC (+)	Specialty Retail	L + 8.00% (1.00% Floor)	09/19/2019	30,000	29,546	30,000
Bolttech Mannings, Inc. (++)	Commercial Services & Supplies	L + 7.75% (1.00% Floor)	12/21/2018	36,346	35,967	20,081
Integrated Practice Solutions, Inc. (++)	Software	L + 9.10% (1.00% Floor)	08/03/2020	25,781	25,240	25,781
Mervin Manufacturing, Inc. (++)	Leisure Equipment & Products	L + 7.50% (1.00% Floor)	10/10/2019	11,165	11,024	9,936
NTS Communications, Inc. ^(++)	Diversified Telecommunication Services	L + 9.00% (1.25% Floor) PIK	06/06/2019	52,776	48,725	47,498
Pro-Pet, LLC (+)	Household Products	L + 7.25% (0.75% Floor)	11/21/2019	31,600	31,104	29,388
The Service Companies Inc. (+)	Professional Services	L + 10.25% (1.00% Floor)	03/26/2019	46,580	46,087	45,881
United Road Services, Inc. (+)	Air Freight & Logistics	L + 7.50% (1.00% Floor)	12/14/2017	44,658	44,438	43,989

Total 1st Lien/Last-Out Unitranche					329,455	310,254

The accompanying notes are part of these unaudited consolidated financial statements.

Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
2nd Lien/Senior Secured Debt—50.54%
ASC Acquisition Holdings, LLC (++)	Distributors	L + 13.00% (1.00% Floor)	12/15/2022	$30,000	$29,181	$30,000
DiscoverOrg, LLC (++)	Software	L + 9.00% (1.00% Floor)	02/10/2022	39,500	38,798	38,809
DiversiTech Corporation (++)	Building Products	L + 8.00% (1.00% Floor)	11/18/2022	51,350	50,331	50,708
Global Tel*Link Corporation (++)	Diversified Telecommunication Services	L + 7.75% (1.25% Floor)	11/23/2020	28,000	27,656	27,125
Highwinds Capital, Inc. (+)	Internet Software & Services	L + 12.25% (1.25% Floor)	01/29/2019	59,050	58,591	59,641
Hutchinson Technology, Inc.	Computers & Peripherals	10.88%	01/15/2017	12,200	12,189	12,200
IHS Intermediate Inc. (++)	Health Care Providers & Services	L + 8.25% (1.00% Floor)	07/20/2022	10,000	9,830	9,500
MedPlast Holdings, Inc.	Health Care Equipment & Supplies	P + 7.75% (2.00% Floor)	06/06/2023	25,000	24,380	24,375
MPI Products LLC (++)	Auto Components	L + 9.00% (1.00% Floor)	01/30/2020	20,000	19,808	19,850
P2 Upstream Acquisition Co. (+++)	Software	L + 8.00% (1.00% Floor)	04/30/2021	10,000	9,933	9,075
Reddy Ice Corporation (++)	Food Products	L + 9.50% (1.25% Floor)	11/01/2019	13,500	13,168	11,610
Securus Technologies Holdings, Inc. (++)	Diversified Telecommunication Services	L + 7.75% (1.25% Floor)	04/30/2021	20,000	19,853	19,350
SW Holdings, LLC (++)	Media	L + 8.75% (1.00% Floor)	12/30/2021	14,265	14,029	14,015
Washington Inventory Service (5)(6)	Professional Services	P + 8.00%	06/20/2019	24,800	24,949	9,920

Total 2nd Lien/Senior Secured Debt					352,696	336,178
Unsecured Debt—0.47%
CB-HDT Holdings, Inc. ^	Aerospace & Defense	12.00% PIK	12/15/2019	3,115	3,115	3,115

Total Unsecured Debt					3,115	3,115

Total Corporate Debt					1,122,162	1,070,573

Portfolio Company	Industry	Coupon	Shares	Cost	Fair Value
Preferred Stock (1)—1.78%
CB-HDT Holdings, Inc. ^(5)	Aerospace & Defense		1,108,333	$10,186	$11,083
Kawa Solar Holdings Limited ^(7)	Construction & Engineering	8.00% PIK	50,000	750	750
NTS Communications, Inc. ^(5)	Diversified Telecommunication Services		263	187	—

Total Preferred Stock				11,123	11,833
Common Stock(1)—0.98%
CB-HDT Holdings, Inc. ^(5)	Aerospace & Defense		453,383	2,393	4,312
Kawa Solar Holdings Limited ^(5)(7)	Construction & Engineering		1,399,556	—	—
NTS Communications, Inc. ^(5)	Diversified Telecommunication Services		595,215	3	—
Prairie Provident Resources, Inc. ^(5)(7)	Oil, Gas & Consumable Fuels		3,579,989	9,237	2,178

Total Common Stock				11,633	6,490

Portfolio Company	LLC Interest	Cost	Fair Value
Investment Funds & Vehicles (1)—11.79%
Senior Credit Fund, LLC ^^(7)	$77,592	$77,592	$78,394

Total Investment Funds & Vehicles		77,592	78,394

The accompanying notes are part of these unaudited consolidated financial statements.

	Yield	Shares	Cost	Fair Value
Investments in Affiliated Money Market Fund(1)—0.00%#
Goldman Sachs Financial Square Government Fund	0.45%(9)	1,179	$1	$1

Total Investments in Affiliated Money Market Fund			1	1

TOTAL INVESTMENTS—175.50%			$1,222,511	$1,167,291

LIABILITIES IN EXCESS OF OTHER ASSETS—(75.50%)				$(502,154)

NET ASSETS—100.00%				$665,137

#	Percentages are based on net assets.
^	As defined in the Investment Company Act of 1940, the investment is deemed to be an “affiliated person” of the Company because the Company owns, either directly or indirectly, 5% or more of the portfolio company’s outstanding voting securities. See Note 3 “Significant Agreements and Related Party Transactions”.
^^	As defined in the Investment Company Act of 1940, the investment is deemed to be a “controlled affiliated person” of the Company because the Company owns, either directly or indirectly, 25% or more of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company. See Note 3 “Significant Agreements and Related Party Transactions”.
(+)	The interest rate on these loans is subject to the greater of a LIBOR floor or 1 month LIBOR plus a base rate. The 1 month LIBOR as of December 31, 2016 was 0.77%.
(++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 3 month LIBOR plus a base rate. The 3 month LIBOR as of December 31, 2016 was 1.00%.
(+++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 6 month LIBOR plus a base rate. The 6 month LIBOR as of December 31, 2016 was 1.32%.
(1)	Assets are pledged as collateral for the Revolving Credit Facility. See Note 6 “Debt”.
(2)	Security exempt from registration pursuant to Rule 144A under the Securities Act of 1933. These securities may be sold in certain transactions (normally to qualified institutional buyers) and remain exempt from registration. As of December 31, 2016, the aggregate fair value of these securities is $66,650 or 10.02% of the Company’s net assets.
(3)	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date, that may expire prior to the maturity date stated. See Note 7 “Commitments and Contingencies”.
(4)	The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.
(5)	Non-income producing security.
(6)	The investment is on non-accrual status as of December 31, 2016. See Note 2 “Significant Accounting Policies”.
(7)	The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets.
(8)	In addition to the interest earned based on the stated rate of this loan, the Company may be entitled to receive additional interest as a result of its arrangement with other lenders in a syndication.
(9)	The rate shown is the annualized seven-day yield as of December 31, 2016.
F —	Federal Funds Rate (which as of December 31, 2016 was 0.55%)
L —	LIBOR
P —	U.S. Prime Rate (which as of December 31, 2016 was 3.75%)
PIK —	Payment-In-Kind

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs BDC, Inc.

Notes to the Consolidated Financial Statements

(in thousands, except share and per share amounts)

(Unaudited)

1. ORGANIZATION

Goldman Sachs BDC, Inc. (the “Company,” which term refers to either Goldman Sachs BDC, Inc. or Goldman Sachs BDC, Inc. together with its consolidated subsidiaries, as the context may require) was initially established as Goldman Sachs Liberty Harbor Capital, LLC, a single member Delaware limited liability company (“SMLLC”), on September 26, 2012 and commenced operations on November 15, 2012 with The Goldman Sachs Group, Inc. (“Group Inc.”) as its sole member. On March 29, 2013, the Company elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Effective April 1, 2013, the Company converted from a SMLLC to a Delaware corporation. In addition, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 2013.

The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, unitranche, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

Goldman Sachs Asset Management, L.P. (“GSAM”), a Delaware limited partnership and an affiliate of Goldman Sachs & Co. LLC (including its predecessors, “GS & Co.”), is the investment adviser (the “Investment Adviser”) of the Company. The term “Goldman Sachs” refers to Group Inc., together with GS & Co., GSAM and its other subsidiaries.

On March 23, 2015, the Company completed its initial public offering (“IPO”) and the Company’s common stock began trading on the New York Stock Exchange (“NYSE”) under the symbol “GSBD”.

The Company has formed wholly owned subsidiaries, which are structured as Delaware limited liability companies, to hold certain equity or equity-like investments in portfolio companies.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s functional currency is U.S. dollars and these consolidated financial statements have been prepared in that currency. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to Regulation S-X. This requires the Company to make certain estimates and assumptions that may affect the amounts reported in the consolidated financial statements and accompanying notes. These consolidated financial statements reflect adjustments that in the opinion of the Company are necessary for the fair statement of the results for the periods presented. Actual results may differ from the estimates and assumptions included in the consolidated financial statements.

Certain financial information that is included in annual consolidated financial statements, including certain financial statement disclosures, prepared in accordance with GAAP, is not required for interim reporting purposes and has been condensed or omitted herein. These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes related thereto for the year ended December 31, 2016, included in the Company’s Annual Report on Form 10-K, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2017. The results for the three and six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the full fiscal year, any other interim period or any future year or period.

As an investment company, the Company applies the accounting and reporting guidance in Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies (“ASC 946”) issued by the Financial Accounting Standards Board (“FASB”).

Basis of Consolidation

As provided under ASC 946, the Company will not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the financial position and results of operations of its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

The Company does not consolidate its equity interest in Senior Credit Fund, LLC (the “Senior Credit Fund”). For further description of the Company’s investment in the Senior Credit Fund, see Note 4 “Investments”.

Revenue Recognition

The Company records its investment transactions on a trade date basis. Realized gains and losses are based on the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discounts and premiums to par value on investments purchased are accreted and amortized, respectively, into interest income over the life of the respective investment using the effective interest method. Loan origination fees, original issue discount (“OID”) and market discounts or premiums are capitalized and amortized into interest income using the effective interest method or straight-line method, as applicable. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income. For the three and six months ended June 30, 2017, the Company earned $481 and $1,812, respectively, in prepayment premiums and $3,381 and $3,668, respectively, in accelerated accretion of upfront loan origination fees and unamortized discounts. For the three and six months ended June 30, 2016, the Company earned $10 and $270, respectively, in prepayment premiums and $74 and $560, respectively, in accelerated accretion of upfront loan origination fees and unamortized discounts.

Fees received from portfolio companies (directors’ fees, consulting fees, administrative fees, tax advisory fees and other similar compensation) are paid to the Company, unless, to the extent required by applicable law or exemptive relief, if any, therefrom, the Company only receives its allocable portion of such fees when invested in the same portfolio company as another account managed by Goldman Sachs.

Dividend income on preferred equity investments is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity investments is recorded on the record date for private portfolio companies and on the ex-dividend date for publicly traded portfolio companies. Interest and dividend income are presented net of withholding tax, if any.

Certain investments may have contractual payment-in-kind (“PIK”) interest or dividends. PIK represents accrued interest or accumulated dividends that are added to the principal amount of the investment on the respective interest or dividend payment dates rather than being paid in cash and generally becomes due at maturity or upon the investment being called by the issuer. PIK is recorded as interest or dividend income, as applicable. If at any point the Company believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are generally reversed through interest or dividend income, respectively. For the three and six months ended June 30, 2017, the Company earned $1,730 and $3,402 in PIK, respectively. For the three and six months ended June 30, 2016, the Company earned $105 and $209 in PIK, respectively.

Certain structuring fees, amendment fees and syndication fees are recorded as other income when earned. Administrative agent fees received by the Company are recorded as other income when the services are rendered.

Non-Accrual Investments

Loans or debt securities are placed on non-accrual status when it is probable that principal or interest will not be collected according to the contractual terms. Accrued interest generally is reversed when a loan or debt security is placed on non-accrual status. Interest payments received on non-accrual loans or debt securities may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans and debt securities are restored to accrual status when past due principal and interest are paid and, in management’s judgment, principal and interest payments are likely to remain current. The Company may make exceptions to this treatment if a loan or debt security has sufficient collateral value and is in the process of collection. As of June 30, 2017, the Company had two investments on non-accrual status, which represented 0.7% and 0.2% of the total investments (excluding an investment in a money market fund managed by an affiliate of Group Inc. of $2,123) at amortized cost and at fair value, respectively. As of December 31, 2016, the Company had two investments on non-accrual status, which represented 3.8% and 1.4% of the total investments (excluding an investment in a money market fund managed by an affiliate of Group Inc. of $1) at amortized cost and at fair value, respectively.

Investments

The Company carries its investments in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), issued by the FASB, which defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. Fair value is generally based on quoted market prices provided by independent pricing services, broker or dealer quotations or alternative price sources. In the absence of quoted market prices, broker or dealer quotations or alternative price sources, investments are measured at fair value as determined by the board of directors (the “Board of Directors”) within the meaning of the Investment Company Act.

Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material. See Note 5 “Fair Value Measurement.”

The Company generally invests in illiquid securities, including debt and equity investments, of middle-market companies. The Board of Directors has delegated to the Investment Adviser day-to-day responsibility for implementing and maintaining internal controls and procedures related to the valuation of the Company’s portfolio investments. Under valuation procedures adopted by the Board of Directors, market quotations are generally used to assess the value of the investments for which market quotations are readily available. The Investment Adviser obtains these market quotations from independent pricing services or at the bid prices obtained from at least two brokers or dealers, if available; otherwise from a principal market maker or a primary market dealer. To assess the continuing appropriateness of pricing sources and methodologies, the Investment Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. If the Board of Directors or Investment Adviser has a bona fide reason to believe any such market quotation does not reflect the fair value of an investment, it may independently value such investment in accordance with valuation procedures for investments for which market quotations are not readily available.

With respect to investments for which market quotations are not readily available, or for which market quotations are deemed not reflective of the fair value, the valuation procedures adopted by the Board of Directors contemplate a multi-step valuation process each quarter, as described below:

(1)	The quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Investment Adviser responsible for the portfolio investment;

(2)	The Board of Directors also engages independent valuation firms (the “Independent Valuation Advisors”) to provide independent valuations of the investments for which market quotations are not readily available, or are readily available but deemed not reflective of the fair value of an investment. The Independent Valuation Advisors independently value such investments using quantitative and qualitative information provided by the investment professionals of the Investment Adviser as well as any market quotations obtained from independent pricing services, brokers, dealers or market dealers. The Independent Valuation Advisors also provide analyses to support their valuation methodology and calculations. The Independent Valuation Advisors provide an opinion on a final range of values on such investments to the Board of Directors or the Audit Committee. The Independent Valuation Advisors define fair value in accordance with ASC 820 and utilize valuation approaches including the market approach, the income approach or both. A portion of the portfolio is reviewed on a quarterly basis, and all investments in the portfolio for which market quotations are not readily available, or are readily available, but deemed not reflective of the fair value of an investment, are reviewed at least annually by an Independent Valuation Advisor;

(3)	The Independent Valuation Advisors’ preliminary valuations are reviewed by the Investment Adviser and the Valuation Oversight Group (“VOG”), a team that is part of the Controllers Department within the Finance Division of Goldman Sachs. The Independent Valuation Advisors’ valuation ranges are compared to the Investment Adviser’s valuations to ensure the Investment Adviser’s valuations are reasonable. VOG presents the valuations to the Private Investment Sub-Committee of the Investment Management Division Valuation Committee, which is comprised of representatives from GSAM who are independent of the investment decision making process;

(4)	The Investment Management Division Valuation Committee ratifies fair valuations and makes recommendations to the Audit Committee of the Board of Directors;

(5)	The Audit Committee of the Board of Directors reviews valuation information provided by the Investment Management Division Valuation Committee, the Investment Adviser and the Independent Valuation Advisors. The Audit Committee then assesses such valuation recommendations; and

(6)	The Board of Directors discusses the valuations and, within the meaning of the Investment Company Act, determines the fair value of the investments in good faith, based on the inputs of the Investment Adviser, the Independent Valuation Advisors and the Audit Committee.

Money Market Funds

Investments in money market funds are valued at net asset value (“NAV”) per share. See Note 3 “Significant Agreements and Related Party Transactions.”

Cash

Cash consists of deposits held at a custodian bank. As of June 30, 2017 and December 31, 2016, the Company held $37,493 and $4,565, respectively, in cash.

Foreign Currency Translation

Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates effective on the date of valuation; and (ii) purchases and sales of investments and income and expense items denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates prevailing on the transaction dates.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included within the net realized and unrealized gains or losses on investment transactions.

Income Taxes

The Company recognizes tax positions in its consolidated financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. The Company reports any interest expense related to income tax matters in income tax expense, and any income tax penalties under expenses in the Consolidated Statements of Operations.

The Company’s tax positions have been reviewed based on applicable statutes of limitation for tax assessments, which may vary by jurisdiction, and based on such review, the Company has concluded that no additional provision for income tax is required in the Company’s consolidated financial statements. The Company is subject to potential examination by certain taxing authorities in various jurisdictions. The Company’s tax positions are subject to ongoing interpretation of laws and regulations by taxing authorities.

The Company has elected to be treated as a RIC commencing with its taxable year ended December 31, 2013. So long as the Company maintains its status as a RIC, it will generally not be subject to corporate-level U.S. federal income tax on any ordinary income or capital gains that it distributes at least annually to its stockholders as dividends. As a result, any U.S. federal income tax liability related to income earned and distributed by the Company represents obligations of the Company’s stockholders and will not be reflected in the consolidated financial statements of the Company.

To maintain its status as a RIC, the Company must meet specified source-of-income and asset diversification requirements and timely distribute to its stockholders for each taxable year at least 90% of its investment company taxable income (generally, its net ordinary income plus the excess of its realized net short-term capital gains over realized net long-term capital losses, determined without regard to the dividends paid deduction). In order for the Company not to be subject to U.S. federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (iii) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. The Company, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay a 4% nondeductible U.S. federal excise tax on this income. If the Company chooses to do so, this generally would increase expenses and reduce the amount available to be distributed to stockholders. The Company will accrue excise tax on estimated undistributed taxable income as required. For the three and six months ended June 30, 2017, the Company accrued excise taxes of $368 and $733, respectively. As of June 30, 2017, $696 of accrued excise taxes remained payable. For the three and six months ended June 30, 2016, the Company accrued excise taxes of $221 and $434, respectively.

Distributions

Distributions from net investment income and net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined in accordance with GAAP. The Company may pay distributions in excess of its taxable net investment income. This excess would be a tax-free return of capital in the period and reduce the stockholder’s tax basis in its shares. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent they are charged or credited to paid-in capital in excess of par, accumulated undistributed net investment income or accumulated net realized gain (loss), as appropriate, in the period that the differences arise. Temporary and permanent differences are primarily attributable to differences in the tax treatment of certain loans and the tax characterization of income and non-deductible expenses. These differences are generally determined in conjunction with the preparation of the Company’s annual RIC tax return. Distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a distribution is determined by the Board of Directors each quarter and is generally based upon the earnings estimated by the Investment Adviser. The Company may pay distributions to its stockholders in a year in excess of its net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The Company intends to timely distribute to its stockholders substantially all of its annual taxable income for each year, except that the Company may retain certain net capital gains for reinvestment and, depending upon the level of the Company’s taxable income earned in a year, the Company may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. The specific tax characteristics of the Company’s distributions will be reported to stockholders after the end of the calendar year. All distributions will be subject to available funds, and no assurance can be given that the Company will be able to declare such distributions in future periods.

The Company has adopted a dividend reinvestment plan that provides for reinvestment of all cash distributions declared by the Board of Directors unless a stockholder elects to “opt out” of the plan. As a result, if the Board of Directors declares a cash distribution, then the stockholders who have not “opted out” of the dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of common stock, rather than receiving the cash distribution. Stockholders who receive distributions in the form of shares of common stock will generally be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions and, for this purpose, stockholders receiving distributions in the form of stock will generally be treated as receiving distributions equal to the fair market value of the stock received through the plan; however, since their cash distributions will be reinvested, those stockholders will not receive cash with which to pay any applicable taxes. Due to regulatory considerations, Group Inc. has opted out of the dividend reinvestment plan, and GS & Co. has opted out of the dividend reinvestment plan in respect of shares of the Company’s common stock acquired through its 10b5-1 plan. See Note 3 “Significant Agreements and Related Party Transactions”.

Deferred Financing and Debt Issuance Costs

Deferred financing and debt issuance costs consist of fees and expenses paid in connection with the closing of and amendments to the Company’s senior secured revolving credit agreement (as amended, the “Revolving Credit Facility”) with SunTrust Bank, as administrative agent, and Bank of America, N.A., as syndication agent, and the offering of the Company’s 4.50% Convertible Notes due 2022 (the “Convertible Notes”). These costs are amortized using the straight-line method over the respective term of the Revolving Credit Facility and Convertible Notes. Deferred financing costs related to the Revolving Credit Facility are presented separately as an asset on the Company’s Consolidated Statements of Assets and Liabilities. Deferred debt issuance costs related to the Convertible Notes are presented net against the outstanding debt balance on the Consolidated Statements of Assets and Liabilities.

Deferred Offering Costs

The Company records expenses related to registration statement filings and applicable offering costs as deferred offering costs. To the extent such expenses relate to equity offerings, these expenses are charged as a reduction of capital upon each such offering.

3. SIGNIFICANT AGREEMENTS AND RELATED PARTY TRANSACTIONS

Investment Management Agreement

The Company has entered into an investment management agreement (as amended and restated as of January 1, 2015, the “Investment Management Agreement”) with the Investment Adviser, pursuant to which the Investment Adviser manages the Company’s investment program and related activities.

Management Fee

The Company pays the Investment Adviser a management fee (the “Management Fee”), accrued and payable quarterly in arrears. The Management Fee is calculated at an annual rate of 1.50% (0.375% per quarter) of the average value of the Company’s gross assets (excluding cash or cash equivalents (such as investments in money market funds), but including assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters (and, in the case of our first quarter, our gross assets as of such quarter-end). The Management Fee for any partial quarter will be appropriately prorated.

For the three and six months ended June 30, 2017, Management Fees amounted to $4,351 and $8,812, respectively. As of June 30, 2017, $4,351 remained payable. For the three and six months ended June 30, 2016, Management Fees amounted to $4,188 and $8,314, respectively.

Incentive Fee

The incentive fee (the “Incentive Fee”) consists of two components that are determined independent of each other, with the result that one component may be payable even if the other is not. Effective as of January 1, 2015, the Incentive Fee is calculated as follows:

A portion of the Incentive Fee is based on income and a portion is based on capital gains, each as described below. The Investment Adviser is entitled to receive the Incentive Fee based on income if Ordinary Income (as defined below) exceeds a quarterly “hurdle rate” of 1.75%. For this purpose, the hurdle is computed by reference to the Company’s net asset value (“NAV”) and does not take into account changes in the market price of the Company’s common stock.

Beginning with the calendar quarter that commenced on January 1, 2015, the Incentive Fee based on income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to the Company’s aggregate net investment income, as adjusted as described below, from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2015) (such period the “Trailing Twelve Quarters”). The Incentive Fee based on capital gains is determined and paid annually in arrears at the end of each calendar year by reference to an “Annual Period,” which means the period beginning on January 1 of each calendar year and ending on December 31 of such calendar year or, in the case of the first and last year, the appropriate portion thereof.

The hurdle amount for the Incentive Fee based on income is determined on a quarterly basis and is equal to 1.75% multiplied by the Company’s NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments for subscriptions (which includes all of the Company’s issuances of shares of its common stock, including issuances pursuant to its dividend reinvestment plan) and distributions that occurred during the relevant Trailing Twelve Quarters. The Incentive Fee for any partial period will be appropriately prorated.

i. Quarterly Incentive Fee Based on Income

For the portion of the Incentive Fee based on income, the Company pays the Investment Adviser a quarterly Incentive Fee based on the amount by which (A) aggregate net investment income (“Ordinary Income”) in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount”. Ordinary Income is net of all fees and expenses, including the Management Fee but excluding any Incentive Fee.

The Incentive Fee based on income for each quarter is determined as follows:

•	No Incentive Fee based on income is payable to the Investment Adviser for any calendar quarter for which there is no Excess Income Amount;

•	100% of the Ordinary Income, if any, that exceeds the hurdle amount, but is less than or equal to an amount, referred to as the “Catch-up Amount,” determined as the sum of 2.1875% multiplied by the Company’s NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters is included in the calculation of the Incentive Fee based on income; and

•	20% of the Ordinary Income that exceeds the Catch-up Amount is included in the calculation of the Incentive Fee based on income.

The amount of the Incentive Fee based on income that is paid to the Investment Adviser for a particular quarter equals the excess of the Incentive Fee so calculated minus the aggregate Incentive Fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters but not in excess of the Incentive Fee Cap (as described below).

The Incentive Fee based on income that is paid to the Investment Adviser for a particular quarter is subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap for any quarter is an amount equal to (a) 20% of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate Incentive Fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

“Cumulative Net Return” means (x) the Ordinary Income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss, if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company pays no Incentive Fee based on income to the Investment Adviser for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the Incentive Fee based on income that is payable to the Investment Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company pays an Incentive Fee based on income to the Investment Adviser equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the Incentive Fee based on income that is payable to the Investment Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company pays an Incentive Fee based on income to the Investment Adviser equal to the Incentive Fee calculated as described above for such quarter without regard to the Incentive Fee Cap.

“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

ii. Annual Incentive Fee Based on Capital Gains.

The portion of the Incentive Fee based on capital gains is calculated on an annual basis. For each Annual Period, the Company pays the Investment Adviser an amount equal to (A) 20% of the difference, if positive, of the sum of the Company’s aggregate realized capital gains, if any, computed net of the Company’s aggregate realized capital losses, if any, and the Company’s aggregate unrealized capital depreciation, in each case from April 1, 2013 until the end of such Annual Period minus (B) the cumulative amount of Incentive Fees based on capital gains previously paid to the Investment Adviser from April 1, 2013. For the avoidance of doubt, unrealized capital appreciation is excluded from the calculation in clause (A) above.

The Company accrues, but does not pay, a portion of the Incentive Fee based on capital gains with respect to net unrealized appreciation. Under GAAP, the Company is required to accrue an Incentive Fee based on capital gains that includes net realized capital gains and losses and net unrealized capital appreciation and depreciation on investments held at the end of each period. In calculating the accrual for the Incentive Fee based on capital gains, the Company considers the cumulative aggregate unrealized capital appreciation in the calculation, since an Incentive Fee based on capital gains would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee payable under the Investment Management Agreement. This accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital appreciation or depreciation. If such amount is positive at the end of a period, then the Company records a capital gains incentive fee equal to 20% of such amount, minus the aggregate amount of actual Incentive Fees based on capital gains paid in all prior periods. If such amount is negative, then there is no accrual for such period. There can be no assurance that such unrealized capital appreciation will be realized in the future.

For the three and six months ended June 30, 2017, the Company incurred Incentive Fees based on income of $1,238 and $4,971, respectively. As of June 30, 2017, $1,238 remained payable. For the three and six months ended June 30, 2016, the Company incurred Incentive Fees based on income of $2,085 and $3,489, respectively. For the three and six months ended June 30, 2017 and 2016, the Company did not accrue any Incentive Fees based on capital gains.

Administration and Custodian Fees

The Company has entered into an administration agreement with State Street Bank and Trust Company (the “Administrator”) under which the Administrator provides various accounting and administrative services to the Company. The Company pays the Administrator fees for its services as it determines to be commercially reasonable in its sole discretion. The Company also reimburses the Administrator for all reasonable expenses. To the extent that the Administrator outsources any of its functions, the Administrator pays any compensation associated with such functions. The Administrator also serves as the Company’s custodian (the “Custodian”).

For the three and six months ended June 30, 2017, the Company incurred expenses for services provided by the Administrator and the Custodian of $191 and $381, respectively. As of June 30, 2017, $256 remained payable. For the three and six months ended June 30, 2016, the Company incurred expenses for services provided by the Administrator and the Custodian of $211 and $421, respectively.

Transfer Agent Fees

Effective May 2, 2016, the Company entered into a transfer agency and services agreement pursuant to which Computershare Trust Company, N.A. serves as the Company’s transfer agent (the “Transfer Agent”), dividend agent and registrar. From the IPO to May 1, 2016, State Street Bank and Trust Company served as the Transfer Agent and dividend agent. Prior to the IPO, GS & Co. was the Transfer Agent. For the three and six months ended June 30, 2017, the Company incurred expenses for services provided by the Transfer Agent of $4 and $8, respectively. As of June 30, 2017, $2 remained payable. For the three and six months ended June 30, 2016, the Company incurred expenses for services provided by the Transfer Agent of $4 and $20, respectively.

10b5-1 Plan

GS & Co. adopted a 10b5-1 plan (the “GS 10b5-1 Plan”) in accordance with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provided for the purchase by GS & Co. in the open market up to the lesser of (i) $25,000 in the aggregate of the Company’s common stock and (ii) such amount that would not bring its collective ownership (with Group Inc.) of the Company’s common stock over 19.9%. The GS 10b5-1 Plan expired on March 18, 2016. The GS 10b5-1 Plan required GS & Co. to purchase shares of the Company’s common stock when the market price per share was below the Company’s most recently reported NAV per share (including any updates, corrections or adjustments publicly announced by the Company to any previously announced NAV per share). The purchase of shares by GS & Co. pursuant to the GS 10b5-1 Plan was intended to satisfy the conditions of Rules 10b5-1 and 10b-18 under the Exchange Act, and was otherwise subject to applicable law, including Regulation M. Under the GS 10b5-1 Plan, GS & Co. increased the volume of purchases made anytime the market price per share of the Company’s common stock declined below the most recently reported NAV per share, subject to volume restrictions. Purchases of the Company’s common stock by GS & Co. under the GS 10b5-1 Plan may have resulted in the price of the Company’s common stock being higher than the price that otherwise might have existed in the open market. For the period January 1, 2016 through March 18, 2016, GS & Co. purchased 432,638 shares of the Company’s common stock pursuant to the GS 10b5-1 Plan.

Common Stock Repurchase Plan

In February 2015, the Board of Directors approved a common stock repurchase plan (the “Company Repurchase Plan”), which authorized the Company’s purchase of up to $35,000 of its common stock in the open market during open trading periods. No repurchases were made pursuant to the Company Repurchase Plan which expired on March 18, 2016.

In February 2016, the Board of Directors authorized the Company to repurchase up to $25,000 of the Company’s common stock if the stock trades below the most recently announced NAV per share (including any updates, corrections or adjustments publicly announced by the Company to any previously announced NAV per share), from March 18, 2016 to March 18, 2017, subject to certain limitations. In February 2017, the Company’s Board of Directors renewed its authorization of the stock repurchase plan to extend the expiration to March 18, 2018.

In connection with this authorization, the Company entered into a 10b5-1 plan (the “Company 10b5-1 Plan”). The Company 10b5-1 Plan provides that purchases will be conducted on the open market on a programmatic basis in accordance with Rules 10b5-1 and 10b-18 under the Exchange Act and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances. No purchases will be effected pursuant to the Company 10b5-1 Plan if such purchase would (i) cause the aggregate ownership of the Company’s outstanding common stock by Group Inc. and GS & Co. to equal or exceed 25.0% (due to the reduction in outstanding shares of stock as a result of such purchase) or (ii) cause the Company’s debt/equity ratio to exceed 0.75. The Company 10b5-1 Plan initially took effect on March 18, 2016 (with any purchases to commence after the opening of NYSE trading on March 21, 2016), was subsequently renewed and is scheduled to expire on March 18, 2018. Further, no purchases will be effected during the applicable restricted period under Regulation M as a result of an offering of securities by the Company or for a period of 60 days after the expiration of any overallotment option included in any common equity offering.

The Company’s repurchase of its common stock under the Company 10b5-1 Plan or otherwise may result in the price of the Company’s common stock being higher than the price that otherwise might exist in the open market. For the three and six months ended June 30, 2017, the Company did not repurchase any of its common stock pursuant to the Company 10b5-1 Plan or otherwise.

Co-investment Activity

In certain circumstances, negotiated co-investments by the Company and other funds managed by the Investment Adviser may be made only pursuant to an order from the SEC permitting the Company to do so. On January 4, 2017, the SEC granted GSAM, Goldman Sachs Private Middle Market Credit LLC (“GS PMMC”), Goldman Sachs Middle Market Lending Corp. (“GS MMLC”) and the Company exemptive relief (“Exemptive Relief”) that permits the Company to co-invest with GS PMMC, GS MMLC and certain other funds that may be managed by GSAM, including the GSAM Credit Alternatives Team, in the future, subject to certain terms and conditions in the Exemptive Relief. The GSAM Credit Alternatives Team is comprised of investment professionals dedicated to the Company’s investment strategy and other funds that share a similar investment strategy with the Company, who are responsible for identifying investment opportunities, conducting research and due diligence on prospective investments, negotiating and structuring the Company’s investments and monitoring and servicing the Company’s investments, together with investment professionals who are primarily focused on investment strategies in syndicated, liquid credit. Under the terms of the Exemptive Relief, a “required majority” (as defined in Section 57(o) of the Investment Company Act) of the Company’s independent directors must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to the Company and the Company’s stockholders and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the then-current investment objectives and strategies of the Company. As a result of the Exemptive Relief, there could be significant overlap in the Company’s investment portfolio and the investment portfolios of GS PMMC, GS MMLC and/or other funds established by the GSAM Credit Alternatives Team that could avail themselves of the Exemptive Relief.

Affiliates

At June 30, 2017 and December 31, 2016, Group Inc. owned 16.17% and 17.85%, respectively, of the outstanding shares of the Company’s common stock.

The Company’s investments in affiliates for the six months ended June 30, 2017, were as follows:

	Fair Value as of December 31, 2016	Gross Additions (3)	Gross Reductions (4)	Change in Unrealized Gains (Losses)	Fair Value as of June 30, 2017	Dividend and Interest Income	Other Income
Controlled Affiliates
Senior Credit Fund, LLC (1)	$78,394	$16,750	$—	$(321)	$94,823	$4,900	$746

Total Controlled Affiliates	$78,394	$16,750	$—	$(321)	$94,823	$4,900	$746

Non-Controlled Affiliates
Goldman Sachs Financial Square Government Fund (2)	$1	$160,438	$(158,316)	$—	$2,123	$13	$—
CB-HDT Holdings, Inc.	18,510	184	—	441	19,135	184	—
Iracore International Holdings, Inc.	—	10,392	—	(790)	9,602	75	—
Kawa Solar Holdings Limited	15,917	2,147	—	(5,463)	12,601	817	—
Prairie Provident Resources, Inc.	2,178	—	—	(780)	1,398	—	—
NTS Communications, Inc.	47,498	3,446	—	(2,924)	48,020	3,448	12

Total Non-Controlled Affiliates	$84,104	$176,607	$(158,316)	$(9,516)	$92,879	$4,537	$12

Total Affiliates	$162,498	$193,357	$(158,316)	$(9,837)	$187,702	$9,437	$758

(1)	Together with The Regents of the University of California (“Cal Regents”, and collectively with the Company, the “Members”), the Company invests through the Senior Credit Fund. Although the Company owns more than 25% of the voting securities of the Senior Credit Fund, the Company does not believe that it has control over the Senior Credit Fund (other than for purposes of the Investment Company Act). See Note 4 “Investments”.

(2)	Fund advised by an affiliate of Goldman Sachs.
(3)	Gross additions may include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
(4)	Gross reductions may include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

The Company’s investments in affiliates for the year ended December 31, 2016, were as follows:

	Fair Value as of December 31, 2015	Gross Additions (4)	Gross Reductions (5)	Change in Unrealized Gains (Losses)	Fair Value as of December 31, 2016	Dividend and Interest Income	Other Income
Controlled Affiliates
Senior Credit Fund, LLC (1)	$44,897	$31,425	$—	$2,072	$78,394	$6,575	$2,212

Total Controlled Affiliates	$44,897	$31,425	$—	$2,072	$78,394	$6,575	$2,212

Non-Controlled Affiliates
Goldman Sachs Financial Square Government Fund (2)	$10,117	$381,895	$(392,011)	$—	$1	$37	$—
CB-HDT Holdings, Inc.	—	15,694	—	2,816	18,510	18	—
Kawa Solar Holdings Limited	—	15,931	—	(14)	15,917	851	—
Prairie Provident Resources, Inc. (3)	4,048	—	—	(1,870)	2,178	—	—
NTS Communications, Inc.	—	42,929	—	4,569	47,498	1,669	13

Total Non-Controlled Affiliates	$14,165	$456,449	$(392,011)	$5,501	$84,104	$2,575	$13

Total Affiliates	$59,062	$487,874	$(392,011)	$7,573	$162,498	$9,150	$2,225

(1)	Together with Cal Regents, the Company invests through the Senior Credit Fund. Although the Company owns more than 25% of the voting securities of the Senior Credit Fund, the Company does not believe that it has control over the Senior Credit Fund (other than for purposes of the Investment Company Act). See Note 4 “Investments”.
(2)	Fund advised by an affiliate of Goldman Sachs.
(3)	Formerly known as Lone Pine Resources CDA, Ltd.
(4)	Gross additions may include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
(5)	Gross reductions may include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

4. INVESTMENTS

As of the dates indicated, the Company’s investments (excluding an investment in a money market fund managed by an affiliate of Group Inc. of $2,123 and $1, respectively) consisted of the following:

	June 30, 2017		December 31, 2016
Investment Type	Cost	Fair Value	Cost	Fair Value
1st Lien/Senior Secured Debt	$369,905	$363,755	$436,896	$421,026
1st Lien/Last-Out Unitranche	334,930	306,481	329,455	310,254
2nd Lien/Senior Secured Debt	316,635	317,251	352,696	336,178
Unsecured Debt	3,300	3,300	3,115	3,115
Preferred Stock	11,150	11,238	11,123	11,833
Common Stock	21,426	14,998	11,633	6,490
Investment Funds & Vehicles[1]	94,342	94,823	77,592	78,394

Total Investments	$1,151,688	$1,111,846	$1,222,510	$1,167,290

[1]	Includes equity investments in the Senior Credit Fund.

As of the dates indicated, the industry composition of the Company’s portfolio at fair value was as follows:

Industry	June 30, 2017	December 31, 2016
Software	9.9%	9.8%
Diversified Telecommunication Services	8.6	8.0
Investment Funds & Vehicles	8.5	6.7
Air Freight & Logistics	6.2	3.8
Health Care Equipment & Supplies	6.1	4.7
Distributors	5.9	5.1
Health Care Providers & Services	5.5	3.2
Real Estate Management & Development	5.2	4.9
Electronic Equipment, Instruments & Components	5.1	4.8
Professional Services	4.1	4.8
Internet Software & Services	4.0	8.3
Media	3.8	3.7
Aerospace & Defense	3.3	3.1
Machinery	3.0	3.1
Specialty Retail	2.7	2.6
Household Products	2.7	2.5
IT Services	2.6	0.0
Food Products	2.0	1.0
Internet Catalog & Retail	1.9	—
Chemicals	1.8	—
Auto Components	1.8	1.7
Commercial Services & Supplies	1.6	1.7
Construction & Engineering	1.1	1.4
Leisure Equipment & Products	0.9	0.9
Energy Equipment & Services	0.9	0.6
Containers & Packaging	0.7	—
Oil, Gas & Consumable Fuels	0.1	0.2
Health Care Technology	—	6.0
Building Products	—	6.4
Computers & Peripherals	—	1.0

Total	100.0%	100.0%

As of the dates indicated, the geographic composition of the Company’s portfolio at fair value was as follows:

Geographic	June 30, 2017	December 31, 2016
United States	98.8%	98.5%
Germany	1.1	1.3
Canada	0.1	0.2

Total	100.0%	100.0%

Senior Credit Fund, LLC

The Senior Credit Fund, an unconsolidated Delaware limited liability company, was formed on May 7, 2014 and commenced operations on October 1, 2014. The Company invests together with Cal Regents through the Senior Credit Fund. The Senior Credit Fund’s principal purpose is to make investments, either directly or indirectly through its wholly owned subsidiary, Senior Credit Fund SPV I, LLC (“SPV I”), primarily in senior secured loans to middle-market companies. Each of the Company and Cal Regents has a 50% economic ownership in the Senior Credit Fund and each has subscribed to fund $100,000. Except under certain circumstances, contributions to the Senior Credit Fund cannot be redeemed. The Senior Credit Fund is managed by a six member board of managers, on which the Company and Cal Regents have equal representation. Investment decisions generally must be unanimously approved by a quorum of the board of managers.

On December 19, 2016, SPV I entered into an amended and restated credit facility (as amended, the “Asset Based Facility”), which, consists of a revolving credit facility (the “SPV I Revolving Credit Facility”), a term loan facility (the “SPV I Term Loan Facility”) and a Class B loan facility (the “SPV I Class B Facility”), with various lenders. For the Asset Based Facility, Natixis, New York Branch (“Natixis”) serves as the facility agent, and State Street Bank and Trust Company serves as the collateral agent. The Asset Based Facility includes a maximum borrowing capacity of $400,000. The SPV I Revolving Credit Facility provided for borrowings in an aggregate amount up to $120,000 on a committed basis as of June 30, 2017. As of June 30, 2017, the SPV I Term Loan Facility consisted of a $240,000 fully drawn term loan and the SPV I Class B Facility consisted of a $40,000 fully drawn Class B loan. As of June 30, 2017 and December 31, 2016, the SPV I’s outstanding borrowings under the Asset Based Facility were $339,242 and $303,250, respectively.

The Senior Credit Fund had entered into a revolving credit facility (the “Subscription Facility”) with Versailles Assets LLC, as lender, and Natixis, as the facility agent. The Subscription Facility provided for borrowings in an aggregate amount up to $50,000 on a committed basis. The Senior Credit Fund’s obligations to Natixis and the lenders were secured by the unfunded subscriptions of the Company and Cal Regents, proceeds of such subscriptions and certain other assets. On September 30, 2016, the Senior Credit Fund paid in full all loans outstanding and the Subscription Facility was terminated. In connection thereof, the related documents governing the Subscription Facility were also terminated.

As of June 30, 2017 and December 31, 2016, the Company and Cal Regents had subscribed to fund and contributed the following to the Senior Credit Fund:

	June 30, 2017		December 31, 2016
Member	Subscribed to fund	Contributed	Subscribed to fund	Contributed
Company	$100,000	$94,342	$100,000	$77,592
Cal Regents	100,000	94,342	100,000	77,592

Total	$200,000	$188,684	$200,000	$155,184

As of June 30, 2017 and December 31, 2016, the Senior Credit Fund had total investments in senior secured debt at fair value of $502,428 and $479,526, respectively. As of June 30, 2017 and December 31, 2016, the Senior Credit Fund had no investments on non-accrual status. As of June 30, 2017 and December 31, 2016, the Senior Credit Fund had an investment in a money market fund managed by an affiliate of Group Inc. with a total fair value of $17,433 and $1,942, respectively. In addition, as of June 30, 2017, the Senior Credit Fund had six unfunded commitments totaling $12,548 and as of December 31, 2016, the Senior Credit Fund had three unfunded commitments totaling $6,296.

Below is a summary of the Senior Credit Fund’s portfolio, excluding an investment in a money market fund managed by an affiliate of Group Inc., followed by a listing of the individual loans in the Senior Credit Fund’s portfolio as of June 30, 2017 and December 31, 2016:

	As of
	June 30, 2017	December 31, 2016
Total senior secured debt(1)	$520,804	$489,657
Weighted average current interest rate on senior secured debt(2)	7.0%	6.6%
Number of borrowers in the Senior Credit Fund	35	37
Largest loan to a single borrower(1)	$24,949	$24,618

(1)	At par amount.
(2)	Computed as the (a) annual stated interest rate on accruing senior secured debt, divided by (b) total senior secured debt at par amount.

Senior Credit Fund Portfolio as of June 30, 2017
Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
					(in millions)
1st Lien/Senior Secured Debt
3SI Security Systems, Inc. (++)	Commercial Services & Supplies	L + 6.25% (1.00% Floor)	06/16/2023	$15,000	$14,776	$14,775
Ansira Partners, Inc. (+++)	Media	L + 6.50% (1.00% Floor)	12/20/2022	8,684	8,602	8,597
Ansira Partners, Inc. (1) (2)	Media	L + 6.50% (1.00% Floor)	12/20/2022	1,273	(12)	(13)
ASC Acquisition Holdings, LLC (+) (3)	Distributors	L + 7.50% (1.00% Floor)	12/15/2021	10,969	10,869	10,859
ASC Acquisition Holdings, LLC (1) (3)	Distributors	L + 7.50% (1.00% Floor)	12/15/2021	3,750	—	—
ATX Networks Corp. (+++)	Communications Equipment	L + 6.00% (1.00% Floor)	06/11/2021	16,640	16,496	16,390
Badger Sportswear, Inc. (+++)	Textiles, Apparel & Luxury Goods	L + 4.50% (1.00% Floor)	09/11/2023	14,888	14,752	14,813
Crowne Group, LLC (+++)	Auto Components	L + 9.25% (1.00% Floor)	05/26/2021	16,618	16,478	16,784
CST Buyer Company (++++)	Diversified Consumer Services	L + 6.25% (1.00% Floor)	03/01/2023	20,648	20,105	20,080
CST Buyer Company (1)(2)	Diversified Consumer Services	L + 6.25% (1.00% Floor)	03/01/2023	1,800	(47)	(50)
DBRS Limited (+++)	Capital Markets	L + 5.25% (1.00% Floor)	03/04/2022	11,730	11,651	11,437
DiscoverOrg, LLC (+) (3)	Software	L + 4.25% (1.00% Floor)	06/02/2020	6,947	6,925	6,929
Explorer Holdings, Inc. (+++)	Health Care Technology	L + 5.00% (1.00% Floor)	05/02/2023	9,900	9,812	9,974
GK Holdings, Inc. (+++)	IT Services	L + 6.00% (1.00% Floor)	01/20/2021	17,550	17,473	16,848
HC Group Holdings III, Inc. (+)	Health Care Providers & Services	L + 5.00% (1.00% Floor)	04/07/2022	8,843	8,812	8,776
Help/Systems, LLC (+++)	Software	L + 4.50% (1.00% Floor)	10/08/2021	17,811	17,337	17,834
Hygiena Borrower LLC (+++)	Life Sciences Tools & Services	L + 4.75% (1.00% Floor)	08/26/2022	15,960	15,808	15,641
Hygiena Borrower LLC (1) (2)	Life Sciences Tools & Services	L + 4.75% (1.00% Floor)	08/26/2022	1,667	(24)	(47)
Jill Acquisition LLC (+++)	Textiles, Apparel & Luxury Goods	L + 5.00% (1.00% Floor)	05/08/2022	14,074	13,983	13,722
KMG Chemicals Inc. (+)	Chemicals	L + 4.25% (1.00% Floor)	06/15/2024	7,000	6,965	7,064
Lattice Semiconductor Corporation (+)	Semiconductors & Semiconductor Equipment	L + 4.25% (1.00% Floor)	03/10/2021	10,806	10,653	10,752
Liquidnet Holdings, Inc. (+) (4)	Capital Markets	L + 6.75% (1.00% Floor)	05/22/2019	23,915	23,694	23,855
Loar Group, Inc. (+)	Aerospace & Defense	L + 4.75% (1.00% Floor)	01/12/2022	9,644	9,429	9,596
MB Aerospace Holdings Inc. (+++)	Aerospace & Defense	L + 5.50% (1.00% Floor)	12/15/2022	15,769	15,642	15,808
Netsmart Technologies, Inc. (+++)	Health Care Technology	L + 4.50% (1.00% Floor)	04/19/2023	18,842	18,787	18,936
Playcore Wisconsin, Inc. (+++)	Leisure Equipment & Products	L + 4.25% (1.00% Floor)	05/29/2020	17,910	17,755	17,776
Pomeroy Group LLC (+++++)	IT Services	L + 6.00% (1.00% Floor)	11/30/2021	15,839	15,431	14,968
Professional Physical Therapy (+++)	Health Care Providers & Services	L + 6.00% (1.00% Floor)	12/16/2022	10,448	10,351	10,343
RealD, Inc. (+)	Media	L + 7.50% (1.00% Floor)	03/22/2021	16,766	16,628	16,641
Research Now Group, Inc. (+++)	Professional Services	L + 4.50% (1.00% Floor)	03/18/2021	9,435	9,333	9,412
SciQuest, Inc. (+++++)	Internet Software & Services	L + 4.75% (1.00% Floor)	07/28/2023	19,617	19,527	19,519
Smarte Carte, Inc. (+++)	Air Freight & Logistics	L + 5.50% (1.00% Floor)	08/30/2021	10,846	10,753	10,764
SMS Systems Maintenance Services, Inc. (+)	IT Services	L + 5.00% (1.00% Floor)	10/30/2023	14,925	14,854	14,860
Stackpath, LLC (++++)	Internet Software & Services	L + 5.00% (1.00% Floor)	02/03/2023	16,958	16,795	16,788
Tronair Parent Inc. (+)	Air Freight & Logistics	L + 4.75% (1.00% Floor)	09/08/2023	13,895	13,770	13,756
U.S. Acute Care Solutions, LLC (+++)	Health Care Providers & Services	L + 5.00% (1.00% Floor)	05/14/2021	12,935	12,816	12,806
VRC Companies, LLC (++++)	Commercial Services & Supplies	L + 6.50% (1.00% Floor)	03/31/2023	20,006	19,570	19,556

Senior Credit Fund Portfolio as of June 30, 2017
Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
					(in millions)
VRC Companies, LLC (++++) (1)	Commercial Services & Supplies	L + 6.50% (1.00% Floor)	03/31/2023	3,531	$700	$697
VRC Companies, LLC (++++) (1)	Commercial Services & Supplies	L + 6.50% (1.00% Floor)	03/31/2022	1,412	40	39
Zep Inc. (+)	Chemicals	L + 4.00% (1.00% Floor)	06/27/2022	11,841	11,820	11,855

Total 1st Lien/Senior Secured Debt					479,109	479,140

1st Lien/First-Out Unitranche
Infogix, Inc. (+++)	Software	L + 4.75% (1.00% Floor)	12/31/2021	9,712	9,635	9,688

Total 1st Lien/First-Out Unitranche					9,635	9,688

2nd Lien/Senior Secured Debt
DiscoverOrg, LLC (+) (3)	Software	L + 9.00% (1.00% Floor)	02/10/2022	8,000	7,868	7,900
GK Holdings, Inc. (+++)	IT Services	L + 10.25% (1.00% Floor)	01/20/2022	6,000	5,911	5,700

Total 2nd Lien/Senior Secured Debt					13,779	13,600

Total Corporate Debt					$502,523	$502,428

	Yield	Shares	Cost	Fair Value
Investments in Affiliated Money Market Fund
Goldman Sachs Financial Square Government Fund	0.86%(5)	17,432,583	$17,433	$17,433

Total Investments in Affiliated Money Market Fund			17,433	17,433

TOTAL INVESTMENTS			$519,956	$519,861

(+)	The interest rate on these loans is subject to the greater of a London Interbank Offered Rate (“LIBOR”) floor or 1 month LIBOR plus a base rate. The 1 month LIBOR as of June 30, 2017 was 1.22%.
(++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 2 month LIBOR plus a base rate. The 2 month LIBOR as of June 30, 2017 was 1.25%.
(+++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 3 month LIBOR plus a base rate. The 3 month LIBOR as of June 30, 2017 was 1.30%.
(++++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 6 month LIBOR plus a base rate. The 6 month LIBOR as of June 30, 2017 was 1.45%.
(+++++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 12 month LIBOR plus a base rate. The 12 month LIBOR as of June 30, 2017 was 1.74%.
(1)	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date, that may expire prior to the maturity date stated.
(2)	The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.
(3)	The Company also holds a portion of the 2nd lien/senior secured debt in this portfolio company.
(4)	Initial investment was purchased at fair value from the Company in October 2014.
(5)	The rate shown is the annualized seven-day yield as of June 30, 2017.
L —	LIBOR

Senior Credit Fund Portfolio as of December 31, 2016
Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
1st Lien/Senior Secured Debt
Affordable Care Holding Corp. (+++)	Health Care Providers & Services	L + 4.75% (1.00% Floor)	10/22/2022	$4,950	$4,864	$4,950
Ansira Partners, Inc. (1)	Media	L + 6.50% (1.00% Floor)	12/20/2022	8,727	8,640	8,640
Ansira Partners, Inc. (1) (2)	Media	L + 6.50% (1.00% Floor)	12/20/2022	1,273	—	—
ASC Acquisition Holdings, LLC (+++) (3)	Distributors	L + 7.50% (1.00% Floor)	12/15/2021	11,250	11,138	11,137
ASC Acquisition Holdings, LLC (+++) (2) (3)	Distributors	L + 7.50% (1.00% Floor)	12/15/2021	3,750	—	—
ATX Networks Corp. (+++)	Communications Equipment	L + 6.00% (1.00% Floor)	06/11/2021	16,767	16,607	16,348
Badger Sportswear, Inc. (+++)	Textiles, Apparel & Luxury Goods	L + 4.50% (1.00% Floor)	09/11/2023	14,963	14,861	14,850
ConvergeOne Holdings Corporation (+++) (4)	Communications Equipment	L + 5.38% (1.00% Floor)	06/17/2020	17,401	17,261	17,314
Crowne Group, LLC (+++)	Auto Components	L + 9.25% (1.00% Floor)	05/26/2021	16,873	16,717	17,041
DBRS Limited (+++)	Capital Markets	L + 5.25% (1.00% Floor)	03/04/2022	11,790	11,697	10,729
DiscoverOrg, LLC (+) (3)	Software	L + 4.25% (1.00% Floor)	06/02/2020	7,147	7,121	7,075
Edgewood Partners Insurance Center (+)	Insurance	L + 6.00% (1.00% Floor)	03/16/2023	15,880	15,589	15,920
Explorer Holdings, Inc. (+++)	Health Care Technology	L + 5.00% (1.00% Floor)	05/02/2023	9,950	9,855	10,025
GK Holdings, Inc. (+++)	IT Services	L + 5.50% (1.00% Floor)	01/20/2021	17,640	17,555	17,464
HC Group Holdings III, Inc. (+++)	Health Care Providers & Services	L + 5.00% (1.00% Floor)	04/07/2022	8,888	8,852	8,510
Help/Systems, LLC (+++)	Software	L + 5.25% (1.00% Floor)	10/08/2021	17,955	17,407	17,910
Imagine! Print Solutions, Inc. (+++)	Commercial Services & Supplies	L + 6.00% (1.00% Floor)	03/30/2022	4,965	4,909	5,039
Jill Acquisition LLC (+++)	Textiles, Apparel & Luxury Goods	L + 5.00% (1.00% Floor)	05/08/2022	15,805	15,700	15,746
Lattice Semiconductor Corporation (+++)	Semiconductors & Semiconductor Equipment	L + 4.25% (1.00% Floor)	03/10/2021	11,986	11,803	11,956
Liquidnet Holdings, Inc. (+) (4)	Capital Markets	L + 6.75% (1.00% Floor)	05/22/2019	24,618	24,340	24,433
Loar Group, Inc. (++)	Aerospace & Defense	L + 4.75% (1.00% Floor)	01/12/2022	9,925	9,684	9,875
MB Aerospace Holdings Inc. (+++)	Aerospace & Defense	L + 5.50% (1.00% Floor)	12/15/2022	15,849	15,708	15,769
Mister Car Wash, Inc. (1)	Automobiles	L + 4.25% (1.00% Floor)	08/20/2021	6,650	6,600	6,658
Mister Car Wash, Inc. (1) (2)	Automobiles	L + 4.25% (1.00% Floor)	08/20/2021	1,333	—	12
Netsmart Technologies, Inc. (+++)	Health Care Technology	L + 4.50% (1.00% Floor)	04/19/2023	18,937	18,878	18,997
Oasis Outsourcing Holdings, Inc. (+)	Diversified Financial Services	L + 4.75% (1.00% Floor)	12/27/2021	3,979	3,970	3,989
PGX Holdings, Inc. (+++) (4)	Professional Services	L + 5.25% (1.00% Floor)	09/29/2020	13,578	13,510	13,552
Playcore Wisconsin, Inc. (+++)	Leisure Equipment & Products	L + 4.25% (1.00% Floor)	05/29/2020	18,000	17,820	17,820
Pomeroy Group LLC (++++)	IT Services	L + 6.00% (1.00% Floor)	11/30/2021	15,920	15,472	15,760
Precyse Acquisition Corp. (+)	Health Care Technology	L + 5.50% (1.00% Floor)	10/20/2022	7,469	7,369	7,553
Professional Physical Therapy (+++)	Health Care Providers & Services	L + 6.00% (1.00% Floor)	12/16/2022	10,500	10,395	10,395
RealD, Inc. (++)	Media	L + 7.50% (1.00% Floor)	03/22/2021	16,873	16,719	16,704
Research Now Group, Inc. (+++)	Professional Services	L + 4.50% (1.00% Floor)	03/18/2021	9,592	9,476	9,448
SciQuest, Inc. (++++)	Internet Software & Services	L + 4.75% (1.00% Floor)	07/28/2023	13,930	13,863	13,860
Smarte Carte, Inc. (+++)	Air Freight & Logistics	L + 5.50% (1.00% Floor)	08/30/2021	11,213	11,107	11,100

Senior Credit Fund Portfolio as of December 31, 2016
Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
Tronair Parent Inc. (+++)	Air Freight & Logistics	L + 4.75% (1.00% Floor)	09/08/2023	13,860	$13,762	$13,721
U.S. Acute Care Solutions, LLC (1)	Health Care Providers & Services	L + 5.00% (1.00% Floor)	05/14/2021	13,000	12,870	12,870
Veresen Midstream Limited Partnership (+++)	Energy Equipment & Services	L + 4.25% (1.00% Floor)	03/31/2022	10,808	10,614	10,871
Zep Inc. (+++)	Chemicals	L + 4.00% (1.00% Floor)	06/27/2022	11,901	11,879	11,961

Total 1st Lien/Senior Secured Debt					454,612	456,002

1st Lien/First-Out Unitranche
Infogix, Inc. (+++)	Software	L + 4.75% (1.00% Floor)	12/31/2021	9,762	9,676	9,664

Total 1st Lien/First-Out Unitranche					9,676	9,664

Portfolio Company	Industry	Interest	Maturity	Par Amount	Cost	Fair Value
2nd Lien/Senior Secured Debt
DiscoverOrg, LLC (+++)(3)	Software	L + 9.00% (1.00% Floor)	02/10/2022	$8,000	$7,858	$7,860
GK Holdings, Inc. (+++)	IT Services	L + 9.50% (1.00% Floor)	01/20/2022	6,000	5,904	6,000

Total 2nd Lien/Senior Secured Debt					13,762	13,860

Total Corporate Debt					478,050	479,526

	Yield		Shares	Cost	Fair Value
Investments in Affiliated Money Market Fund
Goldman Sachs Financial Square Government Fund	0.45	%(5)	1,941,599	$1,942	$1,942

Total Investments in Affiliated Money Market Fund				1,942	1,942

TOTAL INVESTMENTS				$479,992	$481,468

(+)	The interest rate on these loans is subject to the greater of a LIBOR floor or 1 month LIBOR plus a base rate. The 1 month LIBOR as of December 31, 2016 was 0.77%.
(++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 2 month LIBOR plus a base rate. The 2 month LIBOR as of December 31, 2016 was 0.82%.
(+++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 3 month LIBOR plus a base rate. The 3 month LIBOR as of December 31, 2016 was 1.00%.
(++++)	The interest rate on these loans is subject to the greater of a LIBOR floor or 12 month LIBOR plus a base rate. The 12 month LIBOR as of December 31, 2016 was 1.69%.
(1)	Position or portion thereof unsettled as of December 31, 2016.
(2)	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date, that may expire prior to the maturity date stated.
(3)	The Company also holds a portion of the 2nd lien/senior secured debt in this portfolio company.
(4)	Initial investment was purchased at fair value from the Company in October 2014.
(5)	The rate shown is the annualized seven-day yield as of December 31, 2016.
L —	LIBOR

Below is selected balance sheet information for the Senior Credit Fund as of June 30, 2017 and December 31, 2016:

	As of
	June 30, 2017	December 31, 2016
Selected Balance Sheet Information
Total investments, at fair value	$519,861	$481,468
Cash and other assets	15,212	10,930

Total assets	$535,073	$492,398

Debt (1)	$336,599	$300,574
Other liabilities	8,828	35,036

Total liabilities	$345,427	$335,610

Members’ equity	189,646	156,788

Total liabilities and members’ equity	$535,073	$492,398

(1)	Net of deferred financing costs for the SPV I Term Loan Facility, which were in the amount of $2,643 and $2,676 as of June 30, 2017 and December 31, 2016, respectively.

Below is selected statements of operations information for the Senior Credit Fund for the three and six months ended June 30, 2017 and 2016:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016
Selected Statements of Operations Information:
Total investment income	$10,179	$6,315	$18,605	$11,315
Expenses
Interest and other debt expenses	3,551	2,169	6,650	4,274
Excess loan origination and structuring fees	746	477	746	603
Professional fees	130	100	309	207
Administration and custodian fees	101	80	196	159
Other expenses	19	14	52	26

Total expenses	4,547	2,840	7,953	5,269

Total net income	5,632	3,475	10,652	6,046
Net realized gain (loss) on investments	—	—	77	—
Net change in unrealized appreciation (depreciation) on investments	(2,232)	2,217	(1,571)	1,994

Net increase (decrease) in members’ equity	$3,400	$5,692	$9,158	$8,040

Loan Origination and Structuring Fees

If the loan origination and structuring fees earned by the Senior Credit Fund (including directly or indirectly through SPV I or another vehicle) during a period exceed the Senior Credit Fund’s expenses (excluding interest and other debt expenses), such excess is paid as a fee to the Member(s) responsible for the origination of the loans pro rata in accordance with the total loan origination and structuring fees earned by the Senior Credit Fund with respect to the loans originated by such Member. The loan origination and structuring fee is accrued quarterly and included in other income from controlled affiliated investments on the Consolidated Statements of Operations and paid annually. For the three and six months ended June 30, 2017, the Company accrued income based on loan origination and structuring fees of $746 and $746, respectively. For the three and six months ended June 30, 2016, the Company accrued income based on loan origination and structuring fees of $437 and $544, respectively.

5. FAIR VALUE MEASUREMENT

The fair value of a financial instrument is the amount that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

Basis of Fair Value Measurement

Level 1—Inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 include unrestricted securities, including equities and derivatives, listed in active markets.

Level 2—Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The types of financial instruments in this category include less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities and certain over-the-counter derivatives where the fair value is based on observable inputs.

Level 3—Inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately held entities and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Note 2 “Significant Accounting Policies” should be read in conjunction with the information outlined below.

The table below presents the valuation techniques and the nature of significant inputs generally used in determining the fair value of Level 2 Instruments.

Level 2 Instruments	Valuation Techniques and Significant Inputs
Equity and Fixed Income

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency include commercial paper, most government agency obligations, most corporate debt securities, certain mortgage-backed securities, certain bank loans, less liquid publicly listed equities, certain state and municipal obligations, certain money market instruments and certain loan commitments.

Valuations of Level 2 Equity and Fixed Income instruments can be verified to quoted prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g. indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

The table below presents the valuation techniques and the nature of significant inputs generally used in determining the fair value of Level 3 Instruments.

Level 3 Instruments	Valuation Techniques and Significant Inputs
Bank Loans, Corporate Debt, and Other Debt Obligations	Valuations are generally based on discounted cash
flow techniques, for which the significant inputs are
the amount and timing of expected future cash flows,
market yields and recovery assumptions. The
significant inputs are generally determined based on
relative value analyses, which incorporate
comparisons both to credit default swaps that
reference the same underlying credit risk and to other
debt instruments for the same issuer for which
observable prices or broker quotes are available.
Other valuation methodologies are used as
appropriate including market comparables,
transactions in similar instruments and recovery/
liquidation analysis.

Equity	Recent third-party investments or pending
transactions are considered to be the best evidence for
any change in fair value. When these are not
available, the following valuation methodologies are
used, as appropriate and available:

•    Transactions in similar instruments;

•    Discounted cash flow techniques;

•    Third party appraisals; and

•    Industry multiples and public comparables.

Evidence includes recent or pending reorganizations
(for example, merger proposals, tender offers and
debt restructurings) and significant changes in
financial metrics, including:

•    Current financial performance as compared to
projected performance;

•    Capitalization rates and multiples; and

•    Market yields implied by transactions of similar
or related assets.

The tables below present the ranges of significant unobservable inputs used to value the Company’s Level 3 assets and liabilities as of June 30, 2017 and December 31, 2016. These ranges represent the significant unobservable inputs that were used in the valuation of each type of instrument, but they do not represent a range of values for any one instrument. For example, the lowest yield in 1st Lien/Senior Secured is appropriate for valuing that specific debt investment, but may not be appropriate for valuing any other debt investments in this asset class. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Company’s Level 3 assets and liabilities.

Level 3 Instruments	Level 3 Assets as of June 30, 2017[1]	Significant Unobservable Inputs by Valuation Techniques[2]	Range[3] of Significant Unobservable Inputs (Weighted Average4) as of June 30, 2017
Bank Loans, Corporate Debt, and Other Debt Obligations	1st Lien/Senior Secured	Discounted cash flows:
	$305,685	• Discount Rate	9.3% - 16.9% (11.9%)

Collateral analysis:
		• Recovery Rate	30.2% - 100.0% (72.5%)

	1st Lien/Last-Out Unitranche	Discounted cash flows:
	$288,993	• Discount Rate	10.2% - 18.6% (13.4%)

Comparable multiples:
		• EV/Revenue	0.2x - 1.0x (0.6x)

Comparable multiples:
		• EV/EBITDA[5]	8.1x - 12.5x (7.8x)

	2nd Lien/Senior Secured	Discounted cash flows:
	$203,471	• Discount Rate	10.5% - 15.1% (11.9%)

	Unsecured Debt	Discounted cash flows:
	$3,300	• Discount Rate	5.1% - 5.9% (12.0%)

Equity	Preferred Stock	Comparable multiples:
	$11,238	• EV/EBITDA[5]	7.3x - 14.6x (6.8x)
	Common Stock	Discounted cash flows:
	$12,260	• Discount Rate	11.1% - 20% (18.8%)

Comparable multiples:
		• EV/Revenue	2.2x - 7.7x (2.7x)

Comparable multiples:
		• EV/EBITDA[5]	6.8x - 17.5x (7.0x)

[1]	Included within Level 3 Assets of $930,886 is an amount of $105,939 in which the Investment Adviser did not develop the unobservable inputs (examples include single source broker quotations, third party pricing, and prior transactions).
[2]	The fair value of any one instrument may be determined using multiple valuation techniques. For example, market comparable and discounted cash flows may be used together to determine fair value. Therefore, the level 3 balance encompasses both of these techniques.
[3]	The range for an asset category consisting of a single investment represents the relevant market data considered in determining the fair value of the investment.
[4]	Weighted average for an asset category consisting of multiple investments is calculated by weighting the significant unobservable input by the relative fair value of the investment. Weighted average for an asset category consisting of a single investment represents the significant unobservable input used in the fair value of the investment.
[5]	Enterprise value of portfolio company as a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”).

Level 3 Instruments	Level 3 Assets as of December 31, 2016[1]	Significant Unobservable Inputs by Valuation Techniques[2]	Range(3) of Significant Unobservable Inputs (Weighted Average4) as of December 31, 2016
Bank Loans, Corporate Debt, and Other Debt Obligations	1st Lien/Senior Secured Debt	Discounted cash flows:
	$379,181	• Discount Rate	9.1% - 20% (11.6%)
Comparable multiples:
		• EV/EBITDA[5]	2.9x - 19.5x (5.0x)

	1st Lien/Last-Out Unitranche	Discounted cash flows:
	$310,254	• Discount Rate	10.8% - 15.6% (12.9%)

Comparable multiples:
		• EV/EBITDA[5]	7.7x - 13.2x (7.9x)

	2nd Lien/Senior Secured Debt	Discounted cash flows:
	$214,643	• Discount Rate	10.7% - 48.1% (12.6%)

Comparable multiples:
		• EV/EBITDA[5]	6.5x - 9.1x (6.8x)

Equity	Preferred Stock	Comparable multiples:
	$11,083	• EV/EBITDA[5]	5.6x - 12.3x (6.3x)

	Common Stock	Comparable multiples:
	$4,312	• EV/EBITDA[5]	5.6x - 12.3x (6.3x)

[1]	Included within Level 3 Assets of $977,713 is an amount of $58,240 in which the Investment Adviser did not develop the unobservable inputs (examples include single source broker quotations, third party pricing, and prior transactions).
[2]	The fair value of any one instrument may be determined using multiple valuation techniques. For example, market comparable and discounted cash flows may be used together to determine fair value. Therefore, the Level 3 balance encompasses both of these techniques.
[3]	The range for an asset category consisting of a single investment represents the relevant market data considered in determining the fair value of the investment.
[4]	Weighted average for an asset category consisting of multiple investments is calculated by weighting the significant unobservable input by the relative fair value of the investment. Weighted average for an asset category consisting of a single investment represents the significant unobservable input used in the fair value of the investment.
[5]	Enterprise value of portfolio company as a multiple of EBITDA.

As noted above, the income and market approaches were used in the determination of fair value of certain Level 3 assets as of June 30, 2017 and December 31, 2016. The significant unobservable inputs used in the income approach are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. An increase in the discount rate or market yield would result in a decrease in the fair value. Included in the consideration and selection of discount rates is risk of default, rating of the investment, call provisions and comparable company investments. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market multiples would result in an increase or decrease, respectively, in the fair value.

The following is a summary of the Company’s assets categorized within the fair value hierarchy as of June 30, 2017:

Assets	Level 1	Level 2	Level 3	Total
1st Lien/Senior Secured Debt	$—	$19,350	$344,405	$363,755
1st Lien/Last-Out Unitranche	—	—	306,481	306,481
2nd Lien/Senior Secured Debt	—	65,389	251,862	317,251
Unsecured Debt	—	—	3,300	3,300
Preferred Stock	—	—	11,238	11,238
Common Stock	—	1,398	13,600	14,998
Affiliated Money Market Fund	2,123	—	—	2,123

Subtotal	$2,123	$86,137	$930,886	$1,019,146

Investments measured at NAV[1]				94,823

Total assets				$1,113,969

[1]	Includes equity investments in the Senior Credit Fund.

The following is a summary of the Company’s assets categorized within the fair value hierarchy as of December 31, 2016:

Assets	Level 1	Level 2	Level 3	Total
1st Lien/Senior Secured Debt	$—	$41,845	$379,181	$421,026
1st Lien/Last-Out Unitranche	—	—	310,254	310,254
2nd Lien/Senior Secured Debt	—	67,160	269,018	336,178
Unsecured Debt	—	—	3,115	3,115
Preferred Stock	—	—	11,833	11,833
Common Stock	—	2,178	4,312	6,490
Affiliated Money Market Fund	1	—	—	1

Subtotal	$1	$111,183	$977,713	$1,088,897

Investments measured at NAV[1]				78,394

Total assets				$1,167,291

[1]	Includes equity investments in the Senior Credit Fund.

The following is a reconciliation of Level 3 assets for the six months ended June 30, 2017:

Level 3	Beginning Balance as of January 1, 2017	Purchases(1)	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)(2)	Sales and Settlements(1)	Net Amortization of Premium/ Discount	Transfers In	Transfers Out	Ending Balance as of June 30, 2017
1st Lien/Senior Secured Debt	$379,181	$67,468	$(14,400)	$7,856	$(98,547)	$2,847	$—	$—	$344,405
1st Lien/Last-Out Unitranche	310,254	30,749	—	(9,248)	(26,936)	1,662	—	—	306,481
2nd Lien/Senior Secured Debt	269,018	114,617	(23,709)	14,039	(123,840)	1,737	—	—	251,862
Unsecured Debt	3,115	185	—	—	—	–	—	—	3,300
Preferred Stock	11,833	27	—	(622)	—	–	—	—	11,238
Common Stock	4,312	9,793	—	(505)	—	–	—	—	13,600

Total assets	$977,713	$222,839	$(38,109)	$11,520	$(249,323)	$6,246	$—	$—	$930,886

(1)	Purchases may include securities received in corporate actions and PIK. Sales and Settlements may include securities delivered in corporate actions.

(2)	Change in unrealized appreciation (depreciation) relating to assets still held at June 30, 2017 totaled $(13,930) consisting of the following: 1st Lien/Senior Secured Debt $(4,544), 1st Lien/Last-Out Unitranche $(8,707), 2nd Lien/Senior Secured Debt $448, Unsecured Debt $0, Preferred Stock $(622), and Common Stock $(505).

The following is a reconciliation of Level 3 assets for the six months ended June 30, 2016:

Level 3	Beginning Balance as of January 1, 2016	Purchases(1)	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)(2)	Sales and Settlements(1)	Net Amortization of Premium/ Discount	Transfers In	Transfers Out	Ending Balance as of June 30, 2016
1st Lien/Senior Secured Debt	$362,331	$31,375	$—	$(4,763)	$(5,972)	$655	$—	$—	$383,626
1st Lien/Last-Out Unitranche	305,727	6,308	—	(3,498)	(4,557)	677	—	—	304,657
2nd Lien/Senior Secured Debt	257,701	39,390	—	(27,789)	(25,000)	745	8,200	(16,800)	236,447
Preferred Stock	24,872	209	—	(490)	–—	—	—	—	24,591
Common Stock	—	—	—	—	—	—	—	—	—

Total assets	$950,631	$77,282	$—	$(36,540)	$(35,529)	$2,077	$8,200	$(16,800)	$949,321

(1)	Purchases may include securities received in corporate actions and PIK. Sales and Settlements may include securities delivered in corporate actions.
(2)	Change in unrealized appreciation (depreciation) relating to assets still held at June 30, 2016 totaled $(36,136), consisting of the following: 1st Lien/Senior Secured Debt $(4,763), 1st Lien/Last-Out Unitranche $(3,498), 2nd Lien/Senior Secured Debt $(27,385), Preferred Stock $(490), and Common Stock $0.

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. For the six months ended June 30, 2016, transfers from Level 3 to Level 2 were primarily due to increased price transparency while transfers from Level 2 to Level 3 were primarily due to decreased price transparency.

Debt Not Carried at Fair Value

The fair value of the Revolving Credit Facility, which would be categorized as Level 3 within the fair value hierarchy as of June 30, 2017 and December 31, 2016, approximates its carrying value. The fair value of the Company’s Convertible Notes, which would be categorized as Level 2 within the fair value hierarchy, as of June 30, 2017 and December 31, 2016, was $117,084 and $116,006, respectively, based on broker quotes received by the Company.

6. DEBT

In accordance with the Investment Company Act, with certain exceptions, the Company is only allowed to borrow amounts such that its asset coverage ratio, as defined in the Investment Company Act, is at least 2 to 1 after such borrowing. As of June 30, 2017 and December 31, 2016, the Company’s asset coverage ratio based on aggregate borrowings outstanding was 2.77 to 1 and 2.32 to 1, respectively.

The Company’s outstanding debt as of June 30, 2017 and December 31, 2016 was as follows:

	As of
	June 30, 2017				December 31, 2016
	Aggregate Borrowing Amount Committed	Outstanding Borrowing	Amount Available	Carrying Value	Aggregate Borrowing Amount Committed	Outstanding Borrowing	Amount Available	Carrying Value
Revolving Credit Facility(1)	$605,000	$297,250	$307,750	$297,250	$605,000	$387,750	$217,250	$387,750
Convertible Notes(2)	115,000	115,000	—	110,835	115,000	115,000	—	110,402

Total Debt	$720,000	$412,250	$307,750	$408,085	$720,000	$502,750	$217,250	$498,152

(1)	Provides, under certain circumstances, a total borrowing capacity of $1,000,000.
(2)	The carrying value of the Company’s Convertible Notes is presented net of unamortized debt issuance costs of $3,512 and OID net of accretion of $653 as of June 30, 2017, and net of unamortized debt issuance costs of $3,884 and OID net of accretion of $714 as of December 31, 2016.

The combined weighted average interest rates of the aggregate borrowings outstanding for the six months ended June 30, 2017 and the year ended December 31, 2016 were 3.33% and 2.65%, respectively.

Revolving Credit Facility

On September 19, 2013, the Company entered into a Revolving Credit Facility with various lenders. SunTrust Bank serves as administrative agent and Bank of America N.A. serves as syndication agent under the Revolving Credit Facility.

On October 3, 2014, the Company amended and restated the Revolving Credit Facility to, among other things: increase the aggregate borrowing amount on a committed basis, increase the total borrowing capacity, extend the maturity date, and reduce the applicable margin of borrowings.

On January 16, 2015, the Company exercised the right under the accordion feature and increased the size of the Revolving Credit Facility to $535,000, on a committed basis.

On March 27, 2015, the Company exercised the right under the accordion feature and increased the size of the Revolving Credit Facility to $560,000, on a committed basis.

On November 3, 2015, the Company amended the Revolving Credit Facility to, among other things:

•	increase the aggregate borrowing amount to $570,000 on a committed basis;

•	increase the total borrowing capacity to a maximum of $1,000,000;

•	extend the final maturity date to November 4, 2020; and

•	reduce the applicable margin of borrowings with respect to (i) any loan bearing interest at a rate determined by reference to the alternate base rate from 1.25% to 0.75% or 1.00%, subject to borrowing base conditions and (ii) any loan bearing interest at a rate determined by reference to the adjusted LIBOR rate from 2.25% to 1.75% or 2.00%, subject to borrowing base conditions.

On December 16, 2016, the Company further amended the Revolving Credit Facility to, among other things:

•	increase aggregate borrowing amount to $605,000 on a committed basis; and

•	extend the final maturity date to December 16, 2021.

Borrowings under the Revolving Credit Facility, including amounts drawn in respect of letters of credit, bear interest (at the Company’s election) of either LIBOR plus an applicable margin or an applicable margin plus the higher of the Prime Rate, Federal Funds Rate plus 0.5% or overnight LIBOR plus 1.0%. Interest is payable quarterly in arrears. The Company pays a fee of 0.375% per annum on committed but undrawn amounts under the Revolving Credit Facility, payable quarterly in arrears. Any amounts borrowed under the Revolving Credit Facility will mature, and all accrued and unpaid interest will be due and payable, on December 16, 2021.

The Revolving Credit Facility may be guaranteed by certain of the Company’s domestic subsidiaries that are formed or acquired by the Company in the future (collectively, the “Guarantors”). The Senior Credit Fund is not a Guarantor of the Revolving Credit Facility. Proceeds from borrowings may be used for general corporate purposes, including the funding of portfolio investments.

The Company’s obligations to the lenders under the Revolving Credit Facility are secured by a first priority security interest in substantially all of the Company’s portfolio of investments and cash, with certain exceptions. The Revolving Credit Facility contains certain covenants, including: (i) maintaining a minimum stockholder’s equity of $530,650, subject to increase pending certain equity sales, (ii) maintaining an asset coverage ratio of at least 2 to 1, (iii) maintaining a minimum liquidity test of at least 10% of the covered debt amount during any period when the adjusted covered debt balance is greater than 90% of the adjusted borrowing base, as defined in the Revolving Credit Facility, and (iv) complying with restrictions on industry concentrations in the Company’s investment portfolio. The Company is in compliance with these covenants.

Costs of $9,716 were incurred in connection with obtaining and amending the Revolving Credit Facility, which have been recorded as deferred financing costs on the Consolidated Statements of Assets and Liabilities and are being amortized over the life of the Revolving Credit Facility using the straight-line method. As of June 30, 2017 and December 31, 2016, deferred financing costs were $5,418 and $6,018, respectively.

The summary information of the Revolving Credit Facility for the three and six months ended June 30, 2017 and 2016 is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Borrowing interest expense	$2,793	$2,839	$5,251	$5,426
Facility fees	226	105	467	251
Amortization of financing costs	$308	$302	$612	$604

Total	$3,327	$3,246	$6,330	$6,281

Weighted average interest rate	3.06%	2.49%	2.95%	2.48%
Average outstanding balance	$366,310	$458,957	$359,119	$440,451

Convertible Notes

On October 3, 2016, the Company closed an offering of $115,000 aggregate principal amount of unsecured Convertible Notes, which includes $15,000 aggregate principal amount issued pursuant to the initial purchasers’ exercise in full of an over-allotment option. The Convertible Notes bear interest at a rate of 4.50% per year, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2017. The Convertible Notes will mature on April 1, 2022, unless repurchased or converted in accordance with their terms prior to such date. In certain circumstances, the Convertible Notes will be convertible into cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock, based on an initial conversion rate of 40.8397 shares of the Company’s common stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $24.49 per share of common stock, subject to customary anti-dilution adjustments and the other terms of the indenture governing the Convertible Notes. The conversion price is approximately 10.0% above the $22.26 per share closing price of the Company’s common stock on September 27, 2016. The Company will not have the right to redeem the Convertible Notes prior to maturity. The sale of the Convertible Notes generated net proceeds of approximately $110,900. The Company used the net proceeds of the offering to pay down debt under the Revolving Credit Facility.

Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding October 1, 2021 only under the following circumstances: (1) during any calendar quarter commencing after December 31, 2016, if the last reported sale price of the Company’s common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock and the conversion rate on each such trading day; or (3) upon the occurrence of specified corporate events. On or after October 1, 2021, until the close of business on the scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the occurrence or nonoccurrence of any of the foregoing circumstances.

The Convertible Notes are accounted for in accordance with ASC Topic 470-20, Debt with Conversion and Other Options. Upon conversion of any of the Convertible Notes, the Company intends to pay the outstanding principal amount in cash and, to the extent that the conversion value exceeds the principal amount, has the option to pay the excess amount in cash or shares of the Company’s common stock (or a combination of cash and shares), subject to the requirements of the respective indenture. The Company has determined that the embedded conversion options in the Convertible Notes are not required to be separately accounted for as derivatives under ASC 815, Derivatives and Hedging. At the time of issuance the values of the debt and equity components of the Convertible Notes were approximately 99.4% and 0.6%, respectively.

The OID equal to the equity component of the Convertible Notes was recorded in “paid-in capital in excess of par” in the accompanying Consolidated Statements of Assets and Liabilities. The Company records interest expense comprised of both stated interest and amortization of the OID. At the time of issuance, the equity component of the Convertible Notes was $743. Additionally, the issuance costs associated with the Convertible Notes were allocated to the debt and equity components in proportion to the allocation of the values at the time of issuance and accounted for as debt issuance costs and equity issuance costs, respectively.

As of June 30, 2017 and December 31, 2016, the components of the carrying value of the Convertible Notes were as follows:

	June 30, 2017	December 31, 2016
Principal amount of debt	$115,000	$115,000
OID, net of accretion	653	714
Unamortized debt issuance costs	3,512	3,884
Carrying value	$110,835	$110,402
Stated interest rate	4.50%	4.50%
Effective interest rate (stated interest rate plus accretion of OID)	4.61%	4.60%

For the three and six months ended June 30, 2017 and 2016, the components of interest and other debt expenses related to the Convertible Notes were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Borrowing interest expense	$1,294	N/A	$2,588	N/A
Accretion of OID	31	N/A	61	N/A
Amortization of debt issuance costs	187	N/A	372	N/A

Total	$1,512	N/A	$3,021	N/A

7. COMMITMENTS AND CONTINGENCIES

Commitments

The Company may enter into commitments to fund investments. As of June 30, 2017, the Company believed that it had adequate financial resources to satisfy its unfunded commitments. The Company had the following unfunded commitments by investment types as of the dates indicated:

	June 30, 2017			December 31, 2016
	Commitment Expiration Date(1)	Unfunded Commitment(2)	Fair Value(3)	Commitment Expiration Date(1)	Unfunded Commitment(2)	Fair Value(3)
1st Lien/Senior Secured Debt
Continuum Managed Services LLC	06/08/2019	$2,392	$(66)	—	$—	$—
Legacy Buyer Corp.	10/24/2019	2,500	(50)	10/24/2019	800	(28)
Elemica, Inc.	07/07/2021	6,000	(120)	07/07/2021	6,000	(135)
Netvoyage Corporation	03/24/2022	654	(13)	—	—	—
Continuum Managed Services LLC	06/08/2022	2,220	(61)	—	—	—

Total 1st Lien/Senior Secured Debt		13,766	(310)		6,800	(163)

1st Lien/Last-Out Unitranche
Bolttech Mannings, Inc.	10/04/2017	666	(366)	—	—	—
Total 1st Lien/Last-Out Unitranche		666	(366)

Total		$14,432	$(676)		$6,800	$(163)

(1)	Commitments are generally subject to borrowers meeting certain criteria such as compliance with covenants and certain operational metrics. These amounts may remain outstanding until the commitment period of an applicable loan expires, which may be shorter than its maturity.
(2)	Net of capitalized fees, expenses and OID.
(3)	A negative fair value was reflected as investments, at fair value in the Consolidated Statements of Assets and Liabilities. The negative fair value is the result of the capitalized discount on the loan.

Contingencies

In the normal course of business, the Company enters into contracts that provide a variety of general indemnifications. Any exposure to the Company under these arrangements could involve future claims that may be made against the Company. Currently, no such claims exist or are expected to arise and, accordingly, the Company has not accrued any liability in connection with such indemnifications.

8. NET ASSETS

Equity Issuances

On May 24, 2017, the Company completed a follow-on offering under its shelf registration statement, issuing 3,250,000 shares of its common stock at a public offering price of $22.50 per share. Net of offering and underwriting costs, the Company received cash proceeds of $69,648.

On May 26, 2017, the Company sold an additional 487,500 shares of its common stock pursuant to the underwriters’ exercise of the option to purchase additional shares the Company granted in connection with the aforementioned offering. Net of underwriting costs, the Company received additional cash proceeds of $10,640.

Distributions

The following table reflects the distributions declared on shares of the Company’s common stock during the six months ended June 30, 2017:

Date Declared	Record Date	Payment Date	Amount Per Share
February 22, 2017	March 31, 2017	April 17, 2017	$0.45
May 1, 2017	June 30, 2017	July 17, 2017	$0.45

The following table reflects the distributions declared on shares of the Company’s common stock during the six months ended June 30, 2016:

Date Declared	Record Date	Payment Date	Amount Per Share
February 25, 2016	March 31, 2016	April 15, 2016	$0.45
May 3, 2016	June 30, 2016	July 15, 2016	$0.45

Dividend Reinvestment Plan

Concurrent with the IPO, the Company adopted a dividend reinvestment plan that provides for reinvestment of all cash distributions declared by the Board of Directors, unless a stockholder elects to “opt out” of the plan. As a result, if the Board of Directors declares a cash distribution, then the stockholders who have not “opted out” of the dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of common stock, rather than receiving the cash distribution.

The following table summarizes shares distributed pursuant to the dividend reinvestment plan during the six months ended June 30, 2017 to stockholders who had not opted out of the dividend reinvestment plan:

Date Declared	Record Date	Payment Date	Shares
November 1, 2016	December 31, 2016	January 17, 2017	11,124
February 22, 2017	March 31, 2017	April 17, 2017	11,202

The following table summarizes shares distributed pursuant to the dividend reinvestment plan during the six months ended June 30, 2016 to stockholders who had not opted out of the dividend reinvestment plan:

Date Declared	Record Date	Payment Date	Shares
November 3, 2015	December 31, 2015	January 28, 2016	8,206
February 25, 2016	March 31, 2016	April 15, 2016	5,555

9. EARNINGS PER SHARE

The following information sets forth the computation of basic and diluted earnings per share for the three and six months ended June 30, 2017 and 2016:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Numerator for basic and diluted earnings per share - increase in net assets resulting from operations	$4,585	$7,000	$19,150	$12,401
Denominator for basic and diluted earnings per share - weighted average shares outstanding	37,902,018	36,311,582	37,125,726	36,309,232
Basic and diluted earnings per share	$0.12	$0.19	$0.52	$0.34

For the purpose of calculating diluted earnings per common share, the average closing price of the Company’s common stock for the three and six months ended June 30, 2017 was less than the conversion price for the Convertible Notes outstanding as of June 30, 2017. Therefore, for the three and six months ended June 30, 2017, diluted earnings per share equals basic earnings per share because the underlying shares for the intrinsic value of the embedded options in the Convertible Notes were not dilutive. For the three and six months ended June 30, 2016, diluted earnings per share equals basic earnings per share because there were no common stock equivalents outstanding.

10. FINANCIAL HIGHLIGHTS

Below is the schedule of financial highlights of the Company for the six months ended June 30, 2017 and 2016:

	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2016
Per Share Data:(1)
NAV, beginning of period	$18.31	$18.97
Net investment income (loss)	1.13	1.09
Net realized and unrealized gains (losses)	(0.63)	(0.75)

Net increase (decrease) in net assets resulting from operations	0.50	0.34

Issuance of common stock, net of underwriting and offering costs	0.32	—
Distributions declared from net investment income(2)	(0.90)	(0.90)

Total increase (decrease) in net assets	(0.08)	(0.56)

NAV, end of period	$18.23	$18.41

Market price, end of period	$22.52	$19.99
Shares outstanding, end of period	40,091,488	36,312,437
Weighted average shares outstanding	37,125,726	36,309,232
Total return based on NAV(3)	3.56%	1.70%
Total return based on market value(4)	(0.41)%	10.26%
Ratio/Supplemental Data (all amounts in thousands except ratios):
Net assets, end of period	$730,698	$668,482
Ratio of net expenses to average net assets(5)	7.74%	6.20%
Ratio of expenses (without incentive fees and interest and other debt expenses) to average net assets(5)	3.48%	3.31%
Ratio of interest and other debt expenses to average net assets(6)	2.78%	1.86%
Ratio of incentive fees to average net assets(6)	1.48%	1.03%

	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2016
Ratio of total expenses to average net assets(5)	7.74%	6.20%
Ratio of net investment income to average net assets(5)(7)	12.45%	11.70%
Average debt outstanding	474,119	440,451
Average debt per share(8)	12.77	12.13
Portfolio turnover	21%	3%

(1)	The per share data was derived by using the weighted average shares outstanding during the applicable period.
(2)	The per share data for distributions declared reflects the actual amount of distributions declared per share for the applicable period.
(3)	Total return based on NAV is calculated as the change in NAV per share during the respective periods, assuming dividends and distributions, if any, are reinvested in accordance with the Company’s dividend reinvestment plan.
(4)	Total return based on market value is calculated as the change in market value per share during the respective periods, assuming dividends and distributions, if any, are reinvested in accordance with the Company’s dividend reinvestment plan.
(5)	Annualized except for certain operating expenses.
(6)	Annualized.
(7)	For the six months ended June 30, 2017 and 2016, annualized except for certain components of other income.
(8)	Average debt per share is calculated as average debt outstanding divided by the weighted average shares outstanding during the applicable period.

11. SUBSEQUENT EVENTS

Subsequent events after the Consolidated Statements of Assets and Liabilities date have been evaluated through the date the unaudited consolidated financial statements were issued. Other than the items discussed below, the Company has concluded that there is no impact requiring adjustment or disclosure in the consolidated financial statements.

As of June 30, 2017, the Company held two tranches of loans to Kawa Solar Holdings Limited (“Kawa”) comprised of $6,843 par value of revolving first lien debt and $10,537 of a first lien guarantee facility that was collateralized by cash. In July 2017, Kawa completed a capital restructuring whereby $4,700 of the first lien revolver debt was exchanged into common equity of Conergy Asia Holdings Limited, a UK limited company that was formed to purchase and own the shares of Conergy Asia & ME Pte. Ltd., a subsidiary of Kawa. The remaining revolver was exchanged into a non-interest bearing first lien loan and the Company funded its pro rata share of $400 of new first lien revolver. As a result of the exchange of the first lien revolver into non-interest bearing debt and non-income producing equity in connection with this restructuring, the investment was taken off of non-accrual status. The $10,537 of first lien guarantee facility debt in Kawa was amended to convert the coupon to PIK.

On July 31, 2017, the Company and Cal Regents, as members of the Senior Credit Fund, entered into an amendment to the amended and restated limited liability company agreement of the Senior Credit Fund to extend the investment period for the Senior Credit Fund from August 1, 2017 to November 1, 2017.

On August 1, 2017, the Board of Directors declared a quarterly distribution of $0.45 per share payable on October 16, 2017 to holders of record as of September 29, 2017.

ANNEX A

Effective: March 2017

GSAM Proxy Voting Guidelines Summary

The following is a summary of the material GSAM Proxy Voting Guidelines (the “Guidelines”), which form the substantive basis of GSAM’s Policy and Procedures on Proxy Voting for Investment Advisory Clients (the “Policy”). As described in the main body of the Policy, one or more GSAM Portfolio Management Teams may diverge from the Guidelines and a related Recommendation on any particular proxy vote or in connection with any individual investment decision in accordance with the Policy.

A.	US proxy items:

1.	Operational Items	page A-1
2.	Board of Directors	page A-2
3.	Executive Compensation	page A-4
4.	Director Nominees and Proxy Access	page A-6
5.	Shareholder Rights and Defenses	page A-7
6.	Mergers and Corporate Restructurings	page A-8
7.	State of Incorporation	page A-8
8.	Capital Structure	page A-9
9.	Environmental, Social, Governance (ESG) Issues	page A-9

B.	Non-U.S. proxy items:

1.	Operational Items	page A-11
2.	Board of Directors	page A-12
3.	Compensation	page A-15
4.	Board Structure	page A-15
5.	Capital Structure	page A-15
6.	Mergers and Corporate Restructurings & Other	page A-17
7.	Environmental, Social, Governance (ESG) Issues	page A-18

U.S. Proxy Items

The following section is a summary of the Guidelines, which form the substantive basis of the Policy with respect to U.S. public equity investments.

1.	Operational Items

Auditor Ratification

Vote FOR proposals to ratify auditors, unless any of the following apply within the last year:

•	An auditor has a financial interest in or association with the company, and is therefore not independent;
•	There is reason to believe that the independent auditor has rendered an opinion that is neither accurate nor indicative of the company’s financial position;
•	Poor accounting practices are identified that rise to a serious level of concern, such as: fraud; misapplication of GAAP; or material weaknesses identified in Section 404 disclosures; or
•	Fees for non-audit services are excessive (generally over 50% or more of the audit fees).

Vote CASE-BY-CASE on shareholder proposals asking companies to prohibit or limit their auditors from engaging in non-audit services or asking for audit firm rotation.

2.	Board of Directors

The board of directors should promote the interests of shareholders by acting in an oversight and/or advisory role; the board should consist of a majority of independent directors and should be held accountable for actions and results related to their responsibilities.

When evaluating board composition, GSAM believes a diversity of ethnicity, gender and experience is an important consideration.

Classification of Directors

Where applicable, the New York Stock Exchange or NASDAQ Listing Standards definition is to be used to classify directors as inside directors, affiliated outside directors, or independent outside directors.

Additionally, GSAM will consider compensation committee interlocking directors to be affiliated (defined as CEOs who sit on each other’s compensation committees).

Voting on Director Nominees in Uncontested Elections

Vote on director nominees should be determined on a CASE-BY-CASE basis.

Vote AGAINST or WITHHOLD from individual directors who:

•	Attend less than 75% of the board and committee meetings without a disclosed valid excuse for each of the last two years;
•	Sit on more than five public operating and/or holding company boards;
•	Are CEOs or CFOs of public companies who sit on the boards of more than two public companies besides their own—withhold only at their outside boards.

Other items considered for an AGAINST vote include specific concerns about the individual or the company, such as criminal wrongdoing or breach of fiduciary responsibilities, sanctions from government or authority, violations of laws and regulations, the presence of inappropriate related party transactions, or other issues related to improper business practices.

Vote AGAINST or WITHHOLD from inside directors and affiliated outside directors (per the Classification of Directors above) in the case of operating and/or holding companies when:

•	The inside director or affiliated outside director serves on the Audit, Compensation or Nominating Committees; and
•	The company lacks an Audit, Compensation or Nominating Committee so that the full board functions as such committees and inside directors or affiliated outside directors are participating in voting on matters that independent committees should be voting on.

Vote AGAINST or WITHHOLD from members of the appropriate committee for the following reasons (or independent chairman or lead director in cases of a classified board and members of appropriate committee are not up for re-election). Extreme cases may warrant a vote against the entire board.

•	Material failures of governance, stewardship, or fiduciary responsibilities at the company;
•	Egregious actions related to the director(s)’ service on other boards that raise substantial doubt about his or her ability to effectively oversee management and serve the best interests of shareholders at any company;

•	At the previous board election, any director received more than 50% withhold/against votes of the shares cast and the company has failed to address the underlying issue(s) that caused the high withhold/against vote (members of the Nominating or Governance Committees);
•	The board failed to act on a shareholder proposal that received approval of the majority of shares cast for the previous two consecutive years (a management proposal with other than a FOR recommendation by management will not be considered as sufficient action taken); an adopted proposal that is substantially similar to the original shareholder proposal will be deemed sufficient; (vote against members of the committee of the board that is responsible for the issue under consideration). If GSAM did not support the shareholder proposal in both years, GSAM will still vote against the committee member(s).
Vote AGAINST or WITHHOLD from the members of the Audit Committee if:

•	The non-audit fees paid to the auditor are excessive (generally over 50% or more of the audit fees);
•	The company receives an adverse opinion on the company’s financial statements from its auditor and there is not clear evidence that the situation has been remedied;
•	There is persuasive evidence that the Audit Committee entered into an inappropriate indemnification agreement with its auditor that limits the ability of the company, or its shareholders, to pursue legitimate legal recourse against the audit firm; or
•	No members of the Audit Committee hold sufficient financial expertise.

Vote CASE-BY-CASE on members of the Audit Committee and/or the full board if poor accounting practices, which rise to a level of serious concern are identified, such as fraud, misapplication of GAAP and material weaknesses identified in Section 404 disclosures.

Examine the severity, breadth, chronological sequence and duration, as well as the company’s efforts at remediation or corrective actions, in determining whether negative vote recommendations are warranted against the members of the Audit Committee who are responsible for the poor accounting practices, or the entire board.

See section 3 on executive and director compensation for reasons to withhold from members of the Compensation Committee.

In limited circumstances, GSAM may vote AGAINST or WITHHOLD from all nominees of the board of directors (except from new nominees who should be considered on a CASE-BY-CASE basis and except as discussed below) if:

•	The company’s poison pill has a dead-hand or modified dead-hand feature for two or more years. Vote against/withhold every year until this feature is removed; however, vote against the poison pill if there is one on the ballot with this feature rather than the director;
•	The board adopts or renews a poison pill without shareholder approval, does not commit to putting it to shareholder vote within 12 months of adoption (or in the case of an newly public company, does not commit to put the pill to a shareholder vote within 12 months following the IPO), or reneges on a commitment to put the pill to a vote, and has not yet received a withhold/against recommendation for this issue;
•	The board failed to act on takeover offers where the majority of the shareholders tendered their shares;
•	If in an extreme situation the board lacks accountability and oversight, coupled with sustained poor performance relative to peers.

Shareholder proposal regarding Independent Chair (Separate Chair/CEO)

Vote on a CASE-BY-CASE basis.

GSAM will generally recommend a vote AGAINST shareholder proposals requiring that the chairman’s position be filled by an independent director, if the company satisfies 3 of the 4 following criteria:

•	Designated lead director, elected by and from the independent board members with clearly delineated and comprehensive duties;
•	Two-thirds independent board;
•	All independent “key” committees (audit, compensation and nominating committees); or
•	Established, disclosed governance guidelines.

Shareholder proposal regarding board declassification

GSAM will generally vote FOR proposals requesting that the board adopt a declassified structure in the case of operating and holding companies.

Majority Vote Shareholder Proposals

GSAM will vote FOR proposals requesting that the board adopt majority voting in the election of directors provided it does not conflict with the state law where the company is incorporated. GSAM also looks for companies to adopt a post-election policy outlining how the company will address the situation of a holdover director.

Cumulative Vote Shareholder Proposals

GSAM will generally support shareholder proposals to restore or provide cumulative voting in the case of operating and holding companies unless:

•	The company has adopted (i) majority vote standard with a carve-out for plurality voting in situations where there are more nominees than seats and (ii) a director resignation policy to address failed elections.

3.	Executive Compensation

Pay Practices

Good pay practices should align management’s interests with long-term shareholder value creation. Detailed disclosure of compensation criteria is preferred; proof that companies follow the criteria should be evident and retroactive performance target changes without proper disclosure is not viewed favorably. Compensation practices should allow a company to attract and retain proven talent. Some examples of poor pay practices include: abnormally large bonus payouts without justifiable performance linkage or proper disclosure, egregious employment contracts, excessive severance and/or change in control provisions, repricing or replacing of underwater stock options/stock appreciation rights without prior shareholder approval, and excessive perquisites. A company should also have an appropriate balance of short-term vs. long-term metrics and the metrics should be aligned with business goals and objectives.

If the company maintains problematic or poor pay practices, generally vote:

•	AGAINST Management Say on Pay (MSOP) Proposals; or
•	AGAINST an equity-based incentive plan proposal if excessive non-performance-based equity awards are the major contributor to a pay-for-performance misalignment.
•	If no MSOP or equity-based incentive plan proposal item is on the ballot, vote AGAINST/WITHHOLD from compensation committee members.

Equity Compensation Plans

Vote CASE-BY-CASE on equity-based compensation plans. Evaluation takes into account potential plan cost, plan features and grant practices. While a negative combination of these factors could cause a vote AGAINST, other reasons to vote AGAINST the equity plan could include the following factors:

•	The plan permits the repricing of stock options/stock appreciation rights (SARs) without prior shareholder approval; or
•	There is more than one problematic material feature of the plan, which could include one of the following: unfavorable change-in-control features, presence of gross ups and options reload.

Advisory Vote on Executive Compensation (Say-on-Pay, MSOP) Management Proposals

Vote FOR annual frequency and AGAINST all proposals asking for any frequency less than annual.

Vote CASE-BY-CASE on management proposals for an advisory vote on executive compensation. For U.S. companies, consider the following factors in the context of each company’s specific circumstances and the board’s disclosed rationale for its practices. In general more than one factor will need to be present in order to warrant a vote AGAINST.

Pay-for-Performance Disconnect:

•	GSAM will consider there to be a disconnect based on a quantitative assessment of the following: CEO pay vs. TSR and peers, CEO pay as a percentage of the median peer group or CEO pay vs. shareholder return over time.

Additional Factors Considered Include:

•	Board’s responsiveness if company received 70% or less shareholder support in the previous year’s MSOP vote;
•	Abnormally large bonus payouts without justifiable performance linkage or proper disclosure;
•	Egregious employment contracts;
•	Excessive perquisites or excessive severance and/or change in control provisions;
•	Repricing or replacing of underwater stock options without prior shareholder approval;
•	Excessive pledging or hedging of stock by executives;
•	Egregious pension/SERP (supplemental executive retirement plan) payouts;
•	Extraordinary relocation benefits;
•	Internal pay disparity;
•	Lack of transparent disclosure of compensation philosophy and goals and targets, including details on short-term and long-term performance incentives; and
•	Long-term equity-based compensation is 100% time-based.

Other Compensation Proposals and Policies

Employee Stock Purchase Plans — Non-Qualified Plans

Vote CASE-BY-CASE on nonqualified employee stock purchase plans taking into account the following factors:

•	Broad-based participation;
•	Limits on employee contributions;
•	Company matching contributions; and
•	Presence of a discount on the stock price on the date of purchase.

Option Exchange Programs/Repricing Options

Vote CASE-BY-CASE on management proposals seeking approval to exchange/reprice options, taking into consideration:

•	Historic trading patterns—the stock price should not be so volatile that the options are likely to be back “in-the-money” over the near term;
•	Rationale for the re-pricing;

•	If it is a value-for-value exchange;
•	If surrendered stock options are added back to the plan reserve;
•	Option vesting;
•	Term of the option—the term should remain the same as that of the replaced option;
•	Exercise price—should be set at fair market or a premium to market;
•	Participants—executive officers and directors should be excluded.

Vote FOR shareholder proposals to put option repricings to a shareholder vote.

Other Shareholder Proposals on Compensation

Advisory Vote on Executive Compensation (Frequency on Pay)

Vote FOR annual frequency.

Stock retention holding period

Vote FOR shareholder proposals asking for a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs if the policy requests retention for two years or less following the termination of their employment (through retirement or otherwise) and a holding threshold percentage of 50% or less.

Also consider:

•	Whether the company has any holding period, retention ratio, or officer ownership requirements in place and the terms/provisions of awards already granted.

Elimination of accelerated vesting in the event of a change in control

Vote AGAINST shareholder proposals seeking a policy eliminating the accelerated vesting of time-based equity awards in the event of a change-in-control.

Performance-based equity awards and pay-for-superior-performance proposals

Generally support unless there is sufficient evidence that the current compensation structure is already substantially performance-based. GSAM considers performance-based awards to include awards that are tied to shareholder return or other metrics that are relevant to the business.

Say on Supplemental Executive Retirement Plans (SERP)

Generally vote AGAINST proposals asking for shareholder votes on SERP.

4.	Director Nominees and Proxy Access

Voting for Director Nominees (Management or Shareholder)

Vote CASE-BY-CASE on the election of directors of operating and holding companies in contested elections, considering the following factors:

•	Long-term financial performance of the target company relative to its industry;
•	Management’s track record;
•	Background of the nomination, in cases where there is a shareholder nomination;
•	Qualifications of director nominee(s);
•	Strategic plan related to the nomination and quality of critique against management;

•	Number of boards on which the director nominee already serves; and
•	Likelihood that the board will be productive as a result.

Proxy Access

Vote CASE-BY-CASE on shareholder or management proposals asking for proxy access.

GSAM may support proxy access as an important right for shareholders of operating and holding companies and as an alternative to costly proxy contests and as a method for GSAM to vote for directors on an individual basis, as appropriate, rather than voting on one slate or the other. While this could be an important shareholder right, the following factors will be taken into account when evaluating the shareholder proposals:

•	The ownership thresholds, percentage and duration proposed (GSAM generally will not support if the ownership threshold is less than 3%);
•	The maximum proportion of directors that shareholders may nominate each year (GSAM generally will not support if the proportion of directors is greater than 25%); and
•	Other restricting factors that when taken in combination could serve to materially limit the proxy access provision.

When evaluating companies that adopted proxy access either proactively or in response to a shareholder proposal, GSAM will take into account the factors listed above. A vote against governance committee members could result if provisions exist that materially limit the right to proxy access.

Reimbursing Proxy Solicitation Expenses

Vote CASE-BY-CASE on proposals to reimburse proxy solicitation expenses. When voting in conjunction with support of a dissident slate, vote FOR the reimbursement of all appropriate proxy solicitation expenses associated with the election.

5.	Shareholders Rights and Defenses

Shareholder Ability to Act by Written Consent

In the case of operating and holding companies, generally vote FOR shareholder proposals that provide shareholders with the ability to act by written consent, unless:

•	The company already gives shareholders the right to call special meetings at a threshold of 25% or lower; and
•	The company has a history of strong governance practices.

Shareholder Ability to Call Special Meetings

In the case of operating and holding companies, generally vote FOR management proposals that provide shareholders with the ability to call special meetings.

In the case of operating and holding companies, generally vote FOR shareholder proposals that provide shareholders with the ability to call special meetings at a threshold of 25% or lower if the company currently does not give shareholders the right to call special meetings. However, if a company already gives shareholders the right to call special meetings at a threshold of at least 25%, vote AGAINST shareholder proposals to further reduce the threshold.

Advance Notice Requirements for Shareholder Proposals/Nominations

In the case of operating and holding companies, vote CASE-BY-CASE on advance notice proposals, giving support to proposals that allow shareholders to submit proposals/nominations reasonably close to the meeting date and within the broadest window possible, recognizing the need to allow sufficient notice for company, regulatory and shareholder review.

Poison Pills

Vote FOR shareholder proposals requesting that the company submit its poison pill to a shareholder vote or redeem it, unless the company has:

•	a shareholder-approved poison pill in place; or
•	adopted a policy concerning the adoption of a pill in the future specifying certain shareholder friendly provisions.

Vote FOR shareholder proposals calling for poison pills to be put to a vote within a time period of less than one year after adoption.

Vote CASE-BY-CASE on management proposals on poison pill ratification, focusing on the features of the shareholder rights plan.

In addition, the rationale for adopting the pill should be thoroughly explained by the company. In examining the request for the pill, take into consideration the company’s existing governance structure, including: board independence, existing takeover defenses, and any problematic governance concerns.

6.	Mergers and Corporate Restructurings

Vote CASE-BY-CASE on mergers and acquisitions taking into account the following based on publicly available information:

•	Valuation;
•	Market reaction;
•	Strategic rationale;
•	Management’s track record of successful integration of historical acquisitions;
•	Presence of conflicts of interest; and
•	Governance profile of the combined company.

7.	State of Incorporation

Reincorporation Proposals

GSAM may support management proposals to reincorporate as long as the reincorporation would not substantially diminish shareholder rights. GSAM may not support shareholder proposals for reincorporation unless the current state of incorporation is substantially less shareholder friendly than the proposed reincorporation, there is a strong economic case to reincorporate or the company has a history of making decisions that are not shareholder friendly.

Exclusive venue for shareholder lawsuits

Generally vote FOR on exclusive venue proposals, taking into account:

•	Whether the company has been materially harmed by shareholder litigation outside its jurisdiction of incorporation, based on disclosure in the company’s proxy statement;
•	Whether the company has the following good governance features:
○	Majority independent board;
○	Independent key committees;
○	An annually elected board;

○	A majority vote standard in uncontested director elections;
○	The absence of a poison pill, unless the pill was approved by shareholders; and/or
○	Separate Chairman CEO role or, if combined, an independent chairman with clearly delineated duties.

8.	Capital Structure

Common and Preferred Stock Authorization

Generally vote FOR proposals to increase the number of shares of common stock authorized for issuance.

Generally vote FOR proposals to increase the number of shares of preferred stock, as long as there is a commitment to not use the shares for anti-takeover purposes.

9.	Environmental, Social, Governance (ESG) Issues

Overall Approach

GSAM recognizes that Environmental, Social and Governance (ESG) factors can affect investment performance, expose potential investment risks and provide an indication of management excellence and leadership. When evaluating ESG proxy issues, GSAM balances the purpose of a proposal with the overall benefit to shareholders.

Shareholder proposals considered under this category could include, among others, reports on:

1)	employee labor and safety policies;
2)	impact on the environment of the company’s production or manufacturing operations;
3)	societal impact of products manufactured;
4)	risks throughout the supply chain or operations including labor practices, animal treatment practices within food production and conflict minerals; and
5)	overall board structure, including diversity.

When evaluating environmental and social shareholder proposals, the following factors are generally considered:

•	The company’s current level of publicly available disclosure, including if the company already discloses similar information through existing reports or policies;
•	If the company has implemented or formally committed to the implementation of a reporting program based on Global Reporting Initiative (GRI) guidelines or a similar standard;
•	Whether adoption of the proposal is likely to enhance or protect shareholder value;
•	Whether the information requested concerns business issues that relate to a meaningful percentage of the company’s business;
•	The degree to which the company’s stated position on the issues raised in the proposal could affect its reputation or sales, or leave it vulnerable to a boycott or selective purchasing;
•	Whether the company has already responded in some appropriate manner to the request embodied in the proposal;
•	What other companies in the relevant industry have done in response to the issue addressed in the proposal;
•	Whether the proposal itself is well framed and the cost of preparing the report is reasonable;
•	Whether the subject of the proposal is best left to the discretion of the board;
•	Whether the company has material fines or violations in the area and if so, if appropriate actions have already been taken to remedy going forward;
•	Whether providing this information would reveal proprietary or confidential information that would place the company at a competitive disadvantage.

Environmental Sustainability, climate change reporting

Generally vote FOR proposals requesting the company to report on its policies, initiatives and oversight mechanisms related to environmental sustainability, or how the company may be impacted by climate change. The following factors will be considered:

•	The company’s current level of publicly available disclosure including if the company already discloses similar information through existing reports or policies;
•	If the company has formally committed to the implementation of a reporting program based on Global Reporting Initiative (GRI) guidelines or a similar standard within a specified time frame;
•	If the company’s current level of disclosure is comparable to that of its industry peers; and
•	If there are significant controversies, fines, penalties, or litigation associated with the company’s environmental performance.

Establishing goals or targets for emissions reduction

Vote CASE-BY-CASE on proposals that call for the adoption of Greenhouse Gas (“GHG”) reduction goals from products and operations, taking into account:

•	Overly prescriptive requests for the reduction in GHG emissions by specific amounts or within a specific time frame;
•	Whether the industry is a material contributor to global GHG emissions and company disclosure is lacking;
•	Whether company disclosure lags behind industry peers;
•	Whether the company has been the subject of recent, significant violations, fines, litigation, or controversy related to GHG emissions;
•	The feasibility of reduction of GHGs given the company’s product line and current technology; and
•	Whether the company already provides meaningful disclosure on GHG emissions from its products and operations.

Political Contributions and Trade Association Spending/Lobbying Expenditures and Initiatives

GSAM generally believes that it is the role of boards and management to determine the appropriate level of disclosure of all types of corporate political activity. When evaluating these proposals, GSAM considers the prescriptive nature of the proposal and the overall benefit to shareholders along with a company’s current disclosure of policies, practices and oversight.

Generally vote AGAINST proposals asking the company to affirm political nonpartisanship in the workplace so long as:

•	There are no recent, significant controversies, fines or litigation regarding the company’s political contributions or trade association spending; and
•	The company has procedures in place to ensure that employee contributions to company-sponsored political action committees (PACs) are strictly voluntary and prohibits coercion.

Vote AGAINST proposals requesting increased disclosure of a company’s policies with respect to political contributions, lobbying and trade association spending as long as:

•	There is no significant potential threat or actual harm to shareholders’ interests;
•	There are no recent significant controversies or litigation related to the company’s political contributions or governmental affairs; and
•	There is publicly available information to assess the company’s oversight related to such expenditures of corporate assets.

GSAM generally will vote AGAINST proposals asking for detailed disclosure of political contributions or trade association or lobbying expenditures.

Vote AGAINST proposals barring the company from making political contributions. Businesses are affected by legislation at the federal, state, and local level and barring political contributions can put the company at a competitive disadvantage.

Gender Identity and Sexual Orientation

A company should have a clear, public Equal Employment Opportunity (EEO) statement and/or diversity policy.

Generally vote FOR proposals seeking to amend a company’s EEO statement or diversity policies to additionally prohibit discrimination based on sexual orientation and/or gender identity.

Labor and Human Rights Standards

Generally vote FOR proposals requesting a report on company or company supplier labor and/or human rights standards and policies, or on the impact of its operations on society, unless such information is already publicly disclosed considering:

•	The degree to which existing relevant policies and practices are disclosed;
•	Whether or not existing relevant policies are consistent with internationally recognized standards;
•	Whether company facilities and those of its suppliers are monitored and how;
•	Company participation in fair labor organizations or other internationally recognized human rights initiatives;
•	Scope and nature of business conducted in markets known to have higher risk of workplace labor/human rights abuse;
•	Recent, significant company controversies, fines, or litigation regarding human rights at the company or its suppliers;
•	The scope of the request; and
•	Deviation from industry sector peer company standards and practices.

Non-U.S. Proxy Items

The following section is a broad summary of the Guidelines, which form the basis of the Policy with respect to non-U.S. public equity investments. Applying these guidelines is subject to certain regional and country-specific exceptions and modifications and is not inclusive of all considerations in each market.

1.	Operational Items

Financial Results/Director and Auditor Reports

Vote FOR approval of financial statements and director and auditor reports, unless:

•	There are concerns about the accounts presented or audit procedures used; or
•	The company is not responsive to shareholder questions about specific items that should be publicly disclosed.

Appointment of Auditors and Auditor Fees

Vote FOR the re-election of auditors and proposals authorizing the board to fix auditor fees, unless:

•	There are serious concerns about the accounts presented, audit procedures used or audit opinion rendered;
•	There is reason to believe that the auditor has rendered an opinion that is neither accurate nor indicative of the company’s financial position;
•	Name of the proposed auditor has not been published;
•	The auditors are being changed without explanation;
•	Non-audit-related fees are substantial or are in excess of standard annual audit-related fees; or
•	The appointment of external auditors if they have previously served the company in an executive capacity or can otherwise be considered affiliated with the company.

Appointment of Statutory Auditors

Vote FOR the appointment or re-election of statutory auditors, unless:

•	There are serious concerns about the statutory reports presented or the audit procedures used;
•	Questions exist concerning any of the statutory auditors being appointed; or
•	The auditors have previously served the company in an executive capacity or can otherwise be considered affiliated with the company.

Allocation of Income

Vote FOR approval of the allocation of income, unless:

•	The dividend payout ratio has been consistently low without adequate explanation; or
•	The payout is excessive given the company’s financial position.

Stock (Scrip) Dividend Alternative

Vote FOR most stock (scrip) dividend proposals.

Vote AGAINST proposals that do not allow for a cash option unless management demonstrates that the cash option is harmful to shareholder value.

Amendments to Articles of Association

Vote amendments to the articles of association on a CASE-BY-CASE basis.

Change in Company Fiscal Term

Vote FOR resolutions to change a company’s fiscal term unless a company’s motivation for the change is to postpone its annual general meeting.

Lower Disclosure Threshold for Stock Ownership

Vote AGAINST resolutions to lower the stock ownership disclosure threshold below 5% unless specific reasons exist to implement a lower threshold.

Amend Quorum Requirements

Vote proposals to amend quorum requirements for shareholder meetings on a CASE-BY-CASE basis.

Transact Other Business

Vote AGAINST other business when it appears as a voting item.

2.	Board of Directors

Director Elections

Vote FOR management nominees taking into consideration the following:

•	Adequate disclosure has not been provided in a timely manner; or
•	There are clear concerns over questionable finances or restatements; or
•	There have been questionable transactions or conflicts of interest; or
•	There are any records of abuses against minority shareholder interests; or
•	The board fails to meet minimum corporate governance standards; or

•	There are reservations about:
○	Director terms
○	Bundling of proposals to elect directors
○	Board independence
○	Disclosure of named nominees
○	Combined Chairman/CEO
○	Election of former CEO as Chairman of the board
○	Overboarded directors
○	Composition of committees
○	Director independence
○	Number of directors on the board
•	Specific concerns about the individual or company, such as criminal wrongdoing or breach of fiduciary responsibilities; or
•	Repeated absences at board meetings have not been explained (in countries where this information is disclosed); or
•	Unless there are other considerations which may include sanctions from government or authority, violations of laws and regulations, or other issues related to improper business practice, failure to replace management, or egregious actions related to service on other boards.

Vote on a CASE-BY-CASE basis in contested elections of directors, e.g., the election of shareholder nominees or the dismissal of incumbent directors, determining which directors are best suited to add value for shareholders.

The analysis will generally be based on, but not limited to, the following major decision factors:

•	Company performance relative to its peers;
•	Strategy of the incumbents versus the dissidents;
•	Independence of board candidates;
•	Experience and skills of board candidates;
•	Governance profile of the company;
•	Evidence of management entrenchment;
•	Responsiveness to shareholders;
•	Whether a takeover offer has been rebuffed;
•	Whether minority or majority representation is being sought.

Vote FOR employee and/or labor representatives if they sit on either the audit or compensation committee and are required by law to be on those committees.

Vote AGAINST employee and/or labor representatives if they sit on either the audit or compensation committee, if they are not required to be on those committees.

Classification of directors

Executive Director

•	Employee or executive of the company;
•	Any director who is classified as a non-executive, but receives salary, fees, bonus, and/or other benefits that are in line with the highest-paid executives of the company.

Non-Independent Non-Executive Director (NED)

•	Any director who is attested by the board to be a non-independent NED;
•	Any director specifically designated as a representative of a significant shareholder of the company;
•	Any director who is also an employee or executive of a significant shareholder of the company;

•	Beneficial owner (direct or indirect) of at least 10% of the company’s stock, either in economic terms or in voting rights (this may be aggregated if voting power is distributed among more than one member of a defined group, e.g., family members who beneficially own less than 10% individually, but collectively own more than 10%), unless market best practice dictates a lower ownership and/or disclosure threshold (and in other special market-specific circumstances);
•	Government representative;
•	Currently provides (or a relative provides) professional services to the company, to an affiliate of the company, or to an individual officer of the company or of one of its affiliates in excess of $10,000 per year;
•	Represents customer, supplier, creditor, banker, or other entity with which company maintains transactional/commercial relationship (unless company discloses information to apply a materiality test);
•	Any director who has conflicting or cross-directorships with executive directors or the chairman of the company;
•	Relative of a current employee of the company or its affiliates;
•	Relative of a former executive of the company or its affiliates;
•	A new appointee elected other than by a formal process through the General Meeting (such as a contractual appointment by a substantial shareholder);
•	Founder/co-founder/member of founding family but not currently an employee;
•	Former executive (5 year cooling off period);
•	Years of service is generally not a determining factor unless it is recommended best practice in a market and/or in extreme circumstances, in which case it may be considered; and
•	Any additional relationship or principle considered to compromise independence under local corporate governance best practice guidance.

Independent NED

•	No material connection, either directly or indirectly, to the company other than a board seat.

Employee Representative

•	Represents employees or employee shareholders of the company (classified as “employee representative” but considered a non-independent NED).

Discharge of Directors

Generally vote FOR the discharge of directors, including members of the management board and/or supervisory board, unless there is reliable information about significant and compelling controversies that the board is not fulfilling its fiduciary duties warranted by:

•	A lack of oversight or actions by board members which invoke shareholder distrust related to malfeasance or poor supervision, such as operating in private or company interest rather than in shareholder interest; or
•	Any legal issues (e.g., civil/criminal) aiming to hold the board responsible for breach of trust in the past or related to currently alleged actions yet to be confirmed (and not only the fiscal year in question), such as price fixing, insider trading, bribery, fraud, and other illegal actions; or
•	Other egregious governance issues where shareholders may bring legal action against the company or its directors; or
•	Vote on a CASE-BY-CASE basis where a vote against other agenda items are deemed inappropriate.

3.	Compensation

Director Compensation

Vote FOR proposals to award cash fees to non-executive directors unless the amounts are excessive relative to other companies in the country or industry.

Vote non-executive director compensation proposals that include both cash and share-based components on a CASE-BY-CASE basis.

Vote proposals that bundle compensation for both non-executive and executive directors into a single resolution on a CASE-BY-CASE basis.

Vote AGAINST proposals to introduce retirement benefits for non-executive directors.

Compensation Plans

Vote compensation plans on a CASE-BY-CASE basis.

Director, Officer, and Auditor Indemnification and Liability Provisions

Vote proposals seeking indemnification and liability protection for directors and officers on a CASE-BY-CASE basis.

Vote AGAINST proposals to indemnify auditors.

4.	Board Structure

Vote AGAINST the introduction of classified boards and mandatory retirement ages for directors.

Vote AGAINST proposals to alter board structure or size in the context of a fight for control of the company or the board.

Chairman CEO combined role (for applicable markets)

GSAM will generally recommend a vote AGAINST shareholder proposals requiring that the chairman’s position be filled by an independent director, if the company satisfies 3 of the 4 following criteria:

•	Two-thirds independent board, or majority in countries where employee representation is common practice;
•	A designated, or a rotating, lead director, elected by and from the independent board members with clearly delineated and comprehensive duties;
•	Fully independent key committees; and/or
•	Established, publicly disclosed, governance guidelines and director biographies/profiles.

5.	Capital Structure

Share Issuance Requests

General Issuances:

Vote FOR issuance requests with preemptive rights to a maximum of 100% over currently issued capital.

Vote FOR issuance requests without preemptive rights to a maximum of 20% of currently issued capital.

Specific Issuances:

Vote on a CASE-BY-CASE basis on all requests, with or without preemptive rights.

Increases in Authorized Capital

Vote FOR non-specific proposals to increase authorized capital up to 100% over the current authorization unless the increase would leave the company with less than 30% of its new authorization outstanding.

Vote FOR specific proposals to increase authorized capital to any amount, unless:

•	The specific purpose of the increase (such as a share-based acquisition or merger) does not meet guidelines for the purpose being proposed; or
•	The increase would leave the company with less than 30% of its new authorization outstanding after adjusting for all proposed issuances.

Vote AGAINST proposals to adopt unlimited capital authorizations.

Reduction of Capital

Vote FOR proposals to reduce capital for routine accounting purposes unless the terms are unfavorable to shareholders.

Vote proposals to reduce capital in connection with corporate restructuring on a CASE-BY-CASE basis.

Capital Structures

Vote FOR resolutions that seek to maintain or convert to a one-share, one-vote capital structure.

Vote AGAINST requests for the creation or continuation of dual-class capital structures or the creation of new or additional super voting shares.

Preferred Stock

Vote FOR the creation of a new class of preferred stock or for issuances of preferred stock up to 50% of issued capital unless the terms of the preferred stock would adversely affect the rights of existing shareholders.

Vote FOR the creation/issuance of convertible preferred stock as long as the maximum number of common shares that could be issued upon conversion meets guidelines on equity issuance requests.

Vote AGAINST the creation of a new class of preference shares that would carry superior voting rights to the common shares.

Vote AGAINST the creation of blank check preferred stock unless the board clearly states that the authorization will not be used to thwart a takeover bid.

Vote proposals to increase blank check preferred authorizations on a CASE-BY-CASE basis.

Debt Issuance Requests

Vote non-convertible debt issuance requests on a CASE-BY-CASE basis, with or without preemptive rights.

Vote FOR the creation/issuance of convertible debt instruments as long as the maximum number of common shares that could be issued upon conversion meets guidelines on equity issuance requests.

Vote FOR proposals to restructure existing debt arrangements unless the terms of the restructuring would adversely affect the rights of shareholders.

Increase in Borrowing Powers

Vote proposals to approve increases in a company’s borrowing powers on a CASE-BY-CASE basis.

Share Repurchase Plans

GSAM will generally recommend FOR share repurchase programs taking into account whether:

•	The share repurchase program can be used as a takeover defense;
•	There is clear evidence of historical abuse;
•	There is no safeguard in the share repurchase program against selective buybacks;
•	Pricing provisions and safeguards in the share repurchase program are deemed to be unreasonable in light of market practice.

Reissuance of Repurchased Shares

Vote FOR requests to reissue any repurchased shares unless there is clear evidence of abuse of this authority in the past.

Capitalization of Reserves for Bonus Issues/Increase in Par Value

Vote FOR requests to capitalize reserves for bonus issues of shares or to increase par value.

6.	Mergers and Corporate Restructurings and Other

Reorganizations/Restructurings

Vote reorganizations and restructurings on a CASE-BY-CASE basis.

Mergers and Acquisitions

Vote CASE-BY-CASE on mergers and acquisitions taking into account the following based on publicly available information:

•	Valuation;
•	Market reaction;
•	Strategic rationale;
•	Management’s track record of successful integration of historical acquisitions;
•	Presence of conflicts of interest; and
•	Governance profile of the combined company.

Antitakeover Mechanisms

Generally vote AGAINST all antitakeover proposals, unless they are structured in such a way that they give shareholders the ultimate decision on any proposal or offer.

Reincorporation Proposals

Vote reincorporation proposals on a CASE-BY-CASE basis.

Related-Party Transactions

Vote related-party transactions on a CASE-BY-CASE basis, considering factors including, but not limited to, the following:

•	The parties on either side of the transaction;
•	The nature of the asset to be transferred/service to be provided;
•	The pricing of the transaction (and any associated professional valuation);
•	The views of independent directors (where provided);
•	The views of an independent financial adviser (where appointed);
•	Whether any entities party to the transaction (including advisers) is conflicted; and
•	The stated rationale for the transaction, including discussions of timing.

Shareholder Proposals

Vote all shareholder proposals on a CASE-BY-CASE basis.

Vote FOR proposals that would improve the company’s corporate governance or business profile at a reasonable cost.

Vote AGAINST proposals that limit the company’s business activities or capabilities or result in significant costs being incurred with little or no benefit.

7.	Environmental, Social, Governance (ESG) Issues

Please refer to page A-9 for our current approach to these important topics.

GOLDMAN SACHS BDC, INC.

PROSPECTUS

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements are provided in Part A of this Registration Statement for Goldman Sachs BDC, Inc. (the “Registrant”):

Audited Financial Statements

(2) Exhibits

(a)(1)	Certificate of Incorporation (incorporated by reference to Exhibit (a) to pre-effective Amendment No. 7 to the Company’s Registration Statement on Form N-2 (file no. 333-187642), filed on March 3, 2015).

(b)	Bylaws (incorporated by reference to Exhibit (a) to pre-effective Amendment No. 7 to the Company’s Registration Statement on Form N-2 (file no. 333-187642), filed on March 3, 2015).

(c)	Not applicable.

(d)(1)	Indenture, dated October 3, 2016, between Goldman Sachs BDC, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (file no. 814-00998), filed on October 3, 2016).

(d)(2)	Form of 4.50% Convertible Note Due 2022 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (file no. 814-00998), filed on October 3, 2016).

(d)(3)	Form of Indenture (incorporated by reference to Exhibit (d)(3) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(d)(4)	Form of Subscription Certificate (incorporated by reference to Exhibit (d)(4) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(d)(5)	Form of Subscription Agent Agreement (incorporated by reference to Exhibit (d)(5) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(d)(6)	Form of Warrant Agreement (incorporated by reference to Exhibit (d)(6) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(d)(7)	Form of Certificate of Designations for Preferred Stock (incorporated by reference to Exhibit (d)(7) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(d)(8)	Statement of Eligibility of Trustee on Form T-1 (incorporated by reference to Exhibit (d)(8) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(e)	Dividend Reinvestment Plan, amended as of August 1, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (file no. 814-00998), filed on August 3, 2017).

(f)	Not applicable.

(g)	Amended and Restated Investment Management Agreement, dated as of January 1, 2015, between the Company and Goldman Sachs Asset Management, L.P. (incorporated by reference to Exhibit (g) to pre-effective Amendment No. 7 to the Company’s Registration Statement on Form N-2 (file no. 333-187642), filed on March 3, 2015).

(h)(1)	Form of Underwriting Agreement for Equity Securities (incorporated by reference to Exhibit (h)(1) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(h)(2)	Underwriting Agreement, dated May 18, 2017, among the Company, the Adviser and the several underwriters named in Schedule A thereto (incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on May 24, 2017).

(i)	Not applicable.

(j)	Custody Agreement, dated as of April 1, 2013, between Registrant and State Street Bank and Trust Company (incorporated by reference to Exhibit (j) to pre-effective Amendment No. 8 to the Company’s Registration Statement on Form N-2 (file no. 333-187642), filed on March 10, 2015).

(k)(1)	Administration Agreement, dated as of April 1, 2013, between the Company and State Street Bank and Trust Company (incorporated by reference to Exhibit (k)(3) to pre-effective Amendment No. 7 to the Company’s Registration Statement on Form N-2 (file no. 333-187642), filed on March 3, 2015).

(k)(2)	Senior Secured Revolving Credit Agreement, dated as of September 19, 2013 among the Company, as Borrower, the Lenders party thereto, and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit (k)(5) to pre-effective Amendment No. 8 to the Company’s Registration Statement on Form N-2 (file no. 333-187642), filed on March 10, 2015).

(k)(3)	First Omnibus Amendment to Senior Secured Revolving Credit Agreement and Guarantee and Security Agreement, dated as of October 3, 2014 among the Company, as Borrower, the Lenders party thereto, and SunTrust Bank, as Administrative Agent and as Collateral Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (file no. 001-35851), filed on May 14, 2015).

(k)(4)	Joinder Agreement, dated as of January 16, 2015, by HSBC Bank USA, National Association, as Assuming Lender, in favor of the Company as Borrower, and SunTrust Bank, as administrative agent under the Revolving Credit Facility (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (file no. 001-35851), filed on May 14, 2015).

(k)(5)	Joinder Agreement, dated as of March 27, 2015, by CIT Finance LLC, as Assuming Lender, in favor of the Company as Borrower, and Sun Trust Bank, as administrative agent under the Revolving Credit Facility (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (file no. 001-35851), filed on May 14, 2015).

(k)(6)	Second Amendment to Senior Secured Revolving Credit Agreement, dated as of November 4, 2015, among Goldman Sachs BDC, Inc., as Borrower, the Lenders party thereto, SunTrust Bank, as Administrative Agent and as Collateral Agent, and, solely with respect to Section 5.9, DDDS BL, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 814-00998), filed on November 5, 2015).

(k)(7)	Third Amendment to Senior Secured Revolving Credit Agreement, dated as of December 16, 2016, among Goldman Sachs BDC, Inc., as Borrower, the Lenders party thereto, and SunTrust Bank, as Administrative Agent and as Collateral Agent (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 814-00998), filed on December 21, 2016).

(k)(8)	Amended and Restated Investment Management Agreement, dated as of January 1, 2015, between the Company and Goldman Sachs Asset Management, L.P. (incorporated by reference to Exhibit (g) to pre-effective Amendment No. 7 to the Company’s Registration Statement on Form N-2 (file no. 333-187642), filed on March 3, 2015).

(k)(9)	Senior Credit Fund, LLC Limited Liability Company Agreement, dated as of July 18, 2014, between Goldman Sachs BDC, Inc. and Regents of the University of California (incorporated by reference to Exhibit (k)(6) to pre-effective Amendment No. 7 to the Company’s Registration Statement on Form N-2 (file no. 333-187642), filed on March 3, 2015).

(k)(10)	First Amendment to Senior Credit Fund, LLC Limited Liability Company Agreement, dated as of October 1, 2014, between Goldman Sachs BDC, Inc. and Regents of the University of California (incorporated by reference to Exhibit (k)(6)(a) to pre-effective Amendment No. 10 to the Company’s Registration Statement on Form N-2 (file no. 333-187642), filed on March 17, 2015).

(k)(11)	Second Amendment to Senior Credit Fund, LLC Limited Liability Company Agreement, dated as of July 31, 2017, between Goldman Sachs BDC, Inc. and Regents of the University of California (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (file no. 814-00998), filed on August 3, 2017).

(k)(12)	Transfer Agency and Services Agreement, effective as of May 2, 2016, by and between the Company, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.2 to the to the Company’s Quarterly Report on Form 10-Q (file no. 814-00998), filed on May 9, 2016).

(k)(13)	License Agreement, dated as of April 1, 2013, between the Registrant and the Goldman, Sachs & Co. (incorporated by reference to Exhibit (k)(4) to pre-effective Amendment No. 7 to the Company’s Registration Statement on Form N-2 (file no. 333-187642), filed on March 3, 2015).

(l)(1)	Opinion and Consent of Fried, Frank, Harris, Shriver & Jacobson LLP, dated January 18, 2017 (incorporated by reference to Exhibit (l) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(l)(2)	Opinion and Consent of Fried, Frank, Harris, Shriver & Jacobson LLP, dated May 24, 2017 (incorporated by reference to Exhibit (l)(2) to Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on May 24, 2017).

(l)(3)	Opinion and Consent of Fried, Frank, Harris, Shriver & Jacobson LLP, dated May 26, 2017 (incorporated by reference to Exhibit (l)(3) to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on May 26, 2017).

(m)	Not applicable.

(n)(1)	Independent Registered Public Accounting Firm Consent.

(n)(2)	Report of Independent Registered Public Accounting Firm regarding “Senior Securities” table contained herein.

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics of the Registrant (incorporated by reference to Exhibit (r)(1) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on November 8, 2016).

(r)(2)	Code of Ethics of Goldman Sachs Asset Management, L.P. (incorporated by reference to Exhibit (r)(2) to pre-effective Amendment No. 8 to the Company’s Registration Statement on Form N-2 (file no. 333-187642), filed on March 10, 2015).

(s)(1)	Form of Preliminary Prospectus Supplement for Common Stock Offerings (incorporated by reference to Exhibit (s)(1) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(s)(2)	Form of Preliminary Prospectus Supplement for Preferred Stock Offerings (incorporated by reference to Exhibit (s)(2) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(s)(3)	Form of Preliminary Prospectus Supplement for Warrant Offerings (incorporated by reference to Exhibit (s)(3) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(s)(4)	Form of Preliminary Prospectus Supplement for Retail Notes Offerings (incorporated by reference to Exhibit (s)(4) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(s)(5)	Form of Preliminary Prospectus Supplement for Institutional Notes Offerings (incorporated by reference to Exhibit (s)(5) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

(s)(6)	Form of Preliminary Prospectus Supplement for Subscription Rights Offerings (incorporated by reference to Exhibit (s)(6) to the Company’s Registration Statement on Form N-2 (file no. 333-214506), filed on January 19, 2017).

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$23,180
Financial Industry Regulatory Authority fees	30,500
New York Stock Exchange Listing fees	29,350
Printing expenses	58,869
Legal fees and expenses	700,000
Accounting fees and expenses	40,000
Miscellaneous	15,000

Total	896,899

Note: All listed amounts, except the SEC registration fee and the FINRA filing fee, are estimates.

Item 28. Persons Controlled by or Under Common Control with Registrant

The following list sets forth the Registrant’s subsidiary, the state under whose laws the subsidiary is organized and the voting securities owned by the Registrant, directly or indirectly, in such subsidiary, which is included in the Registrant’s consolidated financial statements:

My-On BDC Blocker, LLC (Delaware)	100.0%

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s securities as of September 30, 2017:

Title of Class	Number of Record Holders
Common shares, par value $0.001 per share	2
Convertible Notes due 2022	1

Item 30. Indemnification

As permitted by Section 102 of the DGCL, the Registrant has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the Registrant, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

The Registrant’s certificate of incorporation and bylaws each provide that all directors, officers, employees and agents of the Registrant will be entitled to be indemnified by us to the fullest extent permitted by the DGCL, subject to the requirements of the Investment Company Act. Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL empowers the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that the person is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if (1) such person acted in good faith, (2) in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and (3) with respect to any criminal action or proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL empowers the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Registrant, and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of the Registrant has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Section 145(d) of the DGCL provides that in all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it will be made by the Registrant only if it is consistent with the Investment Company Act and as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct set forth in those subsections. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

Section 145(e) authorizes the Registrant to pay expenses (including attorneys’ fees) incurred by an officer or director of the Registrant in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person to whom the advancement will be made to repay the advanced amounts if it is ultimately determined that he or she was not entitled to be indemnified by the Registrant as authorized by Section 145. Section 145(e) also provides that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the Registrant, or persons serving at the request of the Registrant as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Registrant deems appropriate.

Section 145(f) provides that indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of such Section are not to be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Section 145(g) authorizes the Registrant to purchase and maintain insurance on behalf of its current and former directors, officers, employees and agents (and on behalf of any person who is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, regardless of whether the Registrant would have the power to indemnify such persons against such liability under Section 145.

Section 102(b)(7) of the DGCL allows the Registrant to provide in its certificate of incorporation a provision that limits or eliminates the personal liability of a director of the Registrant to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not limit or eliminate the liability of a director (1) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the current DGCL or as the DGCL may hereafter be amended.

The Administration Agreement provides that we shall indemnify and hold the administrator harmless from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by the administrator resulting from any claim, demand, action or suit in connection with the administrator’s acceptance of the Administration Agreement, any action or omission by it in the performance of its duties hereunder, or as a result of acting upon any instructions reasonably believed by it to have been duly authorized by us or upon reasonable reliance on information or records given or made by us or our Investment Adviser, provided that this indemnification shall not apply to actions or omissions of the administrator, its officers or employees in cases of its or their own negligence, bad faith or willful misconduct.

We expect that each underwriting agreement will provide that we will indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect thereof.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Our Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which our Investment Adviser, and each managing director, director or executive officer of our Investment Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding our Investment Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-37591), and is incorporated herein by reference.

Item 32. Locations of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Goldman Sachs BDC, Inc., c/o Goldman Sachs Asset Management, L.P., 200 West Street, New York, New York 10282;

(2)	the Transfer Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021;

(3)	the Custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111; and

(4)	the Investment Adviser, Goldman Sachs Asset Management, L.P., 200 West Street, New York, New York 10282.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

2.	Not applicable.

3.

If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant undertakes to file a post-effective amendment to set forth the terms of such offering.

4.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)

that for the purpose of determining liability of the undersigned Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

(a)	For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York on the 25th day of October 2017.

GOLDMAN SACHS BDC, INC.

By:	/s/ Brendan McGovern
Name:	Brendan McGovern
Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brendan McGovern Brendan McGovern	Chief Executive Officer and President (Principal Executive Officer)	October 25, 2017

/s/ Jonathan Lamm Jonathan Lamm	Chief Financial Officer and Treasurer (Principal Financial Officer)	October 25, 2017

/s/ Carmine Rossetti Carmine Rossetti	Principal Accounting Officer	October 25, 2017

* Jaime Ardila	Director	October 25, 2017

* Ashok N. Bakhru	Director	October 25, 2017

* Janet F. Clark	Director	October 25, 2017

* Ross J. Kari	Director	October 25, 2017

* Ann B. Lane	Director	October 25, 2017

* Katherine Uniacke	Director	October 25, 2017

By:	/s/ Caroline Kraus
Caroline Kraus
Attorney-in Fact